As filed with the Securities and Exchange Commission on                             , 2005

File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

FEDERAL HOME LOAN BANK OF INDIANAPOLIS

(Exact name of registrant as specified in its charter)

Federally Chartered Corporation	35-6001443
(State or other jurisdiction of incorporation)	(IRS employer identification number)

8250 Woodfield Crossing Blvd. Indianapolis, IN	46240
(Address of principal executive office)	(Zip code)

Telephone number, including area code:

(317) 465-0200

Securities to be registered pursuant to Section 12(b) of the Act:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

The Bank’s Class B capital stock, par value $100 per share

(Title of class)

As used in this Form 10, unless the context otherwise requires, the terms “we,” “us,” “our,” and the “Bank” refer to the Federal Home Loan Bank of Indianapolis.

Special Note Regarding Forward-looking Statements

Statements contained in this registration statement, including statements describing the objectives, projections, estimates, or predictions for our future, may be “forward-looking statements.” These statements may use forward-looking terms, such as “anticipates,” “believes,” “could,” “estimates,” “may,” “should,” “will,” or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty, and that actual results could differ materially from those expressed or implied in these forward-looking statements or could affect the extent to which a particular objective, projection, estimate, or prediction is realized.

These forward-looking statements involve risks and uncertainties including, but not limited to, the following: economic and market conditions; volatility of market prices, rates, and indices; political, legislative, regulatory, or judicial events; membership changes; competitive forces; changes in investor demand for Consolidated Obligations and/or the terms of interest rate exchange agreements and similar agreements; and timing and volume of market activity. This registration statement, including the business section and management’s discussion and analysis of financial condition and results of operations, should be read in conjunction with our financial statements and notes, which begin on page F-9.

ITEM 1.	BUSINESS.

Background Information

The Federal Home Loan Bank of Indianapolis (the “Bank”) is one of 12 Federal Home Loan Banks organized under the authority of the Federal Home Loan Bank Act of 1932, as amended (the “Bank Act”). We were chartered on October 12, 1932. A cooperative institution, we are wholly-owned by our members that are the financial institutions that are also our primary customers. We provide a readily available, low-cost source of funds to our members. All federally-insured depository institutions and insurance companies that have a principal place of business located in Indiana or Michigan are eligible to become members of our Bank. Applicants for membership must meet certain requirements that demonstrate that they are engaged in residential housing finance. All member financial institutions are required to purchase shares of our Class B Stock as a condition of membership. Only members hold the capital stock of our Bank, except for stock held by former members or their legal successors during their stock redemption period. We do not lend directly to, or purchase mortgage loans directly from, the general public.

As with each of the Federal Home Loan Banks, we are a government-sponsored enterprise (“GSE”) and a federal instrumentality of the United States of America that operates as an independent entity with our own board of directors, management, and employees. A GSE is an entity that consists of a combination of private capital, public sponsorship, and public policy purposes. Public sponsorship and public policy attributes include:

•	exemption from federal, state, and local taxation, except real estate taxes;

•	exemption from registration under the Securities Act of 1933 (the Federal Home Loan Banks are required by federal regulation to register a class of their equity securities under the Securities Exchange Act of 1934);

•	appointment of six of our directors by our federal regulator;

•	the United States Treasury’s authority to purchase up to $4 billion of Consolidated Obligations (defined below) of the Federal Home Loan Banks; and

•	requirements to set aside up to 20% of annual net income, after the Affordable Housing Program (“AHP”) expense, to repay interest on Resolution Funding Corporation (“REFCORP”) bonds issued to recapitalize the financial institution industry’s deposit insurance fund, and to use 10% of annual net earnings before interest expense for mandatorily redeemable capital stock that is classified as debt and after the REFCORP assessment to fund the AHP, resulting in a statutory assessment of approximately 26.6% of our annual income.

The Federal Home Loan Banks are not government agencies and do not receive financial support from taxpayers. Moreover, the U.S. government does not guarantee, directly or indirectly, the debt securities or other obligations of the Federal Home Loan Bank System (“FHLB System”). The 12 Federal Home Loan Banks, along with the Office of Finance and the Federal Housing Finance Board (the “Finance Board”), make up the FHLB System. The financial statements of the Bank and the combined financial statements of the Federal Home Loan Banks, as prepared by the Office of Finance, are prepared in accordance with generally accepted accounting principles (“GAAP”).

A primary source of our funds is the proceeds from the sale to the public of Federal Home Loan Bank debt instruments, called consolidated obligations (“Consolidated Obligations” or “COs”), which are the joint and several obligations of all 12 Federal Home Loan Banks. The Finance Board, the primary regulator for the Federal Home Loan Banks, established the Office of Finance as a joint office of the Federal Home Loan Banks to facilitate the issuance and servicing of Consolidated Obligations. We obtain additional funds from deposits, other borrowings, and the issuance of capital stock. Deposits may be received from both member and non-member financial institutions and other federal instrumentalities. We also purchase long-term, fixed-rate mortgage loans from our members and provide members with certain correspondent services, such as securities safekeeping and wire transfers.

Business Segments

We manage our operations by grouping products and services within two business segments. These business segments are (1) Traditional Funding, Investments, and Deposit Products; and (2) the Mortgage Purchase Program (“MPP”). The revenues, profit or loss, and total assets for each segment are contained in Note 14 to the audited financial statements.

Traditional Funding, Investments, and Deposit Products

Traditional Funding - Credit Services. We offer a wide variety of traditional funding and other related credit products to our members, including loans (“Advances”), letters of credit, and lines of credit. We approve member credit requests based on the member’s creditworthiness and financial condition, as well as its collateral position. All credit products must be fully collateralized by a member’s pledge of eligible collateral assets, primarily one-to-four family residential mortgage loans, various types of securities, deposits in our bank, and certain other real estate-related collateral (“ORERC”), such as commercial real estate loans and home equity loans, supplemented by a statutory lien provided under the Bank Act on each member’s stock in our bank. We also accept small business loans as collateral from Community Financial Institutions (“CFIs”), which are currently defined as FDIC-insured depository institutions with average total assets over the preceding three-year period of $567 million or less.

We offer a wide array of fixed-rate and adjustable-rate Advances, our primary credit product, with maturities ranging from 1 day to 20 years. Members utilize Advances for a wide variety of purposes including:

•	funding for single-family mortgages and multifamily mortgages held in portfolio, including both conforming and non-conforming mortgages (as determined in accordance with secondary market criteria);

•	temporary funding during the origination, packaging, and sale of mortgages into the secondary market;

•	funding for commercial loans and, especially with respect to CFIs, funding for small business, small farm, and small agri-business portfolio loans;

•	asset/liability management;

•	a cost-effective alternative to holding short-term investments to meet contingent liquidity needs; and

•	a competitively priced alternative source of funds, especially with respect to smaller members with less diverse funding sources.

We also offer standby letters of credit (“Letters”), generally for up to 10 years in term, which carry AAA ratings. Letters are performance contracts that guarantee the performance of a member to a third party and are subject to the same collateralization and borrowing limits that are applicable to Advances. A Letter may be offered to assist members in facilitating residential housing finance, community lending, asset/liability management, and liquidity.

Members that are terminated or withdraw from membership are required to make arrangements to repay outstanding Advances in a reasonable time but may keep the Advances outstanding until maturity to avoid prepayment fees. We do not make Advances to non-members; however, by regulation, we are permitted to make Advances to non-member housing associates (“Housing Associates”). We do not presently have Advances outstanding to any Housing Associates. Housing Associates are approved lenders under Title II of the National Housing Act that are either a government agency or are chartered under federal or state law with rights and powers similar to those of a corporation. A Housing Associate must lend its own funds as its principal activity in the mortgage lending field and, although it must meet the same regulatory lending requirements as members, it does not purchase our stock and has no voting rights.

Advances Concentration. As of March 31, 2005, there was one customer, Flagstar Bank, FSB, that had gross interest payments on Advances, excluding the effects of interest rate exchange agreements with non-member counterparties, that exceeded 10% of our total interest income. Advances outstanding to Flagstar Bank, FSB at March 31, 2005, were $4.7 billion, and comprised 18.5% of total Advances outstanding, at par. Gross interest income earned from Flagstar Bank, FSB during the quarter ended March 31, 2005, was $41.0 million, and comprised 10.7% of total interest income. At December 31, 2004, there were three members that had gross interest payments on Advances exceeding 10% of our total interest income.

The amount of Advances outstanding, at par, and gross interest income from these customers as of and for the year ended December 31, 2004 follows.

As of and for the Year Ended December 31, 2004

($ amounts in thousands, at par)

Member Name	Advances Outstanding at par	% of Total	Gross Interest Income	% of Total Interest Income
Standard Federal Bank	$5,325,177	21.37%	148,876	12.27%
Flagstar Bank, FSB	4,090,000	16.41%	143,889	11.86%
Fifth Third Bank	820,048	3.29%	122,113	10.07%

Subtotal	10,235,225	41.07%	414,878	34.20%
Others	14,688,994	58.93%

All Advances borrowers	$24,924,219	100.00%

The following tables present Advances outstanding and the weighted average rate earned on Advances outstanding for the 10 largest borrowers as of March 31, 2005, December 31, 2004, and December 31, 2003, respectively.

Top 10 Advances Borrowers

As of March 31, 2005

($ amounts in thousands, at par)

Member Name	Advances Outstanding at par	% of Total	Weighted Average Rate
Flagstar Bank, FSB	$4,738,000	18.50%	3.46%
Standard Federal Bank	4,625,177	18.06%	2.80%
Fifth Third Bank	2,470,383	9.64%	3.61%
National City Bank of Indiana	1,382,807	5.40%	2.77%
Republic Bank	1,194,965	4.67%	4.75%
Citizens Bank	568,177	2.22%	3.47%
Union Federal Bank	508,376	1.98%	3.98%
National City Bank of the Midwest	501,638	1.96%	2.71%
Old National Bank in Evansville	411,741	1.61%	5.75%
First Financial Bank	324,504	1.27%	5.51%

Subtotal	16,725,768	65.31%	3.42%
Others	8,887,507	34.69%	4.32%

All Advances borrowers	$25,613,275	100.00%	3.73%

Top 10 Advances Borrowers

As of December 31, 2004

($ amounts in thousands, at par)

Member Name	Advances Outstanding at par	% of Total	Weighted Average Rate
Standard Federal Bank	$5,325,177	21.37%	2.56%
Flagstar Bank, FSB	4,090,000	16.41%	3.74%
National City Bank of Indiana	1,382,899	5.55%	2.24%
Republic Bank	1,259,336	5.05%	4.58%
Union Federal Bank	831,376	3.34%	3.21%
Fifth Third Bank	820,048	3.29%	5.59%
Citizens Bank	618,196	2.48%	3.31%
National City Bank of the Midwest	501,686	2.01%	2.15%
Old National Bank in Evansville	461,837	1.85%	5.84%
First Financial Bank	324,517	1.30%	5.51%

Subtotal	15,615,072	62.65%	3.37%
Others	9,309,147	37.35%	4.17%

All Advances borrowers	$24,924,219	100.00%	3.67%

Top 10 Advances Borrowers

As of December 31, 2003

($ amounts in thousands, at par)

Member Name	Advances Outstanding at par	% of Total	Weighted Average Rate
Standard Federal Bank	$6,725,180	24.06%	2.87%
Flagstar Bank, FSB	3,246,000	11.61%	4.25%
Fifth Third Bank	2,711,109	9.70%	4.78%
National City Bank of Indiana	1,383,922	4.95%	1.11%
Republic Bank	1,365,276	4.88%	4.24%
Union Federal Bank	883,318	3.16%	2.71%
Old National Bank in Evansville	742,347	2.66%	5.50%
National City Bank of Michigan/Illinois	701,762	2.51%	1.09%
Citizens Bank	578,789	2.07%	3.71%
Integra Bank	446,197	1.60%	6.13%

Subtotal	18,783,900	67.20%	3.49%
Others	9,168,474	32.80%	4.40%

All Advances borrowers	27,952,374	100.00%	3.79%

Advances. Members have access to a wide array of Advances and other credit products. A breakdown of Advances, by primary product line, as of March 31, 2005, December 31, 2004, and 2003, is provided below.

Advances by Product Line

($ amounts in thousands, at par)

	Mar 31, 2005	% of Total	Dec 31, 2004	% of Total	Dec 31, 2003	% of Total
Advance type
Fixed-rate bullet	$14,157,252	55.3%	$13,240,517	53.1%	$14,068,237	50.3%
Putable	4,976,750	19.4%	5,589,750	22.4%	7,282,750	26.1%
Adjustable (1)	2,638,840	10.3%	2,869,993	11.5%	4,058,560	14.5%
Variable	2,519,005	9.8%	1,883,846	7.6%	1,400,197	5.0%
Fixed-rate amortizing	1,321,428	5.2%	1,340,113	5.4%	1,142,630	4.1%

Total Advances	25,613,275	100.0%	$24,924,219	100.00%	$27,952,374	100.00%

(1)	Includes two $15 million advances outstanding modified (in accordance with EITF 01-07) from putable advances to adjustable advances with $1.08 million and $1.12 million in remaining deferred fees outstanding as of March 31, 2005, and December 31, 2004, respectively. There were no modified advances during the years ending December 31, 2003 and 2002.

Our primary Advance programs include:

•	Variable rate advances, which reprice daily at a rate based on our overnight cost of funds. They may be borrowed on terms from one day to six months and may be prepaid on any given business day during that term without fee or penalty. No principal payment is due until maturity. Interest is due on a monthly basis;

•	Fixed-rate advances, which have fixed rates throughout the term of the advances. Terms of these advances may be up to 10 years for our regular program and up to 20 years for fixed-rate Community Investment Program (“CIP”) advances. No principal payment is due until maturity. Prepayments prior to maturity are subject to prepayment fees which make us financially indifferent to a prepayment. Interest is generally due on a monthly basis;

•	Adjustable rate advances, which are sometimes called floaters, reprice periodically based on a variety of indices, typically LIBOR. Quarterly LIBOR floaters are the most typical type of adjustable rate advance we extend to our members. Terms of these advances may be up to ten years. Prepayment terms are agreed to before the advance is extended, but typically no prepayment fees are required if a member prepays an adjustable rate on a reset date, with the required notification. No principal payment is due prior to maturity. Interest is generally due on a monthly basis;

•	Putable advances, in which the member receives a discounted rate of interest to, in effect, sell us an option to convert a fixed-rate advance, on any pre-established conversion date, to a periodic adjustable rate advance with a predetermined index (normally a LIBOR floater) for the remaining term to maturity, at our discretion. Due to the complexities of funding this product, we must receive a total of at least $5 million in requests to execute these advance offerings. Interest is typically due on a monthly basis, and;

•	Mortgage / amortizing advances, which are fixed-rate advances that require principal payments each year, based on a specified amortization schedule with a balloon payment of remaining principal at maturity. Regular program mortgage advance program terms range from three to 12 years, whereas CIP amortizing advance terms are offered up to 20 years. Interest is generally due on a monthly basis.

Our entire menu of Advances products is generally available to each creditworthy member, regardless of the member’s asset size. Advances are typically priced at standard spreads above our cost of funds. Our board-approved credit policy allows us to offer lower prices on certain types of Advances transactions of $25 million or greater. Determination of such prices is based on factors such as market conditions at the time of the trade, hedging and other costs associated with the transaction, the size of the transaction, our asset liability management position, and competitive factors including a member’s funding alternatives. We do not otherwise distinguish between members based upon asset size or other criteria as far as pricing is concerned.

As of December 31, 2004, thirty-five members had assets in excess of $1 billion, and together they comprised approximately 71% of the total member asset base. Our three largest members accounted for 35% of member assets, i.e., the total, cumulative assets of our member institutions, and 30% of Advances. All three of these members are part of holding companies headquartered outside our district. The loss of any one of these members would significantly impact our ability to achieve growth objectives, although the impact on capital-based earnings ratios could be less significant. From a risk perspective, we perform frequent credit and collateral reviews for heavily borrowed members.

Credit risk can be magnified if a lender concentrates its portfolio in a few borrowers. Because of our limited territory, Indiana and Michigan, and because of continuing consolidation among the financial institutions that comprise the members of the 12 Federal Home Loan Banks, we have only a limited pool of large borrowers. Concentration among those borrowers has declined but still presents a risk. As of year-end 2004, our top 10 borrowers held 62.65% of total Advances outstanding. At March 31, 2005, our top 10 borrowers accounted for 65.31% of total Advances outstanding. Because of this concentration in Advances, we perform frequent credit and collateral reviews on our largest borrowers. In addition, we regularly analyze the implications to our financial management and profitability if we were to lose the business of one or more of these customers.

Our geographic membership requirement limits the potential for adding new members. Also, mergers and charter consolidations are reducing the universe of potential members. The ability for an institution with one charter to retain membership in more than one Federal Home Loan Bank, known as multi-district membership, is still being considered by the Finance Board. If, and until, the rules on this issue are promulgated, it is difficult to assess the impact that multi-district membership could have on our Bank.

Collateral. All credit products extended to a member must be fully collateralized by the member’s pledge of eligible assets. Each borrowing member and its affiliates that hold collateral are required to grant us a security interest in such collateral. All such security interests held by us are afforded a priority by the Competitive Equality Banking Act over the claims of any party, including any receiver, conservator, trustee, or similar party having rights as a lien creditor, except for claims held by actual bona fide purchasers for value or by parties that are secured by actual perfected security interests, provided that such claims would otherwise be entitled to priority under applicable law. In addition, our claims are given certain preferences pursuant to the receivership provisions of the Federal Deposit Insurance Act. Based on these factors, we do not typically require our borrowing members to deliver collateral to us, other than securities collateral. Further, we now file UCC-1 financing statements with respect to all borrowing members and any affiliate that pledges collateral. This gives us a perfected security interest with priority over all creditors unless a secured creditor perfects by taking possession of our collateral without notice of our lien.

We take collateral on a blanket, specific listing, or delivery basis depending on the credit quality of the borrower. Acceptable collateral includes certain investment securities, one-to-four family mortgages, deposits, and certain ORERC assets. At year-end 2004, ORERC reported by our members accounted for approximately $2.1 billion of borrowing capacity, compared to approximately $2.3 billion of borrowing capacity at March 31, 2005. We are gradually implementing acceptance of newer collateral types as specified by the Gramm-Leach-Bliley Act of 1999 (“GLB Act”) amendment to the Bank Act. Typically, Advances must be over-collateralized based on the type of collateral, with requirements ranging from 100% for deposits (cash) to 145% for residential mortgages held under blanket lien status. Less traditional types of collateral such as home equity loans and commercial real estate loans have coverage ratios up to 300%. In 2004, we added staff to perform periodic, on-site collateral audits on each of our borrowing members, rather than rely on our prior practice of using verifications performed by members’ external auditors. We believe this change has significantly improved our ability to evaluate the quality of our members’ collateral. Through these on-site collateral audits, we have determined that the home equity loans originated by our members are of high quality, and at a low risk for default. Therefore, at its March 2005 meeting, our board decreased collateral coverage requirements for home equity loans and lines of credit. Due to the security provided by collateral, management does not believe that loan loss reserves need to be held against Advances.

Affordable Housing and Community Investment Programs. Each Federal Home Loan Bank is required to set aside 10% of its annual net earnings, before interest expense for mandatorily redeemable capital stock that is classified as debt, and after the REFCORP assessment, to fund its AHP (subject to an annual FHLB System-wide minimum of $100 million). Through our AHP, we provide cash grants or interest subsidies on Advances to our members, which are, in turn, provided to qualified individuals to finance the purchase, construction, or rehabilitation of low- to moderate-income owner-occupied or rental housing. Our AHP includes the following programs:

•	Competitive Program, which is the primary grant program to finance homeownership for individuals with income at or below 80% of the median income for the area, or to finance the purchase, construction, or rehabilitation of rental housing, with at least 20% of the units occupied by, and affordable for, very low-income households;

•	Homeownership Opportunities Program, which provides assistance with down payments and closing costs to first-time homebuyers;

•	Neighborhood Impact Program, which provides rehabilitation assistance to homeowners to help improve neighborhoods.

In addition to AHP, we also offer a variety of specialized Advance programs to support housing and community development needs. Through our Community Investment Program, we offer Advances to our members that are involved in community economic development activities benefiting low- or moderate-income families or neighborhoods. These Advances have maturities ranging from 30 days to 20 years and are priced at our cost of funds plus reasonable administrative expenses. These funds can be used for the development of housing, infrastructure improvements, or assistance to small businesses or businesses that are creating jobs in the member’s community. Advances made under our Community Investment Program, which are not part of the AHP assessment, comprised 2.6% of our total Advances outstanding, at par, at March 31, 2005; 2.7% at December 31, 2004; 2.1% at December 31, 2003; and 1.9% at December 31, 2002.

Investments. We maintain a portfolio of investments, purchased from non-member counterparties, other Federal Home Loan Banks, or members and their affiliates, to provide liquidity and enhance our earnings. Our portfolio of low-risk, short-term investments, principally overnight federal funds, ensures the availability of funds to meet our members’ credit needs. The longer term investment portfolio provides higher returns and may consist of securities issued by the U.S. government and its agencies, other GSEs, mortgage-backed securities (“MBS”), and asset-backed securities (“ABS”) that are issued by government-sponsored mortgage agencies or private issuers that carry the highest ratings from Moody’s Investor Service, Standard and Poor’s (“S&P”) Rating Service or Fitch Ratings. Our investments in housing GSEs are not guaranteed by the U.S. government.

As of December 31, 2004, we held $222 million of COs that were issued by other Federal Home Loan Banks. These COs are hedged with interest rate swaps to synthetically create LIBOR-based floating-rate assets. Generally, the net yield of these instruments, including their associated interest rate swaps, is higher than our cost of funding the purchase. These hedged CO purchases were transacted to absorb excess liquidity, leverage capital, and enhance profitability. At certain times, the net hedged return of these securities is substantially above our short-term cost of funds. This is a function of the spread to the term swap curve of term COs relative to the cost of issuing Discount Notes or swapped CO debt with a different maturity or optionality. This results in an opportunity to profitably hold these securities. Since they are held in our available-for-sale portfolio, they provide incremental liquidity for the Bank. Additionally, these assets allow us to utilize the capital of the Bank when Advance demand is weak. As previously noted, these investments are typically funded with the proceeds of COs that may be issued subsequent to the purchase of the security (i.e., sequential issuance of short-term Discount Notes) or contemporaneously, but with different terms. We own three of these securities; two that were issued by the Federal Home Loan Bank of Seattle in 1997, and one that was issued by the Federal Home Loan Banks of Atlanta and Dallas in 1999.

All of these COs were purchased prior to March 30, 2005, through security dealers, and were not directly placed or purchased from another Federal Home Loan Bank. Certain of these COs were purchased as primary offerings. The Finance Board issued a regulatory interpretation, dated March 30, 2005, that addresses the permissibility of directly purchasing from the Office of Finance or an initial underwriter COs issued by other Federal Home Loan Banks. While certain of these securities may ultimately be determined to violate Regulation 966.8 (c), as subsequently interpreted, such a determination has not been made at this time. No additional purchases of COs that have been issued by other Federal Home Loan Banks are currently planned. We do not purchase MBS issued by other Federal Home Loan Banks, although we have made MBS purchases issued by affiliates of our members. At March 31, 2005, our investment portfolio accounted for 21% of total assets as compared to 25% at December 31, 2004, and 19% at December 31, 2003.

Under the Finance Board’s regulations, we are prohibited from investing in certain types of securities, including:

•	instruments, such as common stock, that represent an equity ownership in an entity, other than stock in small business investment companies, or certain investments targeted to low-income persons or communities;

•	instruments issued by non-U.S. entities, other than those issued by U.S. branches and agency offices of foreign commercial banks;

•	non-investment grade debt instruments, other than certain investments targeted to low-income persons or communities and instruments that were downgraded after their purchase;

•	whole mortgages or other whole loans, except for

•	those acquired under our MPP;

•	certain investments targeted to low-income persons or communities;

•	certain marketable direct obligations of state, local, or tribal government units or agencies, having at least the second highest credit rating from Moody’s, S&P, or Fitch;

•	MBS or ABS secured by manufactured housing loans or home equity loans; and

•	certain foreign housing loans authorized under Section 12(b) of the Bank Act; and

•	non-U.S. dollar denominated securities.

The Finance Board’s regulations further provide that the total book value of our investments in MBS and ABS must not exceed 300% of our previous month-end capital on the day we purchased the securities. In addition, we are prohibited from purchasing:

•	interest-only or principal-only stripped MBS or ABS;

•	residual-interest or interest-accrual classes of collateralized mortgage obligations and real estate mortgage investment conduits; and

•	fixed-rate or floating-rate MBS or ABS that on the trade date are at rates equal to their contractual cap and that have average lives that vary by more than six years under an assumed instantaneous interest rate change of 300 basis points.

All unsecured investments, such as federal funds, including those with our members or their affiliates, are subject to the same selection criteria. These criteria include capital, legal form and credit rating. Each unsecured counterparty has an exposure limit, which is computed in the same manner, regardless of the counterparty’s status as a member, affiliate of a member or unrelated party. The limitations are subject to qualitative review by our Credit Department. This review may result in a reduction of the line of credit or permissible term of the investment.

Investments in MBS that are issued by a member, affiliate of a member, or an unrelated party are not subject to specific issuer limitations if the credit rating of the security is primarily derived from the structure of the security.

Deposits. Deposit programs provide a portion of our funding resources, while also giving members a high quality earning asset that satisfies their regulatory liquidity requirements. We offer several types of deposit programs to our members and other institutions including overnight and demand deposits. We may accept uninsured deposits from

•	our members;

•	institutions eligible to become members;

•	any institution for which we are providing correspondent services;

•	other Federal Home Loan Banks; or

•	other federal government instrumentalities.

The following table shows the composition of our deposits as of March 31, 2005, and December 31, 2004, and 2003.

Composition of Deposits

($ amounts in thousands)

	Mar 31, 2005	% of Total	Dec 31, 2004	% of Total	Dec 31, 2003	% of Total
Overnight deposits	$845,710	85%	$747,184	85%	$1,035,541	85%
Demand deposits	129,360	13%	130,696	15%	175,783	15%
Custodial mortgage deposits	241	0%	256	0%	268	0%
Swap collateral held for deposit	21,761	2%	1,281	0%	977	0%

Total	$997,072	100%	$879,417	100%	$1,212,569	100%

To support deposits, the Bank Act requires us to have an amount equal to the current deposits invested in obligations of the United States, deposits in eligible banks or trust companies, or Advances with a maturity not exceeding five years.

As the following table shows, we are in compliance with the Bank Act liquidity requirements for deposits as of March 31, 2005, December 31, 2004, and 2003.

Liquidity Deposit Reserves

($ amounts in thousands)

	Mar 31, 2005	Dec 31, 2004	Dec 31, 2003
Deposit reserves	$23,010,902	$23,387,696	$22,839,287
Total deposits	997,072	879,417	1,212,569

Excess deposit reserves	$22,013,830	$22,508,279	$21,626,718

Mortgage Purchase Program

We began purchasing mortgage loans directly from our members through our MPP in the second quarter of 2001. By regulation, we are not permitted to purchase loans from any seller that is not a member, and we do not use a trust or other entity to purchase the loans for us. We purchase long-term, fixed-rate, fully amortizing, level payment loans predominantly for primary, owner-occupied, detached residences, including single-family properties, and two-, three-, and four-unit properties. Additionally, to a lesser degree, we purchase loans for primary, owner-occupied, attached residences, (including condominiums and planned unit developments), second/vacation homes, and investment properties. All of our mortgage loan purchases are governed by a Finance Board regulation adopted in 2000. Prior to that time, the Federal Home Loan Banks could only purchase mortgage loans based upon individual approvals from the Finance Board. Further, while the regulation does not specifically limit us to purchasing fixed-rate loans, we would need to comply with the Finance Board’s regulation on new business activities to purchase adjustable-rate loans. The Finance Board regulations provide that any material changes to mortgage purchase programs that have a different credit risk profile would need to be approved by the Finance Board as a new business activity.

The MPP was originally developed by our Bank and the Federal Home Loan Banks of Seattle and Cincinnati. Although each Bank operates its program separately, these Banks still cooperate on various technical issues common to their programs. These three Banks jointly developed the software and documentation for the MPP. In the event that another Federal Home Loan Bank wishes to purchase the MPP software and documentation to start its own program, the initial three MPP Banks, and each other Federal Home Loan Bank that has acquired the software and documentation, have agreed to determine a reasonable purchase price that is then shared with all the participating Banks on a pro rata basis. The Federal Home Loan Bank of Atlanta has purchased rights to the MPP documentation and begun acquiring loans under MPP. The Federal Home Loan Bank of Pittsburgh has purchased the software and documentation package but has not initiated its program.

All loans we purchase meet guidelines for our MPP accepted by our approved supplemental mortgage insurance (“SMI”) providers and generally meet the underwriting standards of Fannie Mae and Freddie Mac. For example, the maximum loan-to-value for any mortgage loan purchased is 95%, and the borrowers must meet certain minimum credit scores depending upon the type of property or loan.

Members that participate in the MPP, known as Participating Financial Institutions (“PFIs”), must complete all application documents and be of sound financial condition as determined by our Credit Department’s underwriting standards. In addition, a PFI must meet the following requirements:

•	be an active originator of conventional mortgages and have servicing capabilities, if applicable;

•	certify that it is in good standing if it is an approved seller of either Fannie Mae or Freddie Mac loans;

•	advise us if it has been the subject of any adverse action by either Fannie Mae or Freddie Mac; and

•	along with its parent corporation, if applicable, meet the capital requirements of each state and federal regulatory agency with jurisdiction over the member’s or parent corporation’s activities.

We do not service the mortgage loans we purchase. PFIs may elect to retain servicing rights for the loans sold to us, or they may elect to sell servicing rights to an MPP-approved servicer. Currently, Washington Mutual Bank, FA is the only approved servicer to which servicing rights may be sold. Those PFIs that retain servicing rights receive a monthly servicing fee, which currently averages 28.05 basis points. The PFIs that retain servicing rights must be approved by us and undergo an audit by a third party quality control contractor that advises the PFIs of any deficiencies in servicing procedures or processes and then notifies us so that we can monitor their performance. All servicing activities, whether retained or released, are subject to review by our master servicer, Washington Mutual Mortgage Securities Corporation. If we deem servicing to be inadequate, we can require that the servicing of those loans be transferred to a servicer that is acceptable to us.

Under current regulations, all pools of mortgage loans purchased by us, other than government-insured mortgage loans, must have sufficient credit enhancement so that the pools of loans are at least investment grade. Further, additional risk-based capital must be maintained against the pools of mortgage assets that have an implied credit rating of less than AA. Therefore, we generally limit the pools of mortgage loans that we will purchase to those with an implied S&P credit rating of at least AA.

The required credit enhancement to reach the expected credit rating is determined by using S&P’s LEVELS™ Rating Model. A lender risk account (“LRA”) is then established in an amount sufficient to achieve the expected credit rating. Losses on defaulted mortgage loans in the pool are paid from these sources in the following order:

•	collateral value;

•	primary mortgage insurance, if any;

•	LRA; and

•	SMI.

The LRA is funded by a reduction in the purchase price paid to the member and is either paid up front or out of the periodic interest payments on the loans. If the mortgage loans perform better than expected, the remaining funds in the LRA are returned to the member, thus encouraging the member to sell us only good quality loans. SMI is added on any pools of loans where, after application of the LRA, the loan-to-value of the pool is still higher than 50%. The average LRA account balance is 7.42 basis points of the principal balance of the pool of loans sold, and the average SMI premium is 8.51 basis points. Any losses that exceed the funds available from the above sources would be absorbed by us. We do not receive any transaction or other fees other than a .25% to .75% fee on cash-out refinancing transactions, and a 1.5% fee on loans on investment properties which are consistent with industry standards. We do not pay the PFIs any fees other than the servicing fee discussed above when the PFI retains the servicing rights. Our current SMI provider is Mortgage Guaranty Insurance Corporation (‘MGIC’). We enter into the insurance directly with MGIC, but a contract is written for each pool. In the first quarter of 2005, we negotiated to obtain an aggregate loss/benefit limit or “stop-loss” on any master commitment contracts that equal or exceed $35,000,000. The stop-loss is equal to the total initial principal balance multiplied by the stop-loss percentage, as is in effect from time to time, and represents the maximum aggregate amount payable by MGIC under the SMI policy for that pool. Even with the stop-loss provision, the aggregate of the LRA and the amount payable by MGIC under an SMI stop-loss contract will be equal to or greater than the amount of credit enhancement required for the pool to have an implied S&P credit rating of at least AA.

MPP Concentration. We estimate, based upon using the average balances of MPP loans outstanding, at par, and imputing the amount of interest income, that loans purchased from one MPP customer, Standard Federal Bank, NA, contribute interest income that exceeds 10% of our total interest income for the quarter ended March 31, 2005. Total mortgage loans outstanding as of March 31, 2005, from Standard Federal Bank, NA were $4.3 billion or 47.8% of total mortgage loans outstanding, at par. The amount of imputed interest income earned during the quarter ended March 31, 2005, from Standard Federal Bank, NA was $48.7 million or 12.7% of total interest income.

As of December 31, 2004, there were two MPP customers who contributed interest income that exceeded 10% of our total interest income for the year ending December 31, 2004. The amounts of mortgage loans outstanding that were purchased from these MPP customers at December 31, 2004, are:

MPP Concentration

At December 31, 2004

($ amounts in thousands)

Customer	Mortgage Loans Outstanding	% of Total	Imputed Interest Income from Mortgage Loans	% of Total
Standard Federal Bank, NA	$3,521,201	45.7%	$178,560	14.8%
Irwin Union Bank	2,872,217	37.3%	136,333	11.2%

Subtotal	6,393,418	83.0%	314,893	26.0%

Other customers not individually exceeding 10% of total interest income	1,311,999	17.0%

Total mortgage loans, at par	$7,705,417	100.0%

The loss of either one of these PFI customers could have a material adverse effect on this segment. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and Note 14 to our financial statements for further discussion.

For emergency liquidity purposes, we have the legal authority to sell MPP assets. However, for us to routinely sell MPP assets outright or through securitizations using a credit guarantee by one or more Federal Home Loan Banks, regulatory approval is required.

Funding Sources

The primary source of funds for each of the Federal Home Loan Banks is the sale of debt securities, known as COs, in the capital markets. The Finance Board’s regulations govern the issuance of debt on our behalf and authorize us to issue COs, through the Office of Finance as our agent, under Section 11(a) of the Bank Act. By regulation, all of the Federal Home Loan Banks are jointly and severally liable for the COs issued under Section 11(a). No Federal Home Loan Bank is permitted to issue individual debt under Section 11(a) without the approval of the Finance Board.

While COs, which consist of bonds and Discount Notes, are, by regulation, the joint and several obligations of the Federal Home Loan Banks, the primary liability for COs issued to provide funds for a particular Federal Home Loan Bank rests with that Bank. They are backed only by the financial resources of the Federal Home Loan Banks, and there has never been a default in the payment of any CO. Although each Federal Home Loan Bank is a GSE, COs are not obligations of, and are not guaranteed by, the U.S. government. The Moody’s and S&P ratings for COs of Aaa and AAA, respectively, reflect the likelihood of timely payment of principal and interest on the COs. The aggregate par amount of the 12 Federal Home Loan Banks’ outstanding COs was approximately $872.7 billion at March 31, 2005; $869.2 billion at December 31, 2004, and $759.5 billion at December 31, 2003.

Although we are primarily liable for those COs that are issued on our behalf, we are also jointly and severally liable, along with the other Federal Home Loan Banks, for the payment of principal and interest on COs of all the Federal Home Loan Banks. If the principal or interest on any CO issued on our behalf was not paid in full when due, we could not pay dividends to, or redeem or repurchase shares of stock from, any of our members. The Finance Board, in its discretion, may require us to make principal or interest payments due on any Federal Home Loan Bank’s COs. To the extent that we make any payment on a CO as to which we are not the primary obligor, we are entitled to reimbursement from the Federal Home Loan Bank that is the primary obligor. However, if the Finance Board determines that such Federal Home Loan Bank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining Federal Home Loan Banks on a pro rata basis in proportion to each Federal Home Loan Bank’s participation in all COs outstanding, or on any other basis the Finance Board may determine.

The Finance Board’s regulations also state that we must maintain the following types of assets free from any lien or pledge in an amount at least equal to the amount of COs outstanding on our behalf:

•	cash;

•	obligations of, or fully guaranteed by, the United States;

•	secured Advances;

•	mortgages, which have any guaranty, insurance, or commitment from the United States or any agency of the United States;

•	investments described in Section 16(a) of the Bank Act, which includes, among other items, securities that a fiduciary or trust fund may purchase under the laws of the state in which the Federal Home Loan Bank is located; and

•	other securities that are rated Aaa by Moody’s or AAA by S&P.

The following table shows a comparison of the aggregated amount of the above-noted asset types to the total amount of outstanding COs issued on our behalf as of March 31, 2005, December 31, 2004, December 31, 2003, and December 31, 2002, and verifies that we maintain assets in excess of our required amounts. The amount of aggregate qualifying assets and COs reflects the effects of Statement of Financial Accounting Standards 133 (“SFAS 133”) fair value hedging adjustments.

Aggregate Qualifying Assets

($ amounts in thousands)

	Mar 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
Aggregate qualifying assets	$44,134,685	$44,231,529	$44,834,461	$42,398,309
Total COs	40,360,318	40,447,229	40,271,699	37,567,608

Aggregate qualifying assets in excess of COs	3,774,367	$3,784,300	$4,562,762	$4,830,701

Ratio of aggregate qualifying assets to COs	1.09	1.09	1.11	1.13

Office of Finance

The issuance of the COs is facilitated and executed by the Office of Finance. It also services all outstanding debt, provides information on capital market developments, manages our relationship with the rating agencies with respect to COs, and administers payments to REFCORP and the Financing Corporation. These two corporations were established by Congress in the 1980s to help recapitalize the financial institution industry’s deposit insurance fund and resolve insolvent savings institutions. The Office of Finance serves as the Federal Home Loan Banks’ fiscal agent for debt issuance and can control the timing and amount of each issuance. The U.S. Treasury can affect debt issuance for the Federal Home Loan Banks through its oversight of the U.S. financial markets. See “Supervision and Regulation – Government Corporation Control Act,” herein.

REFCORP and Finance Corporation

The purpose of REFCORP is to provide funds to the Resolution Trust Corporation (“RTC”) to allow it to resolve troubled financial institutions in receivership from the 1980s and early 1990s. REFCORP has no employees but instead uses the officers, employees, and agents of the Federal Home Loan Banks. It is subject to such regulations, orders, and directions as the Finance Board prescribes. REFCORP was authorized by Congress in 1989 to issue bonds, notes, debentures, and similar obligations in an aggregate amount not to exceed $30 billion. REFCORP obligations are not obligations of, or guaranteed as to principal by, the FHLB System, the Federal Home Loan Banks, or the U.S. government. However, the U.S. government pays interest on such obligations as required, and, by statute, 20% of the net earnings after operating expenses and AHP expense of each Federal Home Loan Bank is used to fund the interest payments on these obligations. In 1989, Congress established the amount of the total interest payments to be paid by the Federal Home Loan Banks at $300 million per year, or $75 million per quarter. A regulatory formula, which is no longer applicable, established how the $300 million was to be allocated among the Federal Home Loan Banks and how funding shortfalls were to be addressed. In 1999, the GLB Act changed the annual assessment to a flat rate of 20% of net earnings after AHP expense for each Federal Home Loan Bank. Because this amount cannot be changed without further legislation, the expiration of the obligation is shortened as payments in excess of $75 million per quarter are accrued by the 12 Federal Home Loan Banks. As specified in the Finance Board regulation that implemented Section 607 of the GLB Act, the payment amount in excess of the $75 million required quarterly payment is used to simulate the purchase of zero-coupon treasury bonds to defease all or a portion of the most distant remaining $75 million quarterly payment. The Finance Board, in consultation with the Secretary of Treasury, selects the appropriate zero-coupon yields used in this calculation. Through December 31, 2004, the Federal Home Loan Banks have exceeded the $300 million annual annuity requirements for all years between 2000 and 2004. These defeased payments, or portions thereof, could be restored in the future if actual REFCORP payments of the 12 Federal Home Loan Banks fall short of $75 million in any given quarter. Contributions to REFCORP will be discontinued once all obligations have been fulfilled. However, due to the interrelationships of all future earnings of the 12 Federal Home Loan Banks, we are not able to determine the total cumulative amount to be paid by our Bank to REFCORP.

Consolidated Obligation Bonds

Consolidated Obligation bonds (“CO Bonds”) satisfy term funding requirements and are issued with a variety of maturities and terms under various programs. Typically, the maturities of these securities range from 1 year to 15 years, but the maturities are not subject to any statutory or regulatory limit. The CO Bonds can be fixed or adjustable rate and callable or non-callable. They are issued and distributed daily through negotiated or competitively bid transactions with approved underwriters or selling group members.

We request funds primarily through automated systems developed by the Office of Finance. Our request may include parameters such as program type, issuance size, pricing and coupon levels, maturity, and option characteristics. We receive 100% of the proceeds of a bond issued via direct negotiation with underwriters of FHLB System debt when we are the only Federal Home Loan Bank involved in the negotiation; consequently, we are the Federal Home Loan Bank that is the primary obligor on that CO Bond. When, along with one or more of the other Federal Home Loan Banks, we jointly negotiate the issuance of a CO Bond directly with underwriters, we receive a portion of the proceeds of the CO Bond agreed upon with the other Federal Home Loan Banks; in those cases, we are the primary obligor for a pro-rata portion of the Bond based on the amount of proceeds we receive. The majority of our CO Bond issuances, including both those that do and do not involve participation by other Federal Home Loan Banks, are conducted via direct negotiation with underwriters of the FHLB System CO Bonds.

We may also request specific amounts of particular CO Bonds to be offered by the Office of Finance for sale via competitive auction conducted with underwriters in a bond selling group. One or more other Federal Home Loan Banks may also request that amounts of those same Bonds be offered for sale for their benefit via the same auction. We may receive from 0% to 100% of the proceeds of the Bonds issued via competitive auction depending on: (a) the amounts and costs for the CO Bonds bid by the underwriters; (b) the maximum costs we, and any other Federal Home Loan Bank(s) participating in the same issue, are willing to pay for the Bonds; and (c) guidelines for allocation of Bond proceeds among multiple participating Federal Home Loan Banks as administered by the Office of Finance.

Discount Notes

We also issue Discount Notes (“Discount Notes”) to provide short-term funds for Advances to members and for other investments. These securities have maturities up to 360 days, and are offered daily through a Discount Note selling group and through other authorized securities dealers. Discount Notes are sold at a discount and mature at par.

On a daily basis, we may request specific amounts of Discount Notes with specific maturity dates to be offered by the Office of Finance at a specific cost for sale to underwriters in the Discount Note selling group. One or more other Federal Home Loan Banks may also request that amounts of Discount Notes with the same maturities be offered for sale for their benefit on the same day. The Office of Finance commits to issue Discount Notes on behalf of the participating Federal Home Loan Banks when underwriters in the selling group submit orders for the specific Discount Notes offered for sale. We may receive from 0% to 100% of the proceeds of the Discount Notes issued via this sales process depending on: (a) the maximum costs we or the other Federal Home Loan Banks participating in the same discount notes, if any, are willing to pay for the Discount Notes; (b) the amounts of orders for the Discount Notes submitted by underwriters; and (c) guidelines for allocation of Discount Note proceeds among participating Federal Home Loan Banks administered by the Office of Finance.

Twice weekly, we may also request that specific amounts of Discount Notes with fixed maturity dates ranging from 4 weeks to 26 weeks be offered by the Office of Finance for sale via competitive auction conducted with underwriters in the Discount Note selling group. One or more other Federal Home Loan Banks may also request amounts of those same Discount Notes be offered for sale for their benefit via the same auction. The Discount Notes offered for sale via competitive auction are not subject to a limit on the maximum costs the Federal Home Loan Banks are willing to pay. We may receive from 0% to 100% of the proceeds of the Discount Notes issued via competitive auction depending on: (a) the amounts and costs for the Discount Notes bid by underwriters; and (b) guidelines for allocation of Discount Note proceeds among multiple participating Federal Home Loan Banks administered by the Office of Finance.

Other Indebtedness

Although the majority of our total indebtedness consists of CO Bonds and Discount Notes outstanding, and deposits from our members, we are also obligated to pay other liabilities owed and payable in the form of:

•	interest accrued;

•	amounts owed under the AHP;

•	amounts owed to REFCORP;

•	amounts owed on capital stock that can be mandatorily redeemed in accordance with SFAS 150 adopted as of January 1, 2004;

•	the liability for exposure to counterparties on derivative contracts; and

•	other miscellaneous liabilities including benefits payable for employee pension and other benefit plan obligations, accrued salary and benefits, amounts payable related to the LRA and SMI on MPP program loans, amounts payable related to correspondent service operations, and amounts held for member pass-through deposit reserves.

A summary of our total indebtedness at March 31, 2005, December 31, 2004, and December 31, 2003, follows.

Total Indebtedness

($ amounts in thousands)

	Mar 31, 2005	% of Total	Dec 31, 2004	% of Total	Dec 31, 2003	% of Total
Deposits	$997,072	2.37%	$879,417	2.09%	$1,212,569	2.83%
COs	40,360,318	95.92%	40,447,229	95.94%	40,271,699	93.90%
Accrued interest payable	290,700	0.69%	244,295	0.58%	246,601	0.58%
AHP payable	26,234	0.06%	26,526	0.06%	32,019	0.07%
REFCORP payable	7,413	0.02%	7,662	0.02%	6,589	0.02%
Mandatorily redeemable capital stock	33,615	0.08%	30,259	0.07%	—	—
Derivative liabilities	323,358	0.77%	485,839	1.15%	1,077,413	2.51%
Other miscellaneous liabilities	39,807	0.09%	39,220	0.09%	37,074	0.09%

Total indebtedness	$42,078,517	100.00%	$42,160,447	100.00%	$42,883,964	100.00%

Our earnings have always been sufficient to cover our fixed charges, which consist primarily of the interest we pay on the COs for which we are the primary obligor. The following table presents the ratio of our earnings to our fixed charges for the quarter ended March 31, 2005, and the five years ended December 31, 2004.

Computation of Earnings to Fixed Charges

($ amounts in thousands)

	For the Quarter Ended Mar 31, 2005	For the Year Ended December 31,
		2004	2003	2002	2001	2000
Income before assessments and cumulative effect of change in accounting principle (1)	$41,589	$152,695	$156,650	$175,542	$174,676	$172,545

Fixed charges (2)
Interest expense on COs	$322,795	$1,010,254	$905,648	$1,006,092	$1,410,016	$1,727,158
Interest expense on deposits and other	5,903	15,197	21,720	25,811	56,417	42,358

Fixed charges	328,698	1,025,451	927,368	1,031,903	1,466,433	1,769,516

Earnings, including fixed charges	$370,287	$1,178,146	$1,084,018	$1,207,445	$1,641,109	$1,942,061

Ratio of earnings to fixed charges	1.13	1.15	1.17	1.17	1.12	1.10

(1)	Income before assessments is our equivalent of pre-tax income.

(2)	Our fixed charges include interest expense and premiums and discount amortization on CO Bonds, including net settlements on derivatives that hedge CO Bonds, and Discount Notes and interest expense on other liabilities including deposits, borrowings from other Federal Home Loan Banks, mandatorily redeemable capital stock, and other borrowings. We do not capitalize interest, and the impact of interest expense within our net rental costs is not significant.

Use of Derivatives

Finance Board regulations and our Risk Management Policy (“RMP”) establish guidelines for the use of derivatives. The goal of our interest rate risk management strategy is not to eliminate interest rate risk but to manage it within appropriate limits. Permissible derivatives include interest rate swaps, swaptions, interest rate cap and floor agreements, calls, puts, and futures, and forward contracts executed as part of our market risk management philosophy. We are permitted to execute derivative transactions only to manage interest rate risk positions, hedge embedded options in assets and liabilities including mortgage prepayment risk positions, hedge any foreign currency positions, and act as intermediaries between our members and interest rate swap counterparties. All derivatives are accounted for at fair value in accordance with SFAS 133. We are prohibited from trading in or the speculative use of these instruments, and we have limits for credit risk arising from these instruments.

We engage in derivative transactions to hedge market risk exposures of certain Advances, primarily fixed-rate bullet and putable advances, and mortgage assets. Market risk includes the risks related to

•	movements in interest rates and mortgage prepayment speeds over time;

•	the change in the relationship between short-term and long-term interest rates (i.e., the slope of the CO and LIBOR yield curves);

•	the change in the relationship of FHLB System debt spreads to other indices, primarily LIBOR and U.S. Treasury yields and the change in the relationship of FHLB System debt spreads to mortgage yields (commonly referred to as “basis” risks); and

•	the change in the relationship between fixed rates and variable rates.

Our use of derivatives is the primary way we reconcile the preferences of the capital markets for the kinds of debt securities in which they want to invest and the preferences of member institutions for the kinds of Advances they want to hold and the kinds of mortgage loans they want to sell. The most common reasons we use derivatives are to:

•	preserve a favorable interest rate spread between the yield of an asset and the cost of the supporting COs. Without the use of derivatives, this interest rate spread could be reduced or eliminated if the structures of the asset and COs do not have similar characteristics including maturity and the level and characteristics of the interest rates (e.g., fixed/variable terms);

•	reduce funding costs by executing a derivative concurrently with the issuance of CO Bonds;

•	fund and hedge below-market rate Advances where our members have sold us options embedded within the Advances;

•	mitigate the adverse earnings effects from the shortening or extension of the cash flows from mortgage assets with prepayment options we have sold;

•	hedge the market risk associated with timing differences in the settlement of commitments in the MPP and COs; and

•	protect the fair value of existing asset or liability positions.

Our current strategy is to use only those derivatives that are designed to be highly effective in offsetting changes in the market values of the designated balance sheet instruments. We have not executed any derivatives to hedge market risk on a macro, or whole, balance sheet level. We also have not executed derivative transactions to hedge the market risk of MPP assets, except during the commitment period of delivery contracts under the MPP. See “Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies and Estimates – Accounting for Derivatives and Hedging Activities.”

Supervision and Regulation

The Bank Act

We are supervised and regulated by the Finance Board, an independent agency in the executive branch of the U.S. government. Under the Bank Act, the Finance Board’s responsibility is to ensure that, pursuant to regulations promulgated by the Finance Board, each Federal Home Loan Bank:

•	carries out its housing finance mission;

•	remains adequately capitalized and able to raise funds in the capital market; and

•	operates in a safe and sound manner.

The Finance Board is governed by a five-member board of which four board members are appointed by the President of the United States, with the advice and consent of the Senate, each to serve a seven-year term. The fifth member of the Finance Board is the Secretary of the U.S. Department of Housing and Urban Development or the Secretary’s designee. The Finance Board’s operating expenses are funded by assessments on the Federal Home Loan Banks. As such, no tax dollars or other appropriations support the operations of the Finance Board or the Federal Home Loan Banks. In addition to our submissions to the Finance Board of monthly financial information on our condition and results of operations, the Finance Board conducts annual on-site examinations in order to assess our safety and soundness, and also performs periodic off-site reviews.

The Bank Act gives the Secretary of the Treasury the discretion to purchase COs up to an aggregate principal amount of $4 billion. No borrowings under this authority have been outstanding since 1977. The U.S. Department of the Treasury receives a copy of the Finance Board’s annual report to the Congress, monthly reports reflecting our securities transactions, and other reports reflecting our operations. Our annual financial statements are audited by an independent public accounting firm following generally accepted auditing standards as well as the government auditing standards issued by the U.S. Comptroller General. The Comptroller General has authority under the Bank Act to audit or examine the Finance Board and the FHLB System and to decide the extent to which it fairly and effectively fulfills the purposes of the Bank Act.

GLB Act Amendments to the Bank Act

Prior to the enactment of the GLB Act in 1999, the Bank Act provided for a “subscription” capital structure for the Federal Home Loan Banks. Under that structure, a single class of capital stock was issued to members by their respective Federal Home Loan Bank pursuant to a statutory formula which required each Federal Home Loan Bank member to purchase stock in an amount equal to the greatest of the following (i) $500; (ii) 1% of the member’s total mortgage assets; or (iii) 5% of the Advances outstanding to the member. The stock was redeemable by a member that sought to withdraw from its Federal Home Loan Bank membership upon six months’ prior written notice to that Federal Home Loan Bank. Upon redemption, a member would receive the par value of its stock.

The GLB Act amended the Bank Act to provide a more flexible and permanent capital structure for the Federal Home Loan Banks by requiring that each Federal Home Loan Bank develop and implement a capital plan that, among other things, would replace the previous single-class Federal Home Loan Bank capital stock with a new capital structure comprised of Class A Stock, Class B Stock, or both. Class A Stock is redeemable by a member upon six months’ prior written notice to its Federal Home Loan Bank. Class B Stock is redeemable by a member upon five years’ prior written notice to its Federal Home Loan Bank. Class B Stock also has a higher weighting than Class A Stock for purposes of calculating the minimum leverage requirement applicable to each Federal Home Loan Bank.

The GLB Act amendments require that each Federal Home Loan Bank maintain permanent capital and total capital in sufficient amounts to comply with specified, minimum risk-based capital and leverage capital requirements.

•	Permanent capital is defined as the amount we receive for our Class B Stock (including mandatorily redeemable stock) plus our retained earnings. Permanent capital must at least equal our risk-based capital requirement, which is defined as the sum of credit risk, market risk, and operations risk capital requirements. Each of these risk capital requirements is measured in accordance with guidelines in the Finance Board’s regulations. Generally, our

•	credit risk capital is the sum of our credit risk charges for all assets, off-balance sheet items and derivative contracts, calculated using the methodologies and risk weights assigned to each classification in the regulations;

•	market risk capital is the sum of the market value of our portfolio at risk from movements in interest rates, foreign exchange rates, commodity prices, and equity prices that could occur during periods of market stress, and the amount by which the market value of total capital is less than 85% of the book value of total capital; and

•	operations risk capital is 30% of the sum of our credit risk and market risk capital requirements.

•	Total capital is defined as permanent capital plus a general allowance for losses plus any other amounts determined by the Finance Board to be available to absorb losses. Total capital must equal at least 4% of total assets.

•	Leverage capital is defined as 150% of permanent capital plus the sum of all other components of capital. Leverage capital must equal at least 5% of total assets.

From time to time, for reasons of safety and soundness, the Finance Board may require one or more individual Federal Home Loan Banks to maintain more permanent capital or total capital than is required by the regulations. Failure to comply with these requirements or the minimum capital requirements could result in the imposition of operating agreements, cease and desist penalties, and other regulatory action, including involuntary merger, liquidation, or reorganization as authorized by the Bank Act.

In addition to changes in capital structure, the GLB Act also devolved more of the governance and management of each Federal Home Loan Bank to its board of directors and officers and away from the Finance Board. This devolution included the right of the directors to elect the chair and vice chair of the board rather than those offices being appointed by the Finance Board. Further, elected director terms were extended to three years from two and provisions were adopted to stagger the directors’ terms to permit more continuity. Board policies can now be adopted without the prior approval of the Finance Board, but such policies are subject to review by the Finance Board. The Finance Board has issued guidance to the Federal Home Loan Banks on various topics that are now controlled by their boards but are of concern to the Finance Board from a supervisory perspective. In particular, the Finance Board has advised the Federal Home Loan Banks that they should adopt a policy with respect to the acquisition and maintenance of an adequate level of retained earnings. We have adopted a retained earnings policy, in light of this guidance, and we continue to have discussions with the Finance Board regarding this policy. The retained earnings policy may initially reduce the size of the dividends paid to members on our Class B Stock as retained earnings are built up to the required level, but it is anticipated that dividends will continue to be paid quarterly.

Government Corporations Control Act

We are subject to the Government Corporations Control Act, which provides that before we can issue and offer obligations to the public, the Secretary of the Treasury must prescribe the form, denomination, maturity, interest rate, and conditions of the obligations; the way and time issued; and the selling price.

Furthermore, this Act provides that the Comptroller General may review any audit of the financial statements of a Federal Home Loan Bank conducted by an independent public accounting firm. If the Comptroller General undertakes such a review, the results and any recommendations must be reported to the Congress, the Office of Management and Budget, and the Federal Home Loan Bank in question. The Comptroller General may also conduct a separate audit of any of our financial statements.

Federal Securities Laws

Upon effectiveness of this registration statement, our shares of Class B Stock will be registered with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended, (the “1934 Act”). We will then be subject to the information, disclosure, insider trading restrictions, and other requirements under the 1934 Act. We will not be subject to the provisions of the Securities Act of 1933 as amended (the “1933 Act”) and, subject to the regulations of the Finance Board, we may withdraw our voluntary registration under the 1934 Act at any time. We have been, and continue to be, subject to all relevant liability provisions of the 1934 Act.

Because our Class B Stock will be registered under the 1934 Act, we also will be subject to the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”) and related rules and regulations issued by the SEC. SOX was enacted to address corporate and accounting fraud and establish a new accounting oversight board that enforces auditing standards and restricts the scope of services that accounting firms may provide to their public company audit clients. Among other things, SOX

•	requires chief executive officers and chief financial officers to certify the accuracy of periodic reports filed with the SEC;

•	imposes new disclosure requirements regarding internal controls, off-balance-sheet transactions, and pro forma (non-GAAP) disclosures;

•	accelerates the time frame for reporting insider transactions and periodic disclosures by public companies;

•	requires companies to disclose whether or not they have adopted a code of ethics for senior financial officers, and whether the audit committee includes at least one “audit committee financial expert”; and

•	requires significant review and testing of internal controls.

Under SOX, the SEC is required to regularly and systematically review corporate filings, based on certain enumerated factors. To deter wrongdoing, SOX

•	subjects bonuses issued to top executives to disgorgement if a restatement of a company’s financial statements was due to corporate misconduct;

•	prohibits an officer or director from misleading or coercing an auditor;

•	imposes new criminal penalties for fraud and other wrongful acts; and

•	extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

Federal and State Banking Laws

We are not generally subject to the state and federal banking laws affecting retail depository financial institutions in the U.S. However, as we do provide our members with certain correspondent services, such as wire transfer services, our activities are subject to the Bank Secrecy Act, as amended by the U.S. Patriot Act. We are therefore required to report suspicious activity involving the movement of large amounts of cash or the attempted wire transfer of funds to persons or countries that are on the U.S. government’s restricted list. Further, we may become subject to additional requirements if the U. S. Treasury issues regulations governing our activities in this area.

As a secured lender and a secondary market purchaser of mortgage loans, we are not directly subject to the various federal and state laws regarding consumer credit protection, such as anti-predatory lending laws. However, as non-compliance with these laws could affect the value of these loans as collateral or acquired assets, we require our members to warrant that all of the loans pledged or sold to us are in compliance with all applicable laws.

Proposed Changes in GSE Regulation

From mid-2003, the housing-related GSEs, including the Federal Home Loan Banks, came under the increased scrutiny of Congress because of accounting and financial issues raised by certain regulatory agencies. Consequently, several bills were introduced in Congress for the purpose of enhancing regulatory oversight, including one that would combine the Office of Federal Housing Enterprise Oversight, which regulates Fannie Mae and Freddie Mac, and the Finance Board into a new regulatory agency. During 2004, possible changes in this area continued to be considered, but no legislation was enacted. A new bill, with similar provisions, was introduced in January 2005 that has been passed by a U.S. House committee, and referred to the full House of Representatives for action. However, it is anticipated that a competing bill will be introduced in the U.S. Senate, and that the competing bills will have to go to a joint conference committee to resolve all differences before final legislation can be enacted. It is impossible to predict what, if any, provisions relating to the Finance Board and the Federal Home Loan Banks will be included in any legislation that might be approved by Congress, and whether any such change in regulatory structure will be signed into law. Any changes made by Congress to the housing GSEs regulatory structure may also impact the structure and operation of the Office of Finance.

Regulatory Enforcement Actions

While examination reports are confidential between the Finance Board and a Federal Home Loan Bank, the Finance Board may publicly disclose supervisory actions or agreements that the Finance Board has entered into with a Federal Home Loan Bank. The Finance Board entered into two such agreements, with the Federal Home Loan Bank of Chicago and the Federal Home Loan Bank of Seattle, in 2004. As the Federal Home Loan Banks issue COs jointly, these agreements may adversely affect our cost of funds. Further, a delay in the issuance of the System’s combined financial statements by the Office of Finance, as a result of the requirements of these agreements, or as a result of other accounting, operational or regulatory issues that may occur in the future, may affect the timeliness of the combined statements. While the delay in publishing the September 2004 and year-end 2004 combined statements did not adversely affect our cost of funds or our access to the capital markets, future delays could have that effect.

Tax Status/Assessments

Although we are exempt from all federal, state, and local taxation except for real property taxes, we are obligated to make payments to REFCORP in the amount of 20% of net earnings after operating expenses and AHP expense. Additionally, in the aggregate, the 12 Federal Home Loan Banks are required annually to set aside, for the AHP, the greater of $100 million or 10% of the current year’s net earnings before interest expense for mandatorily redeemable capital stock that is classified as debt (but after expenses for REFCORP). Currently, combined assessments for REFCORP and the AHP are approximately the equivalent of a 26.6% effective income tax rate. Despite our tax exempt status, any cash dividends issued by us to members are taxable dividends to the members and do not benefit from the corporate dividends received exclusion. The preceding sentence is for general information only. It is not tax advice. Members should consult their own tax advisors regarding particular federal, state, and local tax consequences for purchasing, holding, and disposing of our Class B Stock, including the consequences of any proposed change in applicable law.

Membership Trends and Geographic Distribution

At March 31, 2005, we had 436 members. Our membership territory is comprised of the states of Indiana and Michigan. As of March 31, 2005, we had 219 members or 50% in Indiana, and 217 members or 50% in Michigan, for a total membership consisting of 265 commercial banks, 75 thrifts, 88 credit unions, and 8 insurance companies. Outstanding Advances to Indiana-based and Michigan-based institutions as of March 31, 2005, were 30% and 70%, respectively.

At December 31, 2004, we had 438 members compared to the prior year-end level of 440 members. As of December 31, 2004, we had 222 members, or 51%, in Indiana, and 216 members, or 49%, in Michigan, for a total membership consisting of 269 commercial banks, 75 thrifts, 89 credit unions, and 5 insurance companies. Outstanding Advances to Indiana-based and Michigan-based institutions as of December 31, 2004, were 34% and 66%, respectively. If there is continuing consolidation in the financial institution industry, it may adversely affect our number of members, which may, therefore, affect our business and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” Historically, few of our members have chosen to withdraw from membership other than in connection with mergers and consolidations.

Competition

We operate in a highly competitive environment. Demand by members for Advances is affected by, among other things, the cost of their other available sources of funds, including deposits. We compete with other suppliers of wholesale funding, both secured and unsecured. Such other suppliers may include investment banking concerns, commercial banks, and, in certain circumstances, other Federal Home Loan Banks. These circumstances include when a financial holding company has subsidiary banks that are members of different Federal Home Loan Banks, and can therefore choose to take Advances from the Federal Home Loan Bank with the best rate. Larger institutions may have access to all of the alternatives listed as well as independent access to the national and global credit markets. The availability of alternative funding sources to members can significantly influence the demand for Advances and can be affected by a variety of factors, including market conditions, members’ creditworthiness, regulatory restrictions on the members, and availability of collateral.

Likewise, MPP is subject to significant competition. The most direct competition for mortgage purchases comes from other buyers of conventional, conforming fixed-rate mortgage loans such as Fannie Mae and Freddie Mac, with additional competition coming from other Federal Home Loan Banks and other national, regional, or local mortgage purchasers or conduits.

We also compete with Fannie Mae, Freddie Mac and other GSEs as well as corporate, sovereign, and supranational entities for funds raised through the issuance of CO Bonds, Discount Notes, and other debt instruments. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs to us or lesser amounts of debt issued on our behalf at the same cost than otherwise would be the case.

Employees

As of March 31, 2005, we had 148 full-time employees and 7 part-time employees, compared to 141 full-time employees and 7 part-time employees at December 31, 2004. A collective bargaining unit does not represent the employees.

ITEM 2.	FINANCIAL INFORMATION.

The following table should be read in conjunction with the financial statements and related notes and the discussion set forth in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each included in this registration statement. The results of operations data for the quarters ended March 31, 2005, and 2004 are derived from the unaudited financial statements which are included within this registration statement. The results of operations data for the three years ended December 31, 2004, 2003, and 2002, and the financial position data as of December 31, 2004, and 2003, are derived from the audited financial statements and footnotes included in this registration statement. The results of operations data for the years ended December 31, 2001, and 2000, and the financial position data as of December 31, 2002, 2001, and 2000, are derived from the audited financial statements, which are not included within this registration statement.

Selected Financial Data

($ amounts in thousands)

	As of and for the quarter Ended March 31,		As of and for the year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Statement of Condition (at period end)
Total assets	$44,248,084	$43,603,873	$44,293,131	$44,892,514	$42,872,554	$36,517,118	$33,391,431
Mortgage loans held for portfolio, net	8,992,714	7,440,701	7,761,767	7,433,231	5,410,341	394,771	36,478
Advances	25,650,277	27,261,938	25,230,470	28,924,573	28,944,665	26,399,438	24,072,765
Federal funds sold	1,920,000	1,383,000	3,280,000	1067,000	1,029,000	3,096,000	2,410,000
Securities purchased under agreements to resell	—	—	—	—	—	—	45,000
Trading security	79,998	100,686	88,532	101,072	102,653	95,889	—
Available-for-sale securities	1,016,867	1,199,110	1,149,193	1,184,372	1,607,995	1,131,275	1,445,370
Held-to-maturity securities	6,215,768	5,669,141	6,068,145	5,725,820	5,537,294	4,826,294	4,753,538
Deposits	997,072	1,392,018	879,417	1,212,569	1,452,894	1,544,861	756,901
COs, net (1)	40,360,318	38,745,099	40,447,229	40,271,699	37,567,608	32,093,671	30,342,055
AHP	26,234	28,588	26,526	32,019	36,072	33,304	27,238
Payable to REFCORP	7,413	6,243	7,662	6,589	8,265	8,195	8,506
Mandatorily redeemable capital stock (2)	33,615	21,856	30,259	—	—	—	—
Capital Stock, Class B putable (3)	2,044,124	1,945,738	2,016,931	1,918,150	—	—	—
Capital Stock, putable	—	—	—	—	1,956,239	1,740,588	1,549,732
Retained Earnings	125,204	93,973	116,187	93,105	48,078	32,929	30,787
Total Capital	2,169,567	2,037,743	2,132,684	2,008,550	1,999,061	1,772,613	1,580,519
Dividends paid in cash (3)	22	22	87	689	113,821	122,932	122,555
Dividends paid in stock (3)	21,460	23,985	88,685	69,374	—	—	—
Statement of Income
Net interest income before provision for credit losses on mortgage loans .	53,294	43,911	187,772	187,233	201,103	196,462	186,936
Provision for credit losses on mortgage loans	—	—	(574)	309	259	—	—
Other income	(2,373)	(1,907)	(1,918)	1,760	4,473	4,319	8,887
Other expenses	9,332	7,921	33,733	32,034	29,775	26,105	23,278
Income before assessments	41,589	34,083	152,695	156,650	175,542	174,676	172,545
AHP	3,428	2,798	12,569	12,788	14,330	13,897	14,085
REFCORP	7,632	6,244	28,012	28,772	32,242	31,269	31,692
Income before cumulative effect of change in accounting principle (2) (4)	30,529	25,041	112,114	115,090	128,970	129,510	126,768
Cumulative effect of change in accounting principle (2) (4)	—	(67)	(67)	—	—	(4,436)	—
Net income	30,529	24,974	112,047	115,090	128,970	125,074	126,768
Performance Ratios
Weighted average dividend rate, Capital Stock (5)	—	—	—	5.75%	6.06%	7.42%	8.26%
Weighted average dividend rate, B-1 stock (5)	4.25%	5.00%	4.56%	5.16%	—	—	—
Weighted average dividend rate, B-2 stock (5)	—	—	—	4.00%	—	—	—
Dividend payout ratio (6)	70.37%	96.13%	79.23%	60.88%	88.25%	98.29%	96.68%
Return on average equity	5.75%	4.96%	5.40%	6.04%	6.68%	7.34%	8.29%
Return on average assets	.28%	.23%	.25%	0.26%	0.31%	0.36%	0.42%
Net interest margin (7)	.48%	.40%	.42%	0.43%	0.50%	0.57%	0.63%
Total capital ratio (at period end) (8)	4.90%	4.67%	4.81%	4.47%	4.66%	4.85%	4.73%

(1)	The par amount of the outstanding COs for all 12 Federal Home Loan Banks was $872.7 billion and $781.1 billion at March 31, 2005, and 2004, respectively, and $869.2 billion, $759.5 billion, $680.7 billion, $637.3 billion and $614.1 billion at December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

(2)	We adopted SFAS 150 as of January 1, 2004, and reclassified $5.5 million of our outstanding capital stock to “mandatorily redeemable capital stock” in the liability section of the Statement of Condition. Upon adoption, we recorded estimated dividends earned as a part of the carrying value of the mandatorily redeemable capital stock. The difference between the prior carrying amount and the mandatorily redeemable capital stock of $67 thousand was recorded as a cumulative effect of a change in accounting principle in the Statement of Income. For the year ended December 31, 2004, we recorded $1.01 million of interest expense on mandatorily redeemable capital stock.

(3)	We adopted a capital plan effective January 2, 2003, which essentially changed the timing and method of the dividend payment. Under the new plan, the dividend is still paid quarterly, but is declared on the 10th business day of the month following the end of each quarter, rather than on the last day of the quarter as under the former capital structure.

(4)	We adopted SFAS 133 as of January 1, 2001, and recorded a net gain of $2.2 million on trading securities and a $6.6 million net realized and unrealized loss on derivative and hedging activities.

(5)	Weighted average dividend rates are dividends paid in cash and/or stock divided by the average of capital stock eligible for dividends.

(6)	The dividend payout ratio is calculated by dividing dividends paid in cash and stock by net income. The reduced dividend payout ratio in 2003 reflects the change in the timing of the dividend payment as a result of the new capital plan adopted in January 2003. Under the new plan, although the dividend is still paid quarterly, it is declared on the 10th business day of the month following the end of each quarter, rather than on the last day of the quarter as under the former capital structure. Also, implementation of the new capital plan in 2003 provided for a more permanent capital base to support the growth of credit and other products which has contributed to reduced dividend payout ratios.

(7)	Net interest margin is net interest income before mortgage loan loss provision as a percentage of average earning assets.

(8)	Total capital ratio is capital stock plus retained earnings and accumulated other comprehensive income as a percentage of total assets at year end.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Special Note Regarding Forward-looking Statements

Statements in this registration statement, including statements describing the objectives, projections, estimates or future predictions of the Bank may be “forward-looking statements.” These statements may use forward-looking terminology, such as “anticipates,” “believes,” “could,” “estimates,” “may,” “should,” “expects,” “will,” or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risk or uncertainty and that actual results either could differ materially from those expressed or implied in these forward-looking statements or could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, the following:

•	economic and market conditions;

•	demand for our Advances resulting from changes in our members’ deposit flows and credit demands;

•	changes in asset prepayment patterns;

•	changes or differing interpretations of the accounting rules;

•	negative adjustments in FHLB System credit agency ratings that could adversely impact the marketability of our COs, products, or services;

•	changes in our ability to raise capital market funding;

•	volatility of market prices, rates, and indices that could affect the value of collateral we hold as security for the obligations of our members and counterparties;

•	political events, including legislative, regulatory, or other developments, and judicial rulings that affect the Bank, our members, counterparties, and/or investors in the COs of the 12 Federal Home Loan Banks;

•	competitive forces, including without limitation other sources of funding available to our members, other entities borrowing funds in the capital markets, and the ability to attract and retain skilled individuals;

•	ability to develop and support technology and information systems, including the Internet, sufficient to manage effectively the risks of our business;

•	changes in investor demand for COs and the terms of interest rate exchange agreements and similar agreements;

•	membership changes;

•	timing and volume of market activity;

•	ability to introduce new products and services, and successfully manage the risks associated with those products and services, including new types of collateral securing Advances and securitizations;

•	risk of loss arising from litigation filed against one or more of the Federal Home Loan Banks;

•	inflation or deflation; and

•	costs associated with SOX compliance and 1934 Act reporting requirements.

Introduction

This management’s discussion and analysis of financial condition and results of operation is intended to provide investors with an understanding of our past performance, current financial condition, and future prospects. In order to do this, we will discuss and provide our analysis in the following sections.

•	Executive Summary;

•	Analysis of Financial Condition;

•	Results of Operations;

•	Liquidity and Capital Resources;

•	Critical Accounting Policies and Estimates;

•	Recent Accounting and Regulatory Developments;

•	Risk Management; and

•	Risk Factors.

Executive Summary

Overview

We are a regional wholesale bank that makes Advances (loans), purchases mortgages, and provides other financial services to our member financial institutions. All member financial institutions are required to purchase shares of our Class B Stock as a condition of membership. Our public policy mission is to facilitate and expand the availability of financing for housing and community lending. We seek to achieve this by providing services to our members in a safe, sound, and profitable manner, and by generating a competitive return on their capital investment.

We manage our business by grouping our products and services within two business segments.

•	Traditional Funding, Investments, and Deposit Products, which include credit services (such as Advances, letters of credit, and lines of credit), investments, and deposits; and

•	MPP, which consists of mortgage loans purchased from our members.

Our primary source of revenues is interest earned on:

•	Advances;

•	long- and short-term investments; and

•	mortgage loans acquired from members.

Our principal source of funding is the proceeds from the sale to the public of Federal Home Loan Bank debt instruments, called COs, which are the joint and several obligations of all 12 Federal Home Loan Banks. We obtain additional funds from deposits, other borrowings, and capital stock.

Our profitability is primarily determined by our ability to maintain a positive interest rate spread between the amount earned on our assets and the amount paid on our share of the COs. We use funding and hedging strategies to mitigate risk. The level of interest rates will impact the earnings on our capital balances. As a result, generally higher rates will tend to generate higher levels of earnings.

Analysis of Operating Results

Our overall prospects are dependent on economic growth trends to the extent that they influence our members’ demand for wholesale funding and mortgage sales. Our members typically turn to wholesale funding, in the form of Advances or the sale of mortgage loans, after they have exhausted their other sources of funding, such as retail deposits and excess liquidity. The period of economic growth in the 1990s led to significant use of wholesale funds by our members. Conversely, the slowing of economic growth that began in 2001 decreased our members’ wholesale borrowing activity. In response to this decline in economic growth, the Federal Reserve lowered the federal funds rate from 6.5% to the historically low rate of 1.0%. The concurrent decline of long-term rates, including mortgage rates, led to a series of refinancing booms. During 2004, improvements in economic growth led the Federal Reserve to raise rates by 125 basis points. This has contributed to a decrease in refinancing activity as evidenced by the decline in mortgage originations from $3.8 trillion in 2003 to an estimated amount of $2.8 trillion in 2004, according to Inside Mortgage Finance (January 28, 2005).

Quarters Ended March 31, 2005 and 2004

During the first quarter of 2005, Advances at par increased $689 million from December 31, 2004, to end the quarter at $25.6 billion, primarily due to increases in fixed-rate bullet Advances. After adjustments under SFAS 133, total Advances outstanding were $25.7 billion compared to $25.2 billion at the end of 2004. Outstanding Letters increased to $292 million at March 31, 2005, from $271 million at year-end 2004.

Total mortgages outstanding for MPP increased $1.2 billion from $7.8 billion at December 31, 2004, to $9.0 billion at March 31, 2005. This increase is attributable to the amendment, effective September 7, 2004, of the activity-based stock requirement from 3% to 0% for the next $3 billion of mortgages purchased through MPP. At March 31, 2005, $ 0.5 billion remained available under this amendment.

Despite increases in Advances and mortgages purchased through MPP, total assets at March 31, 2005, decreased slightly to $44.2 billion, down from $44.3 billion at December 31, 2004, mainly due to a lower level of fed funds sold.

Net interest income for the first quarter of 2005 was $53.3 million, compared to $43.9 million for the first quarter of 2004. Overall, net income was $30.5 million for the first quarter of 2005, compared to $25.0 million for the same period in 2004. See “Results of Operations for the Quarters Ended March 31, 2005, and March 31, 2004” for detailed explanations of these changes.

Return on average assets for the quarter ended March 31, 2005, was 0.28% compared to 0.25% for the year ended December 31, 2004. Return on average equity increased to 5.75% at March 31, 2005, compared to 5.40% for the year ended December 31, 2004.

At its March 2005 meeting, our board approved refinements to our retained earnings policy that reflect the board’s commitment to accumulate appropriate levels of retained earnings while paying attractive dividends. Additionally, we declared a B-1 stock dividend of 4.25% for the first quarter of 2005. During the first quarter, retained earnings increased by $9.0 million.

Our capital-to-asset ratio at the end of the first quarter was 4.90%, well above the 4.16% required by our risk management policy and the 4.00% required by the Federal Housing Finance Board.

Years Ended December 31, 2004, 2003 and 2002

Our assets declined slightly in 2004 due to our decision to increase the pricing of our lowest margin Advances. Total assets at December 31, 2004, were $44.3 billion, compared to $44.9 billion at December 31, 2003, and $42.9 billion at December 31, 2002. The decrease in total assets in 2004 was primarily attributable to a lower level of Advances, partially offset by increases in federal funds sold and investments. For 2003, the increase in total assets was due primarily to growth in our MPP, which is discussed in detail below.

During 2004, Advances decreased by $3.7 billion to end the year at $25.2 billion, compared to $28.9 billion at December 31, 2003, and $28.9 billion at December 31, 2002. The number of outstanding Advances at December 31, 2004, increased 6.1% over 2003. The decrease in outstanding Advances is largely attributable to significant declines in borrowings by a small number of large borrowers. Much of this decrease was in low-margin Advances and also helped to reduce the concentration of our Advances portfolio. While the dollar amount of outstanding Advances declined in 2004, the number of outstanding Advances continued to increase as more of our smaller community institutions actively used our Advances programs. Also, we have experienced increased usage by new members and first-time borrowers.

Total mortgages outstanding for the MPP were $7.8 billion at December 31, 2004, compared to $7.4 billion at December 31, 2003, and $5.4 billion at December 31, 2002. Outstanding balances among 54 of our participants increased during the year. As of December 31, 2004, 95 members had been approved to participate in MPP, compared to 66 at the end of 2003, and 34 at the end of 2002. These three factors indicate a steadily growing interest in MPP. The availability of mortgage loans to purchase through our MPP program was significantly impacted by the level of interest rates and our activity-based stock requirement. For a description of activity-based stock requirements, see “Item 11. Description of Registrant’s Securities to be Registered.” Our original stock requirement was 3% of the outstanding principal balance of mortgage loans. During 2003, our board temporarily reduced the stock requirement for MPP sales to 0%. Approximately $1.5 billion was purchased under this requirement. In late 2004, our board again reduced the activity-based stock requirement from 3% to 0% effective for the next $3.0 billion of mortgages purchased. At December 31, 2004, $1.1 billion in mortgage loans was purchased under this 0% stock requirement. We expect to purchase the remaining $1.9 billion during 2005. Each time our board evaluated the appropriateness of a temporary reduction of the member stock requirement for MPP, our projected capital ratios were carefully evaluated and deemed to be appropriate.

Net interest income for 2004 was $187.8 million, compared to $187.2 million for 2003, and $201.1 million for 2002. The increase of $0.6 million from 2003 to 2004 was primarily due to prepayment fees on fixed-rate Advances and Advances with embedded options. This was partially offset by the effects of lower interest rates and narrower spreads. The decrease of $13.9 million from 2002 to 2003 was primarily attributable to lower interest rates and a lesser amount of accelerated discount recognition on MBS.

Overall, net income for 2004 was $112.0 million, compared to $115.1 million for 2003, and $129.0 million for 2002. The decrease of $3.1 million from 2003 to 2004 was primarily due to reduced income from service fees resulting from the sale of portions of our check-processing operations to a third party and increased operating expenses. The decrease of $13.9 million from 2002 to 2003 was primarily due to the low interest rate environment, which resulted in our capital being invested in lower yielding assets.

Our capital-to-asset ratio was 4.81% at December 31, 2004, 4.47% at December 31, 2003, and 4.66% at December 31, 2002, all above the 4.16% required by our RMP and the 4.00% required by Finance Board regulation.

As of December 31, 2004, we had 438 members, compared to 440 at the end of 2003, and 430 at the end of 2002. The slight decrease in 2004 was primarily due to merger activity in our district, resulting in 18 members being lost due to this activity and 16 new members being added.

Our board formally adopted a retained earnings policy in 2004 in response to guidance received from the Finance Board. Prior to 2004, we did not have a formal retained earnings policy, but the level of retained earnings was considered by our board whenever dividends were declared to make sure the level was adequate.

Outlook

The Economy and the Financial Services Industry. We believe that the outlook for the overall U.S. economy is generally positive. Although the nation has experienced strong productivity gains in the years following the 2001 recession, it has been at the expense of a weak job market. However, according to the National Association for Business Economists (“NABE”), the job market seems to be improving because the unemployment rate is expected to decline from 5.5% in 2004 to about 5.2% for 2005. Likewise, residential housing and consumer spending continue to appear to be strong due to lower interest rates. The level of consumer spending is expected to remain strong due to the lower mortgage rates (and payments) obtained during the refinancing booms over the past few years. According to the consensus forecast of the NABE, real gross domestic product, the broadest economic indicator, grew by 4.4% in 2004, and is projected to grow by 3.6% in 2005. Short-term interest rates are expected to increase by more than 150 basis points in 2005, while long-term interest rates are expected to increase by less than 50 basis points in 2005.

Along with the condition of the general economy, inflation is a primary influence on long-term interest rates. Although increasing mortgage rates are likely to slow the refinancing of mortgage loans, mortgage rates continue to be relatively low historically. The Mortgage Bankers Association’s March 14, 2005 mortgage origination forecast is $2.4 trillion in 2005, and $2.1 trillion in 2006.

Outlook for Results of Operations. We expect our financial performance to continue to generate competitive returns for member stockholders across a wide range of business, financial, and economic environments. We believe credit risk, liquidity risk, and operational risk will not materially affect earnings.

Our current expectation is for Advances to large customers to grow slowly or decline while Advances to other customers increase. The overall balance of Advances is likely to decline; however, the change in composition may result in higher profitability for the Advances portfolio.

If certain large customers are acquired by out-of-district institutions and the charters of those customers are consolidated into out-of-district charters, we are likely to have a significant decline in Advance balances, as well as a reduced customer base for MPP. This same effect could occur if the charter of a current customer is consolidated into the charter of an out-of-district institution that is within the same holding company.

We expect MPP to grow significantly during 2005. Our greatest challenge in this area will be the long-term capitalization of these assets. Our largest MPP customers are resistant to stock requirements for these sales; therefore, we will continue to balance the growth in this product against the prudent use of excess capital stock to support the holding of these assets. Additionally, we are actively working to enhance the MPP offering in ways that will attract customers that are less sensitive to the capital stock requirement.

The securitization of MPP assets is another tool that may be used to address the capital and interest rate risk issues that expansion of the MPP poses. We are actively exploring options in this area, but there can be no certainty that we will ultimately be able to profitably securitize MPP.

One factor that impacts our earnings is the level of market interest rates. As rates fluctuate, the yield on our earning assets also fluctuates. Our assets do not reprice immediately. Therefore, there tends to be a lag between changes in market rates and changes in the yield of our earning assets. Since our capital balances are invested in the earning assets of the Bank, earnings are impacted by these market fluctuations. A variety of other factors also impact earnings, return on equity, and net interest margin. These include, but are not limited to, spreads, fee income, operating expenses, and prepayment fees. See “Results of Operations” herein for a detailed discussion of these factors.

Although we constantly manage our interest rate risk, certain unfavorable interest rate scenarios pose significant challenges. One unfavorable interest rate scenario is a sharp and lasting increase in short-term interest rates combined with a relatively flat or inverted yield curve. This scenario could decrease the ROE spread to short-term market interest rates because the benefit from our modest amount of short-term funding would dissipate and slower mortgage prepayment speeds would reduce the amount of available reinvestment of mortgage assets into the higher interest rate environment.

A second unfavorable scenario is a sharp reduction in long-term interest rates. This scenario could decrease the ROE spread because faster mortgage prepayment speeds would require us to reinvest mortgage assets at lower interest rates, and we would have to accelerate our recognition of SFAS 91 related mortgage net premiums and concessions on callable CO Bonds.

We do not currently anticipate any major changes in our balance sheet structure, except for expansion of the MPP, which would significantly increase earnings sensitivity to changes in the market environment. Besides having embedded prepayment options and basis risk exposure, which both increase our market risk and earnings volatility, application of SFAS 91 could increase the likelihood of greater earnings volatility.

Aggressive FHLB System-wide expansion of mortgage acquisition programs could lower the credit ratings from Moody’s and S&P on the FHLB System’s COs, and therefore raise the cost of our debt securities, resulting in lower overall profitability and/or higher Advance rates. Another factor that could negatively impact the FHLB System’s COs is statutory change that reduces the value of our status as a GSE.

In the future, we may engage in various hedging strategies, including macro-based hedges, using derivatives transactions to assist in mitigating the greater volatility of economic earnings and equity market value that is likely to result from growth in the MPP. While we would expect that hedging with derivatives would reduce market risk and economic earnings volatility, application of SFAS 133 to account for the derivatives could increase earnings volatility as measured by GAAP.

We strive to maintain our relatively low operating expense ratios without sacrificing adequate systems, support, and staffing. Operating expenses are expected to increase due to additional resources needed to manage the risks and operating components of MPP growth and to required enhancements to financial disclosures and controls which include becoming compliant with SOX, registering our capital stock with the SEC (under the 1934 Act), and updating and improving our use of computer system technologies. These increases, while significant, should not materially affect financial performance.

Analysis of Financial Condition

Advances

Quarters Ended March 31, 2005, and 2004

Advances at par increased by $689 million during the first quarter of 2005 to $25.6 billion, compared to $24.9 billion at December 31, 2004. This increase was primarily due to increases in fixed-rate bullet Advances, as members have locked in rates in response to recent economic conditions. Fixed-rate bullet Advances comprised 55.3% of our Advances portfolio at March 31, 2005, compared to 53.1% at December 31, 2004. Variable rate Advances, which comprised 9.8% of our Advances portfolio at March 31, 2005, compared to 7.6% at December 31, 2004, increased as well as a result of members’ increased liquidity needs.

Years Ended December 31, 2004, 2003, and 2002

During 2004, Advances at par decreased $3.1 billion to end the year at $24.9 billion, compared to $28.0 billion at December 31, 2003, and $27.5 billion at December 31, 2002. Economic conditions had a mixed impact on Advances in 2004, as many institutions used the Advances program to fund increasing loan demand, while some institutions took the opportunity to restructure debt and prepay longer term fixed-rate Advances.

As a result, the composition of the Advances portfolio shifted slightly during 2004. Putable Advances decreased $1.7 billion during 2004, declining from 26.1% of the Advances portfolio to 22.4%, and adjustable-rate Advances decreased $1.2 billion, declining from 14.5% of the portfolio to 11.5%. The adjustable rate Advances are tied to the following indices: three-month LIBOR, one-month LIBOR, our one-year CIP rate, our one-month CIP rate, our overnight CIP rate, our six-month CIP rate, or the prime rate. Our CIP rate is equal to our cost of funding plus reasonable administrative costs. Fixed-rate bullet Advances decreased during the year by $0.8 billion, but increased as a percentage of the portfolio, from 50.3% to 53.1%. Amortizing Advances and overnight variable Advances increased in 2004 by $0.2 billion and $0.5 billion, respectively.

In 2004, prepayments of Advances increased significantly versus 2003 from $0.7 billion in principal to $2.6 billion. While the balance of outstanding Advances declined in 2004, the number of outstanding Advances continued to increase as more of the smaller community member institutions are actively using our Advances program. Also, we have experienced increased usage by new members and first-time borrowers. The number of outstanding Advances at December 31, 2004, increased 6.1% over 2003.

Investments

The following table provides balances at March 31, 2005, December 31, 2004, December 31, 2003, and December 31, 2002, for our long-term investments, interest-bearing deposits, and federal funds sold.

Composition of Investments

($ amounts in thousands, at carrying value)

	Mar 31, 2005 Amount	%	Dec 31, 2004 Amount	%	Dec 31, 2003 Amount	%	Dec 31, 2002 Amount	%
U.S. government and federal agencies-guaranteed	$106,610	1.1%	$110,468	1.0%	$49,476	0.6%	$286,150	3.5%
State or local housing authority	17,100.2%		20,195	0.2%	27,410	0.3%	35,994	0.4%
Other bonds, notes and debentures (including GSEs)
Government-sponsored enterprises	787,062	8.4%	914,294	8.2%	940,904	11.3%	1,358,105	16.4%
Other Federal Home Loan Bank bonds	229,805	2.5%	234,899	2.1%	243,468	2.9%	249,890	3.0%
MBS and ABS
Government-sponsored enterprises	1,026,158	10.9%	1,082,670	9.8%	572,977	6.9%	51,466.6%
Non-federal agency residential and commercial	5,145,898	54.9%	4,943,344	44.5%	5,177,029	62.3%	5,266,337	63.7%

Other bonds, notes and debentures (including GSEs)	7,188,923	76.7%	7,175,207	64.6%	6,934,378	83.4%	6,925,798	83.7%

Total investment securities	$7,312,633	78.0%	$7,305,870	65.8%	$7,011,264	84.3%	$7,247,942	87.6%

Interest-bearing deposits	139,346	1.5%	510,645	4.6%	242,511	2.9%	75	0.0%
Federal funds sold	1,920,000	20.5%	3,280,000	29.6%	1,067,000	12.8%	1,029,000	12.4%

Total investments	$9,371,979	100.0%	$11,096,515	100.0%	$8,320,775	100.0%	$8,277,017	100.0%

As of March 31, 2005, and December 31, 2004, we held $230 million and $235 million, respectively, of COs in the available-for-sale portfolio that were issued by other Federal Home Loan Banks. These COs are hedged with interest rate swaps to synthetically create LIBOR-based floating-rate assets. Generally, the net yield of these instruments, including their associated interest rate swaps, is higher than our cost of funding the purchase. These hedged CO purchases were transacted to absorb excess liquidity, leverage capital, and enhance profitability. At certain times, the net hedged return of these securities is substantially above our short-term cost of funds. This is a function of the spread to the term swap curve of term COs relative to the cost of issuing discount notes or swapped CO debt with a different maturity or optionality. This results in an opportunity to profitably hold these securities. Since they are held in our available-for-sale portfolio, they provide incremental liquidity for the Bank. Additionally, these assets allow us to utilize the capital of the Bank when Advance demand is weak. As previously noted, these investments are typically funded with the proceeds of COs that may be issued subsequent to the purchase of the security (i.e., sequential issuance of short-term Discount Notes) or contemporaneously, but with different terms. We own three of these securities; two that were issued by the Federal Home Loan Bank of Seattle in 1997, and one that was issued by the Federal Home Loan Banks of Atlanta and Dallas in 1999.

All of these COs were purchased prior to March 30, 2005, through security dealers, and were not directly placed or purchased from another Federal Home Loan Bank. Certain of these COs were purchased as primary offerings. The Finance Board issued a regulatory interpretation, dated March 30, 2005, that addresses the permissibility of directly purchasing from the Office of Finance or an initial underwriter COs issued by other Federal Home Loan Banks. While certain of these securities may ultimately be determined to violate Regulation 966.8 (c), as subsequently interpreted, such a determination has not been made at this time. No additional purchases of COs that have been issued by other Federal Home Loan Banks are currently planned.

At March 31, 2005, our long-term investment portfolio totaled $7.3 billion. At December 31, 2004, December 31, 2003, and December 31, 2002, it totaled $7.3 billion, $7.0 billion, and $7.2 billion, respectively. It includes securities that are classified for balance sheet purposes as either held-to-maturity, available-for-sale, or trading as set forth in the table below.

Investment Portfolio

($ amounts in thousands, at carrying value)

	Mar 31, 2005 Amount	%	2004 Amount	%	2003 Amount	%	2002 Amount	%
Held-to-maturity securities	$6,215,768	66.3%	$6,068,145	54.7%	$5,725,820	68.9%	$5,537,294	66.9%
Available-for-sale securities	1,016,867	10.8%	1,149,193	10.3%	1,184,372	14.2%	1,607,995	19.5%
Trading security	79,998.9%		88,532	0.8%	101,072	1.2%	102,653	1.2%

Total investment securities	7,312,633	78.0%	7,305,870	65.8%	7,011,264	84.3%	$7,247,942	87.6%

Interest-bearing deposits	139,346	1.5%	510,645	4.6%	242,511	2.9%	75	0.0%
Federal funds sold	1,920,000	20.5%	3,280,000	29.6%	1,067,000	12.8%	1,029,000	12.4%

Total investments	$9,371,979	100.0%	$11,096,515	100.0%	$8,320,775	100.0%	$8,277,017	100.0%

Short-term Investments. As of March 31, 2005, short-term investments, which are comprised of interest-bearing deposits and federal funds sold, totaled $2.1 billion, a decrease of $1.7 billion from December 31, 2004. This decrease was the result of our ongoing evaluation of the profitability of these investments relative to their capital and retained earnings requirements. Our short-term investments totaled $3.8 billion at December 31, 2004, $1.3 billion at December 31, 2003, and $1.0 billion at December 31, 2002. These short-term investments provide efficient utilization of capital and enhanced liquidity. In 2004, balance sheet capacity increased due to additions to capital stock and decreases in Advances balances. This increased capacity, combined with market opportunities, allowed us to purchase additional short-term investments.

Long-term Investment Securities. At March 31, 2005, and December 31, 2004, all of our holdings of privately issued MBS retained the highest investment grade rating.

As of March 31, 2005, and December 31, 2004, the carrying value and yield of held-to-maturity securities by contractual maturity are shown below. Expected maturities and the related interest yield of some securities and MBS will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

Held-to-Maturity Investment Securities

Redemption and Yields

($ amounts in thousands)

	As of March 31, 2005		As of December 31, 2004
Year of Maturity	Carrying Value	Yield	Carrying Value	Yield
Mortgage-backed and asset-backed securities
U.S. government and federal agencies
Due in one year or less	—	—	—	—
Due after one year through five years	—	—	—	—
Due after five years through ten years	—	—	—	—
Due after ten years	$106,610	4.68%	$110,468	4.72%

Subtotal	106,610	4.68%	110,468	4.72%

Other bonds, notes, & debentures (including GSEs)
Due in one year or less	—	—	—	—
Due after one year through five years	17,575	6.43%	20,309	6.43%
Due after five years through ten years	—	—	—	—
Due after ten years(1)	6,074,483	4.29%	5,917,173	4.24%

Subtotal	6,092,058	4.30%	5,937,482	4.25%

Total MBS	6,198,668	4.30%	6,047,950	4.25%

Non-MBS
State or local housing authority
Due in one year or less	—	—	—	—
Due after one year through five years	3,135	6.33%	3,135	6.33%
Due after five years through ten years	—	—	—	—
Due after ten years	13,965	6.62%	17,060	6.64%

Subtotal	17,100	6.57%	20,195	6.59%

Total held-to-maturity	$6,215,768	4.31%	$6,068,145	4.26%

(1)	As of March 31, 2005, this includes $131 million and $275 million MBS purchased and outstanding from ABN AMRO Mortgage Corporation and Wells Fargo Mortgage Backed Securities Trust, respectively, both of whom are affiliates of members or former members who still own capital stock in our Bank. These amounts of MBS represent 6.6% of the held-to-maturity portfolio and 4.3% of the investment portfolio as of March 31, 2005. As of December 31, 2004, MBS purchased and outstanding from ABN AMRO Mortgage Corporation and Wells Fargo Mortgage Backed Securities Trust were $159 million and $286 million, respectively. These amounts represented 7.4% of the held-to-maturity portfolio and 4.0% of the investment portfolio as of December 31, 2004.

As of March 31, 2005, and December 31, 2004, we held securities classified as held-to-maturity from the following issuers with a carrying value greater than 10% of our capital.

Issuers with a Carrying Value Greater than 10% of Capital

As of March 31, 2005

($ amounts in thousands)

Name of Issuer	Carrying Value	Market Value
GSR Mortgage Loan Trust	$1,239,099	1,226,345
Washington Mutual	1,091,337	1,080,981
Countrywide Home Loans	716,427	695,260
FHLMC	579,635	569,440
FNMA	446,522	438,635
Wells Fargo Mortgage Backed Securities Trust(1)	274,878	270,682
CS First Boston Mortgage Securities Corporation	254,479	250,391

Total	$4,602,377	$4,531,734

(1)	Includes MBS securities purchased from this affiliate of a former member of our Bank. The total carrying value outstanding represents 4.4% of the MBS portfolio and 2.9% of the investment portfolio as of March 31, 2005.

Issuers with a Carrying Value Greater than 10% of Capital

As of December 31, 2004

($ amounts in thousands)

Name of Issuer	Carrying Value	Market Value
Washington Mutual	$1,040,852	$1,042,170
GSR Mortgage Loan Trust	1,011,429	1,004,161
Countrywide Home Loans	641,490	629,800
FHLMC	612,077	612,059
FNMA	470,593	470,253
Wells Fargo Mortgage Backed Securities Trust(1)	286,024	283,785
CS First Boston Mortgage Securities Corporation	285,677	280,431

Total	$4,348,142	$4,322,659

(1)	Includes MBS securities purchased from this affiliate of a former member of our Bank. The total carrying value outstanding represents 4.7% of the MBS portfolio and 2.6% of the investment portfolio as of December 31, 2004.

As of March 31, 2005, and December 31, 2004, available-for-sale securities had the following maturity and yield characteristics. Yield has been calculated after taking into account net settlements on interest rate exchange agreements as the net settlements associated with these agreements are recorded in net interest income in the Statement of Income.

Available-For-Sale Investment Securities

Redemption and Yields

($ amounts in thousands)

	As of March 31, 2005		As of December 31, 2004
Year of Maturity	Carrying Value	Yield	Carrying Value	Yield
Other bonds, notes, & debentures (including GSEs)
Government-sponsored enterprises
Due in one year or less	$27,326	1.34%	$137,611	1.65%
Due after one year through five years	443,629	1.77%	451,945	1.77%
Due after five years through ten years	316,107	1.83%	324,738	1.83%
Due after ten years	—	—	—	—

Subtotal	787,062	1.78%	914,294	1.77%

Other Federal Home Loan Bank Bonds
Due in one year or less	—	—	—	—
Due after one year through five years	229,805	1.75%	234,899	1.75%
Due after five years through ten years	—	—	—	—
Due after ten years	—	—	—	—

Subtotal	229,805	1.75%	234,899	1.75%

Total	$1,016,867	1.77%	$1,149,193	1.77%

As of March 31, 2005, and December 31, 2004, we held securities classified as available-for-sale from the following issuers with a carrying value greater than 10% of our capital. For available-for-sale securities, carrying value equals market value.

Issuers with a Carrying Value Greater than 10% of Capital

As of March 31, 2005

($ amounts in thousands)

Name of Issuer	Carrying Value
FNMA	$330,907
FHLMC	316,107

Total	$647,014

Issuers with a Carrying Value Greater than 10% of Capital

As of December 31, 2004

($ amounts in thousands)

Name of Issuer	Carrying Value
FNMA	$447,768
FHLMC	324,738

Total	$772,506

As of March 31, 2005, and December 31, 2004, the carrying value and yield of the mortgage-backed security classified as a trading security by contractual maturity is shown below. The expected maturity and the related interest yield of this mortgage-backed security will differ from the contractual maturity because the borrower may have the right to call or prepay the obligation with or without call or prepayment fees.

Trading Security

Redemption and Yields

($ amounts in thousands)

	As of March 31, 2005		As of December 31, 2004
Year of Maturity	Carrying Value	Yield	Carrying Value	Yield
Mortgage-backed security
Other bonds, notes, & debentures
Due in one year or less	—		—	—
Due after one year through five years	—		—	—
Due after five years through ten years	—		—	—
Due after ten years	$79,998	7.09%	$88,532	7.09%

Total	$79,998	7.09%	$88,532	7.09%

The yield on the trading security excludes the effect of the associated interest rate exchange agreement as the net settlement associated with this agreement is recorded in other income (loss) in the Statement of Income. Including the effect of this interest rate exchange agreement, the average yield on the trading security was 1.29% at March 31, 2005, and at December 31, 2004.

As of March 31, 2005, and December 31, 2004, we did not hold securities classified as trading from any issuer that, in aggregate, represented a carrying value of greater than 10% of our capital.

All of the securities that we have classified as available-for-sale or trading are part of specific fair value hedges that were implemented with offsetting interest rate swaps. Under SFAS 133, qualifying hedging relationships related to our available-for-sale securities receive fair value hedge accounting treatment, while hedging relationships related to our trading securities do not receive fair value hedge accounting treatment.

In accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, the entire change in fair value of our available-for-sale securities is reported in other comprehensive income/loss as a net unrealized gain/(loss) on available-for-sale securities. The change in fair value of our available-for-sale securities is dependent upon changes in interest rates and market spread relationships. In accordance with SFAS 133, for those hedged securities that have been designated as available-for-sale and that qualify as being in a fair value hedging relationship, we reclassify the portion of the change in fair value attributable to the risk being hedged (interest rate risk) from other comprehensive income/loss to earnings. The portion of the change in fair value attributable to the risk being hedged is reported in the Statement of Income in “realized and unrealized gains/(losses) on derivatives and hedging activities” together with the related change in fair value of the associated interest rate exchange agreement.

At March 31, 2005, we recorded a $0.7 million net unrealized gain on our available-for-sale securities under SFAS 115, compared to $3.7 million at December 31, 2004. We believe that the activity in other comprehensive income/loss will continue to fluctuate in the future, reflecting changes in the relationship between the yield on U.S. GSE securities and interest rate swap rates. As the instruments approach maturity or the difference between these yields decreases, the difference between the SFAS 133 and SFAS 115 fair values of those instruments, and the corresponding balances in accumulated other comprehensive income/loss, will diminish.

For the security that has been designated as trading, we record the entire change in its fair value in the Statement of Income through “net gains/(losses) on trading security” in accordance with the provisions of SFAS 115. In accordance with SFAS 133, the change in the fair value of the interest rate exchange agreement associated with the trading security is reported in the Statement of Income through “net realized and unrealized gains/(losses) on derivatives and hedging activities.” As a result, while not in a SFAS 133 hedging relationship, some offset does occur for our trading security and its associated (designated) derivative by virtue of the accounting prescribed by both SFAS 115 and SFAS 133.

Mortgage Loans, Net

We began purchasing mortgage loans from our members through our MPP in 2001. At March 31, 2005, after considering the effects of premiums, discounts, SFAS 133 basis adjustments, and allowances for credit losses on mortgage loans, we held $9.0 billion in mortgage loans purchased from our members, compared to $7.8 billion at December 31, 2004, $7.4 billion at December 31, 2003, and $5.4 billion at December 31, 2002. Purchases of new loans in the MPP slowed in 2004 due to the level of interest rates and our activity-based stock ownership requirement for member sales. Our original stock purchase requirement called for 3% of the outstanding principal balance of mortgage loans sold to be held in capital stock for each member that sold mortgage loans to us. During 2003, our board temporarily reduced the capital stock requirement for new mortgage loan purchases to 0%. During this period, $1.5 billion of mortgage loans were purchased under this program. Subsequently, the capital stock requirement returned to 3%. During 2004, our board again reduced the capital stock requirement to 0% for up to the next $3 billion in MPP sales, and, by December 31, 2004, $1.1 billion of mortgage loans were purchased or committed to under this reduced capital stock requirement. The increase of $1.2 billion in mortgage loans purchased from members in the first quarter of 2005 was mainly due to this amendment to the activity-based stock requirement. As of March 31, 2005, $0.5 billion remained available under this reduced capital stock requirement. Some of the other factors that impact the volume of mortgage loans purchased through the MPP include the general level of housing activity in the U.S., the level of refinancing activity, and consumer product preferences.

Purchased mortgage loans were comprised of $8.9 billion unpaid principal balances outstanding, $30.4 million of deferred net premiums, and $20.0 million of basis adjustments from terminated fair value hedges, and loan commitments funded at March 31, 2005; $7.7 billion unpaid principal balances outstanding, $29.8 million of deferred net premiums, and $26.5 million of basis adjustments from terminated fair value hedges and loan commitments funded at December 31, 2004; and $7.4 billion unpaid principal balances outstanding, $25.2 million of deferred net premiums, and $30.5 million of basis adjustments from terminated fair value hedges and loan commitments funded at December 31, 2003. Earnings are impacted by the amount of unpaid principal balance, the amount of net premiums and basis adjustments, and the term over which these amounts are amortized. Amortization speeds are dependent on both actual principal payments (including prepayments) and projections of future principal payments. As mortgage rates decrease, borrowers have incentive to prepay their mortgages, which results in higher estimated prepayment speeds. Such higher prepayment speeds result in acceleration of the premium and basis adjustment amortization term. The inverse occurs in an increasing interest rate environment.

At the end of the first quarter of 2005, there were $28.6 million of mandatory delivery contracts outstanding, compared to $204 million at the end of 2004, $25.1 million at the end of 2003, and $52.7 million at the end of 2002. A mandatory delivery contract is a legal commitment we make to purchase, and a PFI makes to deliver, a specified unpaid principal amount of mortgage loans in the future, with a forward settlement date, at a specified range of mortgage note rates and prices. Mandatory delivery contracts are considered derivatives and only their fair values are included as either derivative assets or derivative liabilities on the Statement of Condition until their loans settle. The sum of unpaid principal and mandatory delivery contracts represents our exposure to market risk in the MPP and the amount of loans that PFIs have sold or have committed to sell to us.

In the first quarter of 2005, we purchased $1.6 billion in principal amount of new loans. Total principal repayments for the first quarter of 2005 were $0.3 billion. In 2004, we purchased $1.9 billion in principal amount of new loans. In the same period, total principal repayments were $1.6 billion, which reflected a slower rate of repayment than for 2003. Although the repayment rate decreased in 2004, it was still relatively high from a historical perspective due to the continued relatively low level of interest rates on fixed-rate residential mortgage loans. Over the past two years, most repayments represent prepayment of principal, not scheduled amortization of the loans.

Deposits

Demand and overnight deposits were $975.1 million at March 31, 2005, compared to $877.8 million at December 31, 2004, $1.2 billion at December 31, 2003, and $1.4 billion at December 31, 2002. These deposits represent a relatively small portion of our funding, and they vary depending upon market factors, such as the attractiveness of our deposit pricing relative to the rates available on alternative money market instruments, members’ investment preferences with respect to the maturity of their investments, and member liquidity.

Consolidated Obligations

At March 31, 2005, the carrying values of CO Bonds and Discount Notes issued on our behalf totaled $30.5 million and $9.8 billion, respectively. At December 31, 2004, the carrying values of CO Bonds and Discount Notes issued on our behalf totaled $29.8 billion and $10.6 billion, respectively, compared to $29.8 billion and $10.4 billion at December 31, 2003, and $23.7 billion and $13.9 billion at December 31, 2002. The par value of our outstanding CO Bonds was $29.9 billion at December 31, 2004, compared to $29.8 billion at December 31, 2003, and $23.5 million at December 31, 2002. The par values of our outstanding Discount Notes approximated their carrying values at March 31, 2005, December 31, 2004, 2003, and 2002. The following table presents the composition of our outstanding CO Bonds at March 31, 2005, December 31, 2004, December 31, 2003, and December 31, 2002.

Composition of Consolidated Obligations Bonds

($ amounts in millions, at par)

	Mar 31, 2005		Dec 31, 2004		Dec 31, 2003		Dec 31, 2002
	Amount	%	Amount	%	Amount	%	Amount	%
Fixed rate, non-callable	$11,375	37%	$11,183	37%	$8,916	30%	$7,052	30%

Fixed rate, callable	13,734	45%	13,081	44%	16,510	55%	15,827	67%
Step-up	4,710	15%	4,690	16%	3,115	10%	371	2%
Single-indexed floating rate	300	1%	340	1%	470	2%	25	0%
Fixed that converts to variable	475	2%	475	2%	255	1%	22	0%
Variable that converts to fixed	110	0%	110	0%	490	2%	—	0%
Comparative index	47	0%	47	0%	92	0%	235	1%

Total, at par	$30,751	100%	$29,926	100%	$29,848	100%	$23,532	100%

Consistent with our risk management philosophy, we use interest rate exchange agreements to convert many of our fixed-rate COs to floating rate instruments that periodically reset to an index such as three-month LIBOR. As has been the case for the last several years, a majority of our COs that were issued and swapped to LIBOR in 2004 and 2003 were callable bonds. Callable bonds provide us with the right to redeem the instrument on predetermined call dates in the future. When we synthetically swap fixed-rate callable COs to LIBOR, we sell an option to the interest rate swap counterparty that mirrors the option we own to call the bond. If market interest rates decline, the swap counterparty will generally cancel the interest rate swap, and we will then typically call the CO Bond. Conversely, if market interest rates increase, the swap counterparty generally elects to keep the interest rate swap outstanding, and we will then elect not to call the CO Bond. With the continued low and generally declining market interest rates in 2002, 2003, and early 2004, we called a significant number of our callable bonds and replaced a large portion of them with new callable bonds. Rate changes later in 2004 and during the first quarter of 2005 have led to a significant decrease in the number of CO Bonds called.

During 2004 and the first quarter of 2005, the impact of the Federal Open Market Committee’s rate increases on the term structure of interest rates resulted in an increase in the short end of the curve. Rates at the longer end of the curve tended to decline. Our ability to fund our asset positions through the various CO debt issuance programs was not adversely impacted by market conditions in 2004 or in the first quarter of 2005. In the future, the cost of debt raised in this manner will depend on several factors, including the direction and level of market interest rates, competition from other issuers of agency debt, changes in the investment preferences of potential buyers of agency debt securities, pricing in the interest rate swap market, and technical market factors.

Derivatives

As of December 31, 2004, December 31, 2003, and December 31, 2002, we had derivative assets of $1.7 million, $5.8 million, and $32.9 million, respectively, and derivative liabilities of $486 million, $1.077 billion, and $1.535 billion, respectively. At March 31, 2005, we had derivative assets of $56.6 million, and derivative liabilities of $323.4 million. These differences reflect the impact of interest rate changes that affected the market value of our derivatives. We record all derivative financial instruments on the Statement of Condition at their fair value with changes in the fair value of all derivatives recorded through earnings.

The principal derivative instruments we use are interest-rate swaps and to-be-announced mortgage hedges (“TBAs”). We classify interest-rate swaps as derivative assets or liabilities according to the net fair value of the interest-rate swaps with each counterparty. Because these swaps are covered by a master netting agreement; (a), if the net fair value of the interest-rate swaps with a counterparty is positive, it is classified as an asset; and (b), if the net fair value of the interest-rate swaps with a counterparty is negative, it is classified as a liability. TBAs, which are not covered by a master netting agreement, are recorded as a derivative asset or liability as required by SFAS 133 based upon fair value. Increases and decreases in the fair value of each of these instruments are primarily caused by market changes in the derivative’s underlying interest rate index. For additional information, see “Item 2. Financial Information – Management’s Discussion and Analysis – Risk Management.”

Capital

Total capital increased to $2.170 billion at March 31, 2005, compared to $2.133 billion at December 31, 2004, $2.0 billion at December 31, 2003, and $2.0 billion at December 31, 2002. The increase of $37 million during the first quarter of 2005 was primarily due to the increase in capital stock of $27 million, which was primarily caused by our decision to pay dividends in stock instead of cash, and from increased activity-based and new member stock acquisitions. Capital also increased due to the increase in retained earnings, discussed below, of $9 million.

The $124 million increase in 2004 was primarily due to the increase in capital stock of $99 million, which was primarily caused by our decision to pay dividends in stock instead of cash, and from increased activity-based and new member stock acquisitions. Capital also increased due to the increase in retained earnings, discussed below, of $23 million, as well as changes in the net unrealized gain on available-for-sale securities of $4 million recorded in accumulated other comprehensive income.

Except for a cash dividend payment in 2003 prior to the implementation of our new capital plan, substantially all dividends for 2005, 2004 and 2003 were paid in stock, allowing us to increase our capital base to support the growth of our business. Under our board’s policy, members are allowed to request that we repurchase these stock dividends, at our board’s discretion, thus providing the member with cash instead of stock. During the first quarter of 2005, $21.6 million in stock dividends were paid to members, with $13.6 million still outstanding. During 2004, $90 million in stock dividends were paid to members, with $57 million still outstanding, and, during 2003, $69 million in stock dividends were paid to members, with $45 million still outstanding.

We generally will not redeem or repurchase member capital stock until five years after either the membership is terminated or we receive a notice of withdrawal from membership. If we receive a request to redeem excess stock (other than stock dividends discussed above), we are not required to redeem or repurchase such excess stock until the expiration of the five-year redemption period. In accordance with our current practice, if capital stock becomes excess stock, we will redeem the excess stock, if requested, but only after the five year waiting period. However, we reserve the right to repurchase excess stock from any member, without a member request, and at our discretion, upon 15 days’ notice to the member.

As of March 31, 2005, $636 million or 31% of our total capital stock balance was comprised of stock not required as a condition of membership or to support services to members, compared to $649 million or 32% at December 31, 2004, $379 million or 20% at December 31, 2003, and $280 million or 14% at December 31, 2002.

Retained Earnings

Retained earnings equaled $125 million at March 31, 2005, an increase of $9 million compared to December 31, 2004. Retained earnings were $116 million at December 31, 2004, compared to $93 million at December 31, 2003, and $48 million at December 31, 2002. The increases in retained earnings over this three-year period and the first quarter of 2005 were due primarily to the following factors: 1) increases made to protect the members’ capital investments from market, credit, and operations risk, as well as from earnings volatility caused by the application of certain accounting principles, such as SFAS 133 and SFAS 91; 2) the adoption of a formal retained earnings policy by our board of directors to set specific standards to address earnings volatility and the above-referenced risks; and 3) the adoption of our Capital Plan, which changed the dates of declaration and payment of quarterly dividends until after the close of each quarter, so that net income for the quarter is known before the dividend is declared.

The formal adoption of our retained earnings policy was in response to an August 2003 advisory bulletin by the Finance Board that required the policy and provided guidance on capital management and retained earnings. This policy contained a quarterly target balance for our retained earnings, and incorporated such factors as credit, market, and operations risks. The retained earnings target for December 31, 2004 was $114.6 million. Thus, we exceeded the target by $1.7 million at the end of 2004.

Based on Finance Board input from its most recent examination, we modified our retained earnings calculation on March 18, 2005. The revised calculation is more comprehensive in that it includes accounting risk in its calculation along with credit, market, and operations risks. In addition, the new target reflects a minimum retained earnings balance after the quarterly dividend is paid. For the first quarter of 2005, the retained earnings target was $81.6 million. At March 31, 2005, retained earnings, adjusted for the first quarter dividend of $21.7 million, was $103.5 million. Thus, we exceeded our target by $22.0 million.

As we grow and as our risk profile changes, we may continue to increase retained earnings.

Historically we have used our cost of funds plus 1.5% as a benchmark for dividends; however, as increased emphasis is placed on retained earnings, this benchmark has become less meaningful. For each dividend declaration, our board weighs the need to maintain an attractive dividend and the need to increase retained earnings. This deliberation may result in additions to retained earnings, even if we exceed our retained earnings target.

The following table quantifies net income, dividends paid and the net resulting change in retained earnings.

Net Income versus Dividends Paid

($ amounts in thousands)

	For the Quarter Ended March 31,	For the Year Ended December 31,
	2005	2004	2003	2002
Net income	$30,529	$112,047	$115,090	$128,970
Dividends paid	21,482	88,772	70,063	113,821

Change in retained earnings	$9,047	$23,275	$45,027	$15,149

Results of Operations for the Quarters Ended March 31, 2005 and 2004

Net Income

Net income for the quarter ended March 31, 2005, was $30.5 million, an increase of $5.5 million, compared to $25.0 million of net income for the same period in 2004. The following factors contributed to this increase in net income:

•	Net interest income increased by $9.4 million. Factors impacting net interest income are discussed below.

The following factors decreased net income, partially offsetting the increase in net interest income:

•	Other income decreased by $0.5 million, primarily due to the unrealized net loss on the trading security of $1.3 million. This portfolio is substantially hedged with a derivative that is classified as an economic hedge, and, therefore, does not receive hedge accounting treatment. The gain on the hedge is recorded as “Net realized and unrealized gains/(losses) on derivatives and hedging activities” and partially offsets the loss on the trading security. “Net realized gains/(losses) from sale of available-for-sale securities” declined by $0.7 million.

•	Other expenses increased by $1.4 million, primarily due to increased salary and benefit expenses.

•	Total assessments for REFCORP and AHP increased by $2.0 million, consistent with the higher level of net income.

Net Interest Income

Our net interest income was $53.3 million for the first quarter of 2005, and $43.9 million for the same period in 2004. The following factors impacted net interest income:

•	Our average cost of funds increased by 91 basis points for the first quarter of 2005 compared to the first quarter of 2004, from 2.27% to 3.18%. Since we earn interest on the investment of capital, net interest income is positively impacted as our cost of funds increases, which resulted in an imputed increase in net interest income of approximately $4.5 million.

•	The spread between the yield on earning assets and liabilities increased 5 basis points from 0.24% to 0.29%, resulting in an increase in net interest income of approximately $5.5 million for first quarter.

Results of Operations for the Years Ended December 31, 2004, 2003, and 2002

Net Income

Net income for 2004 was $112.0 million, a decrease of $3.1 million or 2.7%, compared to $115.1 million of net income for 2003. The following factors contributed to this decline in net income:

•	Other income declined by $3.7 million. Service fee income, a component of other income, declined by $3.3 million due to the sale of our Item Processing Services Operation in October 2003. The net loss on the trading security increased by $3.7 million. This portfolio is substantially hedged with a derivative that is classified as an economic hedge, and, therefore, does not receive hedge accounting treatment. The gain on the hedge is recorded as “Net realized and unrealized gains/(losses) on derivatives and hedging activities” and partially offsets the loss on the trading security. “Net realized gains/(losses) from sale of available-for-sale securities” declined by $167,000, since there were no available-for-sale securities sold during 2004.

•	Other expense increased by $1.7 million, or 5.3%, due to higher salary and benefit expense as we added staff to prepare for SEC registration and to increase service to members, and as employee benefit costs increased.

The following factors increased net income, partially offsetting the factors listed above:

•	Net interest income increased by $539,000. Factors impacting net interest income are addressed separately below.

•	Provision for credit losses on mortgage loans fell by $883,000. As we gained experience with the MPP, we re-evaluated the need for a loss reserve on this portfolio. During 2004, the reserve was reversed to reflect the current loss expectations for this portfolio.

•	Total assessments for REFCORP and AHP fell by $979,000, consistent with the reduced level of income.

Net income for 2003 was $115.1 million, compared to $129.0 million of net income for 2002. The following factors contributed to the $13.9 million decline in net income:

•	Net interest income declined by $13.9 million. Factors impacting net interest income are discussed below.

•

Other income decreased by $2.7 million. Service fees fell by $1.5 million as we completed the sale of our Item Processing Services Operations. Additionally, we recorded an unrealized loss of $1.6 million in 2003, compared to an unrealized gain on trading security of $6.8 million in 2002. This portfolio is economically hedged with derivatives. The gain on this hedge is recorded as a component of “Net realized and unrealized gain (loss) on derivatives and hedging activities.” This account, which contains other derivative gains and losses, as well as net interest payments on certain derivatives, increased by $6.8 million.

•	Other expense increased by $2.3 million or 7.6% due to volume driven expenses related to MPP, staffing expenses related to MPP and risk management, and costs associated with employee benefits.

•	These factors were partially offset by a $5.0 million decrease in REFCORP and AHP expense, consistent with the reduced level of income.

Net Interest Income

Our net interest income was $187.8 million for 2004, and $187.2 million for 2003. The following factors impacted net interest income:

•	When certain Advances are prepaid, we are owed a fee, which is credited to “prepayment fees on Advances” included in interest income on the Statement of Income. During 2004, we received prepayments on Advances that required payment of a fee to us on $3.0 billion of Advances, at par. The associated fee, net of derivative extinguishments, was $10.4 million. The net credit for 2003 was $3.4 million.

•	Our average cost of funds increased by 0.14% for 2004 compared to 2003, from 2.31% to 2.45%. Since we earn interest on the investment of capital, net interest income is positively impacted as our cost of funds increases. The imputed increase in net interest income was approximately $2.7 million.

•	The spread between the yield on earning assets and liabilities was constant at 0.25% for 2004 and 2003. This spread, exclusive of the effect of prepayments, as discussed above, contracted slightly during 2004 compared to 2003. This contraction was primarily due to the flattening yield curve and increased use of term debt.

Our net interest income was $187.2 million for 2003, and $201.1 million for 2002, a decline of $13.9 million. The following factors contributed to this decline.

•	Our average cost of funds decreased by 0.44% for 2003 compared to 2002. Since we earn interest on the investment of capital, net interest income is negatively affected as the cost of funds falls. The imputed reduction in net interest income was approximately $8.5 million in 2003.

•	During 2002, the discount accretion on the MBS and ABS portfolio was high due to rapid repayments on the underlying mortgages, which slowed during 2003.

•	Overall, the Bank’s spread fell from 0.29% to 0.25%.

Trends, Events and Uncertainties

With minor exception, net income has experienced a downward trend for the period 2000-2004. Although a variety of factors influence this trend, one dominant element is the substantial decline in interest rates, particularly short-term rates, during this period.

The Bank is a wholesale organization that derives nearly all of its revenue from net interest income. As such, the rate of return that is earned from the investment of capital has a meaningful impact on earnings and ROE. For example, our average capital for 2004 was $2.075 billion. This amount can be viewed as being invested on a pro rata basis across all of our assets. Therefore, if the gross return on assets increases by 1%, net interest income will tend to increase by $20.75 million. Likewise, a decline of 1% would tend to reduce net interest income by $20.75 million. Since the change in our gross return on assets implicitly includes the spread on those assets, our management often evaluates ROE in comparison to cost of funds, thus stripping out spread from the evaluation.

Changes in interest rates do not immediately impact the cost of funds since our liabilities mature or re-price at various future dates. During the period 2000-2004, interest rates, as measured by three month LIBOR, a key interest rate index for the Bank, generally declined. This decline resulted in a trend of decreasing cost of funds for all but one year-over-year period, 2004 vs. 2003.

ROE, Cost of Funds and 3 Month LIBOR

2000 – 2004

	2004	2003	2002	2001	2000
ROE	5.40	6.04	6.68	7.34	8.29
Cost of Funds	2.45	2.31	2.75	4.58	6.28
3 Month LIBOR	1.62	1.21	1.79	3.78	6.54
ROE Less Cost of Funds	2.95	3.73	3.93	2.76	2.01

Changes in market interest rates, which impact our cost of funds and gross return on assets, have a significant impact on earnings. The recent downward trend in rates has been a significant element of the downward trend in earnings and ROE. Clearly other factors, including but not limited to, spreads, fee income, operating expense and business volume, have a significant impact.

ROE, Cost of Funds and 3 Month LIBOR

Quarter ended March 2005 vs. March 2004

	Quarter Ending Mar 31, 2005	Quarter Ending Mar 31, 2004
ROE	5.75	4.96
Cost of Funds	3.18	2.27
3 Month LIBOR	3.12	1.11
ROE Less Cost of Funds	2.57	2.69

ROE for the first quarter of 2005 increased 0.79% compared to the first quarter of 2004. This was partially due to the increase in our cost of funds, which has a positive impact on ROE, and gross return on invested assets.

The following table presents average balances, income, and yields of major earning asset categories and the sources funding those earning assets for the quarters ended March 31, 2005, and 2004.

Average Balances, Interest Income, and Yields

For the Quarter Ended March 31,

($ amounts in thousands)

	2005			2004
	Average Balance	Interest	Avg. Annualized Rate	Average Balance	Interest	Avg. Annualized Rate
Assets
Interest-bearing deposits	$527,753	$3,234	2.49%	$255,251	$647	1.02%
Federal funds sold	3,069,867	18,913	2.50%	1,146,000	2,891	1.01%
Trading security (2)	84,251	1,393	6.71%	101,339	1,595	6.33%
Available-for-sale securities (1)	1,123,745	6,713	2.42%	1,189,527	3,038	1.03%
Held-to-maturity securities	6,144,471	64,524	4.26%	5,748,152	58,907	4.12%
Advances (1)	25,494,801	183,322	2.92%	28,315,905	118,002	1.68%
Mortgage loans held for portfolio	8,174,752	103,857	5.15%	7,412,721	90,326	4.90%
Loans to other Federal Home Loan Banks	5,833	36	2.50%	5,989	15	1.01%

Total earning assets	44,625,473	381,992	3.47%	44,174,884	275,421	2.51%
Allowance for credit losses on mortgage loans	0			(574)
Other assets	292,476			347,986

Total assets	$44,917,949			$44,522,296

Liabilities and Capital
Overnight and demand deposits	$950,328	5,537	2.36%	$1,397,144	3,089.89%
Other interest-bearing deposits	4,201	28	2.70%	1,803	4.89%
Other borrowings	3,333	21	2.56%	483	1.83%
COs, net (1)	40,896,442	322,795	3.20%	39,575,602	228,272	2.32%
Mandatorily redeemable capital stock	31,073	317	4.14%	12,901	144	4.49%

Total interest-bearing liabilities	41,885,377	328,698	3.18%	40,987,933	231,510	2.27%
Other liabilities	878,276			1,510,428
Total capital	2,154,296			2,023,935

Total liabilities and capital	$44,917,949			$44,522,296

Net interest income and net spread on interest-earning assets less interest-bearing liabilities		$53,294.29%			$43,911.24%

Net interest margin, annualized	.48%			.40%

Average interest-earning assets to interest-bearing liabilities	1.07			1.08

(1)	Interest income/expense and average rates include the effect of associated interest rate exchange agreements to the extent such agreements qualify for SFAS 133 fair value hedge accounting.

(2)	Interest income and average rates exclude the effect of associated interest rate exchange agreements as the net interest expense associated with such agreements is recorded in other income (loss) in the Statement of Income. Including the effects of these interest rate exchange agreements, the average rate on the trading security was 1.29%, and 1.28% at March 31, 2005, and 2004, respectively.

The following table presents average balances, income, and yields of major earning asset categories and the sources funding those earning assets for the years ended December 31, 2004, 2003, and 2002.

Average Balances, Interest Income, and Yields

For the Year Ended December 31,

($ amounts in thousands)

	2004			2003			2002
	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate	Average Balance	Interest	Avg. Rate
Assets
Interest-bearing deposits	$355,069	$5,270	1.48%	$227,011	$2,558	1.13%	$424,702	$7,723	1.82%
Federal funds sold	3,224,716	46,443	1.44%	1,573,789	18,074	1.15%	2,503,940	44,094	1.76%
Trading security (2)	97,806	6,310	6.45%	102,173	6,379	6.24%	98,648	6,379	6.47%
Available-for-sale securities (1)	1,169,088	15,665	1.34%	1,368,019	15,106	1.10%	1,613,461	29,310	1.82%
Held-to-maturity securities	5,924,278	242,863	4.10%	5,198,140	215,096	4.14%	5,286,368	305,997	5.79%
Advances (1)	26,760,652	528,375	1.97%	28,422,303	512,600	1.80%	27,594,974	661,833	2.40%
Mortgage loans held for portfolio	7,377,372	368,019	4.99%	6,573,437	344,604	5.24%	3,013,354	177,523	5.89%
Loans to other Federal Home Loan Banks	20,074	278	1.38%	15,912	184	1.16%	9,189	147	1.60%

Total earning assets	44,929,055	1,213,223	2.70%	43,480,784	1,114,601	2.56%	40,544,636	1,233,006	3.04%
Allowance for credit losses on mortgage loans	(549)			(470)			(83)
Other assets	341,205			539,259			619,839

Total assets	$45,269,711			$44,019,573			$41,164,392

Liabilities and Capital
Overnight and demand deposits	$1,189,713	14,144	1.19%	2,125,228	21,667	1.02%	$1,662,719	$25,770	1.55%
Other interest-bearing deposits	1,638	20	1.22%	1,986	21	1.06%	789	12	1.52%
Other borrowings	1,445	22	1.52%	2,784	32	1.15%	1,973	29	1.47%
COs, net (1)	40,649,274	1,010,254	2.49%	37,970,023	905,648	2.39%	35,853,650	1,006,092	2.81%
Mandatorily redeemable capital stock	23,647	1,011	4.28%	—	—	—	—	—	—

Total interest-bearing liabilities	41,865,717	1,025,451	2.45%	40,100,021	927,368	2.31%	37,519,131	1,031,903	2.75%
Other liabilities	1,328,904			2,012,932			1,714,695
Total capital	2,075,090			1,906,620			1,930,566

Total liabilities and capital	$45,269,711			$44,019,573			$41,164,392

Net interest income and net spread on interest-earning assets less interest-bearing liabilities		$187,772.25%			187,233	0.25%		201,103	0.29%

Net interest margin	.42%			.43%			.50%

Average interest-earning assets to interest-bearing liabilities	1.07			1.08			1.08

(1)	Interest income/expense and average rates include the effect of associated interest rate exchange agreements to the extent such agreements qualify for SFAS 133 fair value hedge accounting.

(2)	Interest income and average rates exclude the effect of associated interest rate exchange agreements as the net interest expense associated with such agreements is recorded in other income (loss) in the Statement of Income. Including the effects of these interest rate exchange agreements, the average rate on the trading security was 1.29%, 1.31%, and 1.61% at December 31, 2004, 2003, and 2002, respectively.

Changes in both volume and interest rates influence changes in net interest income and net interest margin. The following table summarizes changes in interest income and interest expense between the quarters ended March 31, 2005 and 2004. Changes in interest income and interest expense not identifiable as either volume-related or rate-related, but rather equally attributable to both volume and rate changes, have been allocated to the volume and rate categories based upon the proportionate value of the volume and rate changes.

Rate and Volume Analysis

For the Quarter Ended March 31,

($ amounts in thousands)

	2005 over 2004
	Volume	Rate	Total
Increase (decrease) in interest income
Interest-bearing deposits	$1,111	$1,476	$2,587
Federal funds sold	8,618	7,404	16,022
Trading security	(279)	77	(202)
Available-for-sale securities	(177)	3,852	3,675
Held-to-maturity securities	4,135	1,482	5,617
Advances	(12,786)	78,106	65,320
Mortgage loans held for portfolio	9,565	3,966	13,531
Loans to other Federal Home Loan Banks	0	21	21

Total	10,187	96,384	106,571

Increase (decrease) in interest expense
Overnight and demand deposits	(1,252)	3,700	2,448
Other interest-bearing deposits	10	14	24
Other borrowings	15	5	20
Mandatorily redeemable capital stock	186	(13)	173
Long-term debt	7,852	86,671	94,523

Total	6,811	90,377	97,188

Increase (decrease) in net interest income	$3,376	$6,007	$9,383

The following table summarizes changes in interest income and interest expense between 2004 and 2003 and between 2003 and 2002. Changes in interest income and interest expense not identifiable as either volume-related or rate-related, but rather equally attributable to both volume and rate changes, have been allocated to the volume and rate categories based upon the proportionate value of the volume and rate changes.

Rate and Volume Analysis

For the Year Ended December 31,

($ amounts in thousands)

	2004 over 2003			2003 over 2002
	Volume	Rate	Total	Volume	Rate	Total
Increase (decrease) in interest income
Interest-bearing deposits	$1,736	$976	$2,712	$(2,842)	$(2,323)	$(5,165)
Federal funds sold	22,838	5,531	28,369	(13,437)	(12,583)	(26,020)
Trading security	(278)	209	(69)	224	(224)	0
Available-for-sale securities	(2,387)	2,946	559	(3,970)	(10,234)	(14,204)
Held-to-maturity securities	29,785	(2,018)	27,767	(5,026)	(85,875)	(90,901)
Advances	(31,052)	46,827	15,775	19,312	(168,545)	(149,233)
Mortgage loans held for portfolio	40,683	(17,268)	23,415	188,603	(21,522)	167,081
Loans to other Federal Home Loan Banks	54	40	94	86	(49)	37

Total	61,379	37,243	98,622	182,950	(301,355)	(118,405)

Increase (decrease) in interest expense
Overnight and demand deposits	(10,688)	3,165	(7,523)	6,068	(10,171)	(4,103)
Other interest-bearing deposits	(4)	3	(1)	14	(5)	9
Other borrowings	(18)	8	(10)	10	(7)	3
Mandatorily redeemable capital stock	1,011	0	1,011	—	—	—
Long-term debt	65,587	39,019	104,606	56,872	(157,316)	(100,444)

Total	55,888	42,195	98,083	62,964	(167,499)	(104,535)

Increase (decrease) in net interest income	$5,491	$(4,952)	$539	$119,986	$(133,856)	$(13,870)

Earnings Analysis

The following table presents changes in the components of our earnings for the quarters ended March 31, 2005 and 2004.

Change in Earnings Components

For the Quarter Ended March 31,

($ amounts in thousands)

	2005 vs. 2004 $ change	2005 vs. 2004 % change
Increase (decrease) in
Interest income	$106,571	38.69%
Interest expense	97,188	41.98%

Net interest income	9,383	21.37%

Mortgage loss provision	—	—

Net interest income after loss provision	9,383	21.37%

Other income	(466)	24.44%
Other expense	1,411	17.81%

Income before assessments	7,506	22.02%

AHP	630	22.52%
REFCORP	1,388	22.23%

Total assessments	2,018	22.32%

Income before cumulative effect of change in Accounting Principle	$5,488	21.92%

The following table presents changes in the components of our earnings for the past two years.

Change in Earnings Components

For the Year Ended December 31,

($ amounts in thousands)

	2004 vs. 2003 $ change	2003 vs. 2002 $ change	2004 vs. 2003 % change	2003 vs. 2002 % change
Increase (decrease) in
Interest income	$98,622	$(118,405)	8.85%	(9.60)%
Interest expense	98,083	(104,535)	10.58%	(10.13)%

Net interest income	539	(13,870)	.29%	(6.90)%

Mortgage loss provision	(883)	50	(285.76)%	19.31%

Net interest income after loss provision	1,422	(13,920)	0.76%	(6.93)%

Other income	(3,678)	(2,713)	(208.98)%	(60.65)%
Other expense	1,699	2,259	5.30%	7.59%

Income before assessments	(3,955)	(18,892)	(2.52)%	(10.76)%

AHP	(219)	(1,542)	(1.71)%	(10.76)%
REFCORP	(760)	(3,470)	(2.64)%	(10.76)%

Total assessments	(979)	(5,012)	(2.36)%	(10.76)%

Income before cumulative effect of change in Accounting Principle	(2,976)	$(13,880)	(2.59)%	(10.76)%

Other Financial Information

The following table presents other key ratios for the quarter ended March 31, 2005, and the years ended December 31, 2004, December 31, 2003, and December 31, 2002.

Other Financial Information

	Mar 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
Return on equity	5.75%	5.40%	6.04%	6.68%
Return on assets	0.28%	0.25%	0.26%	0.31%
Interest margin	0.48%	0.42%	0.43%	0.50%

Other Income

The following table presents a breakdown of Other Income for the quarters ended March 31, 2005, and 2004, and an analysis of the changes in the components of these income items for those quarters.

Analysis of Other Income

For the Quarter Ended March 31,

($ amounts in thousands)

	2005	2004	2005 vs. 2004
			$ Amt	% change
Service fees	$367	$322	$45	13.98%

Unrealized net losses on trading security	(1,684)	(385)	(1,299)	(337.40)%
Net loss on derivatives and hedging activities	(1,425)	(2,120)	695	32.78%
Other, net	369	276	93	33.70%

Total other income	$(2,373)	$(1,907)	$(466)	(24.44)%

The decrease in Other Income was due to the increase in the Unrealized loss on the trading security of $1.3 million, which was partially offset by a favorable change in the Net loss on derivatives and hedging activities of $0.7 million. The tables below, entitled “Components of Net Gain/(Loss) on Derivatives and Hedging Activities” and “Net Gain/(Loss) on Derivatives and Hedging Activities by Product,” present the components of this change by type of hedge and by type of product.

The following table presents a breakdown of Other Income for the three years ending December 31, 2004, 2003, and 2002, and an analysis of the changes in the components of these income items for the past two years.

Analysis of Other Income

For the Year Ended December 31,

($ amounts in thousands)

	2004	2003	2002	2004 vs. 2003		2003 vs. 2002
				$ Amt	% change	$ Amt	% change
Service fees	$1,300	$4,560	$6,014	$(3,260)	(71.49)%	$(1,454)	(24.18)%

Realized net gain from sale of available-for-sale securities	—	167	95	(167)	(100.00)%	72	75.79%

Unrealized net gains (losses) on trading securities	(5,286)	(1,582)	6,764	(3,704)	234.13%	(8,346)	(123.39)%
Net loss on derivatives and hedging activities	669	(2,934)	(9,767)	3,603	(122.80)%	6,833	69.96%
Other, net	1,399	1,549	1,367	(150)	(9.68)%	182	13.31%

Total other income	$(1,918)	$1,760	$4,473	$(3,678)	(208.98)%	$(2,713)	(60.65)%

The decrease in service fees was due to the sale of the negotiable order of withdrawal account and the transit items segments of our Item Processing Services Operations to a third party in October 2003. The sale of these operations generated $177,000 of income during 2003 that was included in the “Other, net” line shown above.

We adopted SFAS 133 on January 1, 2001. SFAS 133 requires that all derivative instruments be recorded in the Statement of Condition at their fair values. Changes in the fair value of our derivatives are recorded each period in current earnings. SFAS 133 also sets forth conditions that must exist in order for hedges to qualify for hedge accounting. If a hedge qualifies for fair value hedge accounting, changes in the fair value of the hedged item are also recorded in earnings. As a result, the net effect is that only the “ineffective” portion of a qualifying hedge has an impact on current earnings.

Implementation of SFAS 133 introduced more periodic earnings volatility than existed previously. This volatility occurs in the form of the net difference between changes, if any, in the fair values of the hedge (the derivative instrument) and the hedged item (the asset or liability), for accounting purposes. Two types of hedging are primarily responsible for creating earnings volatility in our results.

The first type involves transactions in which we enter into interest rate swaps with coupon cash flows identical or nearly identical to the cash flows of the hedged item, such as an Advance or investment security. In some cases involving hedges of this type, an assumption of “no ineffectiveness” can be made, and the changes in the fair values of the hedge and the hedged item are considered identical and offsetting (referred to as the “short-cut method”). However, if the hedge or the hedged item fails to have certain characteristics defined in SFAS 133, the assumption of “no ineffectiveness” cannot be made, and the hedge and the hedged item must be marked to fair value independently (referred to as the “long-haul method”). Under the long-haul method, the two components of the hedging relationship will be marked to fair value using different discount rates, and the resulting changes in fair value will generally be slightly different. Even though these differences are generally relatively small when expressed as prices, their impact can become more significant when multiplied by the principal amount of the transaction and then evaluated in the context of our net income. Nonetheless, the impact of these types of ineffectiveness-related adjustments on earnings is transitory, as the net earnings impact will be zero over the life of the hedging relationship if the derivative and hedged item are held to maturity or their call dates, which is generally the case for us.

The second type of hedging relationship that creates earnings volatility involves transactions in which we enter into interest rate exchange agreements to economically hedge identifiable portfolio risks that do not qualify for hedge accounting under SFAS 133 (referred to as a “non-SFAS 133” or economic hedge).

The following tables present the components of the net gain/(loss) on derivative and hedging activities both by the type of hedge and the type of product for the quarters ended March 31, 2005, and 2004.

Components of Net Gain/(Loss) on Derivatives and Hedging Activities

For the Quarter Ended March 31,

($ amounts in thousands)

	2005	2004
Fair Value Hedges
Net gain/(loss) due to ineffectiveness on
Advances	$(14)	$(26)
MPP	(529)	18
CO Bonds	(254)	4

Net loss on fair value hedges	(797)	(4)

Non SFAS 133/Economic Hedges
Net interest (payment)/receipt settlements(1)
Investments	(852)	(1,375)
Intermediary	3	17

Subtotal – net settlements	(849)	(1,358)

SFAS 133 derivative fair value gain/(loss) adjustments
Investments	1,648	169
CO Bonds	(130)	—
Intermediary	(3)	(16)
MPP delivery commitments	(1,294)	(911)

Subtotal – fair value adjustments	221	(758)
Net loss on economic hedges	(628)	(2,116)

Net loss on derivative and hedging activities	$(1,425)	$(2,120)

(1)	Net settlements represent the net interest payments or receipts on interest rate exchange agreements for hedges not receiving fair value hedge accounting.

Net Gain/(Loss) on Derivatives and Hedging Activities

By Product

For the Quarter Ended March 31,

($ amounts in thousands)

	2005	2004
Advances	$(14)	$(26)
Investments	796	(1,206)
MPP	(1,823)	(893)
CO Bonds	(384)	4
Intermediaries	—	1

Net gain/(loss) on derivatives and hedging activities	$(1,425)	$(2,120)

The following tables present the components of the net gain/(loss) on derivative and hedging activities both by the type of hedge and the type of product for 2004, 2003, and 2002.

Components of Net Gain/(Loss) on Derivatives and Hedging Activities

For the Year Ended December 31,

($ amounts in thousands)

	2004	2003	2002
Fair Value Hedges
Net gain/(loss) due to ineffectiveness on
Advances	$(162)	$(57)	$235
MPP	233	424	1,113
CO Bonds	4,364	1,210	(375)

Net gain on fair value hedges	4,435	1,577	973

Non SFAS 133/Economic Hedges
Net interest (payment)/receipt settlements(1)
Investments	(5,027)	(5,569)	(5,445)
Intermediary	47	66	66

Subtotal – net settlements	(4,980)	(5,503)	(5,379)

SFAS 133 derivative fair value gain/(loss) adjustments
Investments	4,864	3,593	(5,303)
Intermediary	(46)	(64)	(58)
MPP delivery commitments	(3,604)	(2,537)	—

Subtotal – fair value adjustments	1,214	992	(5,361)
Net loss on economic hedges	(3,766)	(4,511)	(10,740)

Net gain/(loss) on derivative and hedging activities	$669	$(2,934)	$(9,767)

(1)	Net settlements represent the net interest payments or receipts on interest rate exchange agreements for hedges not receiving fair value hedge accounting.

Net Gain/(Loss) on Derivatives and Hedging Activities

By Product

For the Year Ended December 31,

($ amounts in thousands)

	2004	2003	2002
Advances	$(162)	$(57)	$235
Investments	(163)	(1,976)	(10,748)
MPP	(3,371)	(2,113)	1,113
CO Bonds	4,364	1,210	(375)
Intermediaries	1	2	8

Net gain/(loss) on derivatives and hedging activities	$669	$(2,934)	$(9,767)

Other Expenses

The following table presents a breakdown of Other Expenses for the quarters ended March 31, 2005, and 2004, and an analysis of the changes in the components of these expenses for those quarters.

Analysis of Other Expense

For the Quarter Ended March 31,

($ amounts in thousands)

	2005	2004	2005 vs. 2004
			$ Amt	% change
Salaries and benefits	$5,732	$4,717	$1,015	21.52%
Other	2,371	2,146	225	10.48%
Finance Board and Office of Finance Expenses	784	639	145	22.69%
Other third party volume driven mortgage loan costs	445	419	26	6.21%

Total Other Expense	$9,332	$7,921	$1,411	17.81%

The increase in Other Expenses for the quarter ended March 31, 2005, compared to the same period in 2004 was mainly due to increased salaries and benefits due to additional staff needed to prepare for SEC registration and improve service to members, as well as higher employee benefit costs.

The line captioned “Other” includes compensation paid to our board. The board, which was comprised of 14 members and 15 members at the end of the first quarters of 2005, and 2004, respectively, was compensated during the first quarter of 2005 and 2004 based on a quarterly fee schedule, which included fee reductions for any director who missed board or committee meetings. Our directors also had a deferred compensation plan available to them. During the first quarter of 2005 and 2004, our board collectively earned $60,000, and $63,000, respectively of compensation, of which $27,000, and $32,000, respectively was deferred. In addition, we paid $99,000 and $64,000, respectively in the first quarter of 2005 and 2004 for travel and other related expenses incurred in connection with the performance of board duties.

The following table presents a breakdown of Other Expenses for the three years ending December 31, 2004, 2003, and 2002, and an analysis of the changes in the components of these expenses for the past two years.

Analysis of Other Expense

For the Year Ended December 31,

($ amounts in thousands)

	2004	2003	2002	2004 vs. 2003		2003 vs. 2002
				$ Amt	% change	$ Amt	% change
Salaries and benefits	$20,170	$18,414	$16,964	$1,756	9.54%	$1,450	8.55%
Other	9,465	9,654	9,807	(189)	(1.96)%	(153)	(1.56)%
Finance Board and Office of Finance Expenses	2,379	2,484	2,273	(105)	(4.23)%	211	9.28%
Other third party volume driven mortgage loan costs	1,719	1,482	731	237	15.99%	751	102.74%

Total Other Expense	$33,733	$32,034	$29,775	$1,699	5.30%	$2,259	7.59%

The increase from 2003 to 2004 in Other Expenses was primarily due to higher salary and benefit expenses as we added staff to prepare for SEC registration and to increase service to members, and as employee benefit costs increased. The increase in Other Expenses from 2002 to 2003 was primarily due to the increase in salaries and benefits due to higher staffing levels for our MPP and Risk Management departments.

The line captioned “Other” includes compensation paid to our board. The 15 member board was compensated during 2004 based on a quarterly fee schedule, which included fee reductions for any director who missed board or committee meetings. Our directors also had a deferred compensation plan available to them. During 2004, 2003, and 2002, our board collectively earned $254,000, $240,000, and $244,000, respectively, of compensation, of which $141,000, $156,000, and $166,000, respectively, was deferred. In addition, we paid $277,000 in 2004, $284,000 in 2003, and $242,000 in 2002, for travel and other related expenses incurred in connection with the performance of board duties.

Finance Board and Office of Finance Expenses

Collectively, the 12 Federal Home Loan Banks are responsible for the operating expenses of the Finance Board and the Office of Finance. These payment obligations are allocated among the Federal Home Loan Banks pro rata based upon the ratio of the total paid-in value of each Federal Home Loan Bank’s capital stock to the total paid-in value of all of the Federal Home Loan Banks’ capital stock. These expenses, recorded as “Other Expenses” on our Statement of Operations, were $0.8 million for the quarter ended March 31, 2005, and $0.6 million for the same period in 2004. They were $2.4 million in 2004, $2.5 million in 2003, and $2.3 million in 2002. We have no control over the amount of the assessment we receive from the Finance Board.

AHP and REFCORP Payments

Although the Federal Home Loan Banks are not subject to federal or state income taxes, the financial obligations of REFCORP (20% of net income after our AHP obligation) and AHP contributions (10% of current year’s net income before charges for AHP and interest expense for mandatorily redeemable capital stock that is classified as debt, but after the assessment for REFCORP) are statutorily required.

REFCORP. With the Financial Services Modernization Act of 1999, Congress established a fixed payment of 20% of net income as the REFCORP payment beginning in 2000 for each Federal Home Loan Bank. The fixed percentage replaced a fixed-dollar annual aggregate payment of $300 million, which had previously been divided among the 12 Federal Home Loan Banks through a complex allocation formula. The law also calls for an adjustment to be made to the total number of REFCORP payments due in future years so that, on a present value basis, the combined REFCORP payments of all 12 Federal Home Loan Banks are equal in amount to what had been required under the previous calculation method.

The 20% fixed percentage REFCORP rate applied to earnings resulted in expenses of $7.6 million for the quarter ended March 31, 2005, and $6.2 million for the same period in 2004. The annual expenses were $28 million in 2004, $29 million in 2003, and $32 million in 2002.

AHP. The Federal Home Loan Banks are required to contribute, in the aggregate, the greater of $100 million or 10% of their net earnings, before interest expense for mandatorily redeemable capital stock that is classified as debt, and after the REFCORP assessments to fund the AHP. At March 31, 2005, our expense was $3.4 million, compared to $2.8 million at March 31, 2004. At December 31, 2004, 2003, and 2002, 10% of FHLB System net income was greater than $100 million; therefore, our payment was based on 10% of our net income. Our expense for the AHP for 2004 was $12.6 million, down from $12.8 million in 2003, and $14.3 million in 2002.

Business Segments

We manage our business by grouping the income and expenses from our products and services within two business segments:

•	Traditional Funding, Investments and Deposit Products which includes the effects of premium and discount amortization and the impact of net interest settlements related to interest rate exchange agreements, such as Advances, investments, and the borrowing costs related to those assets. It also includes the borrowing costs related to holding Deposit products for members and other miscellaneous borrowings as well as all other miscellaneous income and expense not associated with the MPP.

•	MPP which is derived primarily from the difference, or spread, between the net yield on mortgage loans, including the direct effects of premium and discount amortization in accordance with SFAS 91, and the borrowing costs related to those loans.

We measure the performance of each segment based upon the net interest spread of the underlying portfolio(s). For this reason, we have presented each segment on a net interest income basis. Direct other income and expense items have been allocated to each segment based upon actual results. MPP includes the direct earnings effects of SFAS 133 as well as direct salary and other expenses (including an allocation for indirect overhead) associated with operating the MPP and volume-driven costs associated with master servicing and quality control fees. Direct other income/expense related to Traditional Funding, Investments and Deposit products includes the direct earnings impact of SFAS 133 related to Advances and investment products as well as all other income and expense not associated with MPP. The assessments related to AHP and REFCORP have been allocated to each segment based upon each segment’s proportionate share of total income before assessments.

We have not symmetrically allocated assets to each segment based upon financial results as we do not measure the performance of our segments from a total assets perspective and it is impracticable to do so. As a result, there is asymmetrical information presented in the tables below including among other items, the allocation of depreciation without an allocation of the depreciable assets, the SFAS 133 earnings adjustments with no corresponding allocation to derivative assets, if any, and the recording of interest income with no allocation to accrued interest receivable. Total assets reported for MPP include only the mortgage loans outstanding, net of premiums, discounts and SFAS 133 basis adjustments. Total assets reported for Traditional Funding, Investments and Deposit products include all other assets of the Bank.

The following tables set forth our financial performance by operating segment for the quarters ended March 31, 2005 and 2004. ($ amounts in thousands)

Traditional Funding, Investments and Deposit Products

	For the Quarter Ended March 31,
	2005	2004
Net interest income	$33,540	$38,740
Other (loss)	(551)	(1,015)
Other expenses	8,344	7,074

Income before assessments	24,645	30,651

AHP	2,045	2,517
REFCORP	4,520	5,614

Total assessments	6,565	8,131
Income before cumulative effect of change in accounting principle	18,080	22,520
Cumulative effect of change in accounting principle	—	(67)

Net income	$18,080	$22,453

Total Assets	$35,255,370	$36,163,172

MPP

	For the Quarter Ended March 31,
	2005	2004
Net interest income	$19,754	5,171
Provision for credit losses on mortgage loans	—	—
Other (loss)	(1,822)	(892)
Other expenses	988	847

Income before assessments	16,944	3,432

AHP	1,383	281
REFCORP	3,112	630

Total assessments	4,495	911

Net income	$12,449	2,521

Total Assets	$8,992,714	$7,440,701

For Traditional Funding Investments and Deposit Products, net income decreased by $4.4 million in the first quarter of 2005 compared to the same period in 2004. This decrease is primarily related to decreases in the spread on the MBS portfolio.

For MPP, net income increased by $9.9 million in the first quarter of 2005 compared to the first quarter of 2004. This was primarily the result of higher outstanding balances and improved spreads.

For both the MBS portfolio and the MPP, spreads are impacted by premium and discount adjustments that are required under SFAS 91. These adjustments are interest rate sensitive.

The following tables set forth our financial performance by operating segment for the years ended December 31, 2004, 2003, and 2002. ($ amounts in thousands)

Traditional Funding, Investments and Deposit Products

	2004	2003	2002
Net interest income	$148,540	$131,946	$174,092
Other income	1,453	3,873	3,109
Other expenses	30,070	28,954	27,647

Income before assessments	119,923	106,865	149,554

AHP	9,893	8,724	12,208
REFCORP	21,993	19,628	27,469

Total assessments	31,886	28,352	39,677
Income before cumulative effect of change in accounting principle	88,037	78,513	109,877
Cumulative effect of change in accounting principle	(67)	—	—

Net income	$87,970	$78,513	$109,877

Total Assets	$36,531,364	$37,459,283	$37,462,213

MPP

	2004	2003	2002
Net interest income	$39,232	$55,287	$27,011
Provision for credit losses on mortgage loans	(574)	309	259
Other income (loss)	(3,371)	(2,113)	1,364
Other expenses	3,663	3,080	2,128

Income before assessments	32,772	49,785	25,988

AHP	2,676	4,064	2,122
REFCORP	6,019	9,144	4,773

Total assessments	8,695	13,208	6,895

Net income	$24,077	$36,577	$19,093

Total Assets	$7,761,767	$7,433,231	$5,410,341

For Traditional Funding Investments and Deposit Products, net income increased by $9.5 million in 2004 compared to 2003. This increase is primarily related to improved spreads on advances and is partially offset by narrower spreads on MBS. The improved spread on advances resulted from a decision to increase the pricing on our lowest margin advances. Prepayment fees received on advances, which are included in margin, also contributed to the increased income in this segment.

Net income for Traditional Funding Investments and Deposit Products decreased by $31.4 million in 2003 compared to 2002. This decrease is largely attributable to the decrease in the yield of the advances portfolio as loans repriced after the substantial decrease in market rates that occurred in 2001. Also, spreads narrowed in our MBS portfolio. This was due to greater recognition of discount on MBS during 2002 compared to 2003.

For MPP, net income declined by $12.5 million in 2004 compared to 2003. This was primarily the result of lower spreads on this portfolio. The lower spread resulted from accelerated recognition of premium.

For MPP, net income increased by $17.5 million in 2003 compared to 2002. This is primarily due to higher average outstanding balances.

Cash Flow Analysis – Amortization of Premiums, Discounts, and Basis Adjustments

Consolidated Obligations

Certain debt is issued on our behalf at a premium or discount. Typically this would include Discount Notes and certain term, non-callable bonds. The primary factor that causes period-to-period variance in this item is the amount of discount and subsequent amortization on Discount Notes issued compared to the amount of original discount on Discount Notes that mature on a period-to-period basis.

Investments

MBS are typically purchased at a discount. The aggregate net discount on the portfolio was $35.3 million at March 31, 2005, and $31.5 million, $22.9 million, and $2.5 million at December 31, 2004, December 31, 2003, and December 31, 2002, respectively. The income from Net premiums and discounts on investments of $10.4 million, $7.5 million and $18.2 million for the years ended December 31, 2004, December 31, 2003, and December 31, 2002, respectively, and $2.1 million, and $3.5 million for the quarters ended March 31, 2005, and March 31, 2004, respectively, is primarily composed of amortizations and retrospective adjustments in accordance with SFAS 91, related to discounts on MBS. The amount for each period is primarily impacted by the total net premium or discount position and the level of interest rates.

Mortgage Loans

Mortgage loans are carried at a net premium and include an SFAS 133 adjusted basis resulting from commitment fair values in accordance with SFAS 149 and hedges designated against the mortgage loans once the commitment expires and the mortgage loans are delivered. The net premium and SFAS 133 adjusted basis was $50.4 million at March 31, 2005, and $56.4 million, $55.7 million, and $53.6 million at December 31, 2004, 2003, and 2002, respectively. The expense from Net premiums and discounts on mortgage loans of $15.7 million, $13.3 million, and $5.7 million in 2004, 2003 and 2002, respectively, and $1.7 million, and $6.9 million in the first quarters of 2005, and 2004, respectively, is primarily composed of amortizations and retrospective adjustments in accordance with SFAS 91 related to the premiums and SFAS 133 adjusted basis on mortgage loans. The amount for each period is primarily impacted by the total net premium or discount position, the SFAS 133 adjusted basis representing the mortgage loans that are hedged and the level of interest rates.

Liquidity and Capital Resources

Liquidity

The Federal Home Loan Banks are required to maintain liquidity in accordance with certain Finance Board regulations and with policies established by their respective managements and boards of directors. We maintain liquidity to satisfy member demand for short- and long-term funds, repay maturing COs, and meet other obligations. Also, members may look to us to provide standby liquidity to support their asset/liability management purposes. Our objective is to meet our customers’ credit and liquidity needs without maintaining excessive holdings of low-yielding liquid investments or being forced to incur unnecessarily high borrowing costs.

Our primary sources of liquidity are short-term investments and the issuance of new COs in the form of CO Bonds and Discount Notes. COs enjoy favorable status as GSE-issued debt; however, they are not obligations of the United States, and the United States does not guarantee them. COs are rated Aaa/P-1 by Moody’s and AAA/A-1+ by S&P, reflecting the likelihood of timely payment of principal and interest on the COs. Their GSE-issuer status and these ratings have historically provided excellent access to the capital markets for the Federal Home Loan Banks. In addition, under certain circumstances, the U.S. Treasury may acquire up to $4 billion of the Federal Home Loan Banks’ COs, which would offer additional liquidity to the Federal Home Loan Banks, if needed.

We maintain a contingency liquidity plan designed to enable us to meet our obligations and the liquidity needs of our members in the event of operational disruptions at the Federal Home Loan Banks or the Office of Finance, or short-term capital market disruptions. Our regulatory liquidity requirement is to maintain at least five days of liquidity without access to the capital markets. In accordance with our contingency liquidity plan, we might be required to rely upon asset-based liquid reserves to meet our cash flow obligations. Member deposits and other short-term borrowings, such as federal funds purchased, securities sold under agreements to repurchase, and loans from other Federal Home Loan Banks provide sources of liquidity. On a daily basis, we model our cash commitments and expected cash flows to determine our liquidity position.

Our cash and short-term investment portfolio, including federal funds and commercial paper, totaled $2.1 billion at March 31, 2005, $3.8 billion at December 31, 2004, $1.4 billion at December 31, 2003, and $1.1 billion at December 31, 2002. The maturities of these short-term investments provide cash flows to support our ongoing liquidity needs.

Capital Resources

Total capital consists of capital stock, retained earnings, and other accumulated comprehensive income. As of March 31, 2005, total capital was $2.2 billion, compared to $2.1 billion at December 31, 2004,, $2.0 billion at December 31, 2003, and $2.0 billion at December 31, 2002. Capital stock declined at the beginning of 2003, as certain members readjusted their stock positions based on the requirements of our new capital plan implemented on January 2, 2003. During 2003 and 2004 and the first quarter of 2005, capital stock grew as we paid dividends in the form of stock and the members purchased activity-based capital stock to support additional borrowings or other activity.

The GLB Act imposed new minimum leverage and risk-based capital requirements on each of the 12 Federal Home Loan Banks. Under the GLB Act, each Federal Home Loan Bank must maintain total capital of at least 4.00% of its total assets. Total capital is defined as a Federal Home Loan Bank’s permanent capital, plus the amount paid in by its members for any Class A Stock, any general allowance for losses, and the amount of any other instruments identified in the Federal Home Loan Bank’s capital plan that the Finance Board has determined are available to absorb losses incurred by the Federal Home Loan Bank. Permanent capital is defined as the retained earnings of a Federal Home Loan Bank plus the amount paid in for the Federal Home Loan Bank’s Class B Stock (including mandatorily redeemable capital stock).

The Finance Board may require an individual Federal Home Loan Bank to maintain a regulatory capital ratio of greater than 4.00% at any time. Owing to certain deficiencies cited in our 2003 examination by the Finance Board, we agreed with the Office of Supervision of the Finance Board that any further leveraging of our balance sheet during 2003 should be curtailed. As a result, we maintained a regulatory capital ratio of not less than 4.23%. On June 3, 2004, the Finance Board advised us that their concerns had been addressed and, therefore, the limitation was lifted. At December 31, 2004, our regulatory capital ratio, determined by dividing permanent capital by total assets, was 4.88%, compared to 4.98% at March 31, 2005.

Each Federal Home Loan Bank must also maintain a regulatory leverage ratio of total regulatory capital-to-total assets of at least 5%. To calculate the regulatory leverage ratio, total regulatory capital is computed by multiplying permanent capital by 1.5 and adding all other components of total regulatory capital to that product. At December 31, 2004, our weighted regulatory leverage ratio was 7.33%, determined by multiplying permanent capital by 1.5 and dividing the product by total assets, compared to 7.47% at March 31, 2005.

The following table presents minimum capital ratios, permanent, and risk-based capital requirement amounts, and various leverage ratios as of March 31, 2005, and December 31, 2004, and 2003.

Regulatory Capital Requirements

($ amounts in thousands)

	As of March 31 2005	As of December 31,
		2004	2003
Minimum regulatory capital ratio requirement	4.00%	4.00%	4.00%
Minimum regulatory capital requirement	$1,769,923	$1,771,725	$1,795,701
Actual regulatory capital ratio (2)	4.98%	4.88%	4.48%
Permanent capital (1)	$2,202,946	$2,163,378	$2,011,255
Risk-based capital requirement	$413,645	$367,119	$353,121
Minimum regulatory leverage ratio	5.00%	5.00%	5.00%
Minimum weighted regulatory leverage capital requirement	$2,212,404	$2,214,657	$2,244,626
Actual leverage ratio	7.47%	7.33%	6.72%
Weighted leverage capital	$3,304,420	$3,245,066	$3,016,883

(1)	Permanent capital is defined as retained earnings, Class B Stock, and mandatorily redeemable capital stock.

(2)	The regulatory capital ratio is calculated by dividing permanent capital by total assets.

Mandatorily Redeemable Capital Stock.

The Federal Home Loan Banks adopted SFAS 150 as of January 1, 2004. In compliance with SFAS 150, we have reclassified our stock subject to redemption from equity to liability once a member exercises a written redemption right, and gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership. In such event, the member shares will then meet the definition of a mandatorily redeemable financial instrument. At March 31, 2005, we had $33.6 million in capital stock subject to mandatory redemption from seven former members. At December 31, 2004, we had $30.3 million in capital stock subject to mandatory redemption from five members and former members. This amount has been classified as a liability as mandatorily redeemable capital stock in the Statement of Condition in accordance with SFAS 150.

In addition to the mandatorily redeemable capital stock, we had $21.6 million of excess stock subject to a redemption request outstanding from three members at March 31, 2005, and December 31, 2004. This is not mandatorily redeemable stock as the requesting member may revoke its request at any time, and the amount ultimately redeemed is contingent on the member’s stock requirements at the date of redemption. This amount has not been classified as a liability.

The following table shows the amount of all pending capital redemption requests received from members at March 31, 2005 ($ amounts in thousands).

Contractual Year of Redemption
Due year end 2008	$10,895
Due year end 2009	40,997
Due year end 2010	3,328

Total	$55,220

The following table shows the amount of all pending capital redemption requests received from members by year of redemption at December 31, 2004 ($ amounts in thousands).

Contractual Year of Redemption
2008	$10,895
2009	40,997

Total	$51,892

We generally will not redeem or repurchase member stock until five years after either the membership is terminated or we receive notice of withdrawal. If we receive a request to redeem excess stock of a member, we are not required to redeem or repurchase excess stock until the expiration of the redemption period of five years. In accordance with our current practice, if capital stock becomes excess stock, we will redeem the excess stock, if requested after the five-year waiting period. However, we reserve the right to repurchase excess stock from any member, without a member request, and at our discretion, upon 15 days’ notice to the member.

Capital Distributions

We may, but are not required to, pay dividends on our stock. Our board has declared dividends in every quarter since the first quarter of 1986. Dividends may be paid in cash or Class B Stock out of current and previously retained earnings, as authorized by our board of directors, and subject to Finance Board regulations. Dividends on Class B-1 Stock were paid at an annualized rate of 4.25% in 2005, 4.56% in 2004, and 5.16% in 2003. We did not have Class B stock in 2002. For the first quarter of 2005, stock dividends of $21.5 million were paid. During 2004, stock dividends of $88.7 million were paid, compared to $69.4 million in 2003, and $0 in 2002. We expect to continue to pay stock dividends in future quarters. This will tend to increase total capital and allow for balance sheet growth. Future dividends will be determined based on income earned each quarter and our retained earnings policy.

Off-Balance Sheet Arrangements

Commitments that legally bind and unconditionally obligate us for additional Advances totaled approximately $89.5 million at March 31, 2005, $14.5 million at December 31, 2004, $54.4 million at December 31, 2003, and $16.9 million at December 31, 2002. Commitments generally are for periods up to 12 months.

A Letter is a financing arrangement between us and our member that is executed for a fee. If we are required to make payment for a draw by a Letter beneficiary, it is converted into a collateralized Advance to the member. Outstanding Letters were approximately $291.8 million at March 31, 2005, $271.1 million at December 31, 2004, $250.2 million at December 31, 2003 and $200.3 million at December 31, 2002.

Commitments that unconditionally obligate us to fund/purchase mortgage loans totaled $28.6 million at March 31, 2005, and $204.0 million and $25.1 million at December 31, 2004, and 2003, respectively. Commitments are generally for periods not to exceed 91 days. In accordance with SFAS 149, such commitments entered into after June 30, 2003, were recorded as derivatives at their fair value.

Unused lines of credit totaled $203.2 million at March 31, 2005, and $187.5 million and $309.6 million at December 31, 2004, and 2003, respectively.

We only record a liability for COs on our Statement of Condition for the proceeds we receive from the issuance of those COs. In addition, each Federal Home Loan Bank is jointly and severally liable for the payment of all COs of all of the Federal Home Loan Banks. Accordingly, should any Federal Home Loan Bank be unable to repay its participation in the COs, each of the other Federal Home Loan Banks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board. No Federal Home Loan Bank has had to assume or pay the CO of another Federal Home Loan Bank.

We considered the guidance under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of indebtedness of others (“FIN 45”), and determined it was not necessary to recognize the fair value of our joint and several liability for all of the COs. We consider the joint and several liability as a related party guarantee. Related party guarantees meet the scope exceptions in FIN 45. Accordingly, we do not recognize a liability for our joint and several obligation related to COs issued for the benefit of other Federal Home Loan Banks at December 31, 2004 and 2003. The par amounts of the Federal Home Loan Banks’ outstanding COs, including COs held by other Federal Home Loan Banks, were approximately $872.7 billion at March 31, 2005, and $869.2 billion and $759.5 billion at December 31, 2004 and 2003, respectively.

The financial statements do not include a liability for statutorily mandated payments from the Federal Home Loan Banks to REFCORP for future years. No future liability is recorded because each Federal Home Loan Bank must pay 20% of net earnings (after its AHP obligation) to REFCORP to support the payment of part of the interest on the bonds issued by REFCORP; the Federal Home Loan Banks are unable to estimate their future required payments because the payments are based on future earnings and not estimable under SFAS 5, Accounting for Contingencies. Accordingly, the REFCORP payments are disclosed as a long-term statutory payment requirement and, for accounting purposes, are treated, accrued, and recognized like an income tax.

Contractual Obligations

COs are the joint and several debt obligations of the 12 Federal Home Loan Banks and consist of CO Bonds and Discount Notes. COs represent the primary source of liabilities used to fund Advances, MPP and investments. As noted under “Risk Management,” we use debt with a variety of maturities and option characteristics to manage our duration of equity. We make extensive use of interest rate swap transactions, executed in conjunction with specific CO debt issues, to synthetically reconfigure funding terms and costs.

The following table represents the payments due or expiration terms under the specified Contractual Obligation type. Long-term debt does not include Discount Notes due to their short-term nature, is based on contractual maturities, and does not include interest expense. The impact of $1,720 million notional principal of interest rate exchange agreements traded as of March 31, 2005, but not yet settled, has been excluded from the table. Actual distribution could be influenced by factors affecting redemptions.

Contractual Obligations

Payments Due or Expiration Terms by Period

As of March 31, 2005

($ amounts in thousands)

	< 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
Long-term debt	$4,576,050	$10,296,755	$7,566,205	$8,312,250	$30,751,260
Operating leases(1)	172	232	116		520
CO bonds traded not settled	0	1,350,000	83,000	339,370	1,772,370
Mandatorily redeemable capital stock	27		33,588		33,615

Subtotal	4,576,249	11,646,987	7,682,909	8,651,620	32,557,765

Commitments and contingencies
Commitments for additional Advances	89,530				89,530
Standby letters of credit	55,751	61,640	53,950	120,410	291,751
Commitments to fund mortgage loans	28,585				28,585
Unused lines of credit	203,189				203,189

Total commitments and contingencies	377,055	61,640	53,950	120,410	613,055

Total	$4,953,304	$11,708,627	$7,736,859	$8,772,030	$33,170,820

(1)	Includes premises and equipment leases.

The following table represents the payments due or expiration terms under the specified Contractual Obligation type. Long-term debt does not include Discount Notes due to their short-term nature, is based on contractual maturities, and does not include interest expense. The impact of $40 million notional principal of interest rate exchange agreements traded as of December 31, 2004, but not yet settled, has been excluded from the table. Actual distribution could be influenced by factors affecting redemptions.

Contractual Obligations

Payments Due or Expiration Terms by Period

As of December 31, 2004

($ amounts in thousands)

	< 1 year	1 to 3 years	3 to 5 years	> 5 years	Total
Long-term debt	$4,585,500	$9,577,700	$7,613,505	$8,149,650	$29,926,355
Operating leases(1)	199	257	134		590
CO bonds traded not settled			40,000	68,000	108,000
Mandatorily redeemable capital stock			30,259		30,259

Subtotal	4,585,699	9,577,957	7,683,898	8,217,650	30,065,204

Commitments and contingencies
Commitments for additional Advances	14,519				14,519
Standby letters of credit	48,215	44,279	57,706	120,922	271,122
Commitments to fund mortgage loans	204,015				204,015
Unused lines of credit	187,488				187,488

Total commitments and contingencies	454,237	44,279	57,706	120,922	677,144

Total	$5,039,936	$9,622,236	$7,741,604	$8,338,572	$30,742,348

(1)	Includes premises and equipment leases.

Critical Accounting Policies and Estimates

Introduction

The preparation of financial statements in accordance with GAAP requires management to make a number of judgments, estimates, and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities (if applicable), and the reported amounts of income and expenses during the reported periods. Although management believes these judgments, estimates, and assumptions to be reasonable and accurate, actual results may differ and could have a material impact on our stated financial position.

We have identified four accounting policies that are critical because they require management to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions.

Accounting for Derivatives and Hedging Activities (SFAS 133)

In accordance with SFAS 133, derivative instruments are carried at fair value and included in the Statement of Condition. Any change in the fair value of a derivative is reflected in current period earnings and included in “net realized and unrealized gains/(losses) on derivatives and hedging activities,” a component of “other income” in the Statement of Income; or as a component of “other comprehensive income” in the Statement of Capital, regardless of how fair value changes in the assets or liabilities being hedged may be treated. The accounting framework imposed by SFAS 133 introduces the potential for considerable income volatility. Specifically, a mismatch can exist between the timing of income and expense recognition from assets or liabilities and income effects of derivative instruments positioned to mitigate market risk associated with those assets or liabilities. Therefore, during periods of significant changes in interest rates and other market factors, we will experience greater volatility.

Generally, we strive to use derivatives that effectively hedge specific assets or liabilities and qualify for fair value hedge accounting. Fair value hedge accounting allows for offsetting changes in fair value attributable to the hedged risk in the hedged item to also be recorded in the current period through either of two generally acceptable accounting methods:

•	Short-cut method. Certain highly effective hedges that use interest rate swaps as the hedging instrument and that meet certain criteria can qualify for “short-cut” fair value hedge accounting. Short-cut accounting allows for the assumption of no ineffectiveness, which means the fair value change in the hedged item can be assumed to be equal to the fair value change in the derivative thus resulting in no net impact in either the Statement of Condition or the Statement of Income. Interest rate swaps hedging advances and investments typically qualify for short-cut accounting and hence this method is utilized. Interest rate swaps hedging CO Bonds typically do not qualify for short-cut accounting; hence, we currently have no interest rate swaps hedging CO Bonds using this method.

•	Long-haul method. For those hedges that do not qualify for short-cut treatment, the fair value change in the hedged item must be measured separately from the derivative, and effectiveness testing must be performed with results within established tolerances. The effectiveness test is performed both at the hedge’s inception and on a quarterly basis thereafter, using regression or statistical analyses. We intentionally match the terms between the derivative and the hedged item. Should effectiveness testing fail and the hedge no longer qualify for hedge accounting in accordance with SFAS 133, the derivative would be adjusted to fair value through current earnings without any offset related to the hedged item.

We have designed our use of derivatives to be effective pursuant to SFAS 133 in offsetting changes in the hedged risk of the designated balance sheet instruments. Accordingly, we are permitted to classify most of our derivative transactions so that they receive either short-cut or long-haul fair value hedge accounting treatment.

Although the majority of our derivatives qualify for fair value hedge accounting, we do carry certain derivatives qualifying as “economic hedges” for asset/liability management purposes. The changes in the fair value of the derivatives designated as economic hedges are recorded in current period earnings as an increase or decrease to “net realized and unrealized gains/(losses) on derivatives and hedging activities.”

In accordance with Finance Board regulations and policies, we have executed all derivatives to reduce market risk exposure, not for speculation or solely for earnings enhancement. As in past years, all outstanding derivatives hedge specific assets, liabilities, or mandatory delivery contracts under MPP, or are stand-alone derivatives used for asset/liability management purposes.

As noted below under the “Fair Values” portion of Critical Accounting Policies and Estimates, all derivatives are presented in the Statement of Condition at fair value based on estimates of the market price as of the financial statement date.

Because the majority of our derivatives qualify for fair value hedge accounting, using estimates to determine the derivative’s fair value has the greatest impact on current-period earnings from those hedges qualifying for either fair value hedge accounting treatment or those economic hedges not qualifying for fair value hedge accounting treatment. However, these estimates do not have any net long-term economic effect or result in cash flows if the derivative and the hedged item are held to maturity. Since these fair values fluctuate throughout the hedge period and eventually return to zero (or par value) on the maturity date, the effect of such adjustments is normally only a timing issue.

Accounting for Premiums and Discounts and Other Costs Associated with Originating or Acquiring Mortgage Loans and MBS (SFAS 91)

When we purchase mortgage loans under MPP or purchase MBS or ABS, we may not pay the seller the exact amount of the unpaid principal balance. If we pay more than the unpaid principal balance, and purchase the mortgage assets at a premium, the premium reduces the yield we recognize on the assets below the coupon amount. Conversely, if we pay less than the unpaid principal balance and purchase the mortgage assets at a discount, the discount increases the yield above the coupon amount. Similarly, gains and losses associated with terminated fair value hedges are included in the basis of the mortgage loan and amortized accordingly. Gains are accreted along with discounts, while losses are amortized along with premiums to increase or decrease the coupon yield on the mortgage loan.

The amortization/accretion of MPP mortgage loans is recognized in current period earnings as a decrease/increase to mortgage loan income reported as a component of interest income in the Statement of Income. An offsetting adjustment is made to the asset’s net carrying value and is included in “mortgage loans held for portfolio, net” in the Statement of Condition.

The majority of MBS and ABS have been purchased at a discount. The accretion of MBS and ABS discount is recognized in current period earnings as an increase to held-to-maturity securities income reported as a component of interest income in the Statement of Income. An offsetting adjustment is made to the asset’s net carrying value and is included in “held-to-maturity securities” in the Statement of Condition.

In accordance with SFAS 91, we defer and amortize/accrete premiums/discounts and gains/losses into interest income over the estimated life of the assets using the level-yield method. To arrive at this recognition:

•	Individual mortgages are purchased with a premium or discount under MPP according to the executed mandatory delivery contract. These individual mortgage instruments are then aggregated into multiple portfolios, called pools, according to common characteristics such as coupon interest rate, final original maturity (typically 15 years and 30 years), calendar quarter and year purchased, and the type of mortgage (i.e., conventional or FHA); gains/losses associated with terminated fair value hedges are aggregated similarly to the MPP mortgages.

•	Premiums and discounts paid on each MBS or ABS are analyzed as a separate pool;

•	the prepayment speeds of each pool of mortgage assets (both MPP and MBS or ABS) are estimated and used to project all cash flows, including interest and return of principal;

•	the internal rate of return (level-yield) is calculated, after factoring in actual and estimated future prepayments, and applied to the amount of original premium/discount at acquisition date; and

•	a cumulative current period adjustment is made to adjust retrospectively the accumulated premium/discount for the pool to the amount required as if the new prepayment estimates had been known since the original acquisition date of the mortgage assets.

The estimated prepayment projections, therefore, have a material impact on the calculation of the amortization of certain premiums and discounts, and the periodic retrospective adjustments, in an uncertain interest rate market, can be the source of considerable income volatility in the MPP and MBS/ABS portfolios.

In determining prepayment speeds for mortgage assets, projected prepayment speeds are based on monthly implied forward interest rates. We use implied forward interest rates because they are the market’s consensus of future interest rates; they are the default set of interest rates used to price and value financial instruments; and they are the interest rates that can be hedged with various instruments. We use a nationally-recognized, market-tested prepayment model to determine prepayment speeds.

Provision for Credit Losses (SFAS 114)

Advances. Based on the collateral held as security for Advances, management’s credit analyses, and prior repayment history, no allowance for losses on Advances is deemed necessary by management. We are required by Finance Board regulation to obtain sufficient collateral on Advances to protect against losses and to accept only certain collateral on Advances, such as residential mortgage loans, United States government or government agency securities, ORERC, and deposits.

At each of March 31, 2005, December 31, 2004, 2003, and 2002, we had rights to collateral, either loans or securities, on a member-by-member basis, with an estimated fair value in excess of outstanding Advances. Management believes that policies and procedures are in place to effectively manage our credit risk.

Mortgage Loans Acquired under MPP. We acquire both FHA and conventional fixed-rate mortgage loans under MPP. FHA loans are government-guaranteed and, consequently, we have determined that no allowance for losses is deemed necessary for such loans. Conventional loans, in addition to having the related real estate as collateral, are also credit-enhanced by primary mortgage insurance (if applicable), the member’s LRA, and SMI prior to our having a credit loss obligation. As a result of the homeowner’s equity, primary mortgage insurance (if applicable), member’s LRA, and the SMI, any potential loss to us generally would not occur unless the overall loss exceeded at least 50% of the home’s original value.

Our loan loss reserve policy is based on management’s estimate of probable credit losses inherent in the mortgage loan portfolio as of the balance sheet date. We have developed and documented a systematic approach for reviewing the adequacy of the allowance for credit losses. This methodology, performed on a quarterly basis, includes:

•	considering all loans purchased under the MPP; we segregate the loans purchased into “pools” for review and analysis; each pool is comprised of groups of loans consisting of smaller-balance homogeneous loans that are evaluated collectively for impairment;

•	evaluating the overall loan portfolio based on the current performance of the underlying mortgage loan pool including the use of vintage analysis to track delinquencies;

•	monitoring mortgage loan delinquencies from origination through the various stages of the pool’s life cycle;

•	a review of historical loss rates for each pool over a designated time period, adjusted for changes in economic conditions and internal trends;

•	applying the general loss percentage to the outstanding mortgage loan portfolio to determine the amount of reserve required to cover expected future losses, and;

•	reviewing the necessary reserve for loans deemed to pose a risk of loss after taking into consideration the estimated liquidation value of the real estate collateral held and the amount of the other credit enhancements, including the LRA and SMI.

If we had losses in excess of the estimated liquidation value of collateral held, LRA and SMI, these would be recognized credit losses for financial reporting purposes. Since the inception of MPP, neither we nor the SMI provider has experienced any loss on the MPP portfolio, and none are anticipated at this time.

The allowance for credit losses on mortgage loans acquired under MPP was $0 as of March 31, 2005, and $0 and $574,000 as of December 31, 2004, and 2003, respectively.

Fair Value Estimates

Certain assets and liabilities, including investments classified as available-for-sale and trading securities held at fair value, and all derivatives, are presented in the Statement of Condition at fair value. In accordance with GAAP, the fair value of an asset or liability is the amount at which that asset could be bought or sold or the amount at which that liability could be incurred or settled in a current transaction between willing parties, other than in liquidation. Fair values play an important role in the valuation of certain of our assets, liabilities, and derivative transactions. In certain instances, management also estimates the fair value of collateral that borrowers pledge against Advances to assume that collateral is sufficient to meet regulatory requirements and to protect against a loss.

Generally, fair values are based on available market information, our internal valuation models, and a pricing model validation process which follows the Finance Board’s guidelines. Pricing models and their underlying assumptions are based on management’s best estimates for discount rates, prepayments, market volatility, and other factors. These assumptions may have a significant effect on the reported fair values of assets and liabilities, including derivatives, and the related income and expense. There are inherent limitations in any estimation technique or valuation process. The use of different assumptions as well as changes in market conditions could significantly affect our financial position, and the fair values may not represent the actual values of the financial instruments that could have been realized as of year end or that will be realized in the future. These assumptions and their effect on reported operating results are discussed in further detail above under “Accounting for Derivatives and Hedging Activities.”

Recent Accounting and Regulatory Developments

Accounting Adjustments

During the second quarter of 2004, we changed our manner of assessing effectiveness for certain highly effective CO hedging relationships. Under the prior approach, we inappropriately assumed no ineffectiveness for these hedging transactions since the CO and the designated interest rate swap agreement had identical terms with the exception that the interest rate swaps used in these relationships were structured with one settlement amount under the receive side of the swap that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the CO. During 2004, we changed our method of accounting for these relationships to begin measuring effectiveness for such transactions during each reporting period. We assessed the impact of this change on all prior annual periods since the adoption of SFAS 133 on January 1, 2001, and all prior quarterly periods for 2004 and 2003, and determined that had we applied this approach since January 1, 2001, it would not have had a material impact on the results of operations or financial condition for any of these prior reporting periods. In the second quarter of 2004, we recorded an increase of $219,000 to income before assessments included in Other income in “net realized and unrealized gain/(loss) on derivatives and hedging activities.” This amount includes a decrease to Net income of $329,000 related to periods prior to January 1, 2004, and reflects the accounting impact as if we had employed the new approach from the date of adoption of SFAS 133 until our implementation of the new approach for measuring effectiveness.

EITF 03-1, The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments

In March 2004, the Financial Accounting Standards Board (“FASB”) reached a consensus on EITF 03-1, which clarifies the application of an impairment model to determine whether investments are other-than-temporarily impaired. The provisions of EITF 03-1 must be applied prospectively to all current and future investments accounted for in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. On September 15, September 30, and November 15, 2004, the FASB issued proposed staff positions to provide guidance on the application and scope of certain paragraphs and to defer the effective date of the impairment measurement and recognition provisions contained in specific paragraphs of EITF 03-1. This deferral will be superseded in FASB’s final issuance of the staff position. Management does not expect the revised EITF to have a material impact on our results of operations or financial condition at the time of adoption.

SFAS 150

The FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (herein referred to as “SFAS 150”) in May 2003. This statement establishes a standard for how certain financial instruments with characteristics of both liabilities and equity are classified in the financial statements and provides accounting guidance for, among other things, mandatorily redeemable financial instruments.

The Federal Home Loan Banks became subject to SFAS 150 for the first fiscal period beginning after December 15, 2003 (effectively beginning January 1, 2004). This is due to the fact that the Federal Home Loan Banks are becoming SEC registrants only as to their equity securities which are not traded in a public market. They are not, and are not required to be, SEC registrants with respect to their debt securities, even though those securities are publicly traded. See “Item 1. Business—Funding Sources” herein. The Federal Home Loan Banks have historically provided combined financial statements through the Office of Finance, as required by Finance Board regulation, with respect to their debt securities.

At year-end 2004, the Federal Home Loan Banks adopted SFAS 150 retroactively to January 1, 2004. In compliance with SFAS 150, we will reclassify stock subject to redemption from equity to liability once a member gives notice to redeem, or gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition (including out-of-district acquisitions), charter termination, or involuntary termination from membership, since the shares of capital stock will then meet the definition of a mandatorily redeemable financial instrument. Shares of capital stock meeting this definition are reclassified to a liability at fair value. Excess shares of capital stock for which a redemption request has been submitted are not mandatorily redeemable because the request does not include a notice of termination of membership, the member may revoke its request at any time, and the amount ultimately redeemed is contingent on the member’s stock requirements on the redemption date. Shares of capital stock meeting this definition are not reclassified as a liability.

Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense in the Statement of Income. Once settled, the repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the Statement of Cash Flows.

If a member cancels its written notice of redemption or notice of withdrawal, we will reclassify mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock will no longer be classified as interest expense.

As of January 1, 2004, we reclassified $5,494,700 of our outstanding capital stock to “mandatorily redeemable capital stock” in the liability section of the Statement of Condition. Upon adoption, we also recorded accrued dividends related to the mandatorily redeemable capital stock, with the difference between the prior carrying amount and the new value as a cumulative effect of a change in accounting principle in the Statement of Income. For the year ended December 31, 2004, we recorded $1,011,000 of interest expense.

Although the mandatorily redeemable capital stock is not included in capital for financial reporting purposes, such outstanding stock is considered capital for regulatory purposes. See Note 12 for more information, including significant restrictions on stock redemption. Also, we calculate our AHP assessment based on net earnings before charges for AHP and interest expense on the mandatorily redeemable capital stock that has been reclassified as debt, and after the REFCORP assessment.

Adoption of SOP 03-3

In December 2003, the American Institute of Certified Public Accountants issued Statement of Position 03-3 (“SOP 03-3”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3: (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual, or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3)

requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. We have adopted SOP 03-3 effective as of January 1, 2005. We do not expect the new rules to have a material impact on our results of operations.

Proposed Changes in GSE Regulation

From mid-2003, the housing-related GSEs, including the Federal Home Loan Banks, came under increased scrutiny by Congress because of accounting and financial issues raised by certain regulatory agencies. Consequently, several bills were introduced in Congress for the purpose of enhancing regulatory oversight, including one that would combine the Office of Federal Housing Enterprise Oversight, which regulates Fannie Mae and Freddie Mac, and the Finance Board into a new regulatory agency. During 2004, possible changes in this area continued to be considered, but no legislation was enacted. A new bill with similar provisions, was introduced in January 2005 which has been passed by a U.S. House committee and referred to the full House of Representatives for action. However, it is anticipated that a competing bill will be introduced in the U.S. Senate and that the competing bills will have to go to a joint conference committee to resolve all differences before final legislation can be enacted. It is impossible to predict what, if any, provisions relating to the Finance Board and the Federal Home Loan Banks will be included in any legislation that might be approved by Congress, and whether any such change in regulatory structure will be signed into law. Any changes made by Congress to the housing-related GSEs’ regulatory structure may also impact the structure and operation of the Office of Finance.

Acquired Member Asset Regulation

The Federal Home Loan Banks purchase mortgage loans from their members under the acquired member asset regulations of the Finance Board. In July 2003, the Finance Board published a proposed rule to amend the regulation to place greater responsibility with each Federal Home Loan Bank to design and manage its own acquired member asset program. The Finance Board withdrew the proposal in September 2003 to allow for consideration of a new proposed rule at a later time.

Multi-district Membership

Through mid-2003, the Finance Board continued its consideration of whether or not a member institution that operates in more than one Federal Home Loan Bank district should be allowed to belong to more than one Federal Home Loan Bank. The complexity of this issue has made it a controversial one. It is uncertain how multi-district membership would affect competition among the 12 Federal Home Loan Banks and operational matters, such as capital stock requirements, collateral, and voting rights in board of director elections. The Finance Board’s legal authority to approve multi-district membership has also been questioned. The Finance Board announced in September 2003 that no action affecting the entire FHLB System would be taken in the near future.

Our sixth district (comprised of Indiana and Michigan) has a number of large institutions that are part of holding companies headquartered outside the district. Several of our large customers may become members of other Federal Home Loan Banks, if certain forms of multi-district membership are eventually adopted, which could increase the competition that already exists among various Federal Home Loan Banks. However, in such an event, it is also possible that those members could continue to be members of our Bank and use our services. As of December 31, 2004, twelve members (including six members in the same two holding companies) that are controlled by entities located outside Indiana and Michigan accounted for 33% of all advances outstanding, at par.

Federal Reserve Payment System Risk

The Federal Reserve Board in September 2004 announced that, beginning in July 2006, it will require Federal Reserve Banks to release interest and principal payments on securities issued by GSEs and international organizations only when the issuer’s Federal Reserve account contains sufficient funds to cover these payments. The Federal Reserve Banks have been processing and posting these payments to depository institutions’ Federal Reserve accounts by 9:15 a.m. Eastern Time, the same posting time as for U.S. Treasury interest and principal payments, even if the issuer has not fully funded its payments. A Federal Industry Working Group on Payment Systems Risk Policy Changes has been established to identify market disruptions and help market participants determine and understand the new payment environment in order for system changes to be implemented and tested prior to the policy change effective date. The Federal Home Loan Banks are also evaluating the impact of this change on their operations. However, it is not possible to predict what, if any, changes will be made and what effect the changes would have on the Federal Home Loan Banks, individually or collectively.

Predatory Lending Laws

Various states and municipalities have passed laws regulating the making of certain mortgage loans generally considered high cost for the community. Assignee liability, including civil or criminal liability, may pass from the originator of the loan to our Bank. These laws may adversely affect our ability to take collateral to support an Advance. With respect to MPP purchases, some loans may no longer be eligible for purchase, or we may be required to provide additional risk-based capital to support certain MPP loans purchased.

Risk Management

We have the potential for exposure to a number of risks in pursuing our business objectives. One primary risk, market risk, is discussed in detail below under “Quantitative and Qualitative Disclosures about Market Risk.” Other critical risks may be broadly classified as credit, liquidity, operations, and business. We have established policies and practices to evaluate and actively manage these risk positions. Proper identification, assessment, and management of risks, complemented by adequate internal controls, is a critical component in our strategy to serve our members, protect our bondholders, compete in the financial services industry, and prosper over the long term.

Active risk management is an integral part of our operations. Our goal is not necessarily to eliminate risk, which is an inherent part of our business activities, but to manage risk by setting appropriate limits and developing internal processes to ensure an appropriate risk profile. The Finance Board establishes certain risk-related compliance requirements. In addition, our board of directors establishes compliance requirements that allow us to operate within an agreed-upon risk profile. This is specified through our RMP, which serves as the key policy to address our exposures to market, credit, liquidity, business, and operations risks.

Effective risk management programs include not only conformance to specific risk management practices through RMP requirements but also strong board involvement. Our board has established a finance committee that provides focus and direction for our risk management process. Further, pursuant to the RMP, we have established internal management committees to focus on risk management. The Financial Policy Committee consists of senior managers who routinely review and evaluate our risk positions. A market risk committee meets monthly to review detailed analytical market risk reports and compliance information and develop appropriate funding and hedging strategies related to risk taking. A credit risk committee develops policies and guidelines regarding the management of our exposure to credit risk within our various portfolios.

The ability to estimate potential adverse changes in our market value of equity (the difference between the estimated market value of assets and liabilities) that could arise from changes in market conditions is a key element of managing interest rate risk. Significant resources are devoted to assure that risk-taking activities are limited to levels that are consistent with board-approved policy.

Our risk assessment process is designed to identify and evaluate all material risks, including both quantitative and qualitative aspects, which could adversely affect our financial performance objectives and compliance requirements. This process provides a structured and disciplined approach that aligns strategy, processes, people, technology, and knowledge for the purpose of identifying, evaluating, and managing the risks we face as we pursue our mission.

Business unit managers play a significant role in this process, as they are best positioned to understand and report on the risks inherent to and the internal control structure surrounding their respective operations. Assessments identify the inherent risks within each of the key processes, the controls and strategies in place to manage those risks, the primary weaknesses and the actions to be undertaken to address identified weaknesses. The results of these assessments are summarized in an annual risk assessment report, which is reviewed by senior management and the board.

Credit Risk Management

Credit risk is the risk that members or other counterparties may be unable to meet their contractual obligations, or that the value of an obligation will decline as a result of deterioration in creditworthiness. We face credit risk on Advances and other credit products, investments, mortgage loans, derivative financial instruments, and AHP grants. The most important step in the management of credit risk is the initial decision to extend credit. We also manage credit risk by following established policies, evaluating the creditworthiness of our members and counterparties, and utilizing collateral agreements and settlement netting. Periodic monitoring of members and other counterparties is performed for all areas where we are exposed to credit risk.

The Bank’s outstanding loans, non-accrual loans, and loans 90 days or more past due and accruing interest for the quarter ended March 31, 2005, and the years ended December 31 2004, 2003, and 2002 are as follows.

Loan Portfolio Analysis

($ amounts in thousands)

	As of and for the quarter ended March 31, 2005	As of and for the year ended December 31,
		2004	2003	2002	2001	2000
Advances, current	$25,650,277	$25,230,470	$28,924,573	$28,944,665	$26,399,438	$24,072,765

Real estate mortgages	8,992,714	7,761,767	7,433,231	5,410,341	394,771	36,478

Non-accrual loan participations (1)	2	3	3	8	—	2

Real estate mortgages past due 90 days or more and still accruing interest(2)	42,577	46,747	39,034	10,572	668	—

Interest contractually due during the year	105,570	383,572	357,601	182,432	6,735	668
Interest actually received during the year	105,570	383,572	357,601	182,432	6,735	668

Shortfall(2)	—	—	—	—	—	—

(1)	Non-accrual loans include our residual participation in conventional loans not part of the MPP.

(2)	Interest on MPP is advanced by the servicer based upon scheduled principal and scheduled interest payments and therefore will not reflect the actual shortfall associated with non-accruing loans. The monthly delinquency information reported as of year end is provided by the PFI through the master servicer one month behind the actual mortgage loan balance activity.

An analysis of real estate mortgages past due 90 days or more and still accruing interest and the percentage of those loans to the total real estate mortgages outstanding as of March 31, 2005, December 31, 2004, December 31, 2003, and December 31, 2002 are:

Real Estate Mortgages Past Due 90 Days or More

($ amounts in thousands)

	Mar 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002
Total Conventional mortgage loan delinquencies	16,903	16,694	11,161	2,551
Total Conventional mortgage loans outstanding, at par	8,006,932	6,793,866	6,467,526	4,557,697
Percentage of delinquent conventional loans	.21%	.25%	.17%	.06%

Total FHA mortgage loan delinquencies	25,674	30,053	27,873	8,021
Total FHA mortgage loans outstanding, at par	935,405	911,551	910,621	784,113
Percentage of delinquent mortgage loans	2.74%	3.30%	3.06%	1.02%

Total mortgage loan delinquencies	42,577	46,747	39,034	10,572
Total mortgage loans outstanding, at par	8,942,337	7,705,417	7,378,147	5,341,810
Percentage of delinquent mortgage loans	.48%	.61%	.53%	.20%

The 90 day delinquency ratio for conventional mortgages has increased from 0.06% to 0.25% during the period 2002 to 2004. It is typical for mortgage delinquencies to increase during the first few years of a loan’s life. Since our portfolio contains relatively new loans, the delinquency ratio is increasing as the loans age. The decrease in the delinquency rate for the first quarter of 2005 is attributable to the increase in loans outstanding during the first quarter of 2005, and the small increase in delinquencies, consistent with national trends, during the same period.

For government-insured mortgages, the borrower’s credit is typically weaker, resulting in higher delinquency ratios. We rely on government insurance, as well as quality control processes, to maintain the credit quality of this portfolio.

For loans not purchased under scheduled principal/scheduled interest agreements, we place all conventional loans greater than 90 days past due on non-accrual status. Loans remain on non-accrual status until the past due status has been remedied. We had only $3,000 of residual non-accrual mortgage loans outstanding at December 31, 2004 and 2003 as all of our MPP loans have been purchased under scheduled principal/scheduled interest agreements. Although we have had no loan charge-offs in the three years ending December 31, 2004 or for the first quarter of 2005, our policy is to charge-off a loan against our loan loss reserve when, after foreclosure, the liquidation value of the real estate collateral plus credit enhancements does not cover our mortgage loan balance outstanding; or when an estimated or known loss exists. Loans are considered impaired based upon a review of the smaller balance homogenous loan pools taking into consideration observable claims, such as delinquency statistics, past performance, current performance, loan portfolio characteristics, collateral valuations, industry data and prevailing economic conditions, the member’s credit enhancement through the LRA and SMI coverage and outstanding claims against such coverage.

The allowance for credit losses on real estate mortgage loans for the quarter ended March 31, 2005, and 2004, and the years ended December 31, 2004, 2003, 2002, 2001, and 2000 is as follows.

Allowance for Credit Losses

As of and for the Quarter Ended March 31,

($ amounts in thousands)

	For the quarter Ended March 31,
	2005	2004
Balance at the beginning of period	$0	$574
Charge-offs	—	—
Recoveries	—	—

Net (charge-offs) recoveries	—	—
Provisions for credit losses	—	—

Balance at end of period	$0	$574

Allowance for Credit Losses

As of and for the Year Ended December 31,

($ amounts in thousands)

	2004	2003	2002	2001	2000
Balance at the beginning of period	$574	$265	$6	$6	$9
Charge-offs	—	—	—	—	3
Recoveries	—	—	—	—	—

Net (charge-offs) recoveries	—	—	—	—	(3)
Provisions for credit losses	(574)	309	259	—	—

Balance at end of period	$0	$574	$265	$6	$6

Advances. We have never experienced a credit loss on an Advance to a member in our more than 70 years of existence. We manage our exposure to credit risk on Advances through a combined approach that provides ongoing review of the financial condition of our borrowers coupled with a conservative collateral policy. Protection is provided via thorough underwriting and collateralization before Advances are issued. Quarterly or annual credit analyses are performed on existing borrowers, with the frequency depending primarily on the financial condition of the borrower.

All credit products extended to a member must be fully collateralized by the member’s pledge of eligible assets. Each borrowing member and its affiliates that hold collateral are required to grant us a security interest in such collateral. All such security interests held by us are afforded a priority by the Competitive Equality Banking Act over the claims of any party, including any receiver, conservator, trustee, or similar party having rights as a lien creditor, except for claims held by actual bona fide purchasers for value or by parties that are secured by actual perfected security interests, provided that such claims would otherwise be entitled to priority under applicable law. In addition, our claims are given certain preferences pursuant to the receivership provisions of the Federal Deposit Insurance Act. Based on these factors, we do not typically require our borrowing members to deliver collateral, other than securities collateral. Further, we now file UCC-1 financing statements against all borrowing members and any affiliate that pledges collateral. This gives us a perfected security interest with priority over all creditors unless a secured creditor perfects by taking possession of our collateral without notice of our lien.

We take collateral on a blanket, specific listing, or delivery basis depending on the credit quality of the borrower. Acceptable collateral includes certain investment securities, one-to-four family mortgages, deposits, and certain ORERC assets. We are gradually implementing acceptance of newer collateral types as specified by the GLB Act. Typically, Advances must be over-collateralized based on the type of collateral, with requirements ranging from 100% for deposits (cash) to 145% for residential mortgages held under blanket lien status. Less traditional types of collateral such as home equity loans and commercial real estate loans have coverage ratios up to 300%. In 2004, we added staff to perform periodic collateral audits on each of our borrowing members, rather than rely on our prior practice of using verifications performed by members’ external auditors. This change has significantly improved our ability to evaluate the quality of our members’ collateral. Due to the security provided by collateral, management does not believe that loan loss reserves need to be held against Advances.

Credit risk can be magnified if the lender concentrates its portfolio in a few borrowers. Because of our limited territory, Indiana and Michigan, and because of continuing consolidation among the financial institutions that comprise the members of the 12 Federal Home Loan Banks, we have only a limited pool of large borrowers. Concentration among those borrowers has declined, but still presents a risk consideration. As of the end of the first quarter of 2005, our top three borrowers held 46.2% of total Advances outstanding, at par. Because of this concentration in Advances, we perform frequent credit and collateral reviews on our largest borrowers. In addition, we analyze the implications to our financial management and profitability if we were to lose the business of one or more of these customers.

AHP. Our AHP requires members and project sponsors to make commitments with respect to the usage of the AHP grants to assist very low-, low-, and moderate-income families, as defined by regulation. If these commitments are not met, we may have the obligation to recapture these funds from the member or project sponsor or to replenish the AHP fund. This credit exposure is not explicitly collateralized but is addressed in part by evaluating project feasibility at the time of an award and the ongoing monitoring of AHP projects.

Investments. We are also exposed to credit risk through our investment portfolios. The RMP restricts the acquisition of investments to high-quality, short-term money market instruments and highly rated long-term securities. The short-term investment portfolio represents unsecured credit. Therefore, counterparty ratings, performance, and capital adequacy are monitored on a daily basis in an effort to mitigate unsecured credit risk on the short-term investments. MBS and ABS represent the majority of our long-term investments. We primarily hold S&P AAA-rated private-issue and GSE-issued MBS and ABS and collateralized mortgage obligations secured by whole loans. Other long-term investments include unsecured agency securities. All of our MBS and ABS portfolios and 100% of our agency investments are rated AAA by S&P.

Certain limitations govern exposure to investments with our unsecured counterparties. For example, to be eligible for short-term investments, counterparties must be (1) FDIC-insured or be a U.S. office of a foreign bank; (2) meet specific capital requirements; and (3) have a long-term S&P rating of BBB or better. Other policy restrictions include the permissible length of maturity terms assigned by rating levels and special limits set for the aggregate amount of investment in counterparties within the same affiliated group. Each broker-dealer we use also must be analyzed and meet certain policy requirements.

The following tables present “Credit Ratings by Investment Activity” as of March 31, 2005, December 31, 2004, and December 31, 2003.

Credit Ratings by Investment Activity

As of March 31, 2005

($ in thousands, at carrying value)

	Highest Rating Level	Second Highest Rating level	Third Highest Rating Level	Fourth Highest Rating Level	Total
U.S. government-sponsored enterprises	1,016,867				1,016,867
State or local housing agency obligations	17,100				17,100
MBS and ABS	6,278,666				6,278,666
Interest-bearing deposits	76	31,270	108,000		139,346
Federal funds sold		150,000	1,440,000	330,000	1,920,000

Total investments	7,312,709	181,270	1,548,000	330,000	9,371,979

Percentage of total	78.1%	1.9%	16.5%	3.5%	100.0%

Credit Ratings by Investment Activity

As of December 31, 2004

($ in thousands, at carrying value)

	Highest Rating Level	Second Highest Rating level	Third Highest Rating Level	Fourth Highest Rating Level	Total
U.S. government-sponsored enterprises	$1,149,193				$1,149,193
State or local housing agency obligations	20,195				20,195
MBS and ABS	6,136,482				6,136,482
Interest-bearing deposits	75	$418,570	$92,000		510,645
Federal funds sold		852,000	2,188,000	$240,000	3,280,000

Total investments	$7,305,945	$1,270,570	$2,280,000	$240,000	$11,096,515

Percentage of total	65.8%	11.5%	20.5%	2.2%	100.0%

Credit Ratings by Investment Activity

As of December 31, 2003

($ in thousands, at carrying value)

	Highest Rating Level	Second Highest Rating level	Third Highest Rating Level	Fourth Highest Rating Level	Total
U.S. government-sponsored enterprises	$1,184,372				$1,184,372
State or local housing agency obligations	27,410				27,410
MBS and ABS	5,796,729	$2,753			5,799,482
Interest-bearing deposits	95,530	128,115	$18,866		242,511
Federal funds sold		289,000	483,000	$295,000	1,067,000

Total investments	$7,104,041	$419,868	$501,866	$295,000	$8,320,775

Percentage of total	85.5%	5.0%	6.0%	3.5%	100.0%

Applicable rating levels are determined using the lowest, relevant, long-term rating from Fitch, Moody’s, and S&P ratings agencies. The highest S&P rating level is AAA, the second highest is AA, the third highest is A, and the fourth highest is BBB. In addition, rating modifiers are ignored when determining the applicable rating level for a given counterparty.

MPP. We are exposed to credit risk on loans purchased from members through the MPP. In the MPP, we establish an LRA for each pool of loans purchased that is funded either from a portion of the purchase proceeds or the monthly interest payment on the mortgages in that pool, and is recorded as an increase to other liabilities in the Statement of Condition. These funds are available to cover losses in excess of the borrower’s equity and primary mortgage insurance, if any, on the loans we have purchased. The amount to be deposited monthly to an LRA, which ranges from 0.07% to 0.10% per annum of the outstanding balance of the pool, is established at the time the PFI enters into a master commitment contract, and is based on the size of the pool and the expected credit quality of the loans to be purchased. LRA funds are available to cover credit losses on any loan in the pool, and funds not used to cover losses are paid to the participating member over time and are recorded as a decrease to other liabilities in the Statement of Condition. This provides an incentive for members to sell us high quality loans. The minimum LRA balance required before funds can be returned to the PFI ranges from 0.30% to 0.50% of the outstanding balance of the loans in the pool. This amount is also established in the master commitment contract and varies with the size of the pool and the overall credit quality of the loans. Once the LRA balance reaches the minimum requirement, any funds in excess of the required amount are returned to the PFI monthly. Beginning in April 2005, new master commitment contracts also stipulate that no LRA funds can be returned to the PFI until the later of five years from the date of the master servicing contract, or the date the minimum balance is achieved. However, this can be negotiated on contracts of $100 million or greater.

In addition to the LRAs, we have credit protection from loss on each loan through SMI, which provides sufficient insurance to prevent any loss in excess of 50% or more of the home’s original value; we will absorb losses beyond that level. However, since the inception of the MPP in April 2001, we have not experienced a credit loss on any MPP loan that was not fully covered by the LRA. SMI premiums are funded from the monthly interest payments on the loans in the pool and range from 0.08% to 0.122% per annum of the outstanding balance of the pool. The amount of the SMI premium is determined by the size of the pool and the overall credit quality of the loans to be delivered.

Taken together, the LRA and the SMI provide credit enhancement on the pools of loans we purchase and are paid for by the PFI either from a portion of the purchase proceeds or from the monthly interest flows on the loans. The prices paid to PFIs for loans purchased under MPP are determined, in part, after deducting the cost of these credit enhancements, but also factoring in that the secondary market for mortgage loans is well developed. Further, the prices paid for MPP assets are impacted by competitive market forces. The PFI, therefore, funds the LRA and SMI by receiving a reduced purchase price over what would have been paid if these credit enhancements were not required. Credit enhancement fees as of and for the quarter ended March 31, 2005, and as of and for the years ended December 31, 2004, 2003, and 2002 are presented below.

Credit Enhancement Fees

($ amounts in thousands)

	For the Quarter ended March 31, 2005	For the year ended December 31,
		2004	2003	2002
Average conventional MPP loans outstanding	$7,400,399	$6,630,696	$5,512,612	$2,437,179
LRA collected through periodic interest payments	1,770	4,661	3,955	1,670
SMI collected through periodic interest payments	1,536	5,233	4,611	2,050

Total Credit Enhancement fees	3,306	9,894	8,566	3,720

Enhancement fees as a % of average conventional MPP loans outstanding	.18%	.15%	.16%	.15%

The increase in the enhancement fees as a percentage of average conventional MPP loans outstanding increased from December 31, 2004 to March 31, 2005 due to a change in the method of accruing LRA expenses. Prior to 2005, we accrued the fees in the month the LRA payment was received. In 2005, we began accruing the LRA based on the month the fee was due. As a result, there is one additional month of accrued LRA fees in the March 31, 2005 amount. This change will not have a significant impact on our results for the year.

Each pool of conventional mortgages purchased under MPP is credit enhanced through a combination of the LRA and the SMI such that it is equivalent to an S&P AA rated instrument at the time of purchase. In the first quarter of 2005, we negotiated to obtain an aggregate loss/benefit limit or “stop-loss” on any master commitment contracts that equal or exceed $35,000,000. The stop-loss is equal to the total initial principal balance multiplied by the stop-loss percentage, as is in effect from time to time, and represents the maximum aggregate amount payable by MGIC under the SMI policy for that pool. Even with the stop-loss provision, the aggregate of the LRA and the amount payable by MGIC under an SMI stop-loss contract will be equal to or greater than the amount of credit enhancement required for the pool to have an implied S&P credit rating of at least AA. This determination is made by evaluating each pool of loans using the statistical model LEVELS™ provided by S&P. Thereafter, the quality of MPP assets is monitored through the tracking of delinquencies and charges against the LRA and SMI. Providers of primary mortgage insurance and SMI must be AA rated. We ensure that we purchase only high quality loans by using careful procedures for delegated underwriting and document control. To be eligible to sell under the MPP, a member must submit extensive documentation of its mortgage operations and undergo a review of policies and procedures. Loans must meet underwriting guidelines that are similar to those of other secondary market purchasers and mortgage insurance companies. Further, we employ quality assurance sampling techniques to examine underwriting and documentation.

Loans in the MPP are well dispersed geographically, as shown in the following table.

Geographic Concentration of MPP Loans(1)(2)

	Mar 31, 2005	As of Dec 31,
		2004	2003
Midwest	29.5%	30.4%	28.2%
Northeast	11.2%	10.9%	11.3%
Southeast	22.0%	21.4%	22.6%
Southwest	22.3%	22.3%	20.2%
West	15.0%	15.0%	17.7%

Total	100.0%	100.0%	100.0%

(1)	Percentages calculated based on the unpaid principal balance at the end of each period.

(2)	Midwest includes IA, IL, IN, MI, MN, ND, NE, OH, SD, and WI.

Northeast includes CT, DE, MA, ME, NH, NJ, NY, PA, RI, and VT.

Southeast includes AL, DC, FL, GA, KY, MD, MS, NC, SC, TN, VA, and WV.

Southwest includes AR, AZ, CO, KS, LA, MO, NM, OK, TX, and UT.

West includes AK, CA, HI, ID, MT, NV, OR, WA, and WY.

The MPP mortgage loans held for portfolio are disbursed across all fifty states and the District of Columbia. No single zip code represented more than 1% of MPP loans outstanding at March 31, 2005, or December 31, 2004. The median size of an outstanding MPP loan was approximately $132,000 at March 31, 2005, and $138,500 at December 31, 2004.

The aggregate principal balance of underlying mortgage loans that were more than 90 days delinquent was $43 million at March 31, 2005, $47 million at December 31, 2004, $39 million at December 31, 2003, and $11 million at December 31, 2002. The decrease in the amount of delinquencies from December 31, 2004 to March 31, 2005 is due to the increase in loans outstanding during the first quarter of 2005, and the small increase in delinquencies, consistent with national trends, in the same period. The increase in the amount of delinquencies from 2002 to 2004 is a function of growth in the program’s outstanding principal balance and maturity. The amount of delinquencies equaled 0.61% of the aggregate principal balance at December 31, 2004, as compared to 0.53% of the aggregate principal balance at December 31, 2003.

We base the allowance for credit losses on management’s estimate of credit losses inherent in our mortgage loan portfolio as of the balance sheet date. Actual losses greater than defined levels are first assumed by the member and offset by the members’ credit enhancement. We perform periodic reviews of our portfolio to identify the losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined by an analysis that includes consideration of various data observations such as past performance, current performance, loan portfolio characteristics, collateral valuations, the member’s credit enhancement through the LRA and SMI coverage and outstanding claims against such coverage, industry data, and prevailing economic conditions.

As a result of this analysis, we have determined that each member’s obligation for losses and the mortgage insurance coverage exceeds the inherent loss in the portfolio. Should we have losses in excess of the collateral held, LRA and SMI, these would be recognized credit losses for financial reporting purposes. Since the inception of MPP, neither we nor the SMI provider has experienced any loss on the MPP portfolio, and none are anticipated at this time. Therefore, we have determined a loan loss reserve for MPP assets is not currently necessary.

Derivatives. The primary risk posed by derivative transactions is credit risk, i.e., the risk that a counterparty will fail to meet its contractual obligations on a transaction, forcing us to replace the derivative at market prices. The notional amount of interest rate exchange agreements does not measure our true credit risk exposure. Rather, when the net fair value of our interest rate exchange agreements with a counterparty is positive, this generally indicates that the counterparty owes us. When the net fair value of the interest rate exchange agreements is negative, we owe the counterparty and, therefore, we have no credit risk. If a counterparty fails to perform, credit risk is approximately equal to the fair value gain, if any, on the interest rate exchange agreement.

We manage this risk by executing derivative transactions with experienced counterparties of high credit quality, diversifying our derivatives across many counterparties, and executing transactions under master agreements that require counterparties to post collateral if we are exposed to a potential credit loss on the related derivatives exceeding an agreed-upon threshold. Collateral is collected on derivative exposures that exceed the thresholds negotiated in the individual International Swaps and Derivatives Association agreements with the counterparties. Collateral thresholds are on sliding scales tied to credit ratings. If the counterparty is highly rated by S&P and Moody’s, the threshold will be higher. Conversely, if it is rated low by S&P and Moody’s, then the threshold level will be lower. For most counterparties, the threshold level is determined by using the lower of the S&P or Moody’s rating and is more conservative than the levels defined in our RMP.

Derivative exposures are calculated by Treasury Department personnel weekly, at month-end, and more frequently if there are large market movements. The values are generated by an internal valuation system. The exposure is compared to that of the counterparty, and, if there are differences, individual values are compared.

The collateral transferred between the Bank and the counterparties is usually cash; however, securities such as Treasury Securities or GSE debentures may also be eligible as collateral.

The risk of loss is low due to stringent counterparty underwriting standards, and our monitoring and management processes. Our RMP places restrictions on unsecured extensions of credit for derivative activities. In general, a derivative counterparty must have a long-term credit rating from Moody’s of at least A3 and a long-term credit rating from S&P of at least A-, have at least $250 million of tier 1 capital, be domiciled in a country with a sovereign risk rating of at least AA from S&P, and, if it is a domestic financial institution, must be FDIC insured. Credit department personnel strive to ensure these criteria are maintained through various steps, including

•	daily monitoring of communications received from Moody’s, S&P, and Fitch for ratings changes and/or any information which could adversely impact the derivative counterparty’s financial condition;

•	annual reviews summarizing the financial condition and performance of each derivative counterparty, taking into consideration such issues as capital adequacy, asset quality measures, earnings performance, and liquidity factors; and

•	performance, as needed, of financial analysis of any new, downgraded or merged derivative counterparty upon request from our investment or treasury personnel.

We have never experienced a loss on a derivative transaction due to credit default by a counterparty. Our counterparties include large banks, broker-dealers, and other financial institutions with a significant presence in the derivatives market that are rated A or better by S&P. We also maintain a policy of requiring that interest rate exchange agreements be governed by an International Swaps and Derivative Association Master Agreement. These agreements provide for netting of amounts due to us and amounts due to counterparties, thereby reducing credit exposure.

The following table presents derivative counterparties that comprise more than 5% of our derivative portfolio as of March 31, 2005.

Counterparty Concentration

As of March 31, 2005

($ amounts in millions)

Name of Counterparty	Notional Principal	% of Notional Principal	Subsidiary Rating	Credit Exposure Before Collateral	Credit Exposure After Collateral
Deutsche Bank AG	$5,892.0	17.31%	AA-	$41.2	$21.5
JP Morgan Chase Bank	4,042.5	11.89%	AA-	—	—
Lehman Brothers Special Financing, Inc.	3,130.9	9.21%	A	—	—
Dresdner Bank AG	2,365.0	6.95%	A	—	—
Credit Suisse First Boston International	2,229.7	6.56%	A+	4.7	4.7
BNP Paribas	2,148.6	6.32%	AA	—	—
The Bank of New York	1,784.4	5.25%	AA-	—	—
HSBC Bank USA	1,742.0	5.12%	AA-	—	—
All Others	10,675.6	31.39%		10.7	10.7

Total	$34,010.7	100.00%		$56.6	$36.9

Of the remaining $10.7 billion notional principal distributed among counterparties that comprise less than 5% of our derivative portfolio, $9.8 billion is distributed among 19 counterparties with S&P ratings ranging from AAA to A-. The remaining $.9 billion notional principal outstanding relates to TBA hedges.

The following table presents derivative counterparties that comprise more than 5% of our derivative portfolio as of December 31, 2004.

Counterparty Concentration

As of December 31, 2004

($ amounts in millions)

Name of Counterparty	Notional Principal	% of Notional Principal	Subsidiary Rating	Credit Exposure Before Collateral	Credit Exposure After Collateral
Deutsche Bank AG	$4,516.6	13.81%	AA-	$—	$—
JP Morgan Chase Bank	3,799.8	11.62%	AA-	—	—
Lehman Brothers Special Financing, Inc.	2,852.4	8.72%	A	—	—
Dresdner Bank AG	2,365.0	7.23%	A	—	—
BNP Paribas	2,198.7	6.73%	AA	—	—
Credit Suisse First Boston International	2,163.4	6.62%	A+	—	—
HSBC Bank USA	1,917.0	5.86%	AA-	—	—
The Bank of New York	1,869.4	5.72%	AA-	—	—
All Others	11,011.9	33.69%		1.7	1.7

Total	$32,694.2	100.00%		$1.7	$1.7

Of the remaining $11.0 billion notional principal distributed among counterparties that comprise less than 5% of our derivative portfolio, $10.3 billion is distributed among 19 counterparties with S&P ratings ranging from AAA to A-. The remaining $0.7 billion notional principal outstanding relates to TBA hedges and intermediaries.

Our board, through the RMP, establishes maximum net unsecured credit exposure amounts per counterparty. Once the counterparty exceeds the maximum amount, the counterparty must provide collateral for additional exposures over the threshold. These thresholds are based upon the counterparty’s current credit rating, with more stringent requirements applied to lower-rated entities.

RMP Thresholds on Credit Risk Exposure

Moody’s/S&P Rating	Limit
Aaa/AAA	$50 million
Aa1, Aa2, Aa3/AA+, AA, AA	25 million
A1, A2/A+, A	10 million
A3/A	5 million
Below A3/A-	0

Most counterparty agreements are executed with lower thresholds than required under the RMP. Derivative counterparties are obligated to post collateral when we are exposed to credit losses exceeding the contractually agreed upon thresholds. The amount of collateral generally must equal the excess of the exposure over the unsecured credit exposure threshold amount. Eligible types of collateral are determined in each counterparty agreement. Acceptable collateral types include liquid instruments, such as cash, Treasury securities, and certain agency securities.

We regularly monitor the exposure of our derivative transactions by determining the market value of positions using internal pricing models. The market values generated by a pricing model are compared to dealer model results on a monthly basis to ensure that our pricing model is calibrated to actual market pricing methodologies used by the dealers. Collateral transfers required due to changes in market values are conducted on at least a weekly basis.

The following table summarizes key information on derivative counterparties. It provides information on a settlement data basis as of March 31, 2005, and December 31, 2004, 2003, and 2002, respectively. Traded, but not settled, derivative transactions were $1,720 million at March 31, 2005, $40 million at December 31, 2004, $80 million at December 31, 2003, and $155 million at December 31, 2002.

Derivative Agreements

Counterparty Ratings

At March 31, 2005

($ amounts in millions)

S&P Rating	Number of Counterparties	Notional Principal	Percentage of Notional Principal	Credit Exposure Before Collateral	Credit Exposure Net of Collateral
AAA	2	1,803.1	5.30%	$—	$—
AA	15	20,325.0	59.76%	42.5	22.8
A	7	10,590.8	31.14%	6.6	6.6

Total	24	32,718.9	96.20%	49.1	29.4
Others		1,291.8	3.80%	7.5	7.5

Total derivative notional		$34,010.7	100.00%	$56.6	$36.9

Derivative Agreements

Counterparty Ratings

At December 31, 2004

($ amounts in millions)

S&P Rating	Number of Counterparties	Notional Principal	Percentage of Notional Principal	Credit Exposure Before Collateral	Credit Exposure Net of Collateral
AAA	2	$1,816.1	5.55%	—	—
AA	15	19,437.1	59.46%	$1.6	$1.6
A	7	10,391.1	31.78%	—	—

Total	24	31,644.3	96.79%	1.6	1.6
Others		1,049.9	3.21%	0.1	0.1

Total derivative notional		$32,694.2	100.00%	$1.7	$1.7

Derivative Agreements

Counterparty Ratings

At December 31, 2003

($ amounts in millions)

S&P Rating	Number of Counterparties	Notional Principal	Percentage of Notional Principal	Credit Exposure Before Collateral	Credit Exposure Net of Collateral
AAA	3	$2,302.6	6.59%	—	—
AA	15	21,293.4	60.98%	$4.9	$4.9
A	8	11,061.9	31.68%	0.8	0.7
Below A	1	17.0	0.05%	—	—

Total	27	34,674.9	99.30%	5.7	5.6
Others		242.8	0.70%	0.1	0.1

Total derivative notional		$34,917.7	100.00%	$5.8	$5.7

Derivative Agreements

Counterparty Ratings

At December 31, 2002

($ amounts in millions)

S&P Rating	Number of Counterparties	Notional Principal	Percentage of Notional Principal	Credit Exposure Before Collateral	Credit Exposure Net of Collateral
AAA	2	$655.9	2.10%	$3.76	$3.76
AA	13	20,194.3	64.80%	10.89	10.89
A	11	9,991.1	32.06%	18.22	13.72
Below A	1	17.0	0.05%	—	—

Total	27	30,858.3	99.01%	32.87	28.37
Others		307.2	0.99%	—	—

Total derivative notional		$31,165.5	100.0%	$32.87	$28.37

At December 31, 2004, over 96% of the $32.7 billion notional amount of our outstanding derivative transactions were with counterparties rated A or better by both S&P and Moody’s. These derivative instruments were diversified among 24 counterparties at year-end 2004 to reduce our credit risk concentrations. Our maximum credit risk, before considering collateral, was $1.7 million at December 31, 2004, compared to $5.8 million at December 31, 2003, and $32.9 million at December 31, 2002. Our net exposure after collateral was approximately $1.7 million at December 31, 2004, compared to $5.7 million at December 31, 2003, and $28.4 million at December 31, 2002. The credit exposure on derivative contracts will fluctuate with changes in both interest rates and implied volatility.

Other derivative counterparties included in the notional balance outstanding at March 31, 2005, and December 31, 2004, 2003, and 2002, include primarily broker/dealers used to purchase or sell forward contracts relating to TBA mortgage hedges to hedge the market value of commitments on fixed-rate mortgage loans and intermediaries. All broker/dealers are subjected to credit review procedures in accordance with the RMP.

Based on the current exposure, management does not anticipate any material credit loss on Advances, investments, mortgage loans, or derivatives due to our careful application of underwriting, collateralization standards, and counterparty limits, as described above.

Liquidity Risk Management

The primary objectives of liquidity risk management are to maintain the ability to meet obligations as they come due and to meet the credit needs of our member borrowers in a timely and cost-efficient manner. We routinely monitor the sources of cash available to meet liquidity needs and use various tests and guidelines to control risk.

Daily projections of liquidity requirements are calculated to maintain adequate funding for our operations. Operational liquidity levels are determined assuming sources of cash from both the FHLB System’s ongoing access to the capital markets and our holding of liquid assets to meet operational requirements in the normal course of business. Contingent liquidity levels are determined based upon the assumption of an inability to readily access the consolidated debt market for a period of five business days. These analyses include projections of cash flows and funding needs, targeted funding terms, and various funding alternatives for achieving those terms. A contingency plan allows us to maintain sufficient liquidity in the event of operational disruptions at our Bank, at the Office of Finance, or in the capital markets.

Operations Risk Management

Operations risk is the risk of unexpected losses attributable to human error, system failures, fraud, unenforceability of contracts, or inadequate internal controls and procedures. Management has implemented extensive policies and procedures to both establish and monitor internal controls, and to monitor transactions and positions. Additionally, insurance coverage has been implemented to mitigate potential losses from an operational risk. A disaster recovery plan, designed to restore critical business processes and systems in the event of disaster, is in place. Work on the off-site disaster recovery center that we opened in 2002 has continued during 2004 and the first quarter of 2005 to ensure that computer networks are backed up. The recovery center is equipped to handle staff sufficient to maintain critical operations for a number of days, and is also used to store back-up tapes, supplies and other resources specifically acquired for disaster recovery purposes. We entered into an agreement in 2003 with the Federal Home Loan Bank of Cincinnati to provide lending and other support in the event the other Federal Home Loan Bank is unable to maintain operations at its main facility or disaster recovery location.

For security purposes we have maintained firewalls on our computer network for many years, and we continually upgrade our network security system to meet emerging threats. Member Link, an Internet-based system of business communication with members, uses additional security to protect data, including a thorough system of passwords and user identifications. The loan acquisition system, developed to process MPP transactions, is hosted separately and uses its own extensive security to protect its integrity and that of its member users.

Significant transaction processing services, such as wire transfer and security safekeeping, use security measures to guard against fraud and human error. Among these measures are authentication systems, taped telephone conversations with members, call backs to verify certain sensitive items, review of outgoing transactions by multiple staff members, and use of a secure office environment.

An ongoing internal audit function investigates all material operational areas to provide a check on the strength of our internal controls. The Finance Board also routinely reviews operations risk in its annual on-site examinations.

We are prepared to deliver services to customers in normal operating environments as well as in the presence of significant internal or external stresses. Despite the above policies and oversight, some operational risks are beyond our control, and the failure of other parties to adequately address their operational risks could adversely affect us.

Business Risk Management

Business risk is the risk of an adverse impact on profitability resulting from external factors that may occur in both the short and long term. Business risk includes political, strategic, reputation and/or regulatory events that are beyond our control. Our board and management seek to mitigate these risks through long-term strategic planning, and by continually monitoring general economic conditions and the external environment.

A long-term strategic business plan approved annually by our board describes how we intend to achieve our mission. The plan details the strategic objectives and operating goals for each major business activity. Events that could affect our status and cost of doing business, such as actual or potential legislative and regulatory changes, are considered in the strategic planning process.

We engage in continuous efforts to identify and react to business risks. These include employing internal and external legal counsel to keep abreast of regulatory and legislative issues, as well as compliance matters. This provides our board with a base of information from which to react to the business risks that arise.

Risk Factors

We have identified the following factors that could have a material adverse effect on our business or results of operations.

Adverse Changes in Interest Rates Could Have a Material Adverse Effect Including Potential Loss or Impairment of Capital.

We operate under regulatory and internal constraints that reduce the potential for significant losses due to changes in interest rates. However, an adverse change in interest rates could result in declining earnings and market value of equity or even cause us to suffer a loss or an impairment of capital. We purchase mortgage loans, MBS, and ABS at both premiums and discounts. Further, we expect that MPP will experience moderate growth, increasing the size of our mortgage asset portfolio that is subject to interest rate risk. A number of measures are used to monitor and manage interest rate risk. We make certain key assumptions, including prepayment speeds on mortgage-related assets, cash flows, loan volumes, and pricing. These assumptions are inherently uncertain and, as a result, it is impossible to accurately predict the impact of higher or lower interest rates on net interest income.

Economic Downturns and Changes in Federal Monetary Policy Could Have an Adverse Effect on Our Business Operations or Earnings.

Business growth and earnings are sensitive to general business and economic conditions. These conditions include short-term and long-term interest rates, inflation, money supply, fluctuations in both debt and equity capital markets, and the strength of the U.S. economy and the local economies in which we conduct business. If any of these conditions worsen, our business and earnings could be adversely affected. For example, a prolonged economic downturn could increase the number of customers who become delinquent or default on their loans. In addition, our business and earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. The Federal Reserve Board’s policies directly and indirectly influence the yield on interest-earning assets and the cost of interest-bearing liabilities. Changes in those policies are beyond our control and difficult to predict.

Inability to Access Capital Markets Could Adversely Affect Our Liquidity.

The FHLB System issues COs in the capital markets to fund its assets. Because access to capital markets is critical, contingency plans which are designed to address the risk of our inability to access the capital markets are maintained. However, there is no way to be assured that they would be effective in all situations, which could result in a decrease in liquidity and our inability to meet member funding needs.

Changes in Regulatory Environment Could Negatively Impact our Ability to Do Business.

We could be materially adversely or positively affected by (1) the adoption of new laws, policies or regulations, (2) changes in existing laws, policies or regulations, such as approval of multi-district membership, including changes to their interpretations or applications by the Finance Board or as the result of judicial review that modify the present regulatory environment, or (3) the failure of certain rules or policies to change in the manner we anticipated at the time we established our own rules and policies. Changes that restrict the growth of our current business or prohibit the creation of new products or services could negatively impact our earnings. Further, the regulatory environment affecting members could be changed in a manner that would negatively impact their ability to own Class B Stock or take advantage of our products and services.

Changes in Federal Reserve Board Policy Statement on Payment System Risk Could Impact Debt Payments.

The Federal Reserve Board in September 2004 announced that, beginning in July 2006, it will require Federal Reserve Banks to release interest and principal payments on securities issued by GSEs and international organizations only when the issuer’s Federal Reserve account contains sufficient funds to cover these payments. The Federal Reserve Banks have been processing and posting these payments to depository institutions’ Federal

Reserve accounts by 9:15 a.m. Eastern Time, the same posting time as for U.S. Treasury interest and principal payments, even if the issuer has not fully funded its payments. A Federal Industry Working Group on Payment Systems Risk Policy Changes has been established to identify market disruptions and help market participants determine and understand the new payment environment in order for system changes to be implemented and tested prior to the policy change effective date. The Federal Home Loan Banks are also evaluating the impact of this change on their operations. However, it is not possible to predict what, if any, changes will be made and what effect the changes would have on the Federal Home Loan Banks, individually or collectively. See the discussion at “Recent Accounting and Regulatory Developments – Federal Reserve Payment System Risk” herein.

Competition Could Negatively Impact Earnings, the Supply of Mortgage Loans for MPP, and Access to Funding.

We operate in a highly competitive environment. Demand for Advances is affected by, among other things, the cost of other available sources of liquidity for our members, including deposits. We compete with other suppliers of wholesale funding, both secured and unsecured. Such other suppliers may include investment banking concerns, commercial banks and, in certain circumstances, other Federal Home Loan Banks. Large institutions may also have independent access to the national and global credit markets. The availability of alternative funding sources to members can significantly influence the demand for Advances and can vary as a result of a variety of factors, including market conditions, members’ creditworthiness, and availability of collateral. Lower demand for Advances could negatively impact earnings by reducing interest income.

Likewise, the MPP is subject to significant competition. The most direct competition for purchases of mortgages comes from other buyers of conventional, conforming, fixed-rate mortgage loans, such as Fannie Mae and Freddie Mac. Increased competition can result in the acquisition of a smaller market share of the mortgages available for purchase and, therefore, lower income from this business segment. Further, due to certain tax regulations in Michigan, mortgage loans are often originated and held by institutions that are not members of the Bank but that may be affiliated with our members. As we can not purchase such loans directly from these affiliates, this impacts the supply of loans available to us that are fully available for purchase by many of our competitors.

We also compete with Fannie Mae, Freddie Mac, and other GSEs, as well as corporate, sovereign, and supranational entities for funds raised through the issuance of CO Bonds, Discount Notes, and other debt instruments. Increases in the supply of competing debt products may, in the absence of increases in demand, result in higher debt costs to us or lesser amounts of debt issued at the same cost than otherwise would be the case. Although our supply of funds through issuance of COs has kept pace with our funding needs, there can be no assurance that this will continue to be the case.

Joint and Several Liability for Consolidated Obligations Could Negatively Impact Our Members.

We are jointly and severally liable with the other Federal Home Loan Banks for the COs issued on behalf of the Federal Home Loan Banks through the Office of Finance. We may not pay any dividends to members or redeem or repurchase any shares of our capital stock unless the principal and interest due on all COs have been paid in full. If another Federal Home Loan Bank were to default on its obligation to pay principal or interest on any COs, the Finance Board may allocate the outstanding liability among one or more of the remaining Federal Home Loan Banks on a pro rata basis or on any other basis the Finance Board may determine. As a result, our ability to pay dividends to our members or to redeem or repurchase shares of our capital stock could be affected not only by our own financial condition, but also by the financial condition of one or more of the other Federal Home Loan Banks. However, no Federal Home Loan Bank has ever defaulted on its debt obligations since the FHLB System was established in 1932. Each Federal Home Loan Bank is highly-rated, and any risk of default is considered very remote.

Our Credit Rating Could be Lowered, Which Could Adversely Impact Our Cost of Funds.

In November 2003, S&P issued a report placing us on “negative outlook” for possible future downgrade, while retaining our AAA rating. The outlook change and rating affirmation reflect the change in our business profile, with increased activity in the MPP and its impact on our interest rate risk exposure. At the same time, Moody’s rating service reaffirmed our rating at the Aaa level. It is possible that either rating could be lowered at some point in the future, which might adversely affect our costs of doing business, including the cost of issuing debt. Our changing business profile, with growth in mortgage-based assets relative to Advances, exposes us to a higher level of interest rate risk. Our growth in fixed-rate mortgage loans acquired through MPP and additional investments in MBS requires prudent interest rate risk management. Our costs of doing business and ability to attract and retain members could also be adversely affected if the credit ratings of one or more other Federal Home Loan Banks are lowered, or if other Federal Home Loan Banks incur losses. Our costs of doing business and ability to attract and retain members could also be adversely affected if the credit ratings assigned to the COs, which remain AAA/Aaa, were lowered.

Currently, the Federal Home Loan Banks of Atlanta, Des Moines, and Pittsburgh also have negative outlooks but continue to hold their AAA ratings. The Federal Home Loan Bank of New York has a AA+ rating with a stable outlook while the Federal Home Loan Banks of Chicago and Seattle have AA+ ratings with a negative outlook. However, the rating on the FHLB System’s COs was recently reaffirmed by S&P as AAA.

Circumstances Beyond Our Control Could Cause Unexpected Losses.

Operations risk is the risk of unexpected losses attributable to human error, systems failures, fraud, unenforceability of contracts, or inadequate internal controls and procedures. Although management has systems and procedures in place to address each of these risks, some operational risks are beyond our control, and the failure of other parties to adequately address their operational risks could adversely affect us.

Loss of One or More Large Customers Could Adversely Impact Us.

Our top three advances customers account for 46.2% of Advances, at par, and our top two MPP customers account for 80.9% of outstanding MPP assets, at par. The loss of any one of these customers could adversely impact our profitability and business prospects and the ability to achieve growth objectives. The loss of a large customer could result from a variety of factors, including acquisition and consolidation into an out-of-district institution.

Concentration of Credit Could Adversely Impact Us.

Our advances portfolio is concentrated. Three customers account for 46.2% of outstanding advances. Deterioration in the credit quality of any of these borrowers could have a significant impact on the Bank.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk that the market value or estimated fair value of our overall portfolio of assets, liabilities, and derivatives will decline as a result of changes in interest rates or financial market volatility, or that net earnings will be significantly reduced by interest rate changes. The goal of market risk management is to preserve our financial strength at all times, including during periods of significant market volatility and across a wide range of possible interest rate changes. We regularly assess our exposure to changes in interest rates using a diverse set of analyses and measures. As appropriate, we may rebalance our portfolio to help attain risk management objectives.

Our general approach toward managing interest rate risk is to acquire and maintain a portfolio of assets and liabilities that, together with their associated hedges, limits our expected interest rate sensitivity. Derivative financial instruments, primarily interest rate exchange agreements, are frequently employed to hedge the interest rate risk and embedded option risk on member Advances, structured debt, and structured agency bonds held as investments.

We have significant investments in MPP loans, MBS, and ABS. The prepayment options embedded in mortgages can result in extensions or contractions in the expected weighted average life of these investments, depending on changes in interest rates. We primarily manage the interest rate and prepayment risk associated with mortgages through debt issuance, which includes both callable and non-callable debt, to achieve cash-flow patterns and liability durations similar to those expected on the mortgage loans. By using call options, lockouts, and maturity sectors, callable debt provides a significant amount of protection for the prepayment risk in the mortgage portfolios. The duration of callable debt, like that of a mortgage, shortens when interest rates decrease and lengthens when interest rates increase.

The prepayment option on an Advance can create interest rate risk. If a member prepays an Advance, we could suffer lower future income if the principal portion of the prepaid Advance were reinvested in lower yielding assets that continue to be funded by higher cost debt. To protect against this risk, a prepayment fee is charged that makes us financially indifferent to a borrower’s decision to prepay an Advance, thereby creating minimal market risk. See “Executive Summary – Analysis of Operating Results” and “Results of Operations” herein, and the Notes to Financial Statements for more information on prepayment fees and their impact on our financial results.

Significant resources, both in analytical computer models and highly experienced professional staff, are devoted to assuring that the level of interest rate risk in the balance sheet is accurately measured, thus allowing us to monitor the risk against policy and regulatory limits. We use an asset and liability system to calculate market values under alternative interest rate scenarios. The system analyzes our financial instruments, including derivatives, using broadly accepted algorithms with consistent and appropriate behavioral assumptions, market prices, and current position data. We also employ a mortgage prepayment model that is independently validated annually. On at least an annual basis, we review the major assumptions and methodologies used in the model, including discounting curves, spreads for discounting, and prepayment assumptions.

Types of Key Market Risks

Market risk can occur in a variety of forms including: yield curve shifts, volatility, basis, and prepayment risk.

•	Yield curve risk reflects the possibility that changes in the level or shape of the yield curve could have asymmetrical effects on our assets and liabilities, potentially creating an adverse effect on our market value of equity and potential earnings. Various methods are employed to measure and evaluate risks from changes in the yield curve.

•	Volatility risk occurs when the changes in volatility of interest rates adversely affect market value. Volatility can be affected by various factors, including the general level of interest rates. Changes in volatility may impact the price of financial positions differently. The volatility risk found in option-embedded mortgage assets can be partially offset through issuing debt with similar call options.

•	Basis risk is the adverse impact of a change in spreads between the rate on an asset and a liability.

•	Prepayment risk arises from the uncertainty about the timing of payments on mortgages. This makes mortgage-based assets particularly sensitive to changes in interest rates. A decline in rates generally results in higher prepayment activity and shortens the duration of mortgage assets. Conversely, rising rates slow prepayment activity, resulting in a lengthening of the assets’ duration. Callable debt, which has an embedded call option owned by our Bank, has an offsetting duration profile to mortgage assets.

Measuring Market Risks

The ability to estimate potential losses that could arise from adverse changes in market conditions is a key element of managing market risk. Each Federal Home Loan Bank determines multiple risk measurement methodologies used to calculate potential market exposure that, in our case, includes measuring duration, duration gaps, convexity, value at risk, market risk metric, and changes in market value of equity. Periodically, stress tests are conducted to measure and analyze the effects that extreme movements in the level of interest rates and the slope of the yield curve would have on our risk position.

Duration

Duration is the weighted-average maturity (typically measured in months or years) of an instrument’s cash flows, weighted by the present value of those cash flows. Duration is also a measure of price volatility. Higher duration, whether positive or negative, indicates greater levels of price volatility. Duration of equity, the net sensitivity of the value of the entire portfolio of financial instruments to changes in interest rates, is a measure of the extent, on average, to which asset and liability cash flows are matched.

Duration measurement is a primary tool used to manage our market risk exposure. Since implementing our capital plan, we are no longer required by Finance Board regulations to operate within a specified duration of equity. Our RMP, as adopted by our board, specifies acceptable ranges for duration of equity, and our exposures are measured and managed against these limits.

Our current RMP calls for duration of equity to be maintained within a range of +six years to –four years under base interest rates. In addition, the duration of equity limit for an instantaneous 200 basis point parallel increase in rates is limited to +seven years. The limit for a negative rate change is calculated under either a 200 basis point instantaneous parallel decrease or, in certain low interest rate environments, at a constrained rate level that produces post-shock Treasury rates no lower than 35 basis points. The effective duration of equity in the negative rate shift is limited to –seven years for a –200 basis point shift. For the constrained down shift, the limit is prorated between –five and –seven years. The following table summarizes the duration of equity levels for our total position.

Effective Duration of Equity Scenarios

	-100 bps	0 bps	+200 bps
March 31, 2005	4.27 years	4.45 years	3.04 years
December 31, 2004	3.36 years	4.87 years	3.02 years
December 31, 2003	3.27 years	3.24 years	2.13 years
December 31, 2002	-0.62 years	-1.60 years	0.04 years

In the instantaneous parallel rate decrease, the shift is –100 basis points, not –200 basis points. This reflects the relatively low level of interest rates, allowing rates to remain positive.

Increases in duration of equity occurred from December 31, 2002, to December 31, 2003, and from December 31, 2003, to December 31, 2004. Duration of equity also increased from December 31, 2004, to March 31, 2005. On December 31, 2002, the ratio of mortgage assets to total assets was 25.5%, while on December 31, 2003, this ratio grew to 29.3%. The ratio of mortgage assets to total assets was 31.2% at December 31, 2004, and 34.3% at March 31, 2005. The duration levels at the end of 2004 and the first quarter of 2005 represent a risk profile that is well within our policy limitations and reflects the growth of mortgage assets on the balance sheet as well as our risk positioning strategy at that time.

Duration Gap

The duration gap is the difference between the effective duration of total assets and the effective duration of liabilities, adjusted for the effect of derivatives. Duration gap is a measure of the extent to which estimated cash flows for assets and liabilities are matched. A positive duration gap signals an exposure to rising interest rates because it indicates that the duration of assets exceeds the duration of liabilities. A negative duration gap signals an exposure to declining interest rates because the duration of assets is less than the duration of liabilities. We monitor duration gap but do not have a policy limit. The table below provides recent quarter-end and year-end duration gaps.

Duration Gap

March 31, 2005	+1.8 months
December 31, 2004	+2.2 months
December 31, 2003	+1.0 month
December 31, 2002	-1.4 months

Convexity

Convexity measures how fast duration changes as a function of interest rate changes. It is important in estimating the non-linear price-yield behavior exhibited by options or option-embedded instruments which is not fully captured by duration alone. Measurement of convexity is important because of the optionality embedded in the mortgage and callable debt portfolios. The mortgage portfolios demonstrate negative convexity given the prepayment option embedded in the underlying mortgage or in the mortgage-backed security. The negative convexity on the mortgage asset is mitigated by the negative convexity of underlying callable debt liabilities. Convexity is routinely reviewed by management and used in developing funding and hedging strategies for acquisition of mortgage-based assets. A primary strategy for managing convexity risk arising from our mortgage portfolio is to issue callable debt. At the end of 2004, callable debt related to mortgage assets as a percentage of the net mortgage portfolio equaled 57.5%. At the end of the first quarter of 2005, callable debt related to mortgage assets as a percentage of the net mortgage portfolio equaled 57.7%.

Market Risk-based Capital Requirement

We are subject to the Finance Board’s risk-based capital regulations. This regulatory framework requires the maintenance of sufficient permanent capital to meet the combined credit risk, market risk, and operations risk requirements. Our permanent capital consists of Class B Stock and retained earnings. The market risk-based capital requirement (“MRBC”) is the sum of two components. The first is the market value of the portfolio at risk from movements in interest rates that could occur during times of market stress. The second component is added when the current market value of total capital is less than 85% of the book value of total capital. This estimation is accomplished through an internal value at risk-based (“VAR”) modeling approach which was approved by the Finance Board before the implementation of our capital plan.

MRBC is primarily based upon historical simulation methodology. The estimation incorporates scenarios that reflect interest rate shifts, interest rate volatility, and changes in the shape of the yield curve. These observations are based on historical information from 1978 to the present. In our application, MRBC is defined as the potential dollar loss from adverse market movements, measured over 120 business day time periods, with a 99.0% confidence interval, based on these historical prices and market rates. MRBC estimates as of the quarter ended March 31, 2005, and the years ended December 31, 2004, 2003, and 2002 are presented below.

Value at Risk

March 31, 2005	$168 million
December 31, 2004	150 million
December 31, 2003	146 million
December 31, 2002	174 million

Changes in Market Value of Equity between Base Rates and Shift Scenarios

We measure changes in the market value of equity based on the current month-end level of rates versus the market value of equity under large parallel rate shifts. This measurement provides information related to the sensitivity of our interest rate position.

Change in Market Value of Equity from Base Rates

	-100 bps	+200 bps
March 31, 2005	+5.3%	-7.1%
December 31, 2004	+5.4%	-6.9%
December 31, 2003	+3.7%	-4.2%
December 31, 2002	-1.3%	+1.1%

Use of Derivative Hedges

We make use of derivatives in hedging our market risk exposures. The primary type of derivative employed is interest rate exchange agreements or swaps. Interest rate swaps increase the flexibility of our funding alternatives by providing specific cash flows or characteristics that might not be as readily available or cost-effective if obtained in the standard debt market. We also use MBS that have not yet been issued, known as TBAs, to hedge mortgage positions. We do not speculate using derivatives and do not engage in derivatives trading. Our primary hedging activities using interest rate swaps are detailed below.

Hedging Debt Issuance

When CO Bonds are issued, we often use the derivatives market to create funding that is more attractively priced than the funding available in the CO market. To reduce funding costs, we may enter into interest rate exchange agreements concurrently with the issuance of COs. A typical hedge of this type occurs when a CO Bond is issued, while we simultaneously execute a matching interest-rate exchange agreement. The counterparty pays a rate on the swap to us, which is designed to mirror the interest rate we pay on the CO Bond. In this transaction we typically pay a variable interest rate, generally LIBOR, that closely matches the interest payments we receive on short-term or variable-rate Advances or investments. This intermediation between the capital and swap markets permits the acquisition of funds by us at lower all-in costs than would otherwise be available through the issuance of simple fixed- or floating-rate COs in the capital markets.

Hedging Advances

Interest rate swaps are also used to increase the flexibility of Advance offerings by effectively converting the specific cash flows or characteristics that the borrower prefers into cash flows or characteristics that may be more readily or cost effectively funded in the debt markets.

Hedging Investments

Some interest rate exchange agreements are executed to hedge investments, usually agency securities. We enter into an interest rate swap for which the fixed rate paid on the swap is offset by the fixed rate received on the security. The effective result is a LIBOR-based floating rate asset that can then be funded with LIBOR-based floating rate debt.

Other Hedges

On an infrequent basis, we act as an intermediary between certain smaller member institutions and the capital markets by executing interest rate exchange agreements with members. We also had an $89 million portfolio of interest rate caps that were purchased several years ago to offset mortgage asset market risk exposure.

The volume of derivative hedges is often expressed in terms of notional principal, which is the amount upon which interest payments are calculated. The following table highlights the notional amounts by type of derivative agreement as of March 31, 2005, and December 31, 2004, 2003, and 2002.

Types of Derivative Agreements

By Notional Principal

($ amounts in millions)

	As of March 31, 2005	As of December 31,
		2004	2003	2002
Debt swaps
Bullet	$4,694	$4,418	$2,130	$1,812
Callable	4,972	5,132	9,127	8,506
Complex	5,642	5,662	4,422	673

Advances swaps
Bullet	11,377	9,650	9,880	8,511
Putable	4,974	5,587	7,279	9,154
Complex	3	3	525	525

GSE investments swaps	974	1,082	1,082	1,430
Member swaps/Intermediaries	0	40	80	80
Interest rate caps	0	0	89	91
MBS swaps	83	90	101	116
TBA hedges	1,292	1,030	203	267

Total	$34,011	$32,694	$34,918	$31,165

The above table includes interest rate swaps, interest rate caps, and TBA MBS hedges. Complex swaps include, but are not limited to, step-up and range bonds. The level of different types of swaps is contingent upon and tends to vary with, balance sheet size, Advances demand, and consolidated debt issuance levels. The table below provides further detail of the fair values of hedge instruments. All hedges are recorded at fair value on the Statement of Condition. Statistical measurements of the effectiveness of each interest rate swap hedge are made at least quarterly.

The table below presents derivative instruments by hedged instrument as of March 31, 2005.

Derivative Instruments by Hedged Instrument

Accrued Interest Excluded from the Fair Value

As of March 31, 2005

($ amounts in millions)

	March 31, 2005
	Total Notional	Estimated Fair Value
Advances
Fair value hedges	$16,354.2	$(19.1)

Total	16,354.2	(19.1)

Investments
Fair value hedges	973.5	(45.1)
Economic hedges	82.6	(2.4)

Total	1,056.1	(47.5)

MPP loans
Fair value hedges	1,238.3	6.9
Economic hedges	25.0	—
Economic (stand-alone delivery commitments)	28.6	—

Total	1,291.9	6.9

COs-Bonds
Fair value hedges	15,223.5	(235.4)
Economic hedges	85.0	(.1)

Total	15,308.5	(235.5)

Intermediary positions
Intermediaries	—	—

Total	—	—

Total notional and fair value	$34,010.7	$(295.2)

Total derivatives excluding accrued interest		$(295.2)
Accrued interest		28.4

Net derivative balance		$(266.8)

Net derivative asset balance		$56.6
Net derivative liability balance		(323.4)

Net derivative balance		$(266.8)

The table below presents derivative instruments by hedged instrument as of December 31, 2004, 2003, and 2002.

Derivative Instruments by Hedged Instrument

Accrued Interest Excluded from the Fair Value

As of December 31,

($ amounts in millions)

	2004		2003		2002
	Total Notional	Estimated Fair Value	Total Notional	Estimated Fair Value	Total Notional	Estimated Fair Value
Advances
Fair value hedges	$15,239.8	$(287.6)	$17,683.2	$(884.8)	$18,190.1	$(1,454.0)

Total	15,239.8	(287.6)	17,683.2	(884.8)	18,190.1	(1,454.0)

Investments
Fair value hedges	1,082.3	(69.4)	1,082.3	(108.6)	1,429.8	(188.1)
Economic hedges	90.0	(4.0)	101.5	(8.9)	115.8	(12.5)

Total	1,172.3	(73.4)	1,183.8	(117.5)	1,545.6	(200.6)

MPP loans
Fair value hedges	620.0	(1.0)	151.8	(1.8)	267.2	(3.2)
Economic hedges	204.0	(.1)	25.9	(.4)	—	—
Economic (stand-alone delivery commitments)	206.0	(.1)	25.1	0.0	—	—

Total	1,030.0	(1.2)	202.8	(2.2)	267.2	(3.2)

COs-Bonds
Fair value hedges	15,212.1	(121.7)	15,678.9	(39.5)	10,991.6	165.2
Economic hedges	0	0	89.0	0.0	91.0	0.0

Total	15,212.1	(121.7)	15,767.9	(39.5)	11,082.6	165.2

Intermediary positions
Intermediaries	40.0	0.0	80.0	0.0	80.0	0.0

Total	40.0	0.0	80.0	0.0	80.0	0.0

Total notional and fair value	$32,694.2	$(483.9)	$34,917.7	$(1,044.0)	$31,165.5	$(1,492.6)

Total derivatives excluding accrued interest		$(483.9)		$(1,044.0)		(1,492.6)
Accrued interest		(.3)		(27.7)		(9.5)

Net derivative balance		$(484.2)		$(1,071.7)		$(1,502.1)

Net derivative asset balance		$1.7		$5.7		$32.8
Net derivative liability balance		(485.9)		(1,077.4)		(1,534.9)

Net derivative balance		$(484.2)		$(1,071.7)		$(1,502.1)

ITEM 3.	PROPERTIES.

We own an office building containing approximately 117,000 square feet of office and storage space at 8250 Woodfield Crossing Boulevard, Indianapolis, Indiana, of which we use approximately 70,000 square feet. We lease the remaining 47,000 square feet to various tenants. We also maintain a leased off-site backup facility.

In the opinion of management, the physical properties of the Bank are suitable and adequate. All of our properties are insured at full replacement cost. In the event we were to need more space, our lease terms with tenants provide the ability to move tenants to comparable space at other locations at our cost for moving and outfitting any replacement space to meet our tenants’ needs.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth the beneficial ownership of our Class B Stock as of April 30, 2005, by each member that owns beneficially more than 5% of the outstanding shares of Class B Stock. Each member named has sole voting and investment power over the shares that member beneficially owns.

Name and Address of Member	Amount of Shares Owned	% of Outstanding Shares of Class B Stock
Standard Federal Bank N.A. – Troy, Michigan	361,500,900	17.16%
Flagstar Bank, FSB – Troy, Michigan	252,681,300	12.00%
Fifth Third Bank – Grand Rapids, Michigan	210,258,900	9.98%

Total	824,441,100	39.14%

Many of our directors are officers and/or directors of our financial institution members. The following table sets forth the financial institution members that have one of its officers and/or directors on our board of directors.

Name of Member	Director Name	Amount of Shares Owned by Member	% of Outstanding Shares of Class B Stock
Thumb National Bank & Trust	Paul C. Clabuesch	1,012,600.05%
Community Bank	Charles L. Crow	517,800.02%
Sand Ridge Bank	Claude E. Davis	8,013,300.38%
Fidelity FSB	Claude E. Davis	1,495,100.07%
American Trust FSB	Robert F. Fix	1,472,500.06%
First Bank Richmond, N.A	Robert F. Fix	9,800,200.47%
Mason State Bank	Timothy P. Gaylord	2,641,600.13%
Union Federal Bank of Indianapolis	Vincent J. Otto	63,611,700	3.02%
Mercantile Bank of West Michigan	Michael H. Price	7,094,900.34%
Springs Valley Bank & Trust Company	Ronald G. Seals	2,422,700.12%
Firstbank	Thomas R. Sullivan	965,200.05%
Firstbank – Alma	Thomas R. Sullivan	1,641,200.08%
Firstbank – Lakeview	Thomas R. Sullivan	1,576,800.07%
Firstbank – St. Johns	Thomas R. Sullivan	126,000.01%
Firstbank – West Branch	Thomas R. Sullivan	1,159,000.05%
Macatawa Bank	Ray D. Tooker	12,488,200.59%

Total		116,038,800	5.51%

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS.

Board of Directors

Our directors are listed in the table below. Each director who is newly elected or appointed serves a term of three years, and elected directors may not serve more than three consecutive full terms. Appointed directors may be reappointed at the discretion of the Finance Board. Currently, we have two vacant director positions for directors that are appointed by the Finance Board.

Name	Age	Director Since	Term Expires	Appointed or Elected (State)
Paul C. Clabuesch	56	1/01/2003	12/31/2005	Elected (MI)
Charles L. Crow	61	1/01/2002	12/31/2007	Elected (IN)
Tarik S. Daoud	67	1/29/2003	12/31/2005	Appointed (MI)
Claude E. Davis	43	1/01/2004	12/31/2006	Elected (IN)
Robert F. Fix	57	1/01/1999	12/31/2005	Elected (IN)
Valde Garcia	45	4/01/2002	12/31/2006	Appointed (MI)
Timothy P. Gaylord	49	1/01/2005	12/31/2007	Elected (MI)
Robert T. Grand	49	10/08/2003	12/31/2005	Appointed (IN)
Teresa S. Lubbers	53	1/01/2004	12/31/2006	Appointed (IN)
Vincent J. Otto	45	1/01/2004	12/31/2006	Elected (IN)
Michael H. Price	47	1/01/2005	12/31/2007	Elected (MI)
Ronald G. Seals	66	1/01/2003	12/31/2005	Elected (IN)
Thomas R. Sullivan	54	1/01/2004	12/31/2006	Elected (MI)
Ray D. Tooker	60	1/01/2005	12/31/2007	Elected (MI)

Except as otherwise indicated, for at least the last five years, each director has been engaged in his or her principal occupation described below:

Paul E. Clabuesch is the Chairman, President, and Chief Executive Officer of Thumb Bancorp, Inc., a bank holding company, and Thumb National Bank and Trust, located in Pigeon, Michigan. Mr. Clabuesch also serves as the Chairman of the Board of Trustees of Scheurer Hospital, Pigeon, Michigan, and has served on that board since 1975.

Charles L. Crow is the Chairman, President, and Chief Executive Officer of Community Bank, Noblesville, Indiana, and Chairman of Community Bancshares, Inc., a bank holding company in Noblesville, Indiana. Mr. Crow is also the Chair-elect of the Indiana Bankers Association.

Tarik S. Daoud is the Chairman and President of Al Long Ford, Inc., an automobile dealership in Warren, Michigan.

Claude E. Davis is the President and Chief Executive Officer of First Financial Bancorp, a bank holding company in Hamilton, Ohio, and has served since October 2004. During that time, he also has been a director of Sand Ridge Bank, a state-chartered subsidiary of First Financial, located in Schererville, Indiana. From May 2003 to October 2004, Mr. Davis served as Senior Vice President of Irwin Financial Corporation, a bank holding company in Columbus, Indiana, and director of the following subsidiaries: Irwin Bank and Trust Company, Irwin Commercial Finance, Irwin Business Finance, and Irwin Franchise Capital. Mr. Davis was the President and Chief Executive Officer of Irwin Union Bank and Trust from 1996 through April 2003.

Robert F. Fix, PhD. is the President and Chief Executive Officer of Richmond Mutual Bancorporation, a bank holding company in Richmond, Indiana. Mr. Fix has also served as a director of ProCentury Corporation, a publicly traded insurance holding company since October 2002.

Valde Garcia has served as a state senator for the State of Michigan since 2001 and as a state representative from 1999—2001. Mr. Garcia is also a Colonel in the Michigan Army National Guard.

Timothy P. Gaylord is the President and Chief Executive Officer of Capital Directions, Inc., a bank holding company in Mason, Michigan, and Mason State Bank.

Robert T. Grand is the managing partner in the Indianapolis, Indiana, office of the law firm Barnes & Thornburg. Mr. Grand was appointed to complete the term of Shirley Johnson, who was appointed by the Finance Board in January 2003 but was unable to serve.

Teresa S. Lubbers is a state senator for the State of Indiana. Ms. Lubbers is also the owner of Capitol Communications, a public relations firm in Indianapolis, Indiana.

Vincent J. Otto has served as the Executive Vice President and Chief Financial Officer of Waterfield Mortgage Company, a mortgage origination and servicing company headquartered in Fort Wayne, Indiana, and Union Federal Bank, Indianapolis, Indiana, since 2000. Mr. Otto is also a certified public accountant.

Michael H. Price is the President and Chief Executive Officer and a Director of Mercantile Bank of West Michigan and President, Chief Operating Officer, and Director of its bank holding company, Mercantile Bank Corporation, Grand Rapids, Michigan. Mr. Price also serves on the Board of Directors of the Kent County Habitat for Humanity, and the Kent County Community Mental Health Association.

Ronald G. Seals is the President and Chief Executive Officer of Springs Valley Bank and Trust in Jasper, Indiana.

Thomas R. Sullivan has served as the President and Chief Executive Officer of FirstBank Corporation, a bank holding company in Alma, Michigan, since 2000. Mr. Sullivan has also served as President and Chief Executive Officer of FirstBank (Mt. Pleasant), a state bank subsidiary located in Mt. Pleasant, Michigan, since 1991.

Ray D. Tooker is the Senior Vice President of Macatawa Bank, located in Holland, Michigan.

Executive Officers

Our executive officers are listed in the table below. Each officer serves a term of office of one calendar year or until the election and qualification of his or her successor; with the provision, however, that pursuant to the Bank Act, our board may dismiss any officer at any time.

Except for Douglas J. Iverson, each officer has been employed in the principal occupation listed below for at least five years.

Name	Age	Position
Martin L. Heger*	60	President-Chief Executive Officer
Milton J. Miller, II	49	Senior Vice President-Chief Financial Officer
Michael R. Barker	43	Senior Vice President-Director of Internal Audit
Vincent A. Cera	57	Senior Vice President-Information Systems and Operations
Brian K. Fike	47	Senior Vice President-Corporate Planning & Business Development
Douglas J. Iverson**	55	Senior Vice President-Mortgage Purchase Program
Paul J. Weaver	44	Senior Vice President-Controller
Jonathan R. West	48	Senior Vice President, General Counsel and Corporate Secretary

*	Martin L. Heger is also the Vice Chairman of the Board of Pentegra Retirement Services, a not-for-profit cooperative that is a national provider of full-service community bank retirement programs. He is a member of the Bank Presidents’ Conference of the FHLB System and also serves on the Executive Committee of the Council of Federal Home Loan Banks, a non-profit trade association of the Federal Home Loan Banks.

**

Douglas J. Iverson was named Senior Vice President of the MPP on May 20, 2005. Previously, he served as Mortgage Purchase Manager from January 2005 to May 2005. Prior to his employment with our Bank, Mr. Iverson served as Executive Vice President, Retail/Mortgage for Fifth Third Bank, which is headquartered in Cincinnati,

Ohio, from 2000 to 2005. He served as Chief Executive Officer of AmeriBank in Holland, Michigan, from 1995 to 2000.

ITEM 6.	EXECUTIVE COMPENSATION.

Summary of Compensation Information

The following table sets forth all compensation earned for the three fiscal years ended December 31, 2004, by our Chief Executive Officer and each of the four other most highly paid executive officers who were serving as executive officers at the end of 2004 (collectively, the “Named Executive Officers”). Annual compensation includes amounts deferred at the election of the executive officer.

Annual Compensation

Name and Principal Position	Year Earned	Salary	Bonus	All Other Compensation (1)(2)(3)
Martin L. Heger President - Chief Executive Officer	2004 2003 2002	$496,158 472,524 450,008	$320,419 353,141 352,933	$36,911 35,313 33,002

Milton J. Miller II Senior Vice President- Chief Financial Officer	2004 2003 2002	280,280 266,916 247,130	126,703 139,636 135,674	25,291 24,119 23,291

Jonathan R. West Senior Vice President- General Counsel and Corporate Secretary	2004 2003 2002	233,974 224,952 216,170	105,770 117,683 118,973	23,457 22,002 21,612

Vincent A. Cera Senior Vice President- Information System and Operations	2004 2003 2002	203,346 195,520 188,344	91,925 102,285 103,400	21,065 14,237 18,447

Brian K. Fike Senior Vice President- Corporate Planning and Business Development	2004 2003 2002	167,596 156,624 150,878	75,763 81,937 82,832	18,678 17,798 17,473

Douglas J. Iverson(4) Senior Vice President- Mortgage Purchase Program	2004 2003 2002	— — —	— — —	— — —

(1)	Represents contributions or other allocations made to qualified and/or non-qualified vested and unvested defined contribution plans. The dollar value of premiums paid for group term life insurance is not reported because the plans under which these benefits are provided do not discriminate in scope, terms, or operation in favor of executive officers or directors and are available generally to all salaried employees.

(2)	Also includes taxable fringe benefits such as company-provided vehicles and spousal travel.

(3)	Of these amounts, contributions to the FITP and SETP plans each constituted more than 25% of the total for all other compensation for each year. For Mr. Heger, the amounts for the SETP were $19,780, $17,140, and $19,326 for 2004, 2003, and 2002, respectively and for the FITP were $9,989, $11,212, and $7,674 for 2004, 2003, and 2002, respectively. For Mr. Miller, the amounts for the SETP were $4,894, $4,208, and $3,789 for 2004, 2003, and 2002, respectively and for the FITP were $11,923, $11,807, and $11,039 for 2004, 2003, and 2002, respectively. For Mr. West, the amounts for the SETP were $2,496, $1,716, and $3,561 for 2004, 2003, and 2002, respectively and for the FITP were $11,542, $11,781, and $9,442 for 2004, 2003, and 2002, respectively. For Mr. Cera, the amounts for the SETP were $1,326, $1,092, and $780 for 2004, 2003, and 2002, respectively and for the FITP were $10,875, $10,639, and $10,521 for 2004, 2003, and 2002, respectively For Mr. Fike, the amounts for the SETP were $721, $541, and $540 for 2004, 2003, and 2002, respectively and for the FITP were $10,056, $9,397, and $9,053 for 2004, 2003, and 2002, respectively.

(4)	Mr. Iverson was hired in January 2005 as Vice President and Manager of the MPP. He was promoted to Senior Vice President – MPP on May 20, 2005. If he had been in this position in 2004, he would have been included in this table.

We provide the following employee benefit plans:

•	the Financial Institutions Retirement Fund (“FIRF”), a tax-qualified defined benefit plan;

•	the Financial Institutions Thrift Plan (“FITP”), a tax-qualified defined contribution plan;

•	the Supplemental Executive Retirement Plan (“SERP”), a non-qualified defined-benefit plan; and

•	the Supplemental Executive Thrift Plan (“SETP”), a non-qualified defined-contribution plan.

The SERP and SETP ensure, among other things, that participants receive the full amount of benefits to which they would have been entitled under their defined benefit and defined contribution plans in the absence of limits on benefits levels imposed by the Internal Revenue Service. The matching employer contributions that we make are included in the “All Other Compensation” column in the previous table.

The following table shows estimated annual benefits payable from FIRF and SERP combined upon retirement at age 65 and calculated in accordance with the formula currently in effect for specified years-of-service and remuneration classes for our executive officers participating in both plans.

Executive Pension Plan

	Years of Service
Remuneration	15	20	25	30
$300,000	112,500	150,000	187,500	225,000
$400,000	150,000	200,000	250,000	300,000
$500,000	187,500	250,000	312,500	375,000
$600,000	225,000	300,000	375,000	450,000
$700,000	262,500	350,000	437,500	525,000
$800,000	300,000	400,000	500,000	600,000
$900,000	337,500	450,000	562,500	675,000

•	Formula: FIRF (and SERP) Benefit = 2.5% x years of benefit service x high three-year average compensation. Benefit service begins one year after employment.

•	Compensation covered includes salary, bonus, and any other compensation that is reflected on the IRS Form W-2 (exclusive of any compensation deferred from a prior year).

•	Credited years of service at December 31, 2004, for the Named Executive Officers are: Mr. Heger (23), Mr. Miller (24), Mr. West (18), Mr. Cera (23), Mr. Fike (21).

•	The regular form of retirement benefits provides for payment choices of a lump sum payment, annual installments, or a combination of lump sum and annual payments. The benefits due from the SERP and SETP are first paid out of a rabbi trust that we have established, and to the extent insufficient, then out of general assets.

Agreements with Certain Executive Officers

During 2001, we implemented a key employee severance agreement for Mr. Heger. Under the terms of the agreement, if a termination occurs under certain circumstances, Mr. Heger is entitled to 2.99 times the average of his three preceding years’ base salary, bonus, and other cash compensation, salary deferrals, and matching contributions to the qualified and non-qualified plans, compensation for the loss of the use of a company vehicle, continued medical and dental plan coverage, and a gross-up amount to cover his increased tax liability. In addition, we implemented key employee severance agreements for the other Executive Officers. Under the terms of each of these agreements, if termination occurs due to certain change in control events set forth in the agreements, the executive officer is entitled to 2.99 times the average of the three preceding years’ base salary, bonus, and other cash compensation, salary deferrals, and matching contributions to the qualified and non-qualified plans, compensation for the loss of the use of a company vehicle, continued medical and dental plan coverage, and a gross-up amount to cover the increased tax liability. The Annual Compensation table provided under “Summary of Compensation Information” herein gives the current three-year amounts that would be used in the calculation of the severance payment due under these agreements, except for the cost of medical and dental plan coverage and the gross up for increased tax liability.

The board’s human resources committee advises our board on various human resources issues, including equal employment opportunities, prevention of discrimination, selection of officers, and compensation of directors, officers, and employees. The committee also makes recommendations on the major benefit programs we offer. In addition, the committee is charged with recommending the elements of the CEO evaluation policy.

Compensation of Directors

In accordance with the Finance Board’s regulations and amendments to the Bank Act contained in the GLB Act, we have established a formal policy governing the compensation and travel reimbursement provided to our directors. Under this policy, compensation is comprised of quarterly fees, which are subject to an annual cap set by the Finance Board. The fees compensate directors for time spent reviewing materials sent to them on a periodic basis; for preparing for meetings; for actual time spent attending the meetings of our board or its committees; and for participating in any other activities, such as attending new director meetings and director meetings called by the Finance Board, attending our annual strategic planning retreat, customer appreciation events, and conferences or seminars. Directors are permitted to defer any or all of their director fees under a Director Deferred Compensation Plan. Directors are also reimbursed for reasonable Bank-related travel expenses. Total directors’ fees and other travel expenses paid during 2004, 2003, and 2002, were $531,000 at December 31, 2004; $524,000 at December 31, 2003; and $485,000 at December 31, 2002. The following table sets forth the quarterly fees and the annual caps established for 2004 and 2005.

  2004

	Quarterly Fee	Annual Cap
Chair	$6,851.25	$27,405.00
Vice-chair	5,481.00	21,924.00
Other directors	4,110.75	16,443.00

  2005

	Quarterly Fee	Annual Cap
Chair	$7,091.00	$28,364.00
Vice-chair	5,673.00	22,692.00
Other directors	4,254.75	17,019.00

The directors are paid the above quarterly amounts for all board service, including attendance at board meetings, subject to reduction as follows. Board fees are reduced by $300 for each board or committee meeting missed. For consecutive day meetings, a director’s fees can be reduced by no more than $900 for missing the first day of board and committee meetings and no more than $300 for each consecutive day thereafter.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

We are a cooperative institution and owning shares of our Class B Stock is generally a prerequisite to transacting business with us. As such, we are wholly-owned by financial institutions that are also our customers (with the exception of a small number of shares held by former members, or their legal successors, in the process of redemption). In addition, the majority of our directors are elected by our members, and we conduct our business almost exclusively with our members. Therefore, in the normal course of business, we extend credit to members with officers or directors that may serve as our directors on market terms that are no more favorable to them than comparable transactions with other members. We do not loan money to or conduct other business transactions with our executive officers or any of our other officers or employees. Executive officers may obtain loans under certain employee benefit plans but only on the same terms and conditions as are applicable to all employees that participate in such plans.

ITEM 8.	LEGAL PROCEEDINGS.

We are unaware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which any of our properties is subject.

ITEM 9.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

No Trading Market

Our Class B Stock is not publicly traded, and there is no established market for such stock. Members may be required to purchase additional shares of Class B Stock from time to time in order to meet minimum investment requirements under our Capital Plan (“Capital Plan”), which was implemented on January 2, 2003, in accordance with provisions of the GLB Act amendments to the Bank Act and Finance Board regulations. See “Description of Registrant’s Securities to be Registered.” Our Class B Stock may be redeemed, at par value of $100 per share, five years after we receive a written redemption request by a member, subject to regulatory limits and to the satisfaction of any ongoing stock investment requirements applying to the member. We may repurchase shares held by members in excess of their required holdings at our discretion at any time.

None of our capital stock is registered under the 1933 Act, and purchases and sales of stock by our members are not subject to registration under the 1933 Act.

Number of Members

As of April 30, 2005, we had 436 members and 2,106,343,700 shares of Class B Stock issued and outstanding.

Dividends

We paid quarterly cash and stock dividends during the first quarter of 2005 and for fiscal years 2004 and 2003, on a per share basis, as set forth in the following tables.

2005 Dividend Table

B-1 Stock
Quarter 1	$1.06

2004 Dividend Table

B-1 Stock
Quarter 1	$1.25
Quarter 2	1.13
Quarter 3	1.13
Quarter 4	1.06

There were no B-2 dividends paid during 2004 as all B-2 stock has been reclassified to mandatorily redeemable capital stock in the Statement of Conditions with the adoption of SFAS 150 as of January 1, 2004.

2003 Dividend Table

	B-1 Stock	B-2 Cash	Capital Stock Cash
Quarter 1	$—	$—	$1.44
Quarter 2	1.38	—	—
Quarter 3	1.25	1.00	—
Quarter 4	1.25	1.00	—

We anticipate paying comparable dividends in the future. Dividends may be paid in cash or capital stock as authorized by our board. The dividends for the first quarter of 2005 and for the fiscal year 2004 were paid in capital stock with fractional B-1 shares and all dividends on B-2 shares paid in cash only. We expect to continue this practice in future quarters. We may pay dividends on our Class B Stock only out of our retained earnings or our current net earnings. Generally, our board has discretion to declare or not declare dividends and to determine the rate of any dividend declared. However, we may not declare or pay a dividend if, after paying the dividend, we would fail to meet any of our capital requirements. We also may not declare any dividend when we are not in compliance with all of our capital requirements or if we determine that the dividend would create a safety and soundness issue for the Bank. Further, payment of dividends may be impacted as to both timing and amount by the provisions of the Bank’s retained earnings policy.

Because our Class B Stock may only be owned by institutions, not individuals, we do not have equity compensation plans.

ITEM 10.	RECENT SALES OF UNREGISTERED SECURITIES.

Not Applicable

ITEM 11.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

The terms of the Bank’s Class B stock are interwoven with our capital requirements and with the terms of our Capital Plan, which became effective on January 2, 2003. The Capital Plan is attached as Exhibit 4.1 and is available on our website at www.fhlbi.com. Summaries of the capital requirements and of relevant portions of the Capital Plan are provided after the description of the material terms of the Class B Stock that follows in order to aid the reader in understanding the background of the Class B Stock.

Description of Class B Stock

We only have one class of capital stock, Class B Stock, which is authorized, issued, and outstanding. The Class B Stock is issued under our Capital Plan, which was approved by the Finance Board on July 10, 2002, amended on October 9, 2002, and implemented on January 2, 2003. The Class B Stock has a par value of $100 per share and may be issued, redeemed, and repurchased only at par value. The Class B Stock is held in book-entry form only and is transferable only upon our written approval, which we may withhold in our sole discretion.

The Class B Stock has two subseries, Class B-1 and Class B-2. We are authorized, under our Capital Plan, to issue additional Class B-1 Stock, at par value of $100 per share, to our members from time to time. Participation in offerings of Class B-1 Stock are voluntary on the part of our members, on terms and conditions to be determined by our board, but such offerings may not discriminate in favor of or against any member.

Terms Relating to Class B Stock

Conversion

Shares of Class B-1 Stock are converted into shares of Class B-2 Stock in the event that any of the following four conditions apply:

•	if a member withdraws from membership;

•	the member is the non-surviving entity in a merger;

•	if a financial institution’s membership is terminated involuntarily or as a result of a relocation; or

•	if the stock becomes subject to a redemption request by a member;

while the stock is needed to meet the member’s stock requirement, as more fully described below.

The only difference between the Class B-1 Stock and the Class B-2 Stock is that the dividend rate for the Class B-2 Stock is lower than the dividend rate for the Class B-1 Stock.

Liquidation Rights

Subject to the authority of the Finance Board governing liquidations, if the Bank liquidates, following the retirement of all of our outstanding liabilities to our creditors, all shares of Class B Stock must be redeemed at par value, or if sufficient funds are not available to accomplish the redemption in full of the Class B Stock at par value, then such redemption will occur on a pro rata basis among all holders of the Class B Stock. Following the redemption in full of all Class B Stock, any remaining assets will be distributed to the holders of Class B Stock in the proportion that each member’s shares of Class B Stock bears to the total Class B Stock outstanding immediately prior to such liquidation.

Effect of Consolidation or Merger

In the event we consolidate or merge with another Federal Home Loan Bank, our members will become members of the surviving Federal Home Loan Bank. In such event, our members will either have their existing shares of Class B Stock converted into equivalent stock in the surviving Federal Home Loan Bank, or they will receive such other consideration as is provided in any plan of merger or consolidation or in any lawful order of the Finance Board. If another Federal Home Loan Bank is merged into us, and we are the surviving Federal Home Loan Bank, members of the non-surviving Federal Home Loan Bank will immediately become our members and the outstanding stock of the non-surviving Federal Home Loan Bank will be converted into shares of Class B Stock, or they will receive such other consideration as is provided in any plan of merger or as provided in any lawful order of the Finance Board.

Transfer of Stock

Shares of Class B Stock of a member held in excess of the amount the member needs to meet its membership and activity-based investment requirements (“Excess Stock”) may be transferred to another member only upon our prior written approval, which may be withheld in our sole discretion. Such transfers must be made at par value and are effective upon being recorded in our stock records. Transferred shares that were subject to a notice of redemption will have the notice automatically cancelled upon the transfer, but no cancellation fee will be charged.

Voting Rights

All members holding shares of Class B Stock are entitled to vote for the election of directors pursuant to Finance Board regulations establishing the election procedure. Directors are elected by members in Indiana and Michigan separately as determined by the Finance Board in its allocation of guaranteed and non-guaranteed elective director seats per state. Each state has a certain number of seats guaranteed by statute. Non-guaranteed seats can be added or taken away by the Finance Board based upon increases or decreases in the amount of outstanding stock required to be held by the members in each state. The stock required to be held (“Stock Requirement”) by each member is the amount that the member must hold, based on its total of mortgage assets held (“Total Mortgage Assets”) and the amount (“Activity-based Stock Requirement”) needed to support Advances and other credit products used (“Activity-based Assets”). In the election of directors, members have one vote for each share of stock they hold to meet their Stock Requirement but are subject to caps on the number of shares they can vote, based upon the average number of shares of stock that are required to be held by all members in the applicable state. Members are not entitled to vote any shares of Excess Stock in the election of directors. The stock calculations required to determine the amount of shares eligible to be voted in each election are based upon each member’s stock holdings on December 31 of the prior year. Elections are determined by a majority of votes cast, and cumulative voting is not permitted. With respect to any matters, other than the election of directors, which must be submitted to members for a vote, each member has one vote for each share of Class B Stock held by that member.

Liability for Capital Assessments

We may increase the minimum Stock Requirement of members:

•	within certain ranges specified in the Capital Plan; and

•	outside such ranges with approval from the Finance Board.

This increase could result in a member being required to purchase additional stock or reduce its volume of activity in order to come into compliance with the new requirements. The failure of a member to comply with the new requirements would result in the member’s access to products and services being suspended until the requirements are met, and failure to comply within ten business days may lead to the possible termination of its membership.

Dividends

Dividends may, but are not required to, be paid on our Class B Stock. Historically, the board has declared dividends quarterly since the first quarter of 1986. Dividends, if declared, may be paid in either cash or stock, or a combination thereof. Dividends on the Class B-2 Stock are equal to 80% of any declared dividend on the Class B-1 Stock. The amount of the dividend to be paid is based on the average number of shares of each type held by the member during the quarter.

No dividend may be declared or paid if we are or would be, as a result of such payment, in violation of our minimum capital requirements. Moreover, we may not pay dividends if any principal or interest due on COs issued to provide funds to us has not been paid in full, or under certain circumstances, if we fail to satisfy liquidity requirements under applicable Finance Board regulations. Dividends are non-cumulative and, if declared, are paid only from current net earnings or retained earnings and are subject to the application of our retained earnings policy.

Redemption and Repurchase

Class B Stock is redeemable upon written notice from the member, subject to certain restrictions discussed below after a period of five years (“Redemption Period”) from the date of such notice. If a member at any time holds Excess Stock, we may, in our discretion, repurchase such Excess Stock at par value upon fifteen days’ notice to the member. A member may identify, by date of acquisition, which shares of Excess Stock that we will repurchase, as more particularly described below. A member may also request that we repurchase Excess Stock, resulting from the receipt of stock dividends or otherwise, in accordance with existing policies of our board; however, our board retains the discretion as to whether or not to repurchase shares of Excess Stock from a member.

A member may file a written request for us to redeem all or part of its stock. The Redemption Period will commence on the date of our receipt of the written notice. The redemption notice must identify the specific shares of Class B Stock that are to be redeemed by date of acquisition and amount. If the redemption notice fails to identify the particular shares to be redeemed, the member is deemed to have requested redemption of the most recently acquired shares that are not already subject to a pending redemption request. At the end of the Redemption Period, only stock of the member that has been held for at least five years and that is then Excess Stock can be used to fill the redemption request. A member may not have more than one notice of redemption outstanding at one time for the same shares of Class B Stock.

If a redemption request is filed with respect to the Excess Stock of a member, the member may cancel the redemption request at any time without penalty. If a member files a request to redeem stock that is required to meet the member’s Stock Requirement, the stock is immediately converted to Class B-2 Stock and receives the lower dividend until (a) the stock is redeemed, (b) the redemption notice is cancelled, or (c) the stock is no longer needed as part of the member’s Stock Requirement and becomes Excess Stock. If the stock becomes Excess Stock during the Redemption Period, it will be reconverted to Class B-1 Stock until it is redeemed or until it is needed again by the member to meet its Stock Requirement. If the redemption notice is cancelled, the member pays a $500 redemption cancellation fee and the stock is reconverted to Class B-1 Stock.

At the end of the Redemption Period, the member receives the par value of the stock being redeemed, unless the stock is still needed to support the member’s Stock Requirement. All outstanding Activity-based Assets that are supported by the stock subject to the redemption request must be paid in full before the stock will be redeemed. If a member is unable to meet its Stock Requirement within five business days of the end of the Redemption Period, the redemption request is automatically cancelled as to the amount of stock needed to meet the member’s Stock Requirement, and the $500 redemption cancellation fee is automatically applied. Any shares of Excess Stock included in the redemption request will be redeemed.

Further, we will not redeem any stock, (notwithstanding the expiration of the Redemption Period), or repurchase any stock, if

•	we are not in compliance with each of our capital requirements,

•	if the redemption or repurchase would cause us to fail to meet our capital requirements, or

•	absent approval of the Finance Board, if we determine or the Finance Board determines that we have incurred or are likely to incur losses that will result in a charge against our capital.

We also may, subject to certain conditions, suspend redemptions of Class B Stock if we reasonably believe that continued redemption of stock (1) would cause us to fail to meet our minimum capital requirements; (2) would prevent us from maintaining adequate capital against potential risk that may not be adequately reflected in our minimum capital requirements; or (3) would otherwise prevent us from operating in a safe and sound manner. During the period of any such suspension of redemptions, we may not repurchase any stock without the approval of the Finance Board and may be required by the Finance Board to re-institute the redemption of Class B Stock. In addition, if we reasonably determine that the stock subject to redemption must be maintained as collateral for a member’s then outstanding obligations, we may redeem the stock but will maintain the proceeds in a collateral account until they are no longer needed as collateral.

If, at any time, the Redemption Period for stock owned by more than one member has expired, either with respect to stock subject to a redemption notice or stock of a terminated member, and if the redemption of such stock would cause us to fail to be in compliance with any of our minimum capital requirements, then we will fulfill such redemptions as we are able to accomplish from time to time. In that event, we would begin with such redemptions as to which the redemption period expired on the earliest date and fulfill such redemptions relating to that date on a pro rata basis from time to time until fully satisfied. Thereafter, we would fulfill such redemptions as to which the redemption period expired on the next earliest date in the same manner, and continue in that order until all of such redemptions as to which the redemption period has expired have been fulfilled.

If a member has one or more redemption requests outstanding at a time when we choose to repurchase Excess Stock, we will first repurchase the most recently acquired shares of Class B Stock of a member that are Excess Stock and that are not subject to a redemption request, followed by Excess Stock that is subject to a redemption request that has been outstanding for the shortest period of time. Then, to the extent necessary, we will repurchase Excess Stock that is subject to a redemption request that has been outstanding for the next shortest period of time and continue in that order, to the extent necessary, until the member no longer has any Excess Stock, or we have repurchased all of the Excess Stock of the member that we had intended to repurchase.

Any stock that we redeem or repurchase will be retired and will no longer be deemed to be outstanding stock. We have received redemption notices with respect to Excess Stock held by three members. Further, there are five former members that have automatic redemption notices in effect as a result of mergers with non-member surviving institutions. The stock of the non-members will be redeemed at the end of the Redemption Period, provided that the former member, or its legal successor, no longer has any outstanding obligations to us.

Withdrawal or Termination of Membership

Any member may voluntarily withdraw from membership upon written notice to us. Further, an institution’s membership may be involuntarily terminated in accordance with regulations of the Finance Board in effect from time to time, or its membership may be terminated (a) by operation of law if it is the non-surviving entity in a consolidation or merger with a non-member, another member of the Bank, or an institution outside our district, or (b) if it relocates outside our district.

Any member that withdraws from membership or that has had its membership terminated may not be readmitted as a member of any Federal Home Loan Bank for a period of five years from the date membership was terminated and all of the member’s stock was redeemed or repurchased. A transfer of membership without interruption between two Federal Home Loan Banks will not constitute a termination of membership.

Pursuant to Finance Board regulations, no member may withdraw from membership unless, on the date the membership is to terminate, there is in effect a certification from the Finance Board that the withdrawal of a member will not cause the FHLB System to fail to satisfy its requirement to contribute toward the interest payments owed on the REFCORP obligations.

Redemptions of stock of a withdrawing or terminated member will occur in accordance with the redemption provisions discussed in the previous section. However, a voluntarily withdrawing member may continue to do business with the Bank during the Redemption Period of the stock held by the member at the time of its notice of withdrawal. If such business requires that member to purchase additional stock, different Redemption Periods will apply to the newly purchased stock.

Capital Requirements and the Capital Plan

Regulatory Capital Requirements

The GLB Act amendments require that each Federal Home Loan Bank maintain permanent capital and total capital in sufficient amounts to comply with specified, minimum risk-based capital and leverage capital requirements.

•	Permanent capital is defined as the amount we receive for our Class B Stock (including mandatorily redeemable stock) plus our retained earnings. Permanent capital must at least equal our risk-based capital requirement, which is defined as the sum of credit risk, market risk, and operations risk capital requirements. Each of these risks is measured in accordance with guidelines in the Finance Board’s regulations. Generally, our

•	credit risk capital is the sum of our credit risk charges for all assets, off-balance sheet items and derivative contracts, calculated using the methodologies and risk weights assigned to each classification in the regulations;

•	market risk capital is the sum of the market value of our portfolio at risk from movements in interest rates, foreign exchange rates, commodity prices, and equity prices that could occur during periods of market stress and the amount by which the market value of total capital is less than 85% of the book value of total capital; and

•	operations risk capital is 30% of the sum of our credit risk and market risk capital requirements.

•	Total capital is defined as permanent capital plus a general allowance for losses plus any other amounts determined by the Finance Board to be available to absorb losses. Total capital must equal at least 4% of total assets.

•	Leverage capital is defined as 150% of permanent capital plus the sum of all other components of capital. Leverage capital must equal at lease 5% of total assets.

From time to time, for reasons of safety and soundness, the Finance Board may require one or more individual Federal Home Loan Banks to maintain more permanent capital or total capital than is required by the regulations.

Investment by Members

Under the provisions of our Capital Plan, members are required to purchase and hold Class B Stock based upon the greater of a percentage of the member’s Total Mortgage Assets or the member’s Activity-based Stock Requirement, with a minimum investment of $1,000. The Capital Plan currently provides for the calculation to be based upon 1.0% of Total Mortgage Assets. In no event is a member required to purchase Class B Stock in excess of $35,000,000 aggregate par value based upon the member’s Total Mortgage Assets. The Activity-based Stock Requirement was set in the Capital Plan at the total of the following percentages of a member’s Activity-based Assets:

•	credit products–5.0%;

•	derivative contracts–5.0%; and

•	acquired member assets–3.0%.

However, our board, in its discretion, may change the percentages, to fall within the following respective ranges.

•	0.75% to 1.25% for Total Mortgage Assets;

•	2.0% to 5.0% for credit products;

•	3.0% to 5.0% for derivative contracts; and

•	0.0% to 5.0% for all acquired member assets.

Changes in the Activity-based Stock Requirement percentages may, at the discretion of our board, be applied prospectively only as to Activity-based Assets acquired after the date of the notice of the change. Changes outside these ranges would require prior approval from the Finance Board. Any increase in the percentages would generally require the member to purchase additional shares of Class B Stock.

Each member’s Stock Requirement will change from time to time based upon changes in a member’s Total Mortgage Assets or Activity-based Assets. Total Mortgage Assets are calculated annually on or about April 1, based upon a member’s financial statements as of December 31 of the prior year. The Activity-based Stock Requirement will be recalculated whenever a member enters into an Activity-based Asset. To the extent that a member does not hold sufficient Excess Stock, the member must comply with any associated requirement to purchase additional Class B Stock at the time a new Activity-based Asset is entered into and for as long as the Activity-based Asset is outstanding. For example, a member may be required to purchase additional Class B Stock to capitalize MPP loans, and must hold sufficient Class B Stock against those loans as long as those assets remain on our balance sheet. We also have the right to recalculate a member’s Stock Requirement at any time, using the most recent financial statements and account balance information available to the Bank at the date of recalculation. If a member fails to purchase the additional stock necessary to comply with a recalculated Stock Requirement, its access to products and services of the Bank are suspended until such requirements are met, and any failure to make such stock purchases within 10 business days from the required purchase date may result in involuntary termination of membership.

If our board adjusts the percentages used in calculating the Stock Requirement, the adjustment will go into effect 15 days after declaration by the board and notice to the members. Any member that fails to comply with the new Stock Requirement on the date it becomes effective will not be able to access products or services of the Bank until such requirements are met and, if the failure continues for at least 10 business days, the member may be involuntarily terminated. Members that have filed a notice of withdrawal from membership or that have had their membership otherwise terminated are required to meet any increases in the Stock Requirement based upon changes in the Total Mortgage Asset percentage or in the Activity-based Stock Requirement percentages while the notice is pending or subsequent to such termination unless new activity-based assets are acquired. Changes in the Activity-based Stock Requirement percentages will be applied to a member’s outstanding and new Activity-based Assets (or if the percentage change was prospective only, then only to new Activity-based Assets).

Any stock purchases that are necessary for the member to meet its Stock Requirement, as adjusted from time to time, are made by cash payment from the member by wire transfer or by debiting the required amount from the member’s deposit accounts.

ITEM 12.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to Section 7(k) of the Bank Act, each Federal Home Loan Bank is directed to determine the terms and conditions under which it may indemnify its directors and officers. Our bylaws require us to indemnify any director or officer for all monetary obligations incurred in connection with investigation, defense, or appeal of a proceeding, or satisfying a claim thereunder (including attorneys’ and paralegal fees, court costs, arbitration or mediation costs, costs of investigations and experts, and amounts of judgments, fines or penalties, excise taxes assessed with respect to an employee benefit plan, and amounts paid in settlement) when such person is made or threatened to be made a party to, or is involved as a witness or otherwise, in any claim, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, and whether actual or threatened or in connection with an appeal relating thereto. Directors and officers are to be indemnified both with respect to actions taken on our behalf as directors or officers or on behalf of an “other enterprise” for which the director or officer is or was serving in some capacity at our request. For this purpose, “other enterprise” means any corporation, partnership, employee benefit plan, regulatory agency, or other enterprise for which the person is serving at our request, and specifically includes the Office of Finance, Council of Federal Home Loan Banks, the Affordable Housing Advisory Council, the Financing Corporation, REFCORP, the Financial Institutions Retirement Fund, Pentegra Retirement Services, the Financial Institutions Thrift Plan, any FHLB System Committee (including the Bank President’s Conference) or any non-profit community organization with a primary purpose of housing or financial literacy.

Pursuant to our bylaws, we will pay, in advance, liabilities and expenses incurred or payable by a director or officer in connection with any proceeding, with the agreement that those amounts will be repaid to us if the director or officer is ultimately determined not to be entitled to indemnification. To be entitled to indemnification, a director or officer must meet the standards of conduct set forth in our bylaws. Such person must have discharged the duties of a director or officer, including duties as a member of a committee, in good faith. The director or officer must have reasonably believed such action to be in or not opposed to our best interest or that of any other enterprise for which he or she serving at our request. In any criminal proceeding, the director or officer must have had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful. If the director or officer meets this standard of conduct, he or she is entitled to be indemnified unless the action or failure to act by that director or officer constituted willful misconduct or recklessness.

We maintain a director and officer liability insurance policy providing for the insurance on behalf of any person who is or was a director or officer of the Bank for any claim made against the person in any such capacity or arising out of the person’s status as such.

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements required to be included in this registration statement appear at the end of the registration statement beginning on page F-1.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Financial Statements

The Index to Financial Statements can be found on page F-7 to this registration statement.

(b)	Exhibits

The exhibits to this registration statement are listed in the attached Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on                     , 2005.

FEDERAL HOME LOAN BANK OF INDIANAPOLIS

By:

Name:

Title:

Federal Home Loan Bank of Indianapolis

ITEM 13.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Supplementary financial data for the first quarter of 2005 and for each full quarter within the two years ended December 31, 2004, and 2003, are included in the tables below ($ amounts in thousands).

	1st Quarter 2005
Total interest income	$381,992
Total interest expense	328,698

Net interest income before mortgage loan loss provision	53,294
Provision for credit losses on mortgage loans	—

Net interest income after mortgage loan loss provision	53,294

Fees and other income	736
Net realized and unrealized (loss) gain on derivative and hedging activities	(3,109)
Operating expenses	(8,103)
Finance Board & Office of Finance	(784)
Other	(445)

Total net other (expense) income	(11,705)

Income before assessments	41,589
AHP	(3,428)
REFCORP	(7,632)

Total assessments	(11,060)

Net Income	$30,529

	1st Quarter 2004	2nd Quarter 2004	3rd Quarter 2004	4th Quarter 2004
Total interest income	$275,421	$286,095	$307,845	$343,862
Total interest expense	231,510	233,367	269,074	291,500

Net interest income before mortgage loan loss provision	43,911	52,728	38,771	52,362
Provision for credit losses on mortgage loans	—	—	—	574

Net interest income after mortgage loan loss provision	43,911	52,728	38,771	52,936

Fees and other income	599	662	681	757
Net realized and unrealized (loss) gain on derivative and hedging activities	(2,506)	2,474	(2,349)	(2,236)
Operating expenses	(6,863)	(7,667)	(7,097)	(8,008)
Finance Board & Office of Finance	(639)	(683)	(647)	(410)
Other	(419)	(429)	(429)	(442)

Total net other (expense) income	(9,828)	(5,643)	(9,841)	(10,339)

Income before assessments	34,083	47,085	28,930	42,597
AHP	(2,798)	(3,869)	(2,393)	(3,509)
REFCORP	(6,244)	(8,643)	(5,307)	(7,818)

Total assessments	(9,042)	(12,512)	(7,700)	(11,327)

Income before cumulative effect of change in accounting principle	25,041	34,573	21,230	31,270

Cumulative effect of change in accounting principle	(67)

Net Income	$24,974	$34,573	$21,230	$31,270

	1st Quarter 2003	2nd Quarter 2003	3rd Quarter 2003	4th Quarter 2003
Total interest income	$287,000	$273,966	$282,186	$271,449
Total interest expense	245,965	239,781	216,522	225,100

Net interest income before mortgage loan loss provision	41,035	34,185	65,664	46,349
Provision for credit losses on mortgage loans	(125)	(134)	(50)	—

Net interest income after mortgage loan loss provision	40,910	34,051	65,614	46,349

Fees and other income	1,565	2,041	1,542	1,128
Net realized and unrealized loss on derivative and hedging activities	(137)	(290)	(250)	(3,839)
Operating expenses	(7,093)	(7,021)	(7,290)	(6,664)
Finance Board & Office of Finance	(616)	(583)	(611)	(674)
Other	(295)	(329)	(430)	(428)

Total net other (expense) income	(6,576)	(6,182)	(7,039)	(10,477)

Income before assessments	34,334	27,869	58,575	35,872
AHP	(2,803)	(2,275)	(4,781)	(2,929)
REFCORP	(6,306)	(5,119)	(10,759)	(6,588)

Total assessments	(9,109)	(7,394)	(15,540)	(9,517)

Net income	$25,225	$20,475	$43,035	$26,355

Investments. Investment securities classified as held-to-maturity, available-for-sale, and trading consisted of the following at March 31, 2005, and December 31, 2004, and 2003.

Investment Securities

($ amounts in thousands, at carrying value)

	Mar 31, 2005	Dec 31, 2004	Dec 31, 2003	Mar, 2005 vs. Dec, 2004		Dec, 2004 vs. Dec 2003
				$ Amt	% change	$ Amt	% change
State or local housing obligations	$17,100	$20,195	$27,410	$(3,095)	-15.3%	$(7,215)	-26.3%

Other bonds, notes & debentures (including GSEs)	1,016,867	1,149,193	1,184,372	(132,326)	-11.5%	(35,179)	-3.0%
MBS	6,278,666	6,136,482	5,799,482	142,184	2.3%	337,000	5.8%

Total investment securities	$7,312,633	$7,305,870	$7,011,264	$6,763.1%		$294,606	4.2%

Our mortgage-backed and asset-backed securities investment portfolio consisted of the following categories of securities as of March 31, 2005, December 31, 2004, and December 31, 2003.

MBS

($ amounts in thousands)

	Mar 31, 2005		Dec 31, 2004		Dec 31, 2003
	$	%	$	%	$	%
MBS
Non-federal agency residential MBS	$5,443,420	86.6%	$5,269,133	85.8%	$4,880,904	84.2%
U.S. agency residential MBS	106,610	1.7%	110,468	1.8%	49,476.9%
Non-federal agency commercial MBS	650,132	10.4%	673,213	11.0%	750,864	12.9%

Total MBS	6,200,162	98.7%	6,052,814	98.6%	5,681,244	98.0%

Asset-backed securities
Home equity loans	41,448	0.7%	45,496	0.8%	76,548	1.3%
Manufactured housing loans	37,056	0.6%	38,172	0.6%	41,690	0.7%

Total asset-backed securities	78,504	1.3%	83,668	1.4%	118,238	2.0%

Total mortgage-backed and asset-backed securities	$6,278,666	100.0%	$6,136,482	100.0%	$5,799,482	100.0%

Deposits

A summary of the average rates we paid on interest-bearing deposits greater than 10% of average total deposits is presented in the following table.

Deposits Outstanding

($ amounts in thousands)

	For the Quarter Ending Mar 31, 2005	For the Year Ending Dec 31,
		2004	2003	2002
Interest-bearing overnight deposits
Average balance	$818,989	$1,043,946	$1,950,252	$1,463,633
Average rate paid	2.43%	1.26%	1.08%	1.63%
Interest-bearing demand deposits
Average balance	$131,339	$145,763	$171,124	$179,712
Average rate paid	1.95%	0.71%	0.38%	0.92%

We had no time certificates of deposit outstanding at March 31, 2005 or December 31, 2004, 2003, or 2002.

Short-term Borrowings

A summary of our short-term borrowings for which the average balance outstanding exceeded 30% of capital as of and for the quarter ending March 31, 2005, and for the three years ending December 31, 2004, 2003, and 2002 is presented in the table below.

Short-term Borrowings

($ amounts in thousands)

	As of March 31, 2005	As of December 31,
		2004	2003	2002
Discount notes
Outstanding at period-end	$9,835,861	$10,631,051	$10,440,519	$13,857,741
Weighted average rate at period-end	2.63%	1.90%	0.99%	1.26%
Daily average outstanding for the period	10,968,541	10,505,792	11,070,849	11,038,107
Weighted average rate for the period	2.44%	1.33%	1.14%	1.74%
Highest outstanding at any month-end	11,726,856	12,583,565	15,202,086	13,857,741

AHP

The outstanding liability related to the AHP program is comprised of the following award components at March 31, 2005, and December 31, 2004.

AHP

As of March 31, 2005

($ amounts in thousands)

Awards/Assessments Outstanding	Amount	% of Total
2005 Assessment to be awarded in 2006	$3,428	13.1%
2005 Other set-aside programs remaining to be disbursed	4,309	16.4%
2004 Remaining assessment to be awarded in 2005	8,306	31.7%
2004 AHP awards remaining to be disbursed	7,894	30.1%
2004 Other set-aside programs remaining to be disbursed	409	1.6%
2003 AHP awards remaining to be disbursed	1,727	6.6%
2002 and 2001 AHP awards remaining to be disbursed	161.5%

Total awards/assessments outstanding	$26,234	100.0%

AHP

As of December 31, 2004

($ amounts in thousands)

Awards/Assessments Outstanding	Amount	% of Total
2004 Assessment to be awarded in 2005	$12,569	47.4%
2004 AHP awards remaining to be disbursed	8,776	33.1%
2004 Other set-aside programs remaining to be disbursed	1,491	5.6%
2003 AHP awards remaining to be disbursed	2,632	9.9%
2002 and 2001 AHP awards remaining to be disbursed	433	1.6%
Uncommitted funds	625	2.4%

Total awards/assessments outstanding	$26,526	100.0%

Key Ratios

Key Ratios

	For the Quarter Ended March 31,		For the Year Ended December 31,
	2005	2004	2004	2003	2002
Net income to average assets	.28%	.23%	0.25%	0.26%	0.31%
Return on average equity	5.75%	4.96%	5.40%	6.04%	6.68%
Total average equity to average assets	4.80%	4.55%	4.58%	4.33%	4.69%
Dividend payout ratio(1)	70.37%	96.13%	79.23%	60.88%	88.25%

(1)	The dividend payout ratio is calculated by dividing dividends paid per average share outstanding by net income per average share outstanding. The reduced dividend payout ratio in 2003 reflects the change in the timing of the dividend payment as a result of the new capital plan adopted in January 2003. Under the new plan, although the dividend is still paid quarterly, it is declared on the 10th business day of the month following the end of each quarter, rather than on the last day of the quarter as under the former capital structure.

Federal Home Loan Bank of Indianapolis

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

the Federal Home Loan Bank of Indianapolis

In our opinion, the accompanying statements of condition and the related statements of income, capital and of cash flows present fairly, in all material respects, the financial position of the Federal Home Loan Bank of Indianapolis (the “Bank”) at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2, the Bank adopted Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, on January 1, 2004.

/s/ PricewaterhouseCoopers LLP

Indianapolis, IN

March 4, 2005, except for Notes 18 and 19, as to which the date is June 29, 2005

Statement of Condition ($ and share amounts in thousands, except par value)

	December 31,
	2004	2003
Assets
Cash and due from banks (Note 3)	$44,628	$51,423
Interest-bearing deposits, members and non-members	510,645	242,511
Federal funds sold, members and non-members	3,280,000	1,067,000
Trading security (Note 4)	88,532	101,072
Available-for-sale securities (a) (Note 5), includes investments in other Federal Home Loan Bank COs of $234,899 and $243,468	1,149,193	1,184,372
Held-to-maturity securities (b) (Note 6), members and non-members	6,068,145	5,725,820
Advances to members (Note 7)	25,230,470	28,924,573
Mortgage loans held in portfolio, net of allowance for credit losses on mortgage loans of $0 in 2004 and $574 in 2003 (Note 9)	7,761,767	7,433,231
Accrued interest receivable	109,827	119,081
Premises and equipment, net	11,167	10,709
Derivative assets (Note 15)	1,668	5,770
Other assets	37,089	26,952

Total assets	$44,293,131	$44,892,514

Liabilities and Capital
Interest-bearing deposits (Note 10)
Demand and overnight	$877,880	$1,211,324
Other	1,537	1,245

Total interest-bearing deposits	879,417	1,212,569

COs, net (Note 11)
Discount Notes	10,631,051	10,440,519
CO Bonds	29,816,178	29,831,180

Total COs, net	40,447,229	40,271,699

Accrued interest payable	244,295	246,601
AHP (Note 8)	26,526	32,019
Payable to REFCORP (Note 1)	7,662	6,589
Derivative liabilities (Note 15)	485,839	1,077,413
Mandatorily redeemable capital stock (Note 12)	30,259	—
Other liabilities	39,220	37,074

Total liabilities	42,160,447	42,883,964

Commitments and contingencies (Note 7,8,11,12,13,16,17)

Capital (Note 12)
Capital Stock-Class B-1 putable ($100 par value) issued and outstanding shares: 20,169 in 2004, and 19,174 in 2003	2,016,931	1,917,400
Capital Stock-Class B-2 putable ($100 par value) issued and outstanding shares: 0 in 2004 and 8 in 2003	—	750

Total Capital Stock putable ($100 par value) issued and outstanding shares: 20,169 shares in 2004 and 19,182 shares in 2003	2,016,931	1,918,150

Retained earnings	116,187	93,105
Accumulated other comprehensive income
Net unrealized gain (loss) on available-for-sale securities (Note 5)	1,768	(1,904)
Other (Note 13)	(2,202)	(801)

Total capital	2,132,684	2,008,550

Total Liabilities and Capital	$44,293,131	$44,892,514

The accompanying notes are an integral part of these financial statements.

(a)	Amortized cost: $1,078,053 and $1,077,679 at December 31, 2004, and 2003.

(b)	Fair values: $6,069,364 and $5,766,808 at December 31, 2004, and 2003.

Statement of Income ($ amounts in thousands)

	For the Years Ended December 31,
	2004	2003	2002
Interest Income
Advances to members	$518,024	$509,248	$658,288
Prepayment fees on advances	10,351	3,352	3,545
Interest-bearing deposits, members and non-members	5,270	2,558	7,723
Federal funds sold, members and non-members	46,443	18,074	44,094
Trading security	6,310	6,379	6,379
Available-for-sale securities, includes interest on investments in other Federal Home Loan Bank COs of $3,207, $2,803, and $4,158	15,665	15,106	29,310
Held-to-maturity securities, members and non-members	242,863	215,096	305,997
Mortgage loans held for portfolio	368,019	344,604	177,523
Loans to other Federal Home Loan Banks	278	184	147

Total interest income	1,213,223	1,114,601	1,233,006

Interest Expense
COs	1,010,254	905,648	1,006,092
Deposits	14,164	21,667	25,770
Borrowings from other Federal Home Loan Banks	—	21	12
Mandatorily redeemable Capital Stock	1,011	—	—
Other borrowings	22	32	29

Total interest expense	1,025,451	927,368	1,031,903

Net interest income	187,772	187,233	201,103
Provision for credit losses on mortgage loans	(574)	309	259

Net interest income after mortgage loan loss provision	188,346	186,924	200,844

Other Income
Service fees	1,300	4,560	6,014
Net realized gain from sale of available-for-sale securities	—	167	95
Net gain (loss) on trading security	(5,286)	(1,582)	6,764
Net realized and unrealized gain (loss) on derivatives and hedging activities	669	(2,934)	(9,767)
Other, net	1,399	1,549	1,367

Total other income	(1,918)	1,760	4,473

Other Expense
Salaries and benefits	20,170	18,414	16,964
Other operating expenses	9,465	9,654	9,807
Finance Board	1,298	1,267	1,220
Office of Finance	1,081	1,217	1,053
Other	1,719	1,482	731

Total other expense	33,733	32,034	29,775

Income Before Assessments	152,695	156,650	175,542

AHP	12,569	12,788	14,330
REFCORP	28,012	28,772	32,242

Total assessments	40,581	41,560	46,572

Income before cumulative effect of change in accounting principle	112,114	115,090	128,970
Cumulative effect of change in accounting principle	(67)	—	—

Net Income	$112,047	$115,090	$128,970

Statement of Capital ($amounts and shares in thousands)

	Capital Stock Class B-1 Putable		Capital Stock Class B-2 Putable		Capital Stock Putable		Retained Earnings	Accumulated Other Comprehensive Income	Total Capital
	Shares	Par Value	Shares	Par Value	Shares	Par Value
Balance, December 31, 2001					17,406	$1,740,588	$32,929	$(904)	$1,772,613
Proceeds from sale of capital stock					2,637	263,777			263,777
Repurchase/redemption of capital stock					(481)	(48,126)			(48,126)

Comprehensive income
Net income							128,970		128,970
Other comprehensive income
Net unrealized loss on available-for-sale securities								(4,083)	(4,083)
Other								(269)	(269)

Total comprehensive income							128,970	(4,352)	124,618

Dividends on capital stock
Cash (6.06%)							(113,821)		(113,821)

Balance, December 31, 2002					19,562	1,956,239	48,078	(5,256)	1,999,061

Proceeds from sale of capital stock	1,159	$115,901							115,901
Repurchase/redemption of capital stock	(1,844)	(184,365)			(390)	(38,999)			(223,364)

Comprehensive income
Net income							115,090		115,090

Other comprehensive income
Net unrealized gain on available-for-sale securities								3,083	3,083
Other								(532)	(532)

Total comprehensive income							115,090	2,551	117,641

Conversion to Class B shares	19,172	1,917,240			(19,172)	(1,917,240)
Transfers of capital stock	(8)	(750)	8	750
Dividends on capital stock
Cash (5.72%)							(689)		(689)
Stock (5.16%)	694	69,374					(69,374)

Balance, December 31, 2003	19,173	1,917,400	8	750	—	—	93,105	(2,705)	2,008,550
Proceeds from sale of capital stock	718	71,847							71,847
Repurchase/redemption of capital stock	(323)	(32,338)							(32,338)
Net shares reclassified to mandatorily redeemable capital stock	(286)	(28,663)	(8)	(750)					(29,413)

Statement of Capital ($ amounts and shares in thousands)

	Capital Stock Class B-1 Putable		Capital Stock Class B-2 Putable		Capital Stock Putable		Retained Earnings	Accumulated Other Comprehensive Income	Total Capital
	Shares	Par Value	Shares	Par Value	Shares	Par Value
Comprehensive income
Net income							112,047		112,047

Other comprehensive income
Net unrealized gain loss on available-for-sale securities								3,672	3,672
Other								(1,401)	(1,401)

Total comprehensive income							112,047	2,271	114,318

Mandatorily redeemable capital stock distributions							(193)		(193)
Dividends on capital stock
Cash							(87)		(87)
Stock (4.56%)	887	88,685					(88,685)

Balance, December 31, 2004	20,169	$2,016,931	—	—	—	—	$116,187	$(434)	$2,132,684

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows ($ amounts in thousands)

	For The Years Ended December 31,
	2004	2003	2002
Operating Activities
Net income	$112,047	$115,090	$128,970
Cumulative effect of change in accounting principle	67	—	—

Income before cumulative effect of change in accounting principle	112,114	115,090	128,970

Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by (used in) operating activities
Depreciation and amortization
Net premiums and discounts on COs	4,422	(8,000)	3,372
Net premiums and discounts on investments	(10,388)	(7,533)	(18,187)
Net premiums and discounts on mortgage loans	15,735	13,321	5,727
Concessions on CO bonds	13,635	24,307	31,752
Net deferred (gain) loss on derivatives	(80)	148	216
Premises and equipment	1,472	1,579	1,398
Other fees and amortization	65,856	(86,352)	(1,349)
Provision for credit losses on mortgage loans held for portfolio	(574)	309	259
Non-cash interest on mandatorily redeemable capital stock	658	—	—
Net realized gain from available-for-sale securities	—	(167)	(95)
Decrease (increase) in fair value of trading security	12,540	1,581	(6,764)
Gain due to change in net fair value adjustment on derivative and hedging activities	(11,884)	(22,735)	(10,279)
Net realized loss on disposal of premises and equipment	—	8	—
Decrease (increase) in accrued interest receivable	9,254	6,033	(199)
(Decrease) increase in net derivatives – net accrued interest	(40,679)	(5,803)	4,731
(Increase) decrease in other assets	(10,716)	(2,590)	21,753
Net (decrease) increase in AHP liability and discount on AHP Advances	(5,493)	(4,053)	2,768
Decrease in accrued interest payable	(2,306)	(4,953)	(9,304)
Increase (decrease) in payable to REFCORP	1,073	(1,676)	70
Increase in other liabilities	817	14,917	8,093

Total adjustments	43,342	(81,659)	33,962

Net cash provided by operating activities	155,456	33,431	162,932

Investing Activities
Net (increase) decrease in interest-bearing deposits, members and non-members	(268,134)	(242,436)	295,934
Net (increase) decrease in Federal funds sold, members and non-members	(2,213,000)	(38,000)	2,067,000
Proceeds from maturities of long-term held-to-maturity securities, members and non-members	1,877,432	4,614,441	2,811,024
Purchases of long-term held-to-maturity securities, members and non-members	(2,209,742)	(4,795,790)	(3,502,230)
Proceeds from sales of available-for-sale securities, non-members	—	325,301	218,764
Proceeds from maturities of available-for-sale securities, non-members	—	22,455	37,900
Purchases of available-for-sale securities, non-members	—	—	(591,573)
Principal collected on Advances	46,255,051	37,922,673	37,943,075
Advances made	(43,226,896)	(38,385,919)	(39,774,345)
Principal collected on mortgage loans held for portfolio	1,578,105	2,759,190	576,578
Mortgage loans purchased	(1,919,921)	(4,778,697)	(5,579,121)
Net decrease in deposits to other Federal Home Loan Banks for mortgage loan programs	—	—	111
Principal collected on loans to other Federal Home Loan Banks	2,817,000	4,528,000	2,954,000
Loans to other Federal Home Loan Banks	(2,817,000)	(4,528,000)	(2,954,000)
Net increase in premises and equipment	(1,930)	(1,141)	(1,944)

Net cash used in investing activities	(129,035)	(2,597,923)	(5,498,827)

Statement of Cash Flows ($ amounts in thousands)

	For The Years Ended December 31,
	2004	2003	2002
Financing Activities
Net decrease in deposits	(333,152)	(240,325)	(91,967)
Net proceeds from issuance of COs
Discount Notes	723,507,044	617,245,233	405,921,277
CO Bonds	14,292,106	34,066,658	32,020,247
Payments for maturing and retiring COs
Discount Notes	(723,325,539)	(620,654,076)	(401,482,466)
CO Bonds	(14,213,025)	(27,812,650)	(31,120,060)
Proceeds from assumption of other Federal Home Loan Banks’ COs	—	68,785	—
Proceeds from borrowings from other Federal Home Loan Banks	—	525,000	288,000
Payments on maturities of borrowings from other Federal Home Loan Banks	—	(525,000)	(288,000)
Proceeds from issuance of capital stock	71,847	115,901	263,777
Payments for redemption of mandatorily redeemable capital stock	(72)	—	—
Payments for repurchase/redemption of capital stock	(32,338)	(223,364)	(48,126)
Cash dividends paid	(87)	(689)	(113,821)

Net cash (used in) provided by financing activities	(33,216)	2,565,473	5,348,861

Net (decrease) increase in cash and cash equivalents	(6,795)	981	12,966

Cash and cash equivalents at beginning of the year	51,423	50,442	37,476

Cash and cash equivalents at end of the year	$44,628	$51,423	$50,442

Supplemental Disclosures
Interest paid	$892,377	$815,986	$859,305
AHP payments	18,062	16,841	11,562
REFCORP payments	26,938	30,449	32,172

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF INDIANAPOLIS

NOTES TO FINANCIAL STATEMENTS

The Notes to Financial Statements should be read in conjunction with the Statement of Condition as of December 31, 2004 and 2003 and the Statement of Income, Statement of Capital, and Statement of Cash Flow for the years ended December 31, 2004, 2003 and 2002.

Background Information

The Federal Home Loan Bank of Indianapolis, a federally chartered corporation, is one of 12 district Federal Home Loan Banks. We serve the public by enhancing the availability of credit for residential mortgages and targeted community development. We provide a readily available, low-cost source of funds to our member institutions. We are a cooperative, which means that current members own nearly all of our outstanding capital stock, and may receive dividends on their investment. Regulated financial depositories and insurance companies engaged in residential housing finance may apply for membership.

Former members own the remaining capital stock to support business transactions still carried on our Statement of Condition. All members must purchase stock in our Bank. Members must own our capital stock based on the amount of their total assets. Each member is also required to purchase activity-based capital stock as it engages in certain business activities with us. As a result of these requirements, we conduct business with related parties in the normal course of business. See Note 19 and Note 20 for more information.

The Federal Housing Finance Board (Finance Board), an independent agency in the executive branch of the United States Government, supervises and regulates the Federal Home Loan Banks and the Office of Finance. The Finance Board’s principal purpose is to ensure that the Federal Home Loan Banks operate in a safe and sound manner. In addition, the Finance Board ensures that the Federal Home Loan Banks carry out their housing finance mission, remain adequately capitalized, and can raise funds in the capital markets. Also, the Finance Board establishes policies and regulations covering the operations of the Federal Home Loan Banks. Each Federal Home Loan Bank operates as a separate entity with its own board of directors, management, and employees. We do not have any special purpose entities or any other type of off-balance sheet conduits.

The Federal Home Loan Banks’ debt instruments (Consolidated Obligations), consisting of CO Bonds and Discount Notes, are the joint and several obligations of all the Federal Home Loan Banks and are the primary source of funds for the Federal Home Loan Banks. The Finance Board established the Office of Finance as a joint office of the Federal Home Loan Banks to facilitate issuance and servicing of COs. Deposits, other borrowings, and capital stock issued to members provide other funds. We primarily use these funds to provide Advances to members and to purchase loans from members through our Mortgage Purchase Program. We also provide member institutions with correspondent services, such as wire transfer, security safekeeping, and settlement.

Note 1 — Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements requires management to make assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.

Interest-Bearing Deposits. These investments include certificates of deposit transacted with non-member counterparties or members and their affiliates, and are carried at cost. These investments also include other interest-bearing deposits carried at cost that have been pledged as collateral to non-member swap counterparties. We do not classify interest-bearing deposits as a cash equivalent.

Federal Funds Sold. These investments include activities transacted with non-member counterparties or members and their affiliates. They provide short-term liquidity and are carried at cost. We do not classify federal funds sold as a cash equivalent.

Investments. These investments include activities transacted with non-member counterparties, affiliates of members or former members, or investments in other Federal Home Loan Banks COs. We carry, at cost, investments for which we have both the ability and intent to hold to maturity, adjusted for the amortization of premiums and accretion of discounts using the level-yield method.

Under Statement of Financial Accounting Standards No. 115 (“SFAS 115”), “Accounting for Certain Investments in Debt and Equity Securities,” changes in circumstances may cause us to change our intent to hold a certain security to maturity without calling into question our intent to hold other debt securities to maturity in the future. Thus, the sale or transfer of a held-to-maturity security due to certain changes in circumstances such as evidence of significant deterioration in the issuer’s creditworthiness or changes in regulatory requirements is not considered to be inconsistent with its original classification. Other events that are isolated, non-recurring, and unusual for our Bank that could not have been reasonably anticipated may cause us to sell or transfer a held-to-maturity security without necessarily calling into question our intent to hold other debt securities to maturity. For the year ended December 31, 2004, there were no sales or transfers of held-to-maturity securities.

In addition, in accordance with SFAS 115, sales of held-to-maturity securities that meet either of the following two conditions may be considered as maturities for purposes of the held-to-maturity classification of these securities: 1) the sale occurs near enough to its maturity date (or call date if exercise of the call is probable) that interest rate risk is substantially eliminated as a pricing factor, and the changes in market interest rates would not have a significant effect on the security’s fair value, or 2) the sale of a security occurs after we have already collected a substantial portion (at least 85%) of the principal outstanding at acquisition due either to prepayments on the debt security or to scheduled payments on a debt security payable in equal installments (both principal and interest) over its term.

We classify certain investments, including investment securities purchased from non-member counterparties or other Federal Home Loan Banks, which we may sell before maturity as available-for-sale and carry them at fair value. For available-for-sale securities that have been hedged and qualify as a fair value hedge, we record the portion of the change in value related to the risk being hedged in Other income as “net realized and unrealized gain (loss) on derivatives and hedging activities” together with the related change in the fair value of the derivative, and record the remainder of the change in other comprehensive income as “net unrealized gain (loss) on available-for-sale securities.”

We classify an investment, purchased from a non-member counterparty, acquired for purposes of liquidity and asset/liability management as trading and carry it at fair value. We record changes in the fair value of this investment through Other income. However, we do not participate in active trading practices.

We compute the amortization and accretion of premiums and discounts on mortgage-backed and asset-backed securities on an individual instrument level using the level-yield method over the estimated life of the securities. This method requires a retrospective adjustment of the effective yield each time we change the estimated life as if the new estimate had been known since the original acquisition date of the securities.

We compute gains and losses on sales of investment securities using the specific identification method and include these gains and losses in other income.

We regularly evaluate outstanding investments for impairment and determine if our unrealized losses are other than temporary, based in part on the creditworthiness of the issuers and the underlying collateral as well as a determination of our intent to hold such securities through to recovery of the unrealized losses. If there is an other-than-temporary impairment in the value of an investment, the decline in value is recognized as a loss and presented in the Statement of Income as Other income. We have not experienced any other-than-temporary impairment in the value of investments during 2004, 2003, or 2002.

Advances. We present loans to members, called Advances, net of unearned commitment fees, discounts, and the impact of hedge accounting. We amortize the discounts on Advances, on an individual instrument basis, to interest income using the level-yield method. We credit interest on Advances to income as earned. Following the requirements of the Federal Home Loan Bank Act of 1932 (the Act), as amended, we obtain sufficient collateral on Advances to protect us from losses. The Act limits eligible collateral to certain investment securities, residential mortgage loans, cash or deposits with our Bank, and other eligible real estate-related assets. As Note 7 more fully describes, community financial institutions (FDIC-insured institutions with average assets over the preceding three-year period of $548 million or less during 2004) are eligible to utilize expanded statutory collateral rules that include small business and agricultural loans. We have not incurred any credit losses on Advances since our inception. Based upon the collateral held as security for the Advances and the repayment history of our Advances, management believes that an allowance for credit losses on Advances is unnecessary.

Mortgage Loans Held in Portfolio. We offer to our members the Mortgage Purchase Program (MPP) under which we invest in FHA and conventional residential mortgage loans purchased directly from a participating member. We classify mortgage loans as held for investment and, accordingly, report them at their principal amount outstanding, net of premiums and discounts, and the impact of hedge accounting. We manage the liquidity, interest rate, and options risk of the loans, while the member retains the origination and acquisition risk and provides certain credit support. Our Bank and the member share in the credit risk on conventional loans, with the member assuming a first loss obligation equivalent to the greater of expected losses or the required deductible for the SMI policy, while we assume credit losses in excess of mortgage insurance coverage, SMI coverage, and the member’s obligation.

To ensure the retention of credit risk on conventional loans originated or acquired by a PFI, we fund an LRA either from a portion of the purchase proceeds or over time through a portion of the interest paid by the borrower to cover at a minimum the expected losses. This account is established to conform to a regulation established by the Finance Board for all conventional MPP mortgages. The Finance Board regulation stipulates that the member is responsible for all expected losses on the mortgages being sold to us. In order to comply with this regulation, we evaluate the proposed conventional mortgages to be sold (either the specific portfolio or a representative sample) to determine the amount of expected losses that will occur. The expected losses represent the amount to be deposited into the LRA and these funds are used to offset any losses that may occur. Funds not needed to absorb losses are paid to the selling members over a period of time established at the time of a Master Commitment Contract. No LRA is required after eleven years. This period was determined upon establishment of the program after reviewing the requirements of the SMI providers, and looking at the lower default rates and increased equity for seasoned loans after such length of time. The amount to be deposited monthly to an LRA, which ranges from 0.07% to 0.10% per annum of the outstanding balance of the pool, is established at the time the PFI enters into a master commitment contract, and is based on the size of the pool and the expected credit quality of the loans to be purchased. LRA funds are available to cover credit losses on any loan in the pool. The minimum LRA balance required before funds can be returned to the PFI ranges from 0.30% to 0.50% of the outstanding balance of the loans in the pool. This amount is also established in the master commitment contract and varies with the size of the pool and the overall credit quality of the loans. Once the LRA balance reaches the minimum requirement, any funds in excess of the required amount are returned to the PFI monthly. The LRA is recorded in other liabilities and totaled $8,905,000 and $5,555,000 at December 31, 2004, and 2003, respectively.

The following presents a rollforward schedule of the LRA liability account for the years ending 2004 and 2003.

	2004	2003
Balance of LRA at beginning of period	$5,555	$1,709
Collected through periodic interest payments	4,661	3,955
Disbursed for mortgage loan losses	(188)	—
Returned to the member	(1,123)	(109)

Balance of LRA at end of period	$8,905	$5,555

In addition to the expected losses covered by the LRA, the member selling conventional loans is required to purchase SMI as an enhancement to cover losses over and above losses covered by the LRA. We are listed as the insured, and this coverage serves to further limit the exposure to losses. The LRA and the SMI are calculated to provide the equivalent of an investment grade rating (e.g., AA credit rating). In the event the LRA and the standard SMI policy do not provide sufficient loss protection to support the equivalent investment grade rating, additional mortgage insurance coverage called SMI Plus also must be purchased by the member. This policy covers the expected losses to achieve an investment grade rating over and above the LRA and SMI.

We defer and amortize mortgage loan premiums and discounts paid to and received by our participating members, on a pooled loan basis, as interest income using the level-yield method over the estimated lives of the related mortgage loans. Actual prepayment experience and estimates of future principal prepayments are used in calculating the estimated lives of the mortgage loans. We aggregate the mortgage loans by similar characteristics (type, maturity, note rate, and acquisition date) in determining prepayment estimates. The level-yield method requires a retrospective adjustment each time we change the estimated prepayment amounts so that it is as if the new estimate had been known since the original acquisition date of the assets.

We currently require payments on a scheduled/scheduled basis which means we receive scheduled monthly principal and interest from the servicer regardless of whether the mortgagee is making payments to the servicer.

For loans not purchased under scheduled/scheduled basis, we place all conventional loans greater than 90 days past due on non-accrual status. Loans remain on non-accrual status until the past due status has been remedied.

We base the allowance for credit losses on management’s estimate of credit losses inherent in our mortgage loan portfolio as of the balance sheet date. Actual losses greater than defined levels are first assumed by the member and offset by the members’ credit enhancement. We perform periodic reviews of our portfolio to identify the losses inherent within the portfolio and to determine the likelihood of collection of the portfolio. The overall allowance is determined by an analysis that includes consideration of various data observations such as past performance, current performance, loan portfolio characteristics, collateral valuations, the member’s credit enhancement through the LRA and SMI coverage and outstanding claims against such coverage, industry data, and prevailing economic conditions.

As a result of this analysis, we have determined that each member’s obligation for losses and the mortgage insurance coverage exceeds the inherent loss in the portfolio. Should we have losses in excess of the collateral held, LRA and SMI, these would be recognized credit losses for financial reporting purposes. Since the inception of MPP, neither we nor the SMI provider has experienced any loss on the MPP portfolio, and none are anticipated at this time. Accordingly, no allowance for loan losses is considered necessary at December 31, 2004. As of December 31, 2003, the allowance for loan losses was $574,000.

Our policy is to charge-off a loan against our loan loss allowance when after foreclosure, the liquidation value of the real estate collateral plus credit enhancements does not cover our mortgage loan balance outstanding; or when an estimated or known loss exists.

AHP. The Bank Act requires each Federal Home Loan Bank to establish and fund an AHP (see Note 8). We charge the required funding for AHP to earnings and establish a liability. The AHP funds provide subsidies in the form of direct grants to members that use the funds to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. We issue AHP Advances to members at interest rates below the customary interest rate for non-subsidized Advances. When we make an AHP Advance, the present value of the variation in the cash flow caused by the difference in the interest rate between the AHP Advance rate and our related cost of funds for comparable maturity funding is charged against the AHP liability and recorded as a discount on the AHP Advance.

Prepayment Fees. We charge a member a prepayment fee when the member prepays certain Advances before the original maturity. We record prepayment fees, net of SFAS 133 basis adjustments included in the book value of the Advance, as Prepayment fees on Advances in the Interest income section of the Statement of Income. In cases in which we fund a new Advance concurrent with the prepayment of an existing Advance, we evaluate whether the new Advance meets the accounting criteria to qualify as a modification of an existing Advance based on guidance in Emerging Issues Task Force (EITF) 01-07, Creditor’s Accounting for a Modification or Exchange of Debt Instruments. If the new Advance qualifies as a modification of the existing Advance, the net prepayment fee along with the remaining unamortized basis adjustment on the prepaid Advance is deferred, recorded in the basis of the modified Advance, and amortized over the life of the modified Advance using the level-yield method over the expected life of the new Advance. This amortization is recorded in Advance interest income. We have not hedged any modified Advances.

If we determine that when the Advance is prepaid, it should be treated as a new Advance, we record the net fees as Prepayment fees on Advances in the interest income section of the Statement of Income.

Commitment Fees. We defer commitment fees for Advances and amortize them to interest income using the level-yield method.

Derivatives. Accounting for derivatives is addressed in Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities—Deferral of Effective Date of FASB Statement No. 133, SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, and SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (herein referred to as “SFAS 133”). All derivatives are recognized on the balance sheet at their fair values. Each derivative we are counterparty to is designated as one of the following:

(1)	a hedge of the fair value of a recognized asset or liability (a “fair value” hedge);

(2)	a non-qualifying hedge of an asset or liability (an “economic” hedge) for asset/liability management purposes; or,

(3)	a non-qualifying hedge of another derivative (an “intermediation” hedge) that is offered as a product to members or used to offset other derivatives with non-member counterparties.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with changes in the fair value of the hedged asset or liability that are attributable to the hedged risk, are recorded in Other income as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

Changes in the fair value of a derivative not qualifying as a hedge are recorded in current-period earnings with no fair value adjustment to an asset or liability. Both the net interest on the derivative and the fair value adjustments are recorded in Other income as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

When hedge accounting is discontinued due to our determination that the derivative no longer qualifies as an effective fair value hedge of an existing hedged item, we will continue to carry the derivative on the balance sheet at its fair value, cease to adjust the hedged asset or liability for changes in fair value, and begin amortizing, using the level-yield method, the cumulative basis adjustment on the hedged item into earnings over the remaining life of the hedged item. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value of the derivative in current period earnings. Earnings volatility may result when hedge accounting is discontinued.

During the second quarter of 2004, we changed our manner of assessing effectiveness for certain highly-effective hedging relationship transactions used since the adoption of SFAS 133 on January 1, 2001. See Note 2 for more information.

Premises and Equipment. We record premises and equipment, at cost less accumulated depreciation and amortization, of $11,167,000 and $10,709,000 at December 31, 2004 and 2003, respectively. Our accumulated depreciation and amortization was $9,717,000 and $8,244,000 at December 31, 2004, and 2003, respectively. We compute depreciation on the straight-line method over the estimated useful lives of relevant assets ranging from 3 to 40 years. We amortize leasehold improvements on the straight-line basis over the shorter of the estimated useful life of the improvement or the remaining term of the lease. We capitalize improvements and major renewals but expense ordinary maintenance and repairs when incurred. Depreciation and amortization expense was $1,472,000, $1,579,000, and $1,398,000 for the years ended December 31, 2004, 2003, and 2002, respectively. We include gains and losses on disposal of premises and equipment in Other income.

Concessions on Consolidated Obligations. We defer and amortize using the level-yield method, on an individual instrument basis the amounts paid to dealers in connection with the sale of CO Bonds over the term or estimated lives of the COs. The Office of Finance prorates the amount of the concession to us based upon the percentage of the debt issued that is assumed by our Bank. Unamortized concessions were $15,771,000 and $16,322,000 at December 31, 2004, and 2003, respectively and are included in Other assets. Amortizations of such concessions are included in CO interest expense and totaled $13,635,000, $24,307,000, and $31,752,000 in 2004, 2003, and 2002, respectively. We defer and amortize, using the level-yield method, the concessions applicable to the sale of Discount Notes. These amounts are recorded as COs interest expense in the Statement of Income.

Discounts and Premiums on COs. We amortize the discounts on Discount Notes to expense on an individual instrument basis using the level-yield method over the term of the related notes. We amortize the discounts and premiums on CO Bonds to expense using the level-yield method over the term to maturity of the COs.

REFCORP Assessments. Although we are exempt from ordinary federal, state, and local taxation except for local real estate tax, we are required to make payments to REFCORP. Each Federal Home Loan Bank is required to pay 20% of income calculated in accordance with GAAP after the assessment for AHP but before the REFCORP assessment. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. We accrue our REFCORP assessment on a monthly basis. Calculation of the AHP assessment is discussed in Note 8. The Resolution Funding Corporation has been designated as the calculation agent for AHP and REFCORP assessments. Each Federal Home Loan Bank submits the amount of its net income before AHP and REFCORP assessments to the Resolution Funding Corporation, which then performs the calculations for each quarter end.

The Federal Home Loan Banks will continue to expense these amounts until the aggregate amounts actually paid by all 12 Federal Home Loan Banks are equivalent to a $300 million annual annuity (or a scheduled payment of $75 million per quarter) with a final maturity date of April 15, 2030, at which point the required payment of each Federal Home Loan Bank to REFCORP will be fully satisfied.

The Finance Board, in consultation with the Secretary of the Treasury, selects the appropriate discounting factors used in this annuity calculation. The Federal Home Loan Banks use the actual payments made to determine the amount of the future obligation that has been defeased. The cumulative amount to be paid to REFCORP is not determinable at this time because it depends on the future earnings of all Federal Home Loan Banks and interest rates. If we experienced a net loss during a quarter, but still had net income for the year, our obligation to REFCORP would be calculated based on our year-to-date net income. We would be entitled to a refund of amounts paid for the full year that were in excess of our calculated annual REFCORP obligation. If we had net income in subsequent quarters, we would be required to contribute additional amounts to meet our calculated annual obligation. If we experienced a net loss for a full year, we would have no REFCORP obligation for the year.

The Finance Board is required to extend the term of the Federal Home Loan Banks’ REFCORP obligation for each calendar quarter in which there is a deficit quarterly payment. A deficit quarterly payment is the amount by which the actual quarterly payment falls short of $75 million.

The Federal Home Loan Banks’ aggregate payments through 2004 exceeded the scheduled payments, effectively accelerating payment of the REFCORP obligation and shortening its remaining term to the second quarter of 2019. The Federal Home Loan Banks’ aggregate payments through 2004 have satisfied $45 million of the $75 million scheduled payment for the second quarter of 2019 and all scheduled payments thereafter. This date assumes that all $300 million annual payments required after December 31, 2004, will be made.

The benchmark payments or portions of them could be reinstated if the actual REFCORP payments of the Federal Home Loan Banks fall short of $75 million in a quarter. The maturity date of the REFCORP obligation may be extended beyond April 15, 2030, if such extension is necessary to ensure that the value of the aggregate amounts paid by the Federal Home Loan Banks exactly equals a $300 million annual annuity. Any payment beyond April 15, 2030, will be paid to the Department of Treasury.

Finance Board and Office of Finance Expenses. We are assessed for our proportionate share of the costs of operating the Finance Board, our primary regulator, and the Office of Finance, which manages the sale of COs. The Finance Board allocates its operating and capital expenditures to the Federal Home Loan Banks based on each Federal Home Loan Bank’s percentage of total capital. The Office of Finance allocates its operating and capital expenditures based on each Federal Home Loan Bank’s percentage of capital stock, percentage of COs issued, and percentage of COs outstanding.

Other Expenses. We classify third party volume-related mortgage loan costs as other expenses. These expenses include mortgage master servicing and quality assurance fees.

Estimated Fair Values. Many of our financial instruments lack an available trading market characterized by transactions between a willing buyer and a willing seller engaging in an exchange transaction. Therefore, we use internal models employing significant estimates and present-value calculations when disclosing estimated fair values. Note 16 provides more details on the estimated fair values of our financial instruments.

Cash Flows. In the Statement of Cash Flows, we consider cash and due from banks as Cash and cash equivalents.

Reclassifications. Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation. In particular, for the years ended December 31, 2003, and 2002, we have reclassified prepayment fee income on the Statement of Income. Previously, prepayment fee income was classified as a separate line item within Other Income. These amounts have been reclassified and are now included as part of Interest Income for the years ended December 31, 2003, and 2002. As a result of this reclassification, Net interest income after mortgage loan loss provision and Other income were adjusted by $3,352,000 and $3,545,000 for the years ended December 31, 2003, and 2002, respectively.

Note 2 — Accounting Adjustments and Change in Accounting Principle and Recently Issued Accounting Standards & Interpretations

Accounting Adjustments. During the second quarter of 2004, we changed our manner of assessing effectiveness for certain highly-effective CO hedging relationships. Under the prior approach, we inappropriately assumed no ineffectiveness for these hedging transactions since the CO and the designated interest rate swap agreement had identical terms with the exception that the interest rate swaps used in these relationships were structured with one settlement amount under the receive side of the swap that differed from all other receive-side settlements by an amount equivalent to the concession cost associated with the CO. During 2004, we changed our method of accounting for these relationships to begin measuring effectiveness for such transactions during each reporting period. We assessed the impact of this change on all prior annual periods since the adoption of SFAS 133 on January 1, 2001, and all prior quarterly periods for 2004 and 2003, and determined that had we applied this approach since January 1, 2001, it would not have had a material impact on the results of operations or financial condition for any of these prior reporting periods. As a result, we recorded an increase of $219,000 to income before assessments, included in Other income in “net realized and unrealized gain (loss) on derivatives and hedging activities” in the second quarter of 2004. This amount includes a decrease to Net income of $329,000 related to periods prior to January 1, 2004, and reflects the accounting impact as if we had employed the new approach from the date of adoption of SFAS 133 until its implementation of the new approach for measuring effectiveness.

EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the FASB reached a consensus on EITF 03-1, which clarifies the application of an impairment model to determine whether investments are other-than-temporarily impaired. The provisions of EITF 03-1 must be applied prospectively to all current and future investments accounted for in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. On September 15, September 30, and November 15, 2004, the FASB issued proposed staff positions to provide guidance on the application and scope of certain paragraphs and to defer the effective date of the impairment measurement and recognition provisions contained in specific paragraphs of EITF 03-1. This deferral will be superseded in FASB’s final issuance of the staff position. Our management does not expect the revised EITF to have a material impact on our results of operations or financial condition at the time of adoption.

SFAS 150. The FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (herein referred to as “SFAS 150”) in May 2003. This statement establishes a standard for how certain financial instruments with characteristics of both liabilities and equity are classified in the financial statements and provides accounting guidance for, among other things, mandatorily redeemable financial instruments.

The Federal Home Loan Banks adopted SFAS 150 as of January 1, 2004. The Federal Home Loan Banks are registering a class of their equity securities, which will not be traded on a public market. Under the guidance of SFAS 150, the Federal Home Loan Banks are considered a non-public SEC registrant, as the Federal Home Loan Banks’ equity securities are not publicly traded but the FHLB System debt is publicly traded. The Federal Home Loan Banks have historically provided combined financial statements through the Office of Finance. In compliance with SFAS 150, the Federal Home Loan Banks will reclassify stock subject to redemption from equity to liability once a member exercises a written redemption right and gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership, since the shares of capital stock will then meet the definition of a mandatorily redeemable financial instrument. Shares of capital stock meeting this definition are reclassified to a liability at fair value. Dividends related to capital stock classified as a liability are accrued at the expected dividend rate and reported as interest expense in the Statement of Income. The repayment of these mandatorily redeemable financial instruments is reflected as a cash outflow in the financing activities section of the Statement of Cash Flows once settled.

If a member cancels its written notice of redemption or notice of withdrawal, we will reclassify mandatorily redeemable capital stock from a liability to equity in compliance with SFAS 150. After the reclassification, dividends on the capital stock will no longer be classified as interest expense.

On January 1, 2004, we reclassified $5,494,700 of our outstanding capital stock to Mandatorily redeemable capital stock in the liability section of the Statement of Condition. Upon adoption, we recorded estimated dividends earned as a part of the carrying value of the mandatorily redeemable capital stock. The difference between the prior carrying amount and the mandatorily redeemable capital stock of $67,000 was recorded as a cumulative effect of a change in accounting principle in the Statement of Income. For the year ended December 31, 2004, we recorded $1,011,000 of interest expense on mandatorily redeemable capital stock.

Although the mandatorily redeemable capital stock is not included in capital for financial reporting purposes, such outstanding stock is considered capital for regulatory purposes. See Capital Note 12 for more information, including significant restrictions on stock redemption.

Adoption of SOP 03-3. The American Institute of Certified Public Accountants issued Statement of Position 03-3 (herein referred to as “SOP 03-3”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” in December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3 (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual, or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer. We adopted SOP 03-3 as of January 1, 2005, and do not expect it to have a material impact on our results of operations or financial condition at the time of adoption.

Note 3 — Cash and Due from Banks

Compensating Balances. We have the option of maintaining compensating balances with, or paying service fees to, various commercial banks in consideration for certain services. During the years ended December 31, 2004, 2003, and 2002, average daily required compensating balances to offset fees were $41,466,000, $54,892,000, and $34,372,000, respectively. The average compensating balances actually maintained with commercial banks during the years ended December 31, 2004, 2003, and 2002 were $621,000, $572,000 and $755,000, respectively. As a result, we paid $386,000, $421,000 and $437,000 in service fees for the years ended December 31, 2004, 2003, and 2002, respectively. In addition, we maintained average required clearing balances with various Federal Reserve Banks and branches of $5,000,000 for the years ended December 31, 2004, 2003, and 2002. These required clearing balances may not be withdrawn; however, earnings credits on these balances may be used to pay for services received from the Federal Reserve Banks. In addition, we paid $972,000, $1,077,000, and $1,096,000 in service fees to the Federal Reserve Banks for the years ended December 31, 2004, 2003, and 2002, respectively.

Pass-through Deposit Reserves. We act as a pass-through correspondent for member institutions required to deposit reserves with the Federal Reserve Banks. The amount shown as cash and due from banks includes pass-through reserves deposited with Federal Reserve Banks of approximately $11,679,000 at December 31, 2004, and $14,621,000 as of December 31, 2003. We include member reserve balances in Other liabilities on the Statement of Condition.

Note 4 — Trading Security

We held a non-federal agency residential mortgage-backed security classified as a trading security purchased from a non-member counterparty with an estimated fair value of $88,532,000 and $101,072,000 at December 31, 2004, and 2003, respectively. Net gain (loss) on the trading security during the years ended December 31, 2004, 2003, and 2002, included a change in net unrealized holding gains (losses) of ($5,286,000), ($1,582,000), and $6,764,000, respectively. The total decline in fair value of $12,540,000 is attributable to the net unrealized losses of $5,286,000, principal paydowns of $7,211,000, and a decrease of $43,000 in accrued interest receivable due to the principal paydowns on the security.

Note 5 — Available-for-Sale Securities

Major Security Types. Available-for-sale securities purchased from non-member counterparties and other Federal Home Loan Banks as of December 31, 2004, were as follows ($ amounts in thousands).

	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government-sponsored enterprises	$856,392	$57,902	—	$914,294
Other Federal Home Loan Bank bonds(1)	221,661	13,238	—	234,899

Total	$1,078,053	$71,140	—	$1,149,193

(1)	Includes two outstanding CO bonds with the Federal Home Loan Bank of Seattle as primary obligor with a total gross amortized cost of $195,000,000 and a total estimated fair value of $206,881,000; and one outstanding CO Bond with the Federal Home Loan Bank of Atlanta and the Federal Home Loan Bank of Dallas as primary obligors, having a total amortized cost of $26,661,000 and a total estimated fair value of $28,018,000.

Available-for-sale securities as of December 31, 2003, were as follows ($ amounts in thousands).

	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Government-sponsored enterprises	$855,697	$85,207	—	$940,904
Other Federal Home Loan Bank bonds(1)	221,982	21,486	—	243,468

Total	$1,077,679	$106,693	—	$1,184,372

(1)	Includes two outstanding CO Bonds with the Federal Home Loan Bank of Seattle as primary obligor with a total gross amortized cost of $195,000,000 and a total estimated fair value of $214,739,000; and one outstanding CO Bond with the Federal Home Loan Bank of Atlanta and the Federal Home Loan Bank of Dallas as the primary obligors with a total amortized cost of $26,982,000 and a total estimated fair value of $28,729,000.

Redemption Terms. The amortized cost and estimated fair value of available-for-sale securities by contractual maturity at December 31 are shown below ($ amounts in thousands). At December 31, 2004, and 2003, all of the available-for-sale securities pay a fixed rate of interest.

	2004		2003
Year of Maturity	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$136,015	$137,611
Due after one year through five years(1)	647,986	686,844	$757,340	$830,630
Due after five years through ten years(1)	294,052	324,738	320,339	353,742

Total	$1,078,053	$1,149,193	$1,077,679	$1,184,372

(1)	On a contractual maturity basis, the Federal Home Loan Bank of Seattle CO bonds are due in 2007 and the Federal Home Loan Bank of Atlanta and the Federal Home Loan Bank of Dallas CO bond is due in 2009. These bonds all pay a fixed rate of interest.

Gains and Losses. There were no sales of available-for-sale securities during 2004. Excluding the impact of available-for-sale hedge accounting, gross gains of $56,510,000 and $15,971,000 were realized on sales of available-for-sale securities related to investment purchases from non-member counterparties for the years ended December 31, 2003, and 2002, respectively.

Consolidated Obligations of Other Federal Home Loan Banks. The fact that we hold other Federal Home Loan Bank bonds as assets does not impact our joint and several liability to guarantee the payment of those bonds to other security holders. It is foreseeable that, in the event of a default by the Federal Home Loan Bank that is the principal obligor on the bonds, our right to receive payment on the bonds might be subrogated by the Finance Board until all other holders of those bonds were paid in full, as the Finance Board has considerable discretion under its regulations regarding enforcement of the payment of the COs.

The Federal Home Loan Banks are permitted to invest in the COs for which they are not the primary obligor, provided, however, that the Federal Home Loan Banks are not permitted to purchase the COs directly from the Office of Finance or from an initial underwriter of the COs, as this would violate a regulation of the Finance Board. The Finance Board issued a regulatory interpretation of this regulation in March 2005 to clarify that the Federal Home Loan Banks may not directly purchase COs upon initial issuance but the underlying regulation and the interpretation do not prohibit purchases of such investments in the secondary market. The purchasing of COs by the Federal Home Loan Banks is not a core mission activity, but the ability to invest in securities is an incidental power of businesses which help them achieve their liquidity, asset management, and capital investment objectives. While the Federal Home Loan Banks do have other investment vehicles, it is prudent for the Federal Home Loan Banks to explore all available investment options, including COs, to determine the investment securities that best meet the Federal Home Loan Banks’ investment objectives.

Note 6—Held-to-Maturity Securities

Major Security Types. Held-to-maturity securities purchased from non-member counterparties and members and their affiliates as of December 31, 2004, were as follows ($ amounts in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State or local housing agency obligations	$20,195	$648	—	$20,843
MBS and ABS
US agency obligations – guaranteed	110,468	1,221	—	111,689
Government-sponsored enterprises	1,082,670	3,988	$(4,347)	1,082,311
Other (1)	4,854,812	53,265	(53,556)	4,854,521

Total	$6,068,145	$59,122	$(57,903)	$6,069,364

(1)	There were no MBS on which other Federal Home Loan Banks are the primary obligors included in our held-to-maturity portfolio at December 31, 2004. Included in other MBS and ABS are securities issued by affiliates of members or former members that still own our capital stock.

A summary of the MBS issued by affiliates of members or former members as of December 31, 2004, follows ($ amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
ABN AMRO Mortgage Corporation	$158,879	$192	$(481)	$158,590
Wells Fargo Mortgage Backed Securities Trust	286,024	1,209	(3,448)	283,785

Total	$444,903	$1,401	$(3,929)	$442,375

Held-to-maturity securities as of December 31, 2003, were as follows ($ amounts in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State or local housing agency obligations	$27,410	$437	$(211)	$27,636
MBS and ABS
US agency obligations – guaranteed	49,476	402		49,878
Government-sponsored enterprises	572,977	5,096	(207)	577,866
Other (1)	5,075,957	89,018	(53,547)	5,111,428

Total	$5,725,820	$94,953	$(53,965)	$5,766,808

(1)	There were no MBS on which other Federal Home Loan Banks are the primary obligors included in our held-to-maturity portfolio at December 31, 2003.

Included in other MBS and ABS are securities issued by affiliates of members or former members that still own our capital stock. A summary of these MBS as of December 31, 2003, follows ($ amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
ABN AMRO Mortgage Corporation	$280,005	$2,035	$(145)	$281,895
Wells Fargo Mortgage Backed Securities Trust	232,711	1,399	(3,354)	230,756

Total	$512,716	$3,434	$(3,499)	$512,651

The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2004. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position ($ amounts in thousands).

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
MBS and ABS
Government-sponsored enterprises	443,451	$(4,347)			$443,451	$(4,347)

Other(1)	2,154,552	(26,687)	506,801	$(26,869)	2,661,353	(53,556)

Total temporarily impaired	$2,598,003	$(31,034)	$506,801	$(26,869)	$3,104,804	($57,903)

(1)	Included in other MBS with unrealized losses greater than 12 months or more was one security we purchased from Wells Fargo Mortgage Backed Securities Trust, with an amortized cost of $117.9 million and a market value of $114.4 million. Included in other mortgage backed securities with unrealized losses less than 12 months was one security we purchased from ABN AMRO with an amortized cost of $57.2 million and a market value of $56.7 million.

The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2003. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position ($ amounts in thousands).

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
State or local housing agency obligations	$5,534	$(211)			$5,534	$(211)

MBS and ABS
Government-sponsored enterprises	119,044	(207)			119,044	(207)
Other(1)	1,945,349	(53,176)	$41,319	$(371)	1,986,668	(53,547)

Total temporarily impaired	$2,069,927	$(53,594)	$41,319	$(371)	$2,111,246	$(53,965)

(1)	Included in other MBS with unrealized losses less than 12 months or more was one security we purchased from ABN AMRO Mortgage Corporation, and one security we purchased from Wells Fargo Mortgage Backed Securities Trust. The amortized cost of these securities was $127.8 million and $134.5 million, respectively; and, the market value of these securities was $127.7 million and $131.1 million, respectively.

We reviewed our investment security holdings and have determined that all unrealized losses reflected above are temporary, based in part on the creditworthiness of the issuers and the underlying collateral. Additionally, we have the ability and the intent to hold such securities through to recovery of the unrealized losses.

Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity at December 31, 2004, and 2003, are shown below ($ amounts in thousands). Expected maturities of some securities and MBS and ABS will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	2004		2003
Year of Maturity	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less	—	—	—	—
Due after one year through five years	$3,242	$3,135	$4,089	$3,800
Due after five years through ten years
Due after 10 years	17,601	17,060	23,547	23,610
MBS and ABS	6,048,521	6,047,950	5,739,172	5,698,410

Total	$6,069,364	$6,068,145	$5,766,808	$5,725,820

The amortized cost of our MBS and ABS classified as held-to-maturity includes net discounts of $31,497,000 and $22,913,000 at December 31, 2004, and 2003, respectively.

Interest Rate Payment Terms. The following table details interest rate payment terms for investment securities classified as held-to-maturity at December 31, 2004, and 2003 ($ amounts in thousands).

	2004	2003
Amortized cost of held-to-maturity securities other than MBS and ABS
Fixed rate	$20,195	$27,410

	20,195	27,410

Amortized cost of held-to-maturity MBS and ABS
Pass-through securities
Fixed rate	7,528	12,906
Variable rate	7,224	11,486
Collateralized mortgage obligations
Fixed rate	5,951,118	5,560,435
Variable rate	82,080	113,583

Total	$6,068,145	$5,725,820

Note 7 — Advances to Members

Redemption Terms. At December 31, 2004, and 2003, we had Advances outstanding to members, including AHP Advances (see Note 8), at interest rates ranging from 1.38% to 8.57%, and 0.97% to 8.57%, respectively, as summarized below ($ amounts in thousands). In 2004 and 2003, Advances with interest rates of 1.38% and 0.97 % are AHP subsidized Advances.

	2004		2003
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
2004			$9,549,019	2.85
2005	$6,742,139	2.96	3,362,101	4.18
2006	3,927,295	3.03	2,305,529	3.09
2007	4,283,707	3.48	2,999,066	4.05
2008	3,272,055	3.89	3,262,019	3.84
2009	1,326,611	4.00	545,212	5.17
Thereafter	5,371,796	4.97	5,928,606	5.05
Index amortizing Advances	616	7.43	822	7.51

Total par value	24,924,219	3.67	27,952,374	3.79
Commitment fees	0		(36)
Discount on AHP Advances	(908)		(1,093)
SFAS 133 hedging adjustments	288,782		885,013
Other adjustments (1)	18,377		88,315

Total	$25,230,470		$28,924,573

(1)	Other adjustments include deferred prepayment fees being recovered through the payment on the new Advance.

Index amortizing Advances require repayment according to predetermined amortization schedules linked to the level of various indices. Usually, as market interest rates rise (fall), the maturity of an index amortizing Advance extends (contracts).

We offer Advances to members that may be prepaid on pertinent dates (call dates) without incurring prepayment or termination fees (callable Advances). Other fixed-rate Advances may only be prepaid by paying a prepayment fee that makes us financially indifferent to the prepayment of the Advance. At December 31, 2004, and 2003, we had no callable Advances.

We also offer putable Advances. With a putable Advance, we offer a discounted interest rate to in effect purchase a put option from the member that allows us to terminate the fixed Advance, which we normally would exercise when interest rates increase, and offer a floating rate Advance. At December 31, 2004, and 2003, we had putable Advances outstanding totaling $5,589,750,000 and $7,282,750,000, respectively.

The following table summarizes Advances at December 31, 2004, and 2003, by the earlier of the year of maturity or next put date ($ amounts in thousands).

Year of Maturity or Next Put Date	2004	2003
2004		$15,912,269
2005	$11,309,139	2,703,351
2006	3,923,295	2,261,529
2007	4,234,207	2,817,566
2008	2,706,055	2,557,519
2009	1,173,611	297,212
Thereafter	1,577,296	1,402,106
Index amortizing Advances	616	822

Total par value	$24,924,219	$27,952,374

Security Terms. We lend to financial institutions involved in housing finance within our district according to federal statutes, including the Act. The Act requires us to obtain sufficient collateral on Advances to protect against losses and to accept only certain U.S. government or government agency securities, residential mortgage loans, cash or deposits and member capital stock, and other eligible real estate-related assets as collateral on such Advances. However, Community Financial Institutions (“CFIs”) are eligible to utilize expanded statutory collateral provisions dealing with loans to small business or agriculture. At December 31, 2004, and 2003, we had rights to collateral with an estimated value greater than outstanding Advances. Based upon the financial condition of the member, we

(1)	allow a member to retain possession of the collateral assigned to us, if the member executes a written security agreement and agrees to hold such collateral for our benefit; or

(2)	require the member specifically to assign or place physical possession of such collateral with us or our safekeeping agent.

Beyond these provisions, Section 10(e) of the Act affords any security interest granted by a member to us priority over the claims or rights of any other party. The exceptions are those claims that would be entitled to priority under otherwise applicable law and are held by bona fide purchasers for value or by secured parties with perfected security interests. (Based upon changes in Article 9 of the Uniform Commercial Code, we now also perfect our security interest in the collateral by filing U.C.C. financing statements with the appropriate governmental authorities against all member borrowers and any affiliates that also provide collateral for a member.)

Credit Risk. While we have never experienced a credit loss on an Advance to a member, the expansion of eligible collateral for CFIs and non-member housing associates provides the potential for additional credit risk for us. Our management has policies and procedures in place to appropriately manage this credit risk. Accordingly, we have not provided any allowances for losses on Advances.

Our potential credit risk from Advances is concentrated in commercial banks and savings institutions. As of December 31, 2004, we had Advances of $9,415,177,000 outstanding to two member institutions, representing 37.8% of total par Advances outstanding at year end 2004. At December 31, 2003, we had Advances of $9,971,180,000 outstanding to two member institutions, representing 35.7% of total par Advances outstanding at year end 2003. We had rights to collateral to cover the Advances to these institutions, and do not expect to incur any credit losses on these Advances.

Interest Rate Payment Terms. The following table details additional interest rate payment terms for Advances at December 31, 2004, and 2003 ($ amounts in thousands).

	2004	2003
Par amount of Advances
Fixed rate	$20,170,380	$22,493,617
Variable rate	4,753,839	5,458,757

Total	$24,924,219	$27,952,374

Note 8 — Affordable Housing Program

Section 10(j) of the Act requires each Federal Home Loan Bank to establish an AHP. Each Federal Home Loan Bank provides subsidies in the form of direct grants and below-market interest rate Advances to members that use the funds to assist in the purchase, construction, or rehabilitation of housing for very low-, low-, and moderate-income households. Annually, the Federal Home Loan Banks must set aside for the AHP the greater of $100 million or 10% of regulatory income. Regulatory income is defined as GAAP income before interest expense related to mandatorily redeemable capital stock under SFAS 150 and the assessment for AHP, but after the assessment for REFCORP. The exclusion of interest expense related to mandatorily redeemable capital stock is a regulatory calculation determined by the Finance Board. The AHP and REFCORP assessments are calculated simultaneously because of their interdependence on each other. We accrue this expense monthly based on our regulatory income. We reduce the AHP liability as members use subsidies. Calculation of the REFCORP assessment is discussed in Note 1. We charge the amount set aside for AHP to income and recognize it as a liability. In periods where our regulatory income before AHP and REFCORP is zero or less, the amount of AHP liability is equal to zero, unless the following applies. If the result of the aggregate 10% calculation described above is less than $100 million for all 12 Federal Home Loan Banks, then the Act requires the shortfall to be allocated among the Federal Home Loan Banks based on the ratio of each Federal Home Loan Bank’s income before AHP and REFCORP to the aggregate income before AHP and REFCORP of the 12 Federal Home Loan Banks. There was no shortfall in either 2004 or 2003. We had outstanding principal in AHP-related Advances of $9,836,000 and $9,930,000 at December 31, 2004, and 2003, respectively.

The following presents a roll forward schedule of the AHP liability account for the years ending 2004 and 2003.

	2004	2003
Balance at beginning of period	$32,019	$36,072
Annual assessment	12,569	12,788
Awards disbursed, net	(18,062)	(16,841)

Balance at end of period	$26,526	$32,019

Note 9 — Mortgage Loans Held for Portfolio

The MPP involves the investment in mortgage loans that are purchased directly from our participating members. The total loans represent held-for-investment loans under the MPP whereby our members originate or acquire certain home mortgage loans that are then sold to us. The following table presents information as of December 31, 2004, and 2003, on mortgage loans held for portfolio ($ amounts in thousands).

	2004	2003
Real Estate
Fixed medium-term* single-family mortgages	$1,362,275	$1,206,811
Fixed long-term single-family mortgages	6,343,142	6,171,336
Premiums	73,460	71,862
Discounts	(43,617)	(46,689)
SFAS 133 hedging adjustments	26,507	30,485
Less: allowance for credit losses	—	(574)

Total mortgage loans held for portfolio	$7,761,767	$7,433,231

*	Medium-term is defined as a term of 15 years or less.

The par value of mortgage loans held for portfolio outstanding at December 31, 2004, and December 31, 2003, was comprised of FHA loans totaling $911,551,000 and $910,621,000, and conventional loans totaling $6,793,866,000 and $6,467,526,000, respectively.

The allowance for credit losses was $0, $574,000, and $265,000 for the years ended December 31, 2004, 2003, and 2002, respectively.

The estimated fair value of the mortgage loans held for portfolio as of December 31, 2004, and 2003 is reported in Note 16.

Mortgage loans are considered impaired when, by evaluating collectively groups of smaller-balance homogenous loans, and, using current information and events, it is probable that we will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage loan agreement. At December 31, 2004, and 2003, we had no recorded investments in impaired mortgage loans.

Note 10 — Deposits

We offer demand and overnight deposits for members and qualifying non-members. A member that services mortgage loans may deposit funds collected in connection with the mortgage loans, pending disbursement of such funds to the owners of the mortgage loans; we classify these items as Other deposits on the Statement of Condition. Other deposits also include cash collateral held with respect to derivative agreements. The deposits are not insured by the Federal Deposit Insurance Corporation (“FDIC”), by the United States, or by an agency of the United States. The deposits represent an obligation only of our Bank. The average interest rates paid on average deposits were 1.19%, 1.02%, and 1.55% during 2004, 2003, and 2002, respectively.

Note 11— Consolidated Obligations

COs are the joint and several obligations of the Federal Home Loan Banks and consist of CO Bonds and Discount Notes. The Federal Home Loan Banks issue COs through the Office of Finance as their agent. CO Bonds are issued primarily to raise intermediate and long-term funds for the Federal Home Loan Banks and are not subject to any statutory or regulatory limits on maturity. Discount Notes are issued primarily to raise short-term funds. These notes sell at less than their face amount and are redeemed at par value when they mature.

The Finance Board, at its discretion, may require any Federal Home Loan Bank to make principal or interest payments due on any COs. Although it has never occurred, to the extent that a Federal Home Loan Bank would make a payment on a CO on behalf of another Federal Home Loan Bank, the paying Federal Home Loan Bank would be entitled to reimbursement from that non-complying Federal Home Loan Bank. However, if the Finance Board determines that such non-complying Federal Home Loan Bank is unable to satisfy its obligations, then the Finance Board may allocate the outstanding liability among the remaining Federal Home Loan Banks on a pro rata basis in proportion to each Federal Home Loan Bank’s participation in all COs outstanding, or on any other basis the Finance Board may determine.

The par amounts of the Federal Home Loan Banks’ outstanding COs, including COs held by other Federal Home Loan Banks, were approximately $869.2 billion and $759.5 billion at December 31, 2004, and 2003. COs, net of amounts held by other Federal Home Loan Banks, at par, were $859.9 billion and $754.9 billion at December 31, 2004, and 2003. See Note 18 for related party disclosures on our investments in other Federal Home Loan Banks’ COs. Regulations require us to maintain unpledged qualifying assets equal to our participation in the COs outstanding. Qualifying assets are defined as cash; secured Advances; assets with an assessment or rating at least equivalent to the current assessment or rating of the COs; obligations, participations, or other instruments of or issued by Fannie Mae or Ginnie Mae; mortgages, obligations or other securities which are or have ever been sold by Freddie Mac under the Act; and such securities as fiduciary and trust funds may invest in under the laws of the state in which each Federal Home Loan Bank is located.

On June 2, 2000, the Finance Board adopted a final rule amending the Federal Home Loan Banks’ leverage limit requirements. Effective July 1, 2000, each Federal Home Loan Bank’s leverage limit is based on a ratio of assets to capital, rather than a ratio of liabilities to capital. The Finance Board’s former regulations prohibited the issuance of COs if such issuance would bring the Federal Home Loan Banks’ outstanding COs and other unsecured senior liabilities above 20 times the Federal Home Loan Banks’ total capital. The Finance Board’s Financial Management Policy also applied this limit on a bank-by-bank basis. The final rule deletes the Federal Home Loan Banks’ overall leverage limit from the regulations, but limits each Federal Home Loan Bank’s assets generally to no more than 21 times its capital. Nevertheless, a Federal Home Loan Bank with non-mortgage assets, after deducting deposits and capital, that do not exceed 11% of its assets may have total assets in an amount not greater than 25 times its capital. As a result of the implementation of our new capital structure, we are no longer required to follow this regulation (see Note 12).

To provide the holders of COs issued before January 29, 1993 (prior bondholders), the protection equivalent to that provided under the Federal Home Loan Banks’ previous leverage limit of 12 times the Federal Home Loan Banks’ regulatory capital stock, prior bondholders have a claim on a certain amount of the qualifying assets (Special Asset Account (“SAA”)) if the aggregate regulatory capital stock of the Federal Home Loan Banks is less than 8.33% of the par value of COs. At December 31, 2004, and 2003, the Federal Home Loan Banks’ regulatory capital stock was 4.74% and 4.96%, respectively, of the par value of COs outstanding, and the required minimum SAA balance was approximately $219,000, and $24,000,000 at December 31, 2004, and 2003, respectively. Further, the regulations require each Federal Home Loan Bank to transfer qualifying assets in the amount of its allocated share of the Federal Home Loan Banks’ SAA to a trust for the benefit of the prior bondholders if its capital-to-assets ratio falls below 2%. As of December 31, 2004, and 2003, no Federal Home Loan Bank had a capital-to-assets ratio less than 2%; therefore, no assets were being held in a trust. In addition, no trust has ever been established as a result of this regulation, as the ratio has never fallen below 2%.

General Terms. COs are issued with either fixed-rate coupon payment terms or variable-rate coupon payment terms that use a variety of indices for interest rate resets including the London Interbank Offered Rate (“LIBOR”), Constant Maturity Treasury (“CMT”), and others. In addition, to meet the expected specific needs of certain investors in COs, both fixed-rate bonds and variable-rate bonds may also contain certain features, which may result in complex coupon payment terms and call options. When such COs are issued, we typically enter into derivatives agreements containing offsetting features that effectively convert the terms of the bond to those of a simple variable-rate bond or a fixed-rate bond.

These COs, beyond having fixed-rate or simple variable-rate coupon payment terms, may also have the following broad terms regarding either principal repayment or coupon payment terms.

Optional Principal Redemption Bonds: (callable bonds) that we may redeem in whole or in part at our discretion on predetermined call dates according to the terms of the bond offerings.

With respect to interest payments, CO Bonds may also have the following terms.

Step-up Bonds: generally pay interest at increasing fixed rates for specified intervals over the life of the bond. These bonds generally contain provisions enabling us to call bonds at our option on the step-up dates;

Conversion Bonds: have coupons that we may convert from fixed to floating, or floating to fixed, or from one U.S. or other currency index to another, at our discretion;

Range Bonds: pay interest at variable rates, provided a specified index is within a specified range. The computation of the variable rate differs for each bond issue, but the bond generally pays zero interest or a minimal rate of interest if the specified rate is outside of the specified range; and

Comparative Index Bonds: have coupon rates determined by the difference between two or more market indices, typically Prime, CMT, and LIBOR.

Interest Rate Payment Terms. The following table details interest rate payment terms for CO Bonds at December 31, 2004, and 2003 ($ amounts in thousands). Range bonds are classified as comparative index bonds.

	2004	2003
Par value of CO Bonds
Fixed rate	$24,264,200	$25,425,800
Step-up	4,690,080	3,115,000
Simple variable rate	340,000	470,000
Fixed that converts to variable	475,075	255,000
Variable that converts to fixed	110,000	490,000
Comparative-index	47,000	91,925

Total par value	$29,926,355	$29,847,725

Redemption Terms. The following is a summary of our participation in CO Bonds outstanding at December 31, 2004, and 2003, by year of maturity ($ amounts in thousands).

	2004		2003
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
2004			$3,654,350	2.61
2005	$4,585,500	2.71	4,237,000	2.82
2006	5,712,650	2.87	5,418,550	2.88
2007	3,865,050	3.29	2,646,150	3.71
2008	4,129,200	3.54	4,138,625	3.55
2009	3,484,305	4.07	1,862,150	4.45
Thereafter	8,149,650	4.77	7,890,900	5.06

Total par value	29,926,355	3.65	29,847,725	3.68
Bond premiums	37,859		40,847
Bond discounts	(30,567)		(29,532)
SFAS 133 hedging adjustments	(117,469)		(27,860)

Total	$29,816,178		$29,831,180

CO Bonds outstanding at December 31, 2004, and 2003 include callable bonds totaling $18,448,155,000 and $20,886,925,000. We use fixed-rate callable debt to finance mortgage-backed and asset-backed securities and to create floating rate funding in conjunction with interest-rate swaps. The combination of interest-rate swaps and callable debt allows us to provide members attractively priced variable-rate Advances.

Our outstanding CO Bonds at December 31, 2004, and 2003, include ($ amounts in thousands).

	2004	2003
Par amount of CO Bonds
Non-callable or non-putable	$11,478,200	$8,960,800
Callable	18,448,155	20,886,925

Total par value	$29,926,355	$29,847,725

The following table summarizes CO Bonds outstanding at December 31, 2004, and 2003, by year of maturity or next call date ($ amounts in thousands).

Year of Maturity or Next Call Date	2004	2003
2004		$21,233,275
2005	$21,088,655	3,558,000
2006	3,533,650	1,602,550
2007	1,466,050	725,150
2008	1,286,200	1,128,700
2009	1,057,150	831,150
Thereafter	1,494,650	768,900

Total par value	$29,926,355	$29,847,725

Consolidated Discount Notes. Discount Notes are issued to raise short-term funds. Discount Notes are COs with original maturities up to 360 days. These notes are issued at less than their face amount and are redeemed at par value when they mature.

Our participation in Discount Notes, all of which are due within one year, was as follows ($ amounts in thousands).

	Book Value	Par Value	Weighted Average Interest Rate
December 31, 2004	$10,631,051	$10,647,306	1.90%
December 31, 2003	$10,440,519	$10,450,824	0.99%

The Act authorizes the Secretary of the Treasury, at his discretion, to purchase COs of the Federal Home Loan Banks aggregating not more than $4 billion under certain conditions. The terms, conditions, and interest rates are determined by the Secretary of the Treasury. There were no such purchases by the U.S. Treasury during the two years ended December 31, 2004.

Note 12 — Capital

The GLB Act has resulted in a number of changes in the capital structure of the Federal Home Loan Banks. The final Finance Board capital rule was published on January 30, 2001, and required each Federal Home Loan Bank to submit a capital structure plan to the Finance Board by October 29, 2001, in accordance with the provisions of the GLB Act and final capital rules. The Finance Board approved our capital plan on July 10, 2002, with amendments approved on October 9, 2002. We converted to our new capital structure on January 2, 2003, and were in compliance with our capital plan on the conversion date. The conversion was considered a capital transaction and was accounted for at par value.

We are subject to three capital requirements under the new capital structure plan. First, we must maintain at all times permanent capital in an amount at least equal to the sum of our credit risk capital requirement, our market risk capital requirement, and our operations risk capital requirement, calculated in accordance with the rules and regulations of the Finance Board. Only “permanent capital,” defined as retained earnings and Class B Stock (including mandatorily redeemable stock), satisfies the risk-based capital requirement. The Finance Board may require us to maintain a greater amount of permanent capital than is required by the risk-based capital requirements as defined. In addition, the GLB Act requires us to maintain at all times at least a 4% total capital-to-asset ratio and at least a 5% leverage ratio, defined as the sum of permanent capital weighted 1.5 times, and non-permanent capital weighted 1.0 times, divided by total assets. We were in compliance with the aforementioned capital rules and requirements during the reporting periods. We are in compliance with the risk-based capital rules at December 31, 2004, with a 7.3% leverage ratio and weighted leverage capital of $3.2 billion, and a 4.9% total capital ratio and permanent capital of $2.2 billion.

Owing to deficiencies in strategic planning, risk assessment, and other related processes cited in the 2003 examination by the Finance Board, we agreed with the Office of Supervision of the Finance Board that any further leveraging of our balance sheet during 2003 should be curtailed. As a result, we maintained a capital ratio of not less than 4.23%. On June 3, 2004, we received a letter from the Finance Board stating that their concerns had been addressed and, therefore, the limitation was lifted.

The following table shows our compliance with the Finance Board’s capital requirements at December 31, 2004, and 2003 ($ amounts in thousands).

	December 31, 2004		December 31, 2003
	Required	Actual	Required	Actual
Regulatory capital requirements
Risk-based capital	$367,119	$2,163,378	$353,121	$2,011,255
Total capital-to-asset ratio	4.00%	4.88%	4.00%	4.48%
Total capital	$1,771,725	$2,163,378	$1,795,701	$2,011,255
Leverage ratio	5.00%	7.33%	5.00%	6.72%
Leverage capital	$2,214,657	$3,245,066	$2,244,626	$3,016,882

The mandatorily redeemable capital stock is considered capital for regulatory purposes.

Our Class B Stock is further divided into sub-series, Class B-1 and Class B-2. The difference between the two sub-series of Class B Stock is that Class B-1 will pay a higher dividend than Class B-2, and Class B-2 is non-excess stock that awaits redemption. The Class B-2 stock dividend is presently calculated at 80% of the amount of the Class B-1 dividend and can only be changed by amendment of the capital plan by our board with approval of the Finance Board. Effective January 2, 2003, we converted all our existing stock into Class B-1 Stock on a one-for-one basis. At the time of conversion, certain members elected to redeem the stock that was in excess of their stock requirement. As a result, approximately $211,167,000 of Class B Stock was redeemed at conversion.

The GLB Act made membership voluntary for all members. Any member that withdraws from membership or that has had its membership terminated may not be readmitted as a member of any Federal Home Loan Bank for a period of five years from the date membership was terminated and all of the member’s stock was redeemed or repurchased. A transfer of membership without interruption between two Federal Home Loan Banks will not constitute a termination of membership.

Our board of directors may declare and pay dividends out of previously retained earnings and current earnings in either cash or capital stock.

Dividends may, but are not required to, be paid on our Class B Stock. Dividends, if declared, may be paid in either cash or stock, or a combination thereof. Dividends on the Class B-2 Stock are equal to 80% of any declared dividend on the Class B-1 Stock. The amount of the dividend to be paid is based on the average number of shares of each type held by the member during the quarter.

No dividend may be declared or paid if we are or would be, as a result of such payment, in violation of our minimum capital requirements. Moreover, we may not pay dividends if any principal or interest due on COs issued to provide funds to us has not been paid in full, or under certain circumstances, if we fail to satisfy liquidity requirements under applicable Finance Board regulations. Dividends are non-cumulative and, if declared, are paid only from current net earnings or retained earnings and are subject to the application of our retained earnings policy.

Mandatorily Redeemable Capital Stock. The Federal Home Loan Banks adopted SFAS 150 as of January 1, 2004. In compliance with SFAS 150, the Federal Home Loan Banks will reclassify the stock subject to redemption from equity to liability once a member exercises a written redemption right, and gives notice of intent to withdraw from membership, or attains non-member status by merger or acquisition, charter termination, or involuntary termination from membership, since the member shares will then meet the definition of a mandatorily redeemable financial instrument. Member shares meeting this definition are reclassified to a liability at fair value. Dividends declared on member shares classified as a liability in accordance with SFAS 150 are accrued at the expected dividend rate and reflected as interest expense in the Statement of Income. The repayment of these mandatorily redeemable financial instruments will be reflected as financing cash outflows in the Statement of Cash Flows once settled.

At December 31, 2004, we had $30,259,000 in capital stock subject to mandatory redemption from five members and former members. This amount has been classified as a liability as mandatorily redeemable capital stock in the Statement of Condition in accordance with SFAS 150. In addition to the mandatorily redeemable capital stock, we had $21,632,000 of excess stock subject to a redemption request. This is not mandatorily redeemable as the requesting member may revoke its request at any time, and the amount ultimately redeemed is contingent on the member’s stock requirements on the redemption date. Therefore, this amount has not been classified as a liability. The excess stock redemption request does not include a termination of membership which distinguishes it from the exercised written redemption right as previously discussed.

The Finance Board has confirmed that the SFAS 150 accounting treatment for certain shares of our capital stock will not affect the definition of total capital for purposes of determining our compliance with our regulatory capital requirements, calculating our mortgage securities investment authority (300% of total capital), calculating our unsecured credit exposure to other government-sponsored enterprise’s (100% of total capital), or calculating our unsecured credit limits to other counterparties (various percentages of total capital depending on the rating of the counterparty).

The following table shows the amount of mandatorily redeemable capital stock by year of redemption at December 31, 2004 ($ amounts in thousands). We will not redeem or repurchase membership stock until five years after the membership is terminated or we receive notice of withdrawal. We are not required to redeem or repurchase activity-based stock until the later of the expiration of the notice of redemption or until the activity no longer remains outstanding. In accordance with our current practice, if activity-based stock becomes excess stock as a result of an activity no longer remaining outstanding, we will repurchase the excess activity-based stock on at least a scheduled monthly basis up to an operational threshold.

Contractual Year of Redemption
2008	$5,495
2009	24,764

Total	$30,259

Our activity for mandatorily redeemable capital stock was as follows in 2004 ($ amounts in thousands). Roll-forward amounts for 2003 and 2002 are not provided because we adopted SFAS 150 on January 1, 2004.

Balance, December 31, 2003	$0
Capital stock subject to mandatory redemption reclassified from equity on adoption of SFAS 150	5,495
Capital stock subject to mandatory redemption reclassified from equity	23,918
Repurchase of mandatorily redeemable capital stock	(72)
Net estimated dividend	0
Stock dividend classified as mandatorily redeemable	918

Balance, December 31, 2004	$30,259

Statutory and Regulatory Restrictions on Capital Stock Redemption. In accordance with the GLB Act, each class of stock is considered putable, although there are significant restrictions on the obligation/right to redeem the stock and the redemption privilege is limited to a small fraction of outstanding stock. None of our capital stock is considered permanent equity based on the guidance of ASR 268; however, by statute, all capital stock is considered to be capital. Statutory and regulatory restrictions on the redemption of our stock include the following.

•	In no case may we redeem any capital stock if, following such redemption, we would fail to satisfy our minimum capital requirements (i.e., a statutory capital/asset ratio requirement, established by the GLB Act, and a regulatory risk-based capital/asset ratio requirement established by the Finance Board). By law, all member holdings of our stock immediately become non-redeemable if we become undercapitalized and, at the macro-level, only a minimal portion of outstanding stock qualifies for redemption consideration.

•	In no case may we redeem any capital stock if either our board or the Finance Board determines that we have incurred, or are likely to incur, losses resulting, or expected to result, in a charge against capital.

•	In addition to possessing the authority to prohibit stock redemptions, our board has a right and an obligation to call for additional capital stock purchases by our members, as a condition of membership, as needed to satisfy statutory and regulatory capital requirements. These requirements include the maintenance of a stand-alone AA credit rating from a nationally recognized statistical rating organization.

•	If, during the period between receipt of a stock redemption notification from a member and the actual redemption (which lasts indefinitely if we are undercapitalized, do not have the required credit rating, etc.), a Federal Home Loan Bank becomes insolvent and is either liquidated or forced to merge with another Federal Home Loan Bank, the redemption value of the stock will be established either through the market liquidation process or through negotiation with a merger partner. In either case, all senior claims must first be settled at par, and there are no claims that are subordinated to the rights of our stockholders.

•	The GLB Act states that we may redeem, at our sole discretion, stock investments that exceed the required minimum amount.

•	In no case may we redeem our stock if the principal or interest due on any CO issued by the Office of Finance has not been paid in full.

•	In no case may we redeem our stock if we fail to provide the Finance Board quarterly certification required by section 966.9(b)(1) of the Finance Board’s rules prior to declaring or paying dividends for a quarter.

•	In no case may we redeem our stock if we are unable to provide the required certification, project that we will fail to comply with statutory or regulatory liquidity requirements, or will be unable to timely and fully meet all of our obligations, actually fail to satisfy these requirements or obligations, or negotiate to enter or enter into an agreement with another Federal Home Loan Bank to obtain financial assistance to meet our current obligations.

Members may request redemption of Federal Home Loan Bank stock. Once a redemption request is received, the stock will be redeemed after a five-year waiting period. We may not redeem the stock at the end of the five year waiting period if it would cause us to become undercapitalized or pose a significant risk to the Bank.

Additionally, we may repurchase stock from our members. These repurchases may be triggered by a special request from a member or by our determination that it is in our financial interest to reduce the level of capital stock outstanding. According to our policy, we do not ordinarily or routinely repurchase excess stock. However, we do routinely repurchase excess stock that our members receive as stock dividends. Our policy explicitly allows for these repurchases if the request is received within ten business days of payment of the stock dividend.

Out-of-district mergers of one or more members that have substantial holdings of capital stock would result in the reclassification of the capital stock from capital to a liability account, mandatorily redeemable capital stock. Dividends paid on this stock would be reclassified as Interest expense. We would not be required to redeem this stock for five years. For regulatory purposes, the stock would be considered capital until redeemed. During this period, we would restructure our assets to accommodate the reduced level of regulatory capital that would result from the eventual redemption of this capital stock. To the extent that an out-of-district merger of a member with substantial holdings of capital stock involved a member with substantial activity-based stock requirements, this activity, either Advances or, in certain cases, MPP, would need to be repaid, prepaid, allowed to run-off, or otherwise be extinguished before the related stock could be redeemed.

Additionally, we have several options to restructure our balance sheet, over a five-year period, in the event that substantial stock redemption requests are received. These include reducing the level of Advances, reducing our investments, and reducing the purchases of mortgages. Although there can be no guarantee that these approaches would be successful, our management believes that our capital structure, including the five-year requirement, would allow us to adjust to a significant reduction in capital stock.

Under the GLB Act, in extraordinary circumstances, the remaining members could be required to purchase more stock; however, this would not be likely to occur due to redemptions of capital stock since those redemptions cannot be honored if they will cause us to fail our regulatory capital requirement.

Prior Capital Rules. The capital rules in effect prior to our implementation of the new capital regulations required members to purchase capital stock equal to the greater of 1% of their mortgage-related assets or 5% of outstanding Advances. However, the GLB Act removed the provision that required a non-thrift member to purchase additional stock to borrow from us if the non-thrift member’s mortgage-related assets were less than 65% of total assets. At our discretion, we repurchase at par value any capital stock greater than a member’s statutory requirement or allow the member to sell the excess capital stock at par value to another one of our members.

Note 13 — Employee and Director Retirement and Deferred Compensation Plans

We participate in the FIRF, a defined-benefit plan. The plan covers substantially all officers and employees. Our contributions to FIRF through June 30, 1987, represented the normal cost of the plan. The plan reached the full-funding limitation, as defined by the Employee Retirement Income Security Act, for the plan year beginning July 1, 1987, because of favorable investment and other actuarial experience during previous years. As a result, FIRF suspended employer contributions for all plan years ending after June 30, 1987, through June 30, 2000. Contributions to the plan resumed on July 1, 2000. Funding and administrative costs of FIRF charged to other operating expenses were $3,245,000, $2,287,000, and $1,563,000 in 2004, 2003, and 2002, respectively. The FIRF is a multi-employer plan and does not segregate its assets, liabilities, or costs by participating employer. As a result, disclosure and accounting of the accumulated benefit obligations, plan assets, and the components of annual pension expense attributable to us cannot be made.

We also participate in the Financial Institutions Thrift Plan, a defined-contribution plan. Our contributions are equal to a percentage of participants’ compensation and a matching contribution equal to a percentage of voluntary employee contributions, subject to certain limitations. We contributed $506,000, $499,000, and $455,000 to this plan in the years ended December 31, 2004, 2003, and 2002, respectively.

We also maintain a non-qualified, unfunded deferred-compensation plan covering certain officers. The plan’s liability consists of the accumulated compensation deferrals and the accumulated earnings on the deferral. We contributed $419,000, $330,000, and $246,000 in the years ended December 31, 2004, 2003, and 2002, respectively; these sums are entirely employee deferrals. Our obligation at December 31, 2004, 2003, and 2002 was $1,988,000, $1,387,000, and $800,000, respectively. Our directors also had a deferred compensation plan available to them. During 2004, 2003, and 2002, our board collectively earned $254,000, $240,000, and $244,000 of compensation, of which $141,000, $156,000, and $166,000, respectively, was deferred. Our obligation at December 31, 2004, 2003, and 2002, was $1,255,000, $1,045,000 and $814,000 respectively. A rabbi trust has been established to fund the deferred compensation for these officers and directors. Assets in the rabbi trust relating to deferred compensation plans were $3,243,000, $2,432,000, and $1,614,000 at December 31, 2004, 2003, and 2002, respectively.

We also maintain a non-qualified, unfunded supplemental executive retirement plan covering certain officers. This plan restores retirement benefits otherwise reduced by application of certain tax laws and regulations. In connection with this plan, we recorded net periodic pension expenses of $981,000, $778,000, and $710,000, in the years ended December 31, 2004, 2003, and 2002, respectively. The accumulated benefit obligation at December 31, 2004, 2003, and 2002, was $6,965,000, $4,326,000, and $2,720,000, respectively. A grantor trust has been established to fund the supplemental executive retirement plan. Assets in the grantor trust were $3,782,000, $2,734,000 and $1,547,000 at December 31, 2004, 2003, and 2002, respectively.

In addition, we maintain a key employee severance agreement for the President/CEO. Under the terms of the agreement, if a termination occurs under certain circumstances, the President/CEO is entitled to 2.99 times the average of the three preceding years’ base salary, bonus, and other cash compensation, salary deferrals and matching contributions to the qualified and non-qualified plans, compensation for the loss of the use of a company vehicle, continued medical and dental plan coverage, a gross up amount to cover the increased tax liability, and an additional three years credit to years of service for supplemental executive pension plan purposes. Other senior executives have employment contracts payable in the event we have a change of control.

The obligations and funding status of our supplemental executive retirement plan at December 31, 2004, and 2003, were as follows ($ amounts in thousands):

	Supplemental Executive Retirement Plan
	2004	2003
Change in benefit obligation
Projected benefit obligation at beginning of year	$6,397	$4,458
Service cost	374	320
Interest cost	509	424
Actuarial loss	384	1,195
Change in the discount rate	2,039	—

Projected benefit obligation at end of year	9,703	6,397

Unrecognized net actuarial loss	4,973	2,872
Unrecognized prior service cost (benefit)	(33)	14

Net amount recognized	$4,763	$3,511

Amounts recognized in the Statement of Condition for the Bank’s supplemental executive retirement plan at December 31, 2004, and 2003, were ($ amounts in thousands).

	2004	2003
Accrued benefit liability	$(6,965)	$(4,326)
Net amount recognized	4,763	3,511
Other assets	0	14

Accumulated other comprehensive income	$(2,202)	$(801)

Components of the net periodic pension cost for our supplemental executive retirement plan for the years ended December 31, 2004, 2003, and 2002, were ($ amounts in thousands).

	Supplemental Executive Retirement Plan
	2004	2003	2002
Service cost	$374	$320	$210
Interest cost	509	424	271
Amortization of unrecognized prior service cost	47	47	47
Amortization of unrecognized net loss	322	330	182

Net periodic benefit cost	$1,252	$1,121	$710

The measurement date used to determine the current year’s benefit obligation was December 31, 2004.

Key assumptions and other information for the actuarial calculations for our supplemental executive retirement plan for the years ended December 31, 2004, and 2003, were as follows:

	2004	2003
Discount rate	5.75%	7.50%
Salary increases	5.50%	5.50%
Amortization period (years)	8	8
Benefits paid during the year	$0	$0

Note 14 — Segment Information

We have identified two primary operating segments; Traditional Funding, Investments and Deposit products, and MPP based on our method of internal reporting. The products and services presented reflect the manner in which financial information is evaluated by management. MPP income is derived primarily from the difference, or spread, between the interest income earned on mortgage loans, including the direct effects of premium and discount amortization in accordance with SFAS 91, and the borrowing cost related to those loans. The Traditional Funding, Investments and Deposit products include the effects of premium and discount amortization and the impact of net interest settlements related to interest rate exchange agreements, such as Advances, investments, and the borrowing costs related to those assets. The Traditional Funding, Investments and Deposit products also include the borrowing costs related to holding deposit products for members and other miscellaneous borrowings as well as all other miscellaneous income and expense not associated with the MPP.

We measure the performance of each segment based upon the net interest spread of the underlying portfolio(s). For this reason, we have presented each segment on a net interest income basis. Direct other income and expense items have been allocated to each segment based upon actual results. MPP includes the direct earnings effects of SFAS 133 as well as direct salary and other expenses (including an allocation for indirect overhead) associated with operating the MPP and volume-driven costs associated with master servicing and quality control fees. Direct other income/expense related to Traditional Funding, Investments and Deposit products includes the direct earnings impact of SFAS 133 related to Advances and investment products as well as all other income and expense not associated with MPP. The assessments related to AHP and REFCORP have been allocated to each segment based upon each segment’s proportionate share of total income before assessments.

We have not symmetrically allocated assets to each segment based upon financial results as it is impracticable to measure the performance of our segments from a total assets perspective. As a result, there is asymmetrical information presented in the tables below including among other items, the allocation of depreciation without an allocation of the depreciable assets, the SFAS 133 earnings adjustments with no corresponding allocation to derivative assets, if any, and the recording of interest income with no allocation to accrued interest receivable. Total assets reported for MPP include only the mortgage loans outstanding, net of premiums, discounts and SFAS 133 basis adjustments. Total assets reported for Traditional Funding, Investments and Deposit products include all other assets of the Bank.

The following table sets forth our financial performance by operating segment for the years ended December 31, 2004, 2003, and 2002.

	Traditional Funding, Investments, and Deposit Products	MPP	Total
2004
Net interest income	$148,540	$39,232	$187,772
Provision for credit losses on mortgage loans	0	(574)	(574)
Other income (loss)	1,453	(3,371)	(1,918)
Other expenses	30,070	3,663	33,733

Income before assessments	119,923	32,772	152,695

AHP	9,893	2,676	12,569
REFCORP	21,993	6,019	28,012

Total assessments	31,886	8,695	40,581

Income before cumulative effect of change in accounting principle	88,037	24,077	112,114

Cumulative effect of change in accounting principle	(67)	—	(67)

Net income	$87,970	$24,077	$112,047

2004
Total assets	$36,531,364	$7,761,767	$44,293,131

	Traditional Funding, Investments, and Deposit Products	MPP	Total
2003
Net interest income	$131,946	$55,287	$187,233
Provision for credit losses on mortgage loans	—	309	309
Other income (loss)	3,873	(2,113)	1,760
Other expenses	28,954	3,080	32,034

Income before assessments	106,865	49,785	156,650

AHP	8,724	4,064	12,788
REFCORP	19,628	9,144	28,772

Total assessments	28,352	13,208	41,560

Net income	$78,513	$36,577	$115,090

2003
Total assets	$37,459,283	$7,433,231	$44,892,514

	Traditional Funding, Investments, and Deposit Products	MPP	Total
2002
Net interest income	$174,092	$27,011	$201,103
Provision for credit losses on mortgage loans	—	259	259
Other income	3,109	1,364	4,473
Other expenses	27,647	2,128	29,775

Income before assessments	149,554	25,988	175,542

AHP	12,208	2,122	14,330
REFCORP	27,469	4,773	32,242

Total assessments	39,677	6,895	46,572

Net income	$109,877	$19,093	$128,970

2002
Total assets	$37,462,213	$5,410,341	$42,872,554

Note 15—Derivative and Hedging Activities

We may enter into interest rate swaps (including callable and putable swaps), interest-rate cap and floor agreements, calls, puts, and forward contracts (collectively, derivatives) to manage our exposure to changes in interest rates. These hedges are primarily composed of interest rate swaps (with and without embedded options) and to-be-announced MBS.

We may adjust the effective maturity, repricing frequency, or option characteristics of financial instruments to achieve risk management objectives. We use derivatives in two ways: by designating them as either a fair value hedge of an underlying financial instrument or in asset/liability management (i.e., an economic hedge). For example, we use derivatives in our overall interest rate risk management to adjust the interest rate sensitivity of COs to approximate more closely the interest rate sensitivity of assets (Advances, investments, and mortgage loans), and/or to adjust the interest rate sensitivity of Advances, investments, or mortgage loans to approximate more closely the interest rate sensitivity of liabilities.

In addition to using derivatives to manage mismatches of interest rates between assets and liabilities, we also use derivatives as follows: (1) to manage embedded options in assets and liabilities; (2) to hedge the market value of existing assets and liabilities; (3) to hedge the duration risk of prepayable instruments; (4) to exactly offset other derivatives executed with members (when we serve as an intermediary); and (5) to reduce funding costs.

An economic hedge is defined as a derivative that: (1) hedges specific or non-specific underlying assets or liabilities, (2) does not qualify or was not designated for hedge accounting, but (3) is an acceptable hedging strategy under our risk management program. These economic hedging strategies also comply with Finance Board regulatory requirements prohibiting speculative hedge transactions. An economic hedge by definition introduces the potential for earnings variability caused by the changes in fair value on the derivatives that are recorded in income but not offset by corresponding changes in the value of the economically-hedged assets or liabilities.

Consistent with Finance Board regulation, we enter into derivatives only to reduce the interest rate risk exposures inherent in otherwise unhedged assets and funding positions, to achieve our risk management objectives, and to act as an intermediary between our members and counterparties. Our management uses derivatives when they are considered to be the most cost-effective alternative to achieve our financial and risk management objectives. Accordingly, we may enter into derivatives that do not necessarily qualify for hedge accounting (economic hedges). As a result, we recognize only the change in fair value of these derivatives in other income as “net realized and unrealized gain (loss) on derivatives and hedging activities” with no offsetting fair value adjustments for the asset or liability.

For the years ended December 31, 2004, 2003, and 2002, we recorded a net gain (loss) on derivatives and hedging activities of $669,000, ($2,934,000), and ($9,767,000), respectively, in other income. Net realized and unrealized gain (loss) on derivatives and hedging activities for the years ended December 31, 2004, 2003, and 2002, are as follows ($ amounts in thousands):

Net Realized and Unrealized Gain (Loss) on Derivatives and Hedging Activities

	For the Year Ended
	2004	2003	2002
Gains related to fair value hedge ineffectiveness	$4,435	$1,577	$973
Losses on economic hedges	(3,766)	(4,511)	(10,740)

Net gain (loss) on derivatives and hedging activities	$669	$(2,934)	$(9,767)

The following table represents outstanding notional balances and estimated fair values of the derivatives outstanding at December 31, 2004, and 2003 ($ amounts in thousands).

	2004		2003
	Notional	Estimated Fair Value	Notional	Estimated Fair Value
Interest rate swaps
Fair value	$31,534,291	$(478,668)	$34,444,415	$(1,032,953)
Economic	130,013	(4,031)	181,486	(8,850)
Interest rate futures/forwards
Fair value	619,975	(944)	151,780	(1,835)
Economic	205,895	(236)	25,900	(391)
Interest rate caps/floors
Economic			89,000	0
Mortgage delivery commitments
Economic	204,015	(63)	25,127	47

Total	$32,694,189	$(483,942)	$34,917,708	$(1,043,982)

Total derivatives excluding accrued interest		$(483,942)		$(1,043,982)
Accrued interest		(229)		(27,661)

Net derivative balances		$(484,171)		$(1,071,643)

Net derivative asset balances		$1,668		$5,770
Net derivative liability balances		(485,839)		(1,077,413)

Net derivative balances		$(484,171)		$(1,071,643)

Hedging Activities.

We document all relationships between derivatives designated as hedging instruments and hedged items, our risk management objectives and strategies for undertaking various hedge transactions, and our method of assessing effectiveness. This process includes linking all derivatives that are designated as fair value hedges to assets and liabilities on the balance sheet. We also formally assess (both at the hedge’s inception and at least quarterly on an ongoing basis) whether the derivatives that are used in hedging transactions have been effective in offsetting changes in the fair value of hedged items and whether those derivatives may be expected to remain effective in future periods. We typically use regression analyses or other statistical analyses to assess the effectiveness of our hedges.

We discontinue hedge accounting prospectively when: (1) we determine that the derivative is no longer effective in offsetting changes in the fair value of a hedged item; (2) the derivative and/or the hedged item expires or is sold, terminated, or exercised; or (3) management determines that designating the derivative as a hedging instrument in accordance with SFAS 133 is no longer appropriate.

Consolidated Obligations – While COs are the joint and several obligations of the Federal Home Loan Banks, each Federal Home Loan Bank has COs for which it is the primary obligor. We enter into derivatives to hedge the interest rate risk associated with our specific debt issuances. For instance, in a typical transaction, fixed-rate COs are issued for us, and we simultaneously enter into a matching derivative in which the counterparty pays fixed cash flows to us designed to mirror in timing and amount the cash outflows we pay on the CO. These transactions are treated as fair value hedges under SFAS 133. In this typical transaction, we pay a variable cash flow that closely matches the interest payments we receive on short-term or variable-rate Advances, typically 3-month LIBOR. This intermediation between the capital and derivative markets permits us to raise funds at lower costs than would otherwise be available through the issuance of simple fixed- or floating-rate COs.

Advances – With issuances of putable Advances, we may purchase from the member a put option that enables us to convert an Advance from fixed rate to floating rate if interest rates increase or to terminate the Advance and extend additional credit on new terms. We may hedge a putable Advance by entering into a cancelable derivative with a non-member counterparty pursuant to which we pay a fixed rate and receive a variable rate. This type of hedge is treated as a fair value hedge under SFAS 133. The derivative counterparty may cancel the derivative on the put date, which the counterparty normally would exercise in a rising rate environment, and we can convert the Advance to a floating rate.

The optionality embedded in certain financial instruments held by us can create interest rate risk. When a member prepays an Advance, we could suffer lower future income if the principal portion of the prepaid Advance were invested in lower-yielding assets that continue to be funded by higher-cost debt. To protect against this risk, we generally charge a prepayment fee that makes us financially indifferent to a member’s decision to prepay an Advance.

Mortgage assets – We invest in MBS, ABS and MPP mortgage assets. The prepayment options embedded in mortgage assets can result in extensions or contractions in the expected prepayments of these investments, depending on changes in estimated prepayment speeds. We may manage the interest rate and prepayment risk associated with fixed-rate mortgage loans by funding some mortgage assets with COs that have call features. In addition, we may use derivatives to manage the prepayment and duration variability of mortgage assets.

We manage the interest rate and prepayment risk associated with mortgages through a combination of debt issuance and derivatives. We issue both callable and non-callable debt to achieve cash flow patterns and liability durations similar to those expected on the mortgage loans.

Firm commitment strategies – Prior to July 1, 2003, we hedged the market value of purchase commitments on fixed-rate mortgage loans by using derivatives with similar market value characteristics. We normally hedged these commitments by selling to-be-announced MBS. A to-be-announced mortgage-backed security represents a forward contract derivative for the sale of MBS at a future agreed upon date. Upon the expiration of the mortgage purchase commitment, we purchased the to-be-announced derivative to close the hedged position. When the derivative settled, the current market value of the commitments was included with the basis of the mortgage loans and amortized accordingly. This transaction was treated as a fair value hedge.

We adopted SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, as of July 1, 2003. This adoption resulted in a net gain of $4,628,000 for the year ending December 2003. Mortgage purchase commitments entered into after June 30, 2003, are considered derivatives. Accordingly, both the mortgage purchase commitment and the to-be-announced securities used in the firm commitment hedging strategy are recorded as a derivative asset or derivative liability at fair value, with changes in fair value recognized in current period earnings. When the mortgage purchase commitment derivative settles, the current market value of the commitment is included with the basis of the mortgage loan and amortized accordingly.

Investments – We invest in U.S. government-sponsored enterprise securities, mortgage-backed and asset-backed securities, and the taxable portion of state or local housing finance agency securities. The interest rate and prepayment risk associated with these investment securities is managed through a combination of debt issuance and derivatives. We primarily manage the prepayment and interest rate risk by funding investment securities with COs that have call features. These investment securities may be classified as held-to-maturity, available-for-sale, or trading securities.

For available-for-sale securities that have been hedged and qualify as a fair value hedge, we record the portion of the change in value related to the risk being hedged in other income as Net realized and unrealized gain (loss) on derivatives and hedging activities together with the related change in the fair value of the derivative, and the remainder of the change in other comprehensive income as Net unrealized gain (loss) on available-for-sale securities.

We may also manage the risk arising from changing market prices of investment securities classified as trading by entering into derivatives (economic hedges) that offset the changes in fair value of the securities. The market value changes of both the trading security and the associated derivative are included in other income in the Statement of Income and presented as part of the “net gains (loss) on trading security” and “net realized and unrealized gain (loss) on derivatives and hedging activities.”

We are not a derivative dealer and thus do not trade derivatives for short-term profit.

Credit risk – We are subject to credit risk due to the risk of non-performance by counterparties to the derivative agreements. The degree of counterparty risk on derivative agreements depends on the extent to which master netting arrangements are included in such contracts to mitigate the risk. We manage counterparty credit risk through credit analysis and collateral requirements and by following the requirements set forth in Finance Board regulations. Based on credit analyses and collateral requirements, our management does not reasonably anticipate any credit losses on derivative agreements.

The contractual or notional amount of derivatives reflects our involvement in the various classes of financial instruments. The notional amount of derivatives does not measure our credit risk exposure, and our maximum credit exposure is substantially less than the notional amount. The maximum credit risk is the estimated cost of replacing favorable interest rate swaps, forward agreements, mandatory delivery contracts for mortgage loans executed after June 30, 2003, and purchased caps and floors if the counterparty defaults, and the related collateral, if any, is of no value to us. This collateral has not been sold or repledged.

At December 31, 2004, and 2003, our maximum credit risk, as defined above, was approximately $1,668,000 and $5,770,000, respectively. These totals include $3,891,000 and $2,451,000, respectively, of net accrued interest receivable. In determining maximum credit risk, we consider accrued interest receivables and payables, and the legal right to offset assets and liabilities by counterparty. We held cash totaling $1,280,000 and $976,000 as collateral as of December 31, 2004, and 2003, respectively. Additionally, collateral with respect to derivatives with member institutions includes collateral assigned to us, as evidenced by a written security agreement and held by the member institution for our benefit.

We transact most of our derivatives with large banks and major broker-dealers. Some of these banks and broker-dealers or their affiliates buy, sell, and distribute COs. Note 17 discusses assets pledged by us to these counterparties.

We have not issued COs denominated in currencies other than U.S. dollars.

Intermediation. To assist our members in meeting their off-balance sheet hedging needs, we act as an intermediary between the members and other non-member counterparties by entering into offsetting derivatives. This intermediation allows smaller members access to the derivatives market. The derivatives used in intermediary activities do not qualify for SFAS 133 hedge accounting treatment and are separately marked-to-market through earnings. The net result of the accounting for these derivatives does not significantly affect our operating results. These amounts are recorded in other income and presented as “net realized and unrealized gain (loss) on derivatives and hedging activities.”

Derivatives in which we act as an intermediary may arise when we: (1) enter into derivatives with members and offsetting derivatives with other counterparties to meet the needs of our members, and (2) enter into derivatives to offset the economic effect of other derivatives that are no longer designated to either Advances, investments, or COs.

The notional principal of derivatives in which we acted as an intermediary is $40,000,000 and $80,000,000 at December 31, 2004, and 2003, respectively. The fair value of the notional principal of derivatives in which we acted as an intermediary is $4,000 and $50,000 at December 31, 2004, and 2003, respectively.

Note 16 — Estimated Fair Values

We have determined the following estimated fair value amounts by using available market information, our assumptions of appropriate valuation models, and a model validation process which follows the Finance Board’s guidelines. These estimates are based on pertinent information available to us as of December 31, 2004, and 2003. Because of the assumptions used in the valuation process, there are inherent limitations in estimating the fair value of these instruments. For example, because an active secondary market does not exist for a portion of our financial instruments, in certain cases, fair values are not subject to precise quantification or verification and may change as economic and market factors and evaluation of those factors change. Therefore, these estimated fair values are not necessarily indicative of the amounts that would be realized in current market transactions. The Fair Value Summary Tables do not represent an estimate of the overall market value of us as a going concern, which would take into account future business opportunities.

Cash and Due from Banks. The estimated fair value approximates the recorded book balance.

Interest-bearing Deposits Including Certificates of Deposit. The estimated fair value of interest-bearing deposits approximates the recorded book balance. The estimated fair value of certificates of deposits is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable.

Investment Securities. The estimated fair value of certain held-to-maturity investments, including mortgage-backed and asset-backed securities, are based on quoted prices, excluding accrued interest, as of the last business day of the year. For certain other investments, including state agency securities, and available-for sale securities, quoted prices are not available. For these investments, the estimated fair value is determined by calculating the present value of the expected future cash flows and reducing the amount for accrued interest receivable.

Federal Funds Sold. The estimated fair value is determined by calculating the present value of the expected future cash flows, excluding accrued interest, for instruments with more than one day to maturity. The discount rates used in these calculations are the rates for federal funds with similar terms. The estimated fair values approximate the recorded book balance of federal funds with one day to maturity.

Advances and Other Loans. We determine the estimated fair value of Advances with fixed rates and Advances with complex floating rates by calculating the present value of expected future cash flows from the Advances and excluding the amount for accrued interest receivable. The discount rates used in these calculations are the replacement Advance rates for Advances with similar terms. Pursuant to the Finance Board’s Advances regulations, Advances with a maturity and repricing period greater than six months require a prepayment fee sufficient to make us financially indifferent to the borrower’s decision to prepay the Advances. Therefore, the estimated fair value of Advances does not assume prepayment risk.

Mortgage Loans Held for Portfolio. The estimated fair values for mortgage loans are determined based on their quoted market prices or on quoted market prices on similar mortgage loans. These prices, however, can change based upon market conditions and are dependent upon the underlying prepayment characteristics.

Accrued Interest Receivable and Payable. The estimated fair value approximates the recorded book value.

Derivative Assets/liabilities. We base the estimated fair values of derivatives on available market prices of instruments with similar terms including accrued interest receivable and payable. However, active markets do not exist for many types of financial instruments. Consequently, fair values for these instruments must be estimated using discounted cash flow analysis and comparisons to similar instruments. Estimates developed using these methods are subjective and require judgments regarding matters such as the amount and timing of future cash flows and the selection of discount rates that appropriately reflect market and credit risks. The estimated fair values are based on our assumptions underlying the valuation model. Because these estimates are made as of a specific point in time, as market conditions change, these estimates may change. The fair values are netted by counterparty where such legal right exists. If these fair value amounts are positive, they are classified as an asset, or, if negative, a liability.

Deposits. All deposits at December 31, 2004, and 2003, were variable rate deposits. For such deposits, fair value approximates the carrying value.

Consolidated Obligations. We determine the estimated fair value of COs by calculating the present value of the expected future cash flows incorporating interest rate volatility and yield curves.

Mandatorily Redeemable Capital Stock. The fair value of capital subject to mandatory redemption is generally at par value. Fair value also includes estimated dividends earned at the time of reclassification from equity to liabilities, until such amount is paid, and any subsequently declared stock dividend. Stocks can only be acquired by members at par value and redeemed at par value. Stock is not traded and no market mechanism exists for the exchange of stock outside the cooperative structure.

Commitments. The estimated fair value of our letters of credit was immaterial at December 31, 2004, and 2003.

The carrying value and estimated fair values of our financial instruments at December 31, 2004, were as follows ($ amounts in thousands).

2004 FAIR VALUE SUMMARY TABLE

Financial Instruments	Carrying Value	Net Unrealized Gains/(Losses)	Estimated Fair Value
Assets
Cash and due from banks	$44,628		$44,628
Interest-bearing deposits	510,645	$(87)	510,558
Federal funds sold	3,280,000	(264)	3,279,736
Trading security	88,532		88,532
Available-for-sale securities	1,149,193		1,149,193
Held-to-maturity securities	6,068,145	1,219	6,069,364
Advances	25,230,470	59,846	25,290,316
Mortgage loans held for portfolio, net	7,761,767	(41,188)	7,720,579
Accrued interest receivable	109,827		109,827
Derivative assets	1,668		1,668

Liabilities
Deposits	879,417		879,417
COs
Discount Notes	10,631,051	2,377	10,628,674
CO Bonds	29,816,178	(94,466)	29,910,644
Accrued interest payable	244,295		244,295
Derivative liabilities	485,839		485,839
Mandatorily redeemable capital stock	30,259		30,259

Other
Advance commitments	0	(65)	(65)

The carrying value and estimated fair values of our financial instruments at December 31, 2003, were as follows ($ amounts in thousands).

2003 FAIR VALUE SUMMARY TABLE

Financial Instruments	Carrying Value	Net Unrealized Gains/(Losses)	Estimated Fair Value
Assets
Cash and due from banks	$51,423		$51,423
Interest-bearing deposits	242,511		242,511
Federal funds sold	1,067,000		1,067,000
Trading security	101,072		101,072
Available-for-sale securities	1,184,372		1,184,372
Held-to-maturity securities	5,725,820	$40,988	5,766,808
Advances	28,924,573	110,402	29,034,975
Mortgage loans held for portfolio, net	7,433,231	(236)	7,432,995
Accrued interest receivable	119,081		119,081
Derivative assets	5,770		5,770
Liabilities
Deposits	1,212,569		1,212,569
Other borrowings
COs
Discount Notes	10,440,519	339	10,440,180
CO Bonds	29,831,180	(164,171)	29,995,351
Accrued interest payable	246,601		246,601
Derivative liabilities	1,077,413		1,077,413

Note 17 — Commitments and Contingencies

As described in Note 11, the Federal Home Loan Banks have joint and several liability for all the COs issued on behalf of any of them. Accordingly, should one or more of the Federal Home Loan Banks be unable to repay its participation in the COs, each of the other Federal Home Loan Banks could be called upon to repay all or part of such obligations, as determined or approved by the Finance Board No Federal Home Loan Bank has had to assume or pay the CO of another Federal Home Loan Bank. We considered the guidance under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including indirect guarantees of indebtedness of others (“FIN 45”), and determined it was not necessary to recognize the fair value of our joint and several liability for all of the COs. We consider the joint and several liability as a related party guarantee. Related party guarantees meet the scope exceptions in FIN 45. Accordingly, we do not recognize a liability for our joint and several obligation related to COs issued for the benefit of other Federal Home Loan Banks at December 31, 2004 and 2003. The par amounts of the Federal Home Loan Banks’ outstanding COs, including COs held by other Federal Home Loan Banks were approximately $869.2 billion and $759.5 billion at December 31, 2004 and 2003.

Commitments that legally bind and unconditionally obligate us for additional Advances totaled approximately $14,519,000 and $54,449,000 at December 31, 2004, and 2003, respectively. Commitments generally are for periods up to 12 months. Based on management’s credit analyses and collateral requirements, we do not deem it necessary to record any additional liability on these commitments. Commitments are fully collateralized at the time of issuance (see Note 7).

As described in Note 1, for managing the inherent credit risk in the MPP program, participating members pay us credit enhancement fees in order to fund the LRA and pay SMI. When a credit loss occurs, the accumulated LRA is used to cover the credit loss in excess of equity and primary mortgage insurance. Funds not used are returned to the member over time. SMI provides additional coverage over and above losses covered by the LRA. The LRA is an indicator of the potential expected losses for which we are liable. The LRA amounted to $8,905,000 and $5,555,000 at December 31, 2004, and 2003, respectively. Additional probable losses are provided through the allowance for credit losses. No allowance for credit losses is considered necessary at December 31, 2004. As of December 31, 2003, the allowance for loan losses was $574,000.

Commitments that unconditionally obligate us to fund/purchase mortgage loans totaled $204,015,000 and $25,127,000 at December 31, 2004, and 2003, respectively. Commitments are generally for periods not to exceed 91 days. In accordance with SFAS 149, such commitments entered into after June 30, 2003, were recorded as derivatives at their fair value. The estimated fair value of commitments is reported in Note 16.

We generally execute derivative agreements with major banks and broker-dealers and generally enter into bilateral collateral agreements. We had pledged, as collateral, cash totaling $43,570,000 and $242,436,000 at December 31, 2004, and 2003, respectively. These amounts are included in interest-bearing deposits on the Statement of Condition.

We entered into $108,000,000 par value of CO Bonds that had traded but not settled as of December 31, 2004. There were no Discount Notes traded that had not settled as of December 31, 2004.

We are subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on our financial condition or results of operations.

Notes 7, 8, 11, 12, 13, and 16 discuss other commitments and contingencies.

Note 18 – Transactions with Other Federal Home Loan Banks

Our activities with other Federal Home Loan Banks are summarized below, and have been identified in the Statement of Condition, Statement of Income, and Statement of Cash Flows.

Borrowings with other Federal Home Loan Banks. Occasionally, we loan (or borrow) short-term funds to (from) other Federal Home Loan Banks. There were no loans to or from other Federal Home Loan Banks outstanding at December 31, 2004 or 2003. Loans to other Federal Home Loan Banks and principal repayments of these loans during the years ended December 31 2004, 2003 and 2002 were $2.8 billion, $4.5 billion, and $3.0 billion, respectively. Interest income earned on these loans was $278,000, $184,000 and $147,000, during the years ended 2004, 2003 and 2002, respectively. Borrowings from other Federal Home Loan Banks and principal repayments on these loans during the years ended December 31, 2004, 2003 and 2002 were $0, $525 million and $288 million, respectively. Interest expense incurred on these borrowings was $0, $21,000 and $12,000 during the years ended 2004, 2003 and 2002, respectively.

Investments in other Federal Home Loan Bank Consolidated Obligations. Our available-for-sale investment securities portfolio includes purchases of COs for which other Federal Home Loan Banks are the primary obligors. The balances of these investments are presented in Note 5. All of these COs were purchased in the open market from third parties and are accounted for in the same manner as other similarly classified investments. We recorded gross interest income of approximately $12.5 million for the years ended December 31, 2004, 2003 and 2002, respectively, on these investments in COs on which another Federal Home Loan Bank is the primary obligor.

Assumption of other Federal Home Loan Bank Consolidated Obligations. We may, from time to time, assume the outstanding primary liability of another Federal Home Loan Bank rather than issue new debt for which we are the primary obligor. During the years ended December 31, 2004, 2003 and 2002, the par amounts of such COs transferred to us totaled $0, $70 million and $0, respectively. The net discounts associated with these transactions were $0, $1.2 million and $0 in 2004, 2003 and 2002, respectively. We account for these transfers in the same manner as we account for new debt issuances (see Note 11).

Note 19 – Transactions with Shareholders

Our activities with shareholders are summarized below, and have been identified in the Statement of Condition, Statement of Income, and Statement of Cash Flows.

As a cooperative, our capital stock is owned by our members, former members that retain the stock as provided in our capital plan or by non-member institutions that have acquired members and must retain the stock to support Advances or other activities with our Bank. All Advances are issued to members, and all mortgage loans held for portfolio are purchased from members. We also maintain demand deposit accounts for members, former members and non-members, primarily to facilitate settlement activities that are directly related to Advances and mortgage loan purchases. We may not invest in any equity securities issued by our shareholders and we have not entered into any interest rate exchange agreements with any of our shareholders.

In the normal course of business, we have invested in federal funds sold activity and other short-term investments with shareholders or their affiliates.

In addition, included in our held-to-maturity investment portfolio are purchases of MBS issued by shareholders or their affiliates. The MBS amounts outstanding at December 31, 2004 and 2003 are presented in Note 6.

As provided by statute, the only voting rights conferred upon our members are for the election of directors. In accordance with the Bank Act and Finance Board regulations, members elect a majority of our Board of Directors. The remaining directors are appointed by the Finance Board. Under the statute and regulations, each elective directorship is designated to one of the two states in our district, and each member is entitled to vote only for candidates for the state in which the member’s principal place of business is located. A member is entitled to cast, for each applicable directorship, one vote for each share of capital stock that the member is required to hold, subject to a statutory limitation. Under this limitation, the total number of votes that a member may cast is limited to the average number of shares of our capital stock that were required to be held by all members in that state as of the record date for voting. Previous member stockholders are not entitled to cast votes for the election of directors. At December 31, 2004 and 2003, no member owned more than 10% of the voting interests of our Bank due to statutory limits on members’ voting rights as discussed above.

All transactions with members or their affiliates are entered into in the ordinary course of business. Finance Board regulation requires us to provide the same pricing for Advances and other services to all members regardless of asset or transaction size, charter type, or geographic location. We may, in pricing our Advances, distinguish among members based upon our assessment of the credit and other risks to us of lending to any particular member, or other reasonable criteria that may be applied equally to all members. We apply such standards and criteria consistently, and without discrimination, to all members applying for Advances.

Transactions with Directors’ Financial Institutions. We provide, in the ordinary course of business, products and services to members whose officers or directors may serve on our Board of Directors (“Directors’ Financial Institutions”). Finance Board regulations require that transactions with Directors’ Financial Institutions be made on the same terms as those with any other member. As of December 31, 2004 and 2003, Advances outstanding to Directors’ Financial Institutions aggregated $6.6 billion and $7.1 billion, representing 26.6% and 25.5% of our outstanding Advances, at par, respectively. During the years ended December 31, 2004, 2003 and 2002, we acquired approximately $442 million, $2.4 billion, and $4.0 billion, respectively, of mortgage loans that were originated by Directors’ Financial Institutions. As of December 31, 2004 and 2003, capital stock outstanding to Directors’ Financial Institutions aggregated $455 million and $390 million, representing 22.2% and 20.3% of our total outstanding capital stock, respectively.

Concentrations. As of December 31, 2004 and 2003, Advances outstanding to shareholders with more than 10% of our outstanding capital stock aggregated $10.2 billion and $12.7 billion, representing 41.1% and 45.4% of our total outstanding Advances, at par, respectively. During the years ended December 31, 2004, 2003 and 2002, we acquired approximately $661 million, $2.3 billion and $3.9 billion in mortgage loans that were originated by shareholders owning more than 10% of our outstanding capital stock, representing 34.4%, 48.3% and 69.8%, respectively, of mortgage loans that were originated, at par.

Statement of Condition ($ and share amounts in thousands, except par value)

Unaudited

	March 31, 2005	December 31, 2004
Assets
Cash and due from banks	$10,602	$44,628
Interest-bearing deposits, members and non-members	139,346	510,645
Federal funds sold, members and non-members	1,920,000	3,280,000
Trading security	79,998	88,532
Available-for-sale securities (a), includes investments in other Federal Home Loan Bank COs of $229,805 and $234,899	1,016,867	1,149,193
Held-to-maturity securities (b) (Note 3), members and non-members	6,215,768	6,068,145
Advances to members (Note 4 )	25,650,277	25,230,470
Mortgage loans held in portfolio, net of allowance for credit losses on mortgage loans of $0 in 2005 and $574 in 2004 (Note 5)	8,992,714	7,761,767
Accrued interest receivable	121,956	109,827
Premises and equipment, net	10,895	11,167
Derivative assets (Note 9 )	56,590	1,668
Other assets	33,071	37,089

Total assets	$44,248,084	$44,293,131

Liabilities and Capital
Interest-bearing deposits
Demand and overnight	$975,070	$877,880
Other	22,002	1,537

Total interest-bearing deposits	997,072	879,417

COs, net (Note 6 )
Discount Notes	9,835,861	10,631,051
CO Bonds	30,524,457	29,816,178

Total COs, net	40,360,318	40,447,229

Accrued interest payable	290,700	244,295
AHP	26,234	26,526
Payable to REFCORP	7,413	7,662
Derivative liabilities (Note 9 )	323,358	485,839
Mandatorily redeemable capital stock	33,615	30,259
Other liabilities	39,807	39,220

Total liabilities	42,078,517	42,160,447

Commitments and contingencies (Note 11 )

Capital
Capital Stock-Class B-1 putable ($100 par value) issued and outstanding shares: 20,441 in 2004, and 20,169 in 2003	2,044,127	2,016,931
Capital Stock-Class B-2 putable ($100 par value) issued and outstanding shares: 0 in 2004 and 2003		—

Total Capital Stock putable ($100 par value) issued and outstanding shares: 20,441 shares in 2004 and 20,169 shares in 2003	2,044,127	2,016,931

Retained earnings	125,204	116,187
Accumulated other comprehensive income
Net unrealized gain on available-for-sale securities	2,438	1,768
Other	(2,202)	(2,202)

Total capital	2,169,567	2,132,684

Total Liabilities and Capital	$44,248,084	$44,293,131

The accompanying notes are an integral part of these financial statements.

(a)	Amortized cost: $969,334 and $1,078,053 at March 31, 2005 and December 31, 2004.

(b)	Fair values: $6,152,232 and $6,069,364 at March 31, 2005 and December 31, 2004.

Statement of Income ($ amounts in thousands)

Unaudited

	For the Quarter Ended March 31,
	2005	2004
Interest Income
Advances to members	$183,322	$118,002
Interest-bearing deposits, members and non-members	3,234	647
Federal funds sold, members and non-members	18,913	2,891
Trading security	1,393	1,595
Available-for-sale securities, includes interest on investments in other Federal Home Loan Bank COs of $1,406 and $635	6,713	3,038
Held-to-maturity securities, members and non-members	64,524	58,907
Mortgage loans held for portfolio	103,857	90,326
Loans to other Federal Home Loan Banks	36	15

Total interest income	381,992	275,421

Interest Expense
COs	322,795	228,272
Deposits	5,565	3,093
Borrowings from other Federal Home Loan Banks	21	—
Mandatorily redeemable Capital Stock	317	144
Other borrowings		1

Total interest expense	328,698	231,510

Net interest income	53,294	43,911
Provision for credit losses on mortgage loans	—	—

Net interest income after mortgage loan loss provision	53,294	43,911

Other Income
Service fees	367	322
Net gain (loss) on trading security	(1,684)	(385)
Net realized and unrealized gain (loss) on derivatives and hedging activities	(1,425)	(2,120)
Other, net	369	276

Total other income	(2,373)	(1,907)

Other Expense
Salaries and benefits	5,732	4,717
Other operating expenses	2,371	2,146
Finance Board	449	388
Office of Finance	335	251
Other	445	419

Total other expense	9,332	7,921

Income Before Assessments	41,589	34,083

AHP	3,428	2,798
REFCORP	7,632	6,244

Total assessments	11,060	9,042

Income before cumulative effect of change in accounting principle	30,529	25,041
Cumulative effect of change in accounting principle	—	(67)

Net Income	$30,529	$24,974

Statement of Capital ($ amounts and shares in thousands)

Unaudited

	Capital Stock Class B-1 Putable		Capital Stock Class B-2 Putable		Retained Earnings	Accumulated Other Comprehensive Income	Total Capital
	Shares	Par Value	Shares	Par Value
Balance, December 31, 2003	19,174	$1,917,400	8	$750	$93,105	$(2,705)	$2,008,550
Proceeds from sale of capital stock	345	34,572					34,572
Repurchase/redemption of capital stock	(93)	(9,271)					(9,271)
Net shares reclassified to mandatorily redeemable capital stock	(209)	(20,948)	(8)	(750)			(21,698)

Comprehensive income
Net income					24,974		24,974

Other comprehensive income
Net unrealized gain on available-for-sale securities						737	737
Other						—	—

Total comprehensive income					24,974	737	25,711

Mandatorily redeemable capital stock distributions					(99)		(99)
Dividends on capital stock
Cash					(22)		(22)
Stock (5.00%)	240	23,985			(23,985)

Balance, March 31, 2004	19,457	$1,945,738	—	—	$93,973	$(1,968)	$2,037,743

	Capital Stock Class B-1 Putable		Capital Stock Class B-2 Putable		Retained Earnings	Accumulated Other Comprehensive Income	Total Capital
	Shares	Par Value	Shares	Par Value
Balance, December 31, 2004	20,169	$2,016,931	—	—	$116,187	$(434)	$2,132,684
Proceeds from sale of capital stock	169	16,949					16,949
Repurchase/redemption of capital stock	(79)	(7,929)					(7,929)
Net shares reclassified to mandatorily redeemable capital stock	(33)	(3,284)					(3,284)

Comprehensive income
Net income					30,529		30,529

Other comprehensive income
Net unrealized gain on available-for-sale securities						670	670
Other						—	—

Total comprehensive income					30,529	670	31,199

Mandatorily redeemable capital stock distributions					(30)		(30)
Dividends on capital stock
Cash					(22)		(22)
Stock (4.25%)	215	21,460			(21,460)

Balance, March 31, 2005	20,441	$2,044,127	—	—	$125,204	$236	$2,169,567

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows ($ amounts in thousands)

Unaudited

	For the Quarter Ended March 31,
	2005	2004
Operating Activities
Net income	$30,529	$24,974
Cumulative effect of change in accounting principle		(67)

Income before cumulative effect of change in accounting principle	30,529	25,041

Adjustments to reconcile income before cumulative effect of change in accounting principle to net cash provided by (used in) operating activities
Depreciation and amortization
Net premiums and discounts on COs	1,370	2,086
Net premiums and discounts on investments	(2,127)	(3,525)
Net premiums and discounts on mortgage loans	1,728	6,897
Concessions on CO bonds	1,623	5,594
Net deferred (gain) loss on derivatives	(33)	16
Premises and equipment	370	386
Other fees and amortization	729	4,441
Non-cash interest on mandatorily redeemable capital stock	285	(8)
Decrease (increase) in fair value of trading security	8,534	386
Gain due to change in net fair value adjustment on derivative and hedging activities	(3,510)	(5,598)
Decrease (increase) in accrued interest receivable	(12,129)	55
(Decrease) increase in net derivatives – net accrued interest	(30,317)	(23,628)
(Increase) decrease in other assets	5,222	14
Net (decrease) increase in AHP liability and discount on AHP Advances	(292)	(3,432)
Increase in accrued interest payable	46,405	9,023
Increase (decrease) in payable to REFCORP	(250)	(346)
Increase (decrease) in other liabilities	587	(3,383)

Total adjustments	18,195	(11,022)

Net cash provided by operating activities	48,724	14,019

Investing Activities
Net (increase) decrease in interest-bearing deposits, members and non-members	371,300	(41,100)
Net (increase) decrease in Federal funds sold, members and non-members	1,360,000	(316,000)
Proceeds from maturities of long-term held-to-maturity securities, members and non-members	350,479	446,699
Purchases of long-term held-to-maturity securities, non-members	(496,072)	(386,585)
Proceeds from maturities of available-for-sale securities, non-members	108,815	—
Principal collected on Advances	13,643,861	12,032,959
Advances made	(14,332,917)	(10,293,236)
Principal collected on mortgage loans held for portfolio	331,475	330,347
Mortgage loans purchased	(1,570,017)	(340,752)
Principal collected on loans to other Federal Home Loan Banks	525,000	275,000
Loans to other Federal Home Loan Banks	(525,000)	(275,000)
Net increase in premises and equipment	(98)	(539)

Net cash provided by (used in) investing activities	(233,174)	1,431,793

	For the Quarter Ended March 31,
	2005	2004
Financing Activities
Net increase in deposits	117,654	179,449
Net proceeds from issuance of COs
Discount Notes	176,261,537	128,762,436
CO Bonds	1,983,836	4,764,939
Payments for maturing and retiring COs
Discount Notes	(177,060,558)	(128,291,756)
CO Bonds	(1,160,800)	(6,846,750)
Proceeds from borrowings from other Federal Home Loan Banks	300,000	—
Payments on maturities of borrowings from other Federal Home Loan Banks	(300,000)	—
Proceeds from issuance of capital stock	16,949	34,572
Payments for redemption of mandatorily redeemable capital stock	(244)	—
Payments for repurchase/redemption of capital stock	(7,928)	(9,271)
Cash dividends paid	(22)	(22)

Net cash (used in) provided by financing activities	150,424	(1,406,403)

Net (decrease) increase in cash and cash equivalents	(34,026)	39,409

Cash and cash equivalents at beginning of the year	44,628	51,423

Cash and cash equivalents at end of the year	$10,602	$90,832

Supplemental Disclosures
Interest paid	$221,614	$219,676
AHP payments	3,719	6,229
REFCORP payments	7,882	6,589

The accompanying notes are an integral part of these financial statements.

FEDERAL HOME LOAN BANK OF INDIANAPOLIS

NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies and Basis of Presentation

The significant accounting policies and the financial condition and results of operation for the Federal Home Loan Bank of Indianapolis as of December 31, 2004, are contained in the audited financial statements and notes for the year then ended. The unaudited financial statements for the quarter ended March 31, 2005 should be read in conjunction with the audited financial statements for the year ended December 31, 2004. The accompanying financial statements of the Bank contain all adjustments necessary (consisting of only normal recurring adjustments) for a fair statement of interim financial condition, and results of operations, and conform with generally accepted accounting principles (GAAP) as they apply to interim financial statements. The results of operations for the quarter ended March 31, 2005, are not necessarily indicative of the results to be expected for a full year.

Use of Estimates. The preparation of financial statements requires management to make assumptions and estimates. These assumptions and estimates affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of income and expenses. Actual results could differ from these estimates.

We have included descriptions of significant accounting policies in Note 1 to the Financial Statements in our audited financial statements for the year ended December 31, 2004. There have been no significant changes to these policies as of March 31, 2005.

Reclassifications. Certain reclassifications have been made in the prior-year financial statements to conform to current presentation.

Note 2—Proposed or Recently Issued Accounting Standards & Interpretations

EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the FASB reached a consensus on EITF 03-1, which clarifies the application of an impairment model to determine whether investments are other-than-temporarily impaired. The provisions of EITF 03-1 must be applied prospectively to all current and future investments accounted for in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities. On September 15, 2004, the FASB issued proposed FASB Staff Position (FSP) EITF 03-1-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, “The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” (“FSP EITF 03-1-a”) to provide guidance on the application of paragraph 16 of EITF 03-1 to debt securities that are impaired because of interest rate and/or sector spread increases. On September 30, 2004, the FASB issued FSP EITF Issue 03-1-1, Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, “The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments” (“FSP EITF 03-1-1”), which deferred the effective date of the impairment measurement and recognition provisions contained in specific paragraphs of EITF 03-1 and expanded the scope of proposed FSP EITF 03-1-a to include all securities, not only debt securities.

The comment period for proposed FSP EITF 03-1-a ended on October 29, 2004 and the effective date has been deferred indefinitely. The deferral of the effective date for paragraphs 10-20 of EITF 03-1 as reported in FSP EITF 03-1-1 will be superseded concurrently with the final issuance of proposed FSP EITF Issue 03-1-a.

We do not expect the new rules to have a material impact on our results of operations at the time of adoption. We purchase investments for our held-to-maturity portfolio only when we have the intent and financial ability to hold the investments to maturity.

Adoption of SOP 03-3. The American Institute of Certified Public Accountants issued Statement of Position 03-3 (herein referred to as “SOP 03-3”), “Accounting for Certain Loans or Debt Securities Acquired in a Transfer” in

December 2003. SOP 03-3 provides guidance on the accounting for differences between contractual and expected cash flows from the purchaser’s initial investment in loans or debt securities acquired in a transfer, if those differences are attributable, at least in part, to credit quality. Among other things, SOP 03-3 (1) prohibits the recognition of the excess of contractual cash flows over expected cash flows as an adjustment of yield, loss accrual, or valuation allowance at the time of purchase; (2) requires that subsequent increases in expected cash flows be recognized prospectively through an adjustment of yield; and (3) requires that subsequent decreases in expected cash flows be recognized as an impairment. In addition, SOP 03-3 prohibits the creation or carryover of a valuation allowance in the initial accounting of all loans within its scope that are acquired in a transfer.

We adopted SOP-03-3 as of January 1, 2005. At the time of adoption, we determined that the requirements of SOP-03-3 did not have a material impact on our financial condition or results of operations.

SFAS 123(R). The FASB issued Statement of Financial Accounting Standards No. 123 (R) “Share-Based Payments” in December 2004 which revises SFAS 123 and supersedes APB 25. In March 2005, the SEC issued SAB 107 which provides interpretive guidance on SFAS 123R. Accounting and reporting under SFAS 123R is generally similar to the SFAS 123 approach. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123R permits adoption using one of two methods – modified prospective or modified retrospective. We do not expect this rule to have any impact on our results of operation, since we do not provide stock based compensation.

SFAS 153. The FASB issued Statement of Financial Accounting Standards No. 153 “Exchanges of Nonmonetary Assets, an amendment of ABP Opinion No. 29” (herein referred to as “SFAS 153”). This statement amends APB No. 29 “Accounting for Nonmonetary Transactions” to eliminate the concept of “exchanges of similar productive assets” and replace it with a concept of “exchanges of productive assets that do not have commercial substance.” Its primary result is to broaden convergence and improve comparability of financial reporting across international borders. SFAS 153 becomes effective for all nonmonetary exchange transactions entered into after June 15, 2005, and is to be applied on a prospective basis. We do not expect the adoption of this standard to have a material impact on our results of operations or financial condition.

FSP No. FAS 131-a, Determining Whether Operating Segments have “Similar Economic Characteristics” under Paragraph 17, of FASB Statement No. 131, Disclosures About Segments of an Enterprise and Related Information( SFAS 131). This proposed FASB staff position (“FSP”) will provide guidance on how to determine whether two or more operating segments have “similar economic characteristics” for purposes of proper application of SFAS 131. SFAS 131 permits two or more operating segments to be aggregated into a single segment if the segments have similar economic characteristics, and are similar in five other aggregation criteria. Specifically, the FSP will address whether both quantitative and qualitative factors should be considered for purposes of determining whether similarities exist between two or more operating segments and how an enterprise identifies the factors to consider for purposes of this determination. A final FSP is expected in the second quarter of 2005 which will coincide with the effective date of the FSP. We are currently in the process of assessing the impact of this FSP on our financial reporting segments.

SFAS 154. The FASB issued Statement of Financial Accounting Standards No. 154 “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3” (herein referred to as “SFAS 154”). Unless it is impracticable to do so, SFAS 154 amends the approach under ABP Opinion No. 20 to account for changes in accounting principle from the cumulative effect method to the retrospective method. Under the cumulative effect method, the cumulative effect of the change resulting from adoption of a new accounting principle is recorded in the period of change as a “cumulative effect of change in accounting principle” in the Statement of Income. Under SFAS 154, the application of the new accounting principle is applied to all prior accounting periods as if it had always been used resulting in an adjustment to all individual prior periods for the period-specific effects of applying the new accounting principle. SFAS 154 provides convergence among international standards and will be effective for all accounting changes adopted in fiscal years beginning after December 15, 2005. We will adopt SFAS 154 on the effective date.

Exposure Draft, Proposed Statement of Financial Accounting Standards, Fair Value Measurement. This exposure draft proposed by the Financial Accounting Standards Board defines fair value as “the price at which an asset or liability could be exchanged in a current transaction between knowledgeable, unrelated willing parties” and provides further guidance regarding three valuation techniques to consider when estimating fair value, including 1) the market approach, which estimates the fair value of the asset or liability based on observable prices and other data from transactions involving identical, similar, or otherwise comparable assets or liabilities; 2) the income approach, which estimates the fair value by converting future amounts to a single amount, incorporating present value techniques and option pricing models; and, 3) the cost approach, which estimates the fair value of an asset based on the amount that currently would be required to replace its service capacity, considering replacement cost of a substitute asset of comparable utility adjusted for obsolescence. In addition, the use of all three valuation techniques emphasizes the use of market inputs or assumptions and data that marketplace participants would use in their estimates of fair value. The proposed effective date for this standard is for fiscal years beginning after June 15, 2005, and all interim periods within those fiscal years and final issuance is expected in the third quarter of 2005. We will adopt this standard when it becomes effective and do not expect it to have a material impact on our results of operations or financial condition at the time of adoption.

Note 3—Held-to-Maturity Securities

Major Security Types. Held-to-maturity securities as of March 31, 2005, were as follows ($ amounts in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State or local housing agency obligations	$17,100	$233	—	$17,333
MBS and ABS
US agency obligations – guaranteed	106,610	108	$(6)	106,712
Government-sponsored enterprises	1,026,157	298	(18,380)	1,008,075
Other (1)	5,065,901	31,526	(77,315)	5,020,112

Total	$6,215,768	$32,165	$(95,701)	$6,152,232

(1)	There were no MBS on which other Federal Home Loan Banks are the primary obligors included in our held-to-maturity portfolio at March 31, 2005. Included in other MBS and ABS are securities issued by affiliates of members or former members that still own our capital stock.

A summary of the MBS issued by affiliates of members or former members as of March 31, 2005, follows ($ amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
ABN AMRO Mortgage Corporation	$131,462	—	$(922)	$130,540
Wells Fargo Mortgage Backed Securities Trust	274,878	$240	(4,436)	270,682

Total	$406,340	$240	$(5,358)	$401,222

Held-to-maturity securities as of December 31, 2004, were as follows ($ amounts in thousands).

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
State or local housing agency obligations	$20,195	$648	—	$20,843
MBS and ABS
US agency obligations – guaranteed	110,468	1,221	—	111,689
Government-sponsored enterprises	1,082,670	3,988	$(4,347)	1,082,311
Other (1)	4,854,812	53,265	(53,556)	4,854,521

Total	$6,068,145	$59,122	$(57,903)	$6,069,364

(1)	There were no MBS on which other Federal Home Loan Banks are the primary obligors included in our held-to-maturity portfolio at December 31, 2004. Included in other MBS and ABS are securities issued by affiliates of members or former members that still own our capital stock.

A summary of the MBS issued by affiliates of members or former members as of December 31, 2004 follows ($ amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
ABN AMRO Mortgage Corporation	$158,879	$192	$(481)	$158,590
Wells Fargo Mortgage Backed Securities Trust	286,024	1,209	(3,448)	283,785

Total	$444,903	$1,401	$(3,929)	$442,375

The following table summarizes the held-to-maturity securities with unrealized losses as of March 31, 2005. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position ($ amounts in thousands).

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
MBS and ABS
US agency obligations – guaranteed	$99,938	$(6)			$99,938	$(6)
Government-sponsored enterprises	992,339	(18,380)			992,339	(18,380)
Other (1)	3,688,363	(46,271)	$473,415	$(31,044)	4,161,778	(77,315)

Total temporarily impaired	$4,780,640	$(64,657)	$473,415	$(31,044)	$5,254,055	$(95,701)

(1)	Included in other MBS with unrealized losses greater than 12 months or more was a security we purchased from Wells Fargo Mortgage Backed Securities Trust, with an amortized cost of $112.7 million and a market value of $108.7 million. Included in other MBS with unrealized losses less than 12 months were securities we purchased from ABN AMRO with a total amortized cost of $131.5 million and a market value of $130.5 million; and, securities we purchased from Wells Fargo Mortgage Backed Securities Trust with a total amortized cost of $117.4 million and a market value of $117.0 million.

The following table summarizes the held-to-maturity securities with unrealized losses as of December 31, 2004. The unrealized losses are aggregated by major security type and length of time that individual securities have been in a continuous unrealized loss position ($ amounts in thousands).

	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
MBS and ABS
Government-sponsored enterprises	443,451	$(4,347)			$443,451	$(4,347)
Other(1)	2,154,552	(26,687)	506,801	$(26,869)	2,661,353	(53,556)

Total temporarily impaired	$2,598,003	$(31,034)	$506,801	$(26,869)	$3,104,804	($57,903)

(1)	Included in other MBS with unrealized losses greater than 12 months or more was one security we purchased from Wells Fargo Mortgage Backed Securities Trust, with an amortized cost of $117.9 million and a market value of $114.4 million. Included in other MBS with unrealized losses less than 12 months was one security we purchased from ABN AMRO with an amortized cost of $57.2 million and a market value of $56.7 million.

We reviewed our investment security holdings and have determined that all unrealized losses reflected above are temporary, based in part on the creditworthiness of the issuers and the underlying collateral. Additionally, we have the ability and the intent to hold such securities through to recovery of the unrealized losses.

Redemption Terms. The amortized cost and estimated fair value of held-to-maturity securities by contractual maturity at March 31, 2005, and December 31, 2004, are shown below ($ amounts in thousands). Expected maturities of some securities and MBS and ABS will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment fees.

	At March 31, 2005		At December 31, 2004
Year of Maturity	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost
Due in one year or less
Due after one year through five years	$3,262	$3,135	$3,242	$3,135
Due after five years through ten years
Due after 10 years	14,071	13,965	17,601	17,060
MBS and ABS	6,134,899	6,198,668	6,048,521	6,047,950

Total	$6,152,232	$6,215,768	$6,069,364	$6,068,145

The amortized cost of our MBS and ABS classified as held-to-maturity includes net discounts of $35,293,000 and $31,497,000 at March 31, 2005, and December 31, 2004, respectively.

Interest Rate Payment Terms. The following table details interest rate payment terms for investment securities classified as held-to-maturity at March 31, 2005, and December 31, 2004 ($ amounts in thousands).

	At March 31, 2005	At December 31, 2004
Amortized cost of held-to-maturity securities other than MBS and ABS
Fixed rate	$17,100	$20,195

	17,100	20,195

Amortized cost of held-to-maturity MBS and ABS
Pass-through securities
Fixed rate	6,586	7,528
Variable rate	6,666	7,224
Collateralized mortgage obligations
Fixed rate	6,106,911	5,951,118
Variable rate	78,505	82,080

Total	$6,215,768	$6,068,145

Note 4—Advances to Members

Redemption Terms. At March 31, 2005, and December 31, 2004, we had Advances outstanding, including AHP Advances at interest rates ranging from 1.57% to 8.57% and 1.38% to 8.57%, respectively, as summarized below ($ amounts in thousands).

	At March 31, 2005		At December 31, 2004
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
Due in 1 year or less	$8,041,679	3.12	$6,742,139	2.96
Due after 1 year through 2 years	4,544,877	3.22	3,927,295	3.03
Due after 2 years through 3 years	4,162,493	3.63	4,283,707	3.48
Due after 3 years through 4 years	2,354,554	4.09	3,272,055	3.89
Due after 4 years through 5 years	1,836,740	4.52	1,326,611	4.00
Thereafter	4,672,321	4.89	5,371,796	4.97
Index amortizing Advances	611	7.43	616	7.43

Total par value	25,613,275	3.73	24,924,219	3.67
Discount on AHP Advances	(859)		(908)
SFAS 133 hedging adjustments	20,218		288,782
Other adjustments (1)	17,643		18,377

Total	$25,650,277		$25,230,470

(1)	Other adjustments include deferred prepayment fees being recovered through the payment on the new Advance.

At March 31, 2005, and December 31, 2004, we had putable Advances outstanding totaling $4,976,750,000 and $5,589,750,000, respectively.

The following table summarizes Advances at March 31, 2005, and December 31, 2004, by the earlier of the year of maturity or next put date ($ amounts in thousands).

Year of Maturity or Next Put Date	At March 31, 2005	At December 31, 2004
Due in 1 year or less	$12,496,679	$11,309,139
Due after 1 year through 2 years	4,487,877	3,923,295
Due after 2 years through 3 years	4,023,493	4,234,207
Due after 3 years through 4 years	1,875,054	2,706,055
Due after 4 years through 5 years	1,312,740	1,173,611
Thereafter	1,416,821	1,577,296
Index amortizing Advances	611	616

Total par value	$25,613,275	$24,924,219

Credit Risk. Our potential credit risk from Advances is concentrated in commercial banks and savings institutions. As of March 31, 2005, we had Advances of $9,363,000,000 outstanding to two member institutions, representing 36.6% of total par Advances outstanding at quarter end. At December 31, 2004, we had Advances of $9,415,177,000 outstanding to two member institutions, representing 37.8% of total par Advances outstanding at year end 2004.

Interest Rate Payment Terms. The following table details additional interest rate payment terms for Advances at March 31, 2005, and December 31, 2004 ($ amounts in thousands).

	At March 31, 2005	At December 31, 2004
Par amount of Advances
Fixed rate	$20,455,430	$20,170,380
Variable rate	5,157,845	4,753,839

Total	$25,613,275	$24,924,219

Note 5—Mortgage Loans Held for Portfolio

The following table presents information as of March 31, 2005, and December 31, 2004, on mortgage loans held for portfolio ($ amounts in thousands).

	At March 31, 2005	At December 31, 2004
Real Estate
Fixed medium-term* single-family mortgages	$1,585,438	$1,362,275
Fixed long-term single-family mortgages	7,356,899	6,343,142
Premiums	79,036	73,460
Discounts	(48,665)	(43,617)
SFAS 133 hedging adjustments	20,006	26,507
Less: allowance for credit losses	—	—

Total mortgage loans held for portfolio	$8,992,714	$7,761,767

*	Medium-term is defined as a term of 15 years or less.

The par value of mortgage loans held for portfolio outstanding at March 31, 2005, and December 31, 2004, was comprised of FHA loans totaling $935,405,000 and $911,551,000, and conventional loans totaling $8,006,932,000 and $6,793,866,000, respectively.

Note 6—Consolidated Obligations

Redemption Terms. The following is a summary of our participation in CO Bonds outstanding at March 31, 2005, and December 31, 2004, by year of maturity ($ amounts in thousands).

	At March 31, 2005		At December 31, 2004
Year of Maturity	Amount	Weighted Average Interest Rate %	Amount	Weighted Average Interest Rate %
Due in 1 year or less	$4,576,050	2.80	$4,585,500	2.71
Due after 1 year through 2 years	6,332,205	2.94	5,712,650	2.87
Due after 2 years through 3 years	3,964,550	3.49	3,865,050	3.29
Due after 3 years through 4 years	4,321,150	3.73	4,129,200	3.54
Due after 4 years through 5 years	3,245,055	4.12	3,484,305	4.07
Thereafter	8,312,250	4.83	8,149,650	4.77

Total par value	30,751,260	3.74	29,926,355	3.65
Bond premiums	34,692		37,859
Bond discounts	(29,720)		(30,567)
SFAS 133 hedging adjustments	(231,775)		(117,469)

Total	$30,524,457		$29,816,178

Our outstanding CO Bonds at March 31, 2005, and December 31, 2004, include ($ amounts in thousands).

	At March 31, 2005	At December 31, 2004
Par amount of CO Bonds
Non-callable or non-putable	$11,870,105	$11,478,200
Callable	18,881,155	18,448,155

Total par value	$30,751,260	$29,926,355

The following table summarizes CO Bonds outstanding at March 31, 2005, and December 31, 2004, by year of maturity or next call date ($ amounts in thousands).

Year of Maturity or Next Call Date	At March 31, 2005	At December 31, 2004
Due in 1 year or less	$21,433,205	$21,088,655
Due after 1 year through 2 years	4,017,205	3,533,650
Due after 2 years through 3 years	1,689,550	1,466,050
Due after 3 years through 4 years	1,277,150	1,286,200
Due after 4 years through 5 years	869,900	1,057,150
Thereafter	1,464,250	1,494,650

Total par value	$30,751,260	$29,926,355

Consolidated Discount Notes

Our participation in Discount Notes, all of which are due within one year, was as follows ($ amounts in thousands).

	Book Value	Par Value	Weighted Average Interest Rate
March 31, 2005	$9,835,861	$9,861,891	2.63%
December 31, 2004	$10,631,051	$10,647,306	1.90%

Note 7—Employee and Director Retirement and Deferred Compensation Plans

We participate in the FIRF, a defined benefit plan. The plan covers substantially all officers and employees of the Bank. Funding and administrative costs of FIRF charged to operating expenses were $851,000 and $770,000 for the first quarter ended March 31, 2005 and 2004, respectively. FIRF is a multiemployer plan and does not segregate its assets, liabilities, or costs by participating employer. As a result, disclosure and accounting of the accumulated benefit obligations, plan assets, and the components of pension expense attributable to our Bank cannot be made.

We also participate in the FITP, a defined-contribution plan. Our contributions are equal to a percentage of participants’ compensation and a matching contribution equal to a percentage of voluntary employee contributions, subject to certain limitations. We contributed $131,000 and $137,000 to this plan in the first quarter ended March 31, 2005 and 2004, respectively.

We also maintain a non-qualified, unfunded deferred-compensation plan covering certain officers and directors. The plan’s liability consists of the accumulated compensation deferrals and the accumulated earnings on the deferrals.

We also maintain a non-qualified, unfunded supplemental executive retirement plan covering certain officers. This plan restores retirement benefits otherwise reduced by application of certain tax laws and regulations. In connection with this plan, we recorded net periodic pension expenses of $348,000 and $210,000 in the first quarter ended March 31, 2005 and 2004, respectively.

The components of the net periodic pension cost for our supplemental executive retirement plan for the first quarter ended March 31, 2005 and 2004 were ($ amounts in thousands).

	Supplemental Executive Retirement Plan
	2005	2004
Service cost	$133	$94
Interest cost	140	127
Amortization of unrecognized prior service cost	12	12
Amortization of unrecognized net loss	143	81

Net periodic benefit cost	$428	$314

The net periodic benefit expense for the year ending December 31, 2005 is expected to be $1,400,000.

Note 8—Segment Information

The following table sets forth our financial performance by operating segment for the quarter ended March 31, 2005, and the quarter ended March 31, 2004 ($ amounts in thousands).

	Traditional Funding, Investments, and Deposit Products	MPP	Total
2005
Net interest income	$33,540	$19,754	$53,294
Provision for credit losses on mortgage loans	—	—	—
Other income (loss)	(551)	(1,822)	(2,373)
Other expenses	8,344	988	9,332

Income before assessments	24,645	16,944	41,589

AHP	2,045	1,383	3,428
REFCORP	4,520	3,112	7,632

Total assessments	6,565	4,495	11,060

Income before cumulative effect of change in accounting principle	18,080	12,449	30,529

Cumulative effect of change in accounting principle	—

Net income	$18,080	$12,449	$30,529

2005
Total assets, March 31, 2005	$35,255,370	$8,992,714	$44,248,084

	Traditional Funding, Investments, and Deposit Products	MPP	Total
2004
Net interest income	$38,740	$5,171	$43,911
Provision for credit losses on mortgage loans	—	—	—
Other income (loss)	(1,015)	(892)	(1,907)
Other expenses	7,074	847	7,921

Income before assessments	30,651	3,432	34,083

AHP	2,517	281	2,798
REFCORP	5,614	630	6,244

Total assessments	8,131	911	9,042
Income before cumulative effect of change in accounting principle	22,520	2,521	25,041
Cumulative effect of change in accounting principle	(67)	—	(67)

Net income	$22,453	$2,521	$24,974

2004
Total assets, March 31, 2004	$36,163,172	$7,440,701	$43,603,873

Note 9—Derivative and Hedging Activities

Net realized and unrealized gain (loss) on derivatives and hedging activities for the quarters ended March 31, 2005, and 2004, are as follows ($ amounts in thousands):

Net Realized and Unrealized Gain (Loss) on Derivatives and Hedging Activities

	For the Quarter ended March 31,
	2005	2004
Losses related to fair value hedge ineffectiveness	$(797)	$(4)
Losses on economic hedges	(628)	(2,116)

Net gain (loss) on derivatives and hedging activities	$(1,425)	$(2,120)

The following table represents outstanding notional balances and estimated fair values of the derivatives outstanding at March 31, 2005, and December 31, 2004, ($ amounts in thousands).

	At March 31, 2005		At December 31, 2004
	Notional	Estimated Fair Value	Notional	Estimated Fair Value
Interest rate swaps
Fair value	$32,551,230	$(299,613)	$31,534,291	$(478,668)
Economic	167,646	(2,518)	130,013	(4,031)
Interest rate futures/forwards
Fair value	1,238,260	6,907	619,975	(944)
Economic	25,000	(11)	205,895	(236)
Interest rate caps/floors
Economic
Mortgage delivery commitments
Economic	28,585	(17)	204,015	(63)

Total	$34,010,721	$(295,252)	$32,694,189	$(483,942)

Total derivatives excluding accrued interest		$(295,252)		$(483,942)
Accrued interest		28,484		(229)

Net derivative balances		$(266,768)		$(484,171)

Net derivative asset balances		$56,590		$1,668
Net derivative liability balances		(323,358)		(485,839)

Net derivative balances		$(266,768)		$(484,171)

At March 31, 2005, and December 31, 2004, our maximum credit risk was approximately $56,590,000 and $1,668,000, respectively. These totals include $11,445,000 and $3,891,000, respectively, of net accrued interest receivable. In determining maximum credit risk, we consider accrued interest receivables and payables, and the legal right to offset assets and liabilities by counterparty. We held cash totaling $21,736,000 and $1,280,000 as collateral as of March 31, 2005, and December 31, 2004, respectively.

Note 10—Estimated Fair Values

The carrying value and estimated fair values of our financial instruments at March 31, 2005, were as follows ($ amounts in thousands).

2005 FAIR VALUE SUMMARY TABLE

Financial Instruments	Carrying Value	Net Unrealized Gains/ (Losses)	Estimated Fair Value
Assets
Cash and due from banks	$10,602		$10,602
Interest-bearing deposits	139,346	$(5)	139,341
Federal funds sold	1,920,000	(1)	1,919,999
Trading security	79,998		79,998
Available-for-sale securities	1,016,867		1,016,867
Held-to-maturity securities	6,215,768	(63,536)	6,152,232
Advances	25,650,277	15,227	25,665,504
Mortgage loans held for portfolio, net	8,992,714	(156,966)	8,835,748
Accrued interest receivable	121,956		121,956
Derivative assets	56,590		56,590

Liabilities
Deposits	997,072		997,072

COs
Discount Notes	9,835,861	2,639	9,833,222
CO Bonds	30,524,457	93,621	30,430,836
Accrued interest payable	290,700		290,700
Derivative liabilities	323,358		323,358
Mandatorily redeemable capital stock	33,615		33,615

Other
Advance commitments	—	(74)	(74)

The carrying value and estimated fair values of our financial instruments at December 31, 2004, were as follows ($ amounts in thousands).

2004 FAIR VALUE SUMMARY TABLE

Financial Instruments	Carrying Value	Net Unrealized Gains/ (Losses)	Estimated Fair Value
Assets
Cash and due from banks	$44,628		$44,628
Interest-bearing deposits	510,645	$(87)	510,558
Federal funds sold	3,280,000	(264)	3,279,736
Trading security	88,532		88,532
Available-for-sale securities	1,149,193		1,149,193
Held-to-maturity securities	6,068,145	1,219	6,069,364
Advances	25,230,470	59,846	25,290,316
Mortgage loans held for portfolio, net	7,761,767	(41,188)	7,720,579
Accrued interest receivable	109,827		109,827
Derivative assets	1,668		1,668

Liabilities
Deposits	879,417		879,417

COs
Discount Notes	10,631,051	2,377	10,628,674
CO Bonds	29,816,178	(94,466)	29,910,644
Accrued interest payable	244,295		244,295
Derivative liabilities	485,839		485,839
Mandatorily redeemable capital stock	30,259		30,259

Other
Advance commitments	0	(65)	(65)

Note 11—Commitments and Contingencies

The par amounts of the Federal Home Loan Banks’ outstanding COs, for which we have joint and several liability, including COs held by other Federal Home Loan Banks, were approximately $872.7 billion and $869.2 billion at March 31, 2005 and December 31, 2004, respectively.

Commitments that legally bind and unconditionally obligate us for additional Advances totaled approximately $89,530,000 and $14,519,000 at March 31, 2005, and December 31, 2004, respectively.

The LRA, an indicator of the potential expected losses for which we are liable under the MPP program, amounted to $10,267,000 and $8,905,000 at March 31, 2005, and December 31, 2004, respectively. Additional probable losses are provided through the allowance for credit losses. No allowance for credit losses is considered necessary at March 31, 2005, and December 31, 2004.

Commitments that unconditionally obligate us to fund/purchase mortgage loans totaled $28,585,000 and $204,015,000 at March 31, 2005, and December 31, 2004, respectively.

We had pledged, as collateral, cash totaling $31,270,000 and $43,570,000 at March 31, 2005, and December 31, 2004, respectively.

We entered into $1,772,370,000 of CO Bonds that had traded but not settled as of March 31, 2005. There were no Discount Notes traded that had not settled as of March 31, 2005.

We are subject to legal proceedings arising in the normal course of business. After consultation with legal counsel, management does not anticipate that the ultimate liability, if any, arising out of these matters will have a material effect on our financial condition or results of operations.

EXHIBIT INDEX

Exhibit Number	Description
3.1	Organization Certificate of the Federal Home Loan Bank of Indianapolis

3.2	Bylaws of the Federal Home Loan Bank of Indianapolis

4	Capital Plan of the Federal Home Loan Bank of Indianapolis

10.1	Federal Home Loan Bank of Indianapolis Executive Incentive Compensation Plan

10.2	Federal Home Loan Bank of Indianapolis Supplemental Executive Thrift Plan (with trust)

10.3	Federal Home Loan Bank of Indianapolis Supplemental Executive Retirement Plan (with trust)

10.4	Directors’ Deferred Compensation Plan (with trust)

10.5	Directors’ Fee Policy

10.6	Severance Agreement of Martin Heger

10.7	Form of Key Employee Severance Agreement for Executive Officers

12	Computation of Ratios of Earnings to Fixed Charges